As filed with the U.S. Securities and Exchange Commission on October 19, 2026.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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iStep Learning plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

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England and Wales	85100	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

80 Coleman Street, Suite 6.05
London EC2R 5BJ
United Kingdom
+44 20 4542 1887 Ext. 168
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Carter Brod Morgan, Lewis & Bockius UK LLP Condor House 5-10 St. Paul’s Churchyard London EC4M 8AL United Kingdom +44 20 3201 5000	Ning Zhang, Esq. Morgan, Lewis & Bockius Suites 1902-09, 19th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong, SAR +852 3551 8500	David Davies Boodle Hatfield LLP 240 Blackfriars Road London SE1 8NW United Kingdom +44 20 7629 7411	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue, 2nd Floor New York, NY 10016 (929) 300-7489

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion) Dated October 19, 2026

PRELIMINARY PROSPECTUS

iStep Learning plc

4,000,000 Ordinary Shares

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This is the initial public offering of iStep Learning plc. We are offering 4,000,000 ordinary shares, with a nominal value of £0.015625 per ordinary share, at a currently expected initial public offering price of between $4.00 and $5.00 per ordinary share.

Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to list our ordinary shares on the NYSE American LLC, or the “NYSE American”, under the symbol “ISTL.” No assurance can be given that our application will be approved or that a trading market for our ordinary shares, will develop. This offering will not proceed unless our ordinary shares are accepted for listing on the NYSE American.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15.

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We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and a “foreign private issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” beginning on page 12 of this prospectus for more information.

	Per Ordinary Share	Total(2)
Initial public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds to us, before expenses	US$	US$

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(1)       An underwriting discount equal to 7% of the initial public offering price will be provided to the underwriters. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters, or certain other expenses for which we have agreed to reimburse the underwriters. See “Underwriting” beginning on page 144 for a description of compensation payable to the underwriters.

(2)       Assuming that the underwriters do not exercise any portion of their option to purchase additional ordinary shares.

In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of the offering, warrants to the underwriters, exercisable 180 days after the closing of the offering and carrying a term of one year from the closing of the offering, entitling the underwriters to purchase a number of ordinary shares equal to 3% of the number of ordinary shares issued in the offering, at a price per ordinary share equal to 120% of the initial public offering price. We expect our total cash expenses for this offering (including cash expenses payable to the underwriters for their out-of-pocket expenses) to be approximately $            , exclusive of the above discounts and non-accountable expenses. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 144.

We have granted the underwriters an option for a period of 45 days after the closing date of this offering to purchase up to an additional 15% of the ordinary shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, if any, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $            , based on an assumed initial public offering price of $            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts, advisory fee and expenses, will be $            . See “Underwriting” beginning on page 144 for more information.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment on            ,            .

ARC GROUP SECURITIES LLC	PRIME NUMBER CAPITAL LLC

Prospectus dated             ,

Through and including              , 2026 (the 25th day after the date of the prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “iStep,” the “company,” the “group,” “we,” “us,” “our,” “our company” and “our business” refer to (i) iStep Learning Limited and its consolidated subsidiaries prior to the re-registration of iStep Learning Limited as a public limited company, and (ii) iStep Learning plc and its consolidated subsidiaries after the re-registration of iStep Learning Limited as a public limited company on August 3, 2026. See “Description of Share Capital and Articles of Association.”

In this prospectus, “UK” or “United Kingdom” refers to the United Kingdom and Great Britain and Northern Ireland.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We report under the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”). The financial information in this prospectus has been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS Accounting Standards to U.S. GAAP.

This prospectus includes our audited consolidated financial statements as of June 30, 2026 and 2025 and for each of the three years ended June 30, 2026, 2025 and 2024, together with the related notes thereto. Unless otherwise indicated, financial information presented in this prospectus has been derived from the audited consolidated financial statements.

We present our consolidated financial statements in British pounds sterling. All references in this prospectus to “dollar” or “$” mean U.S. dollars and all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and “pence” means pence in the currency of the United Kingdom with 100 pence equaling one Pound Sterling.

On October 16, 2026, we effected a subdivision of our ordinary shares pursuant to which each issued ordinary share with a nominal value of £1.00 was subdivided into 64 ordinary shares with a nominal value of £0.015625 each (the “Share Subdivision”). Unless otherwise indicated, all share and per-share information in this prospectus has been adjusted retrospectively to give effect to the Share Subdivision.

On January 17, 2026, our 80%-owned subsidiary Belong Education Ltd. (“Belong Education”) signed a term sheet for the proposed acquisition by Belong Education of Grolife Limited (“Grolife”), a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries (the “Grolife Acquisition”). We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance expected to be payable on a deferred basis following completion. See “Use of Proceeds” and “Proposed Grolife Acquisition.” We consider the Grolife Acquisition to be “probable” within the meaning of Rule 3-05 of Regulation S-X and present information herein on a basis that assumes we complete this acquisition, although its consummation remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments. The proposed Grolife Acquisition is deemed significant under Rule 3-05 and separate consolidated financial statements for Grolife are included elsewhere in this prospectus.

During the fiscal year ended June 30, 2025, we acquired Rocking Horse Nursery, and on December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., which we consider to be “probable” within the meaning of Rule 3-05 of Regulation S-X. This acquisition and proposed acquisition, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to this acquisition and proposed acquisition.

From November 2025 to April 13, 2026, we treated Belong Education as a joint venture for purposes of our IFRS financial statements on the basis that we did not control it based on provisions contained in the shareholders’ agreement in respect of such company. On April 14, 2026, the Belong Education shareholders’ agreement was amended as a result of which we now control it. Accordingly, our audited consolidated financial statements for the fiscal year ended June 30, 2026 reflect Belong Education as a joint venture until April 13, 2026 and as a consolidated subsidiary from April 14, 2026.

Non-IFRS Financial Measures

Certain financial measures presented in this prospectus are not recognized under IFRS. In particular, Adjusted EBITDA is not a presentation made in accordance with IFRS, and should not be considered as an alternative to profit/(loss) for the year or any other performance measure in accordance with IFRS, or as an alternative to cash provided by operating activities as a measure of our liquidity. EBITDA is defined as net income (loss) adjusted for net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for net sale-and-leaseback remediation costs (representing sale-and-leaseback remediation costs identified through purchaser due diligence and contractual closing arrangements, net of the related gain recognized in profit or loss from the same sale-and-leaseback transaction), impairment losses on both tangible and intangible fixed assets, and employee share-based payment expenses, as these net expenses are non-cash in nature and we believe may not be indicative of our core operating results and business outlook. Adjusted EBITDA for the fiscal year ended June 30, 2026 also includes an adjustment for the legal and professional costs incurred in relation to preparation for our IPO. No such costs were incurred in the fiscal years ended June 30, 2025 and 2024. While we have acknowledged that recurring costs of this nature will increase once we are a listed company, the magnitude of the costs incurred in the fiscal year ended June 30, 2026 does not permit a meaningful comparison of our results between periods.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA allows for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure and capital investments.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•        it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•        it does not reflect income tax expense or the cash requirements for income tax liabilities;

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•        while employee equity-settled share-based payment expenses are not a cash expense, we may have had to provide higher cash compensation to employees than if we had not been able to offer share incentives;

•        it does not reflect our cash used for capital expenditures or contractual commitments;

•        it does not reflect changes in or cash requirements for working capital; and

•        other companies, including other companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Rounding

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Market and Industry Information

Within this prospectus, we reference information and statistics regarding the industries in which we operate. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data. The market and industry information and statistics presented in this section and other sections of this prospectus, unless otherwise indicated, were extracted from different official government publications and other publications, and from the independent industry report prepared by Frost & Sullivan, an independent market research and consulting company, that was commissioned by us, in connection with this offering.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Trademarks, Service Marks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including “iStep” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our ability to finance the Grolife Acquisition as planned, including our ability to consummate this offering and to fund the deferred consideration when due;

•        the ability to recognize the anticipated benefits and synergies of the Grolife Acquisition, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•        costs related to the Grolife Acquisition and the subsequent integration of Grolife;

•        our ability to finance the Grolife Acquisition as planned, including our ability to consummate this offering as planned;

•        our ability to address changes in the demand for early years education and specialist education services;

•        our ability to adapt our business effectively to the specialist education area;

•        our ability to successfully identify acquisition targets in the future, acquire such businesses and integrate acquired operations into our business;

•        changes in United Kingdom childcare and education spending policies and budget priorities;

•        our ability to hire and retain qualified educators, management, employees, and maintain strong employee engagement;

•        our ability to manage our growth effectively;

•        conditions in the financial markets and other economic conditions;

•        changes in our need for capital and the availability of financing and capital to fund those needs;

•        our expectations regarding the effects of existing and developing laws and regulations, litigation and regulatory proceedings;

•        our ability to address adverse publicity;

•        our ability to manage the costs and liabilities of collecting, using, storing, disclosing, transferring and processing personal information;

•        the fluctuation in our share price after the offering;

•        the increased expenses associated with being a public company;

•        our ability to maintain adequate insurance coverage; and

•        the occurrence of natural disasters, environmental contamination, or other highly disruptive events.

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The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the accompanying notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Our Company

We are an owner, operator and manager of nursery centers in the United Kingdom, operating under nine brands. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos and The Nursery Family. Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We provide high-quality care and education to children from three months to five years of age. We currently operate 24 nursery centers with a combined total capacity of 1,280 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers services in accordance with our operational, safeguarding, and quality standards.

We also own a minority equity interest in DPS Education Limited, which operates a specialist educational needs and disabilities (SEND) school in Lincolnshire, England.

We are positioned as a mid-sized provider within the UK education sector, between large corporate chains and small independent providers. We combine the strengths of a national provider, including shared centralized support services covering quality assurance and curriculum oversight, HR and recruitment support, safeguarding and compliance monitoring, marketing and occupancy management, finance and payroll, and operational planning, with the personal, community-focused culture of a small independent nursery. This hybrid model allows us to deliver high professional standards and scalability, without compromising the local authenticity and family-level trust that underpin parent choices for early years education.

Our leadership approach is hands-on and present, enabling us to maintain a consistent quality culture while respecting the individual character of each nursery center. We maintain strong respect for the individual identity, history, and best practices of each center, recognizing that community identity and trust are critical in the UK early years education market. Our motto, “Because We Care,” reflects both our commitment to care and our broader belief in creating nurturing environments for children to grow.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as specialist education and online tutoring for young people. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand.

Our company is incorporated under the laws of England and Wales. We operate through eight subsidiaries, seven of which are wholly-owned and one of which is 80% owned. We have also recently established a 95%-owned subsidiary in Australia which has no operations as of the date of this prospectus.

Recent Developments

In accordance with our growth strategy, on December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., a nursery group with three centers in Cornwall, England (the “Bright Eyes Acquisition”). If consummated, the Bright Eyes Acquisition will add aggregate registered capacity of 170 places to our nursery business and increase our number of nurseries to 27.

In accordance with our growth strategy, on January 17, 2026, our 80%-owned subsidiary Belong Education Ltd. (“Belong Education”) signed a term sheet for its proposed acquisition of Grolife Limited (“Grolife”), a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries (the “Grolife Acquisition”). The consummation of the Grolife Acquisition remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance expected to be payable on a deferred basis following completion. We currently expect to fund the deferred consideration through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing, and we do not currently have committed financing arrangements in place for the deferred consideration. The Grolife Acquisition remains subject to the negotiation and execution of definitive acquisition documentation and the satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife” and “Use of Proceeds.” The Grolife Acquisition, if consummated, will mark our entry into the specialist education sector in the United Kingdom.

On June 30, 2026, Jiayi International Education Investment Group Limited (“Jiayi International”) transferred all of the ordinary shares in our company it owned to Aurevia Education Limited (“Aurevia Education”) as part of an internal restructuring of the Jiayi Education Holdings Limited group. Aurevia Education was incorporated shortly before the transfer for purposes of the internal restructuring. As both Jiayi International and Aurevia Education are indirectly wholly owned by Jiayi Education, the transfer did not result in any change in the ultimate beneficial ownership of our company.

Our History

Our company was incorporated on May 9, 2023. On September 29, 2023, we acquired Bambinos by way of a share-for-share exchange, and on that date we commenced trading. On September 30, 2023, we acquired The Nursery Family from Asa Education Holding Ltd (“Asa Education”).

Bambinos was founded in Plymouth in 1994, opening its first Office of Standards in Education, Children’s Services and Skills (“Ofsted”) registered nursery on March 3, 1995. The Bambinos group added three nursery centers between 2005 and 2007. The Nursery Family traces its origins back to 1987, when it operated under the name Headstart. In 2002, its name was changed to A Step Ahead Ltd., and between 2006 and 2015 it grew into a group of six centers. In 2020, A Step Ahead Ltd was acquired by Asa Education, which was at the time beneficially owned by Yang Meng and Dongyu (Patrick) Lou, which led a rebrand of the company to The Nursery Family and a capital investment program. The Nursery Family grew to nine nursery centers before being acquired by our company in 2023.

Since our company’s incorporation and acquisition of Bambinos and The Nursery Family, we have achieved rapid growth both through strategic acquisitions and organically. The following are our key historical milestones:

•        In November 2023, we acquired MKM Childcare Limited (“Little Explorers Day Nurseries”), a group of three nursery centers based in Burgess Hill and Crawley, West Sussex.

•        On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity. This transaction supported the acceleration of our general growth.

•        In December 2023, we acquired Frogmore Montessori Nursery, our first Montessori nursery, based in Plymouth, Devon, bringing our total number of nursery centers across Southeast and Southwest England to 17 by the end of 2023.

•        In January 2024, we acquired a minority ownership interest in DPS Education Limited, a SEND group, supporting the launch of its first school in September 2024.

•        In February 2024, we acquired Muddy Boots Childcare Ltd, a group of three nursery centers based in Exeter, Devon.

•        In April 2024, we acquired Stepping Stones Day Nursery (SW) Ltd, located in Okehampton, Devon.

•        In May 2024, we acquired Home from Home Nursery Limited, located in Hove, East Sussex. In September 2024, we renamed this center Home by the Sea Day Nursery and Pre-School.

•        In October 2024, we acquired Rocking Horse Nursery, located in Godalming, Surrey.

•        In November 2025, we established an 80%-owned joint venture Belong Education Ltd., to serve as an investment platform for our expansion into the provision of special educational needs and disabilities (SEND) schools. Belong Education is 20% indirectly owned by Xuhui Ren, who serves as the CEO of Belong Education. As from April 14, 2026, Belong Education is accounted for as our subsidiary.

•        On December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., a nursery group with three centers in Cornwall, England.

•        On January 17, 2026, our 80%-owned subsidiary Belong Education signed a term sheet for the proposed acquisition by Belong Education of Grolife, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. The EdStart Schools group was founded in Manchester, England, in 2010.

•        On January 22, 2026, we raised £0.76 million (including cash consideration of £0.48 million) through a placing of ordinary shares to Jiayi International, Homaster Co., Ltd and SW Home Investment Ltd.

•        On September 7, 2026, we opened the West Green Day Nursery and Preschool (now operating under the Little Explorers brand) in Crawley, West Sussex.

Our Competitive Strengths

We believe the following strengths are central to our business model:

Commitment to Quality Education and Care

Since our founding, quality education and care have been at the heart of everything we do. We believe we have built a reputation as one of the leaders in early years education in the United Kingdom and believe delivering a high-quality educational experience in safe, nurturing and engaging environments creates real value for children, families and the communities we serve. Our clear operational standards ensure consistent quality across all of our locations, ensuring that each of our centers or schools delivers high-quality care while preserving the unique identity of valuable brands. The quality of our education and care is rooted in the quality, consistency, and dedication of our people. We have built a culture that cares for and develops not only our children but also our staff, resulting in high engagement and a stable learning environment across our nurseries.

Our nurseries are designed to meet rigorous accreditation and rating standards established by Ofsted. In our nurseries, our standardized, play-based curriculum, aligned with the UK Early Years Foundation Stage (“EYFS”) framework, promotes multilingualism, motor skills, social development, physical growth, and emotional wellbeing, delivering holistic learning outcomes.

As of the date of this prospectus, 18 of our 24 nursery centers had been inspected under Ofsted’s previous inspection framework and were rated either “Good” or “Outstanding”. Four have been inspected under the new Ofsted framework and have achieved an “Expected Standard” or above across the evaluation areas. Of the remaining two nursery centers, one is awaiting its first inspection since being acquired in 2024, while West Green Day Nursery and Preschool, which was opened by us in September 2026, is awaiting its first inspection. We have consistently achieved positive satisfaction ratings among respondents in our nursery center parent satisfaction surveys, which is a testament to our ability to deliver on our commitment to quality.

Local Brand Identity and Community Trust

Unlike many large nursery chains that often rebrand acquired nurseries, we typically retain the local brands and identities of acquired nurseries and invest in the existing brand and culture of each center. In the UK, nursery brands are often part of the fabric of their communities. We operate under nine nursery brands in the United Kingdom.

Certain of our nurseries have as much as 30 years of history over which time they have built trust in their local communities. We recognize that, in the UK, a nursery’s name often holds deep meaning within its local community. We have retained the original brands of 20 of the 23 nursery centers we have acquired. This approach preserves long-standing family and community trust, provides continuity for children, staff and parents and builds on established good practices at the center level. This approach has also supported consistent growth in enquiries and enrolments. If the Grolife Acquisition is consummated, we intend for the acquired specialist education schools to continue trading under the EdStart Schools brand.

Stakeholder engagement is a core focus for us. We seek to establish and maintain strong community trust and continuity for families, and we have established meaningful partnerships with local community organizations to create a positive impact within the communities we serve. These efforts reflect our dedication to fostering collaboration and ensuring that stakeholder needs and expectations are consistently met. We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, such as charity fundraising and awareness events to support local causes, partnerships with local schools and community groups to ease transitions for children, and environmental projects such as community gardening days and recycling drives.

Centralized Operational Support and Resources

While maintaining a strong respect for the individual identity, history, and best practices of each nursery center and the personal touch of a small independent nursery, we support our nurseries and schools with the professionalism and centralized infrastructure of a scaled operator. Through our Support Team, we offer centralized operational support and resources including: quality assurance and curriculum oversight; human resources and recruitment support; training; safeguarding and compliance monitoring; marketing and occupancy management; finance and payroll; and operational planning. For our nursery centers, our Support Team also ensures stringent adherence to the EYFS framework, including safeguarding, staff qualifications, and child-to-staff ratios. We implement real-time risk assessments, rigorous hygiene standards, secure premises, and accident prevention measures. Our Support Team ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling the managers of our nurseries to focus on what matters most: the quality of care and education. Our leadership and Support Team are hands-on, responsive, and deeply involved in the day-to-day success of each center or school. The reliability of a group makes us an attractive option for families.

Experienced and Committed Leadership Team

Members of our board of directors and management team have extensive experience in the early childhood education and the broader education sector. Led by the Chair of our board, Xiaobing Wang, and our CEO, Chenyan Xu, our leadership team brings expertise in early childhood education, EdTech, and international education investment. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He is also a significant shareholder in Jiayi Education Holdings Limited (“Jiayi Education Holdings”), an education group with operations in China, which, through its indirect ownership of Aurevia Education, owns 52.4% of our ordinary shares (prior to this offering). Dr. Xu’s work has consistently centered on education and child development, with experience spanning academic research, higher education, EdTech, and education investment throughout his academic and professional career. The diverse professional backgrounds and deep operational expertise of our leadership team underpin our ability to maintain consistent quality and implement best practices across our centers. With a track record of acquisitions, our leadership team drives strategic growth and operational excellence. The strength of our leadership team enables us to take a systematic and strategic approach to quality, encompassing curriculum design, staff training, and internal supervision, reflecting our deep-rooted commitment to education as a long-term, transformative mission.

Government Funding and Diversified Revenue Sources

Our revenues are generated from both government-funded places and privately funded places. A significant amount of our revenue is attributable to such UK government assistance. In the fiscal year ended June 30, 2025, approximately 49.2% of our revenue was attributable to such assistance. Largely due to the UK government’s expansion of free childcare which was rolled out in 2024 and 2025, the percentage of our revenue attributable to UK government assistance increased to approximately 64% in the fiscal year ended June 30, 2026. For specialist education schools, all revenue is derived from government-funded places. As a result, if the Grolife Acquisition is consummated the proportion of our revenue generated from government-funded places will increase. The funding support for our business provided by the UK government reduces our exposure to local economic conditions and private demand. For our nursery centers, we are well-positioned to benefit from the 2025 rollout in the UK of 30 government-funded childcare hours per week for children from nine months to school age, which is expected to increase demand by hundreds of thousands of places in the sector, favoring scalable nursery center operators like us. In addition, our income is broadly distributed across all of our centers and regions, and no individual family or customer group accounts for a material share of our total revenue. This diversification in our revenue sources reduces our reliance on any single revenue stream and supports financial stability and resilience against fluctuations in either public funding or private demand.

Acquisition Track Record

We have a track record of acquiring businesses at attractive valuations and successfully integrating them. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. In the fiscal year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the fiscal year ended June 30, 2025, from nursery centers that were acquired in the fiscal year ended June 30, 2024 as well as one acquired in October 2024. We have an established acquisition team to pursue potential targets using a proven framework to evaluate potential transactions effectively with the goal of maximizing our return on investment while minimizing risk. We have developed a robust quality assurance framework, curriculum model, and support infrastructure, and we have gained valuable experience in acquisition integration. Our ability to integrate newly-acquired nurseries efficiently ensures that our quality standards remain high across all locations. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through the proposed Grolife Acquisition. We continue to monitor other acquisition opportunities while consolidating and integrating our completed acquisitions.

Our Growth Strategy

We seek to continue our growth trajectory by executing the following strategies:

•        continued expansion of our nursery footprint in the United Kingdom both through acquisitions and establishing and developing new nurseries;

•        extending our business by adding higher-margin adjacent offerings; and

•        in the longer term, expanding internationally, with an initial focus on Australia and a consideration of the North American market.

Our growth will be driven by scaling our existing core early years education provision, extending our business into complementary educational sectors, and enhancing our digital and operational infrastructure. Our intended use of the IPO proceeds is directly aligned with our growth strategy, with funds to be allocated in order to accelerate growth, strengthen operational efficiency, and create long-term value.

Continue to Expand Our Nursery Offering in the United Kingdom

We seek to increase our nursery enrollment through acquisitions and organic growth in the UK and through increasing capacity and occupancy levels at our existing centers. We believe we are well-positioned to scale further and deliver greater access to our high-quality provision for more families and communities, improved operational efficiency and margin through economies of scale including shared systems and centralized functions, and enhanced shareholder value through accelerated growth. We plan to allocate a portion of the proceeds of the IPO toward the continued acquisition of high-quality nursery operators in the United Kingdom as well as to support organic growth.

Opportunistically Pursue Nursery Acquisitions

We have a track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within our market. We will continue to seek attractive opportunities for acquisitions that enhance our strategic positioning and increase our scale.

Our strategic criteria for acquisitions include nurseries that enhance our competitive positioning, complement our geographic footprint and have a strong cultural fit and compliance culture. We seek to acquire brands that have been built on years of hard work and best practice from previous owners. Our experience has indicated that many of the smaller individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Increasing costs and regulatory complexity drive small provider exits, creating acquisition opportunities for well-capitalized groups like us. We also pay attention to opportunities presented in connection with owner retirements.

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven education groups, is our respect for local brands and community ties. We seek to preserve and enhance the tangible heritage of every center by resolutely focusing on the quality of their services. While our growth is driven by strategic acquisitions, we typically choose not to rebrand centers post-acquisition. We have retained the original brands of 20 of the 23 nursery centers we have acquired, with minor adjustments to reflect affiliation with iStep. This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group.

We maintain a robust pipeline of potential targets to support our inorganic growth trajectory. Since our inception, we have worked with agents specializing in the education sector who help us identify potential opportunities. We employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with our existing nurseries, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new addition, our acquisition and integration team, including our senior management, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

Organic Growth by Adding Nursery Centers

In addition to acquisitions, organic growth is a key pillar of our expansion strategy. We have initiated a strategy aimed at establishing new greenfield and brownfield nurseries in locations that bridge our existing regional hubs. This approach will allow us to strengthen our regional clusters, ensure operational support consistency, and maintain uniform brand standards and educational quality. This strategy follows a disciplined and data-driven model commonly adopted by leading operators in the early years education sector. This involves identifying high-potential catchment areas within commuting distance of our existing regional hubs, securing suitable premises (either through acquisition, long-term lease, or development partnerships), and applying our standardized design, curriculum, and operational frameworks to ensure rapid ramp-up and consistent quality delivery. In line with this strategy, we are actively monitoring local market opportunities. For example, we regularly review new property developments that include designated childcare facilities and view competitive tender processes as an important channel for identifying and securing new nursery locations, including opportunities offered by local councils and schools. Pursuant to this strategy, on July 1 and July 15, 2026, we were selected as the successful bidder in tender processes with Devon County Council and West Sussex County Council, respectively, to establish and operate two new nurseries at existing premises made available for nursery use by the relevant local authority or school. The Devon nursery will operate from the Former Hatherleigh Children’s Center in Devon, an existing children’s center premises that we will use for a new nursery operation, and the West Sussex nursery operates from existing premises at West Green Primary School in West Sussex that have been refurbished for use as a day nursery.

Increasing Capacity and Occupancy Levels

We continuously assess opportunities to grow our revenue and improve our operational efficiency within our existing portfolio of nurseries through capacity enhancement, improved utilization of existing spaces and strategic geographic expansion. With regard to our existing nursery centers, our growth strategy primarily consists of re-planning the current space and use, extending sites to increase the effective square footage of the centers and improving occupancy levels. We conduct regular site assessments to evaluate whether additional childcare capacity can be created within our current settings, based on the physical characteristics of each property and Ofsted’s space requirements. In addition to physical reconfiguration, we aim to implement a range of initiatives to drive higher occupancy and sustain long-term demand. For our nursery centers these include targeted marketing and community engagement to attract new families, ongoing refurbishment and facility enhancements such as outdoor play areas and gardens to improve the learning environment, continuous staff development programs to maintain high childcare quality and compliance with EYFS standards, and strengthened parent communication through regular feedback, events, and digital tools to foster trust and retention. If the Grolife Acquisition is consummated, we intend to increase occupancy at Grolife’s specialist education schools by building operational links between those schools and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. By integrating specialist education into our existing education model, we believe we can provide a comprehensive, inclusive educational experience for a wider range of children.

Addition of Adjacent Offerings

As part of our growth strategy, we intend to make acquisitions and/or strategic investments in complementary sectors, in particular specialist education and online tutoring, while continuing to expand our nursery operations. The proposed Grolife Acquisition is illustrative of this strategy. By extending our business into complementary sectors, we aim to ultimately provide parents and children with a one-stop shop for educational services, expanding our client base and serving our clients for longer periods of time, including post-nursery years and teenage years. In addition, adjacent areas generate economies of scale due to our centralized support function as our business grows and they may generate higher margins. With the cross-sector experience of our management and shareholders and our established quality systems, we are confident in our ability to enter new markets with strong early traction, leverage existing capabilities across service lines and build a more diversified and resilient revenue base.

We seek to foster holistic child development, by offering high-quality early years education, specialist education, and online tutoring tailored to individual needs, fostering academic, emotional, and social growth and creating a fully integrated educational ecosystem. Our goal is to build a comprehensive education service system that spans from early childhood to adolescence, with diversified revenue streams. By leveraging digital platforms such as online tutoring, we seek to reach learners beyond our physical footprint. The proceeds of this IPO will enable us to accelerate this expansion, supporting due diligence, staffing, licensing, and setup for these new initiatives.

In the specialist education area, we intend to build on our minority equity investment in DPS Education Limited to integrate specialist education pathways into our business, including by acquisitions of or further strategic equity investments in specialist education businesses, such as the proposed Grolife Acquisition. We intend to develop our presence in the specialist education area by building operational links between specialist education schools that we acquire and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. The increasing prevalence of specialist education schools offers an opportunity for us to expand with complementary services, creating integrated learning pathways. By integrating specialist education into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. In addition, specialist education schools provide an opportunity for us to increase our profit margins, as their fees are higher than nurseries and they are fully funded by the government. On November 20, 2025, we established our 80%-owned joint venture Belong Education Ltd., to serve as an investment platform for our expansion into the provision of special educational needs and disabilities (SEND) schools. Belong Education is 20% owned by Xuhui Ren, who serves as the CEO of Belong Education. As from April 14, 2026, Belong Education is accounted for as our subsidiary. See “Certain Relationships and Related Party Transactions — Belong Education Agreements with Xuhui Ren.” The Grolife Acquisition is planned to be made by Belong Education.

We plan to enter the online tutoring sector in the United Kingdom through selective investments or acquisitions on an opportunistic basis. We define online tutoring as the delivery of education services and learning support to pupils entirely through digital platforms and internet-based technologies, without the requirement for physical presence of a tutor. Increasing demand for tutoring offers an opportunity for us to expand our service offering and create integrated learning pathways. We believe that the integration of technology in education can significantly enhance learning outcomes by providing innovative tools and access to resources, supporting pedagogical goals while fostering digital literacy and critical thinking among students. Online tutoring is a high-demand area which offers higher margins than our nursery and specialist education businesses and will support increased profitability of our operations. By integrating online tutoring services into our existing education model, we believe we can provide a comprehensive, inclusive educational experience for a wider range of children. We intend to focus on 11+, GCSE, and A-Level tutoring, including both educator- and AI-led offerings, with an emphasis on Math and Science, supplemented by English, with an aim to expand online tutoring services to various subjects with the adoption of AI. We are currently evaluating long-standing, high-profitability online tutoring businesses focused on under 15-year-olds, and would consider a minority investment in or acquisition of such businesses on an opportunistic basis. Our growth strategy over the next three years in the online tutoring space is limited to highly selective opportunities. In this area, we intend to only consider investments in AI-based educational technology companies that have already demonstrated a paid revenue model. Such investments will be pursued with the objective of diversifying revenue streams and increasing margins, while creating synergies that support and enhance our existing businesses. In this area we intend to leverage the expertise and experience of our indirect shareholder Jiayi Education Holdings and the experience of certain of our board members in the online education field. Jiayi Education Holdings is an education group with operations in China, which has a track record of long-term investment and operational involvement in the EdTech sector, including investments in early-stage education businesses and supporting their growth and development. Notably, Jiayi Education Holdings has previously invested in and supported the growth of UK EdTech companies EZ Education Limited and Mathigon Limited from seed stage through to subsequent exit, providing us with relevant experience in scaling technology-enabled education platforms.

International Expansion

While consolidating our presence in the UK market, we are also currently assessing international expansion as a longer-term growth strategy, with an initial focus on nursery expansion in Australia and possibly the North American market. We have identified Australia as an attractive market for our nursery expansion for several reasons, including that it shares cultural and linguistic similarities with the UK, which reduces adaptation costs and ensures alignment in educational philosophy, and that its early childhood education framework is broadly compatible with the UK’s EYFS framework, creating a smoother operational transition. In addition, Australia’s strong government support for early childhood education, through subsidies and quality standards, underpins a stable and growing demand for premium services. As an immigration-driven economy, Australia offers a diverse and internationally minded customer base, which aligns well with our brand positioning. We are conducting research on the Australian early childhood education market and developing an actionable market entry plan. This initiative is currently at the preparatory stage, with initial work focused on market research, regulatory assessment, and partnership development. In February 2026 we established a 95%-owned Australian subsidiary, iStep Learning Australia Pty Ltd, which has no material operations as of the date of this prospectus.

Proposed Grolife Acquisition

On January 17, 2026, our 80%-owned subsidiary Belong Education signed a term sheet for the proposed acquisition by Belong Education of Grolife, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. The Grolife Acquisition remains subject to the negotiation and execution of definitive acquisition documentation and the satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife” and “Use of Proceeds.” The Grolife Acquisition, if consummated, will mark iStep’s entry into the specialist education sector in the United Kingdom.

The terms currently contemplated provide for aggregate cash consideration of approximately £10.2 million, subject to customary adjustments. Based on the parties’ current discussions, approximately £6.2 million of the consideration is expected to be payable upon completion of the Grolife Acquisition, with the balance payable on a deferred basis following completion. We currently expect to fund the deferred consideration payments through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration payments. The final payment terms remain subject to negotiation and execution of definitive acquisition documentation.

The definitive acquisition documentation is expected to set out, among other matters, the final consideration and payment terms and the conditions to completion. We consider the Grolife Acquisition to be “probable” within the meaning of Rule 3-05 of Regulation S-X and present information herein on a basis that assumes we complete this acquisition, although its consummation remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments.

We cannot provide any assurance as to the actual timing of completion of the Grolife Acquisition, or whether the Grolife Acquisition will be completed at all. For additional information, please see the heading “Proposed Grolife Acquisition” and the “Risk Factors” section for certain risks relating to the Grolife Acquisition.

For more information on Grolife, please refer to the financial statements of Grolife and the related notes appearing elsewhere in this prospectus. In addition, please refer to the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” for unaudited statements on our combined company on a pro forma basis giving effect to the Grolife Acquisition, and refer to the section “Proposed Grolife Acquisition.”

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our ordinary shares. These important risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

•        We have a brief operating history and limited historical financial information, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our ordinary shares.

•        We have grown rapidly since our incorporation and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our company culture and brands may be harmed.

•        We have limited experience and no operating history in the specialist education business area, and there can be no assurance that we will be successful.

•        We have incurred operating losses in the past and may not achieve or maintain profitability in the future.

•        If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

•        Potential reductions in the level of UK government funding for the early years education and childcare industry and customers could have a material adverse effect on our business.

•        Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

•        Our success depends on the continued contributions of our key personnel, and our ability to recruit, train, motivate and retain them.

•        Changes in the demand for early childhood education and specialist education services in the United Kingdom may adversely affect our business, financial condition and results of operations.

•        The market in which we operate is highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

Risks Relating to Our Operations

•        We depend on third-party suppliers for certain of our services, which exposes us to the risk of service failures by such suppliers.

•        We rely significantly on the use of information technology both in-house and by our third-party service providers. Any significant failure, inadequacy, interruption, or data security incident of our information technology systems, or those of our third-party service providers, could harm our business and operations.

•        Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.

•        If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Risks Relating to Our Financial Condition and Financial Reporting

•        Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to sustain our operations.

•        Our ability to achieve and maintain profitability depends on our ability to offset our costs, particularly labor costs.

•        Our indebtedness may increase, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our debt obligations.

Risks Relating to Legal and Regulatory Matters

•        All of our nursery centers are registered and regulated by Ofsted, and poor Ofsted ratings could materially harm our reputation, enrollment, revenue and ability to operate.

•        Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

•        Changes in laws and regulations could impact the way we conduct business.

Risks Relating to our Proposed Acquisition of Grolife

•        We expect to complete this offering before entering into a definitive agreement for the Grolife Acquisition, and we may not have sufficient funds to complete the acquisition or pay the deferred consideration when due.

•        Cash expenditures associated with the proposed Grolife Acquisition may create significant liquidity and cash flow risks for us.

•        Failure to complete the acquisition of Grolife could materially and adversely affect our results of operations and the market price of our ordinary shares.

•        If the planned Grolife Acquisition is consummated, Grolife may not perform as we or the market expects, which could have an adverse effect on the price of our ordinary shares.

•        The obligations and liabilities of Grolife, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish the value of Grolife to us if the Grolife Acquisition is consummated.

•        Our Belong Education subsidiary, which is proposed to acquire Grolife, has a substantial non-controlling interest owned by a member of our management, and our arrangements with such minority shareholder could have an adverse effect on our business.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

•        There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

•        The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

•        You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

•        The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

•        Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of potential gains and you may never receive a return on your investment.

•        Our largest shareholders will continue to have significant influence over us after this offering.

•        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•        It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

•        The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

•        Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

Corporate Structure

The diagram below depicts our corporate structure as of the date of this prospectus.

Corporate Information

We are a public company with limited liability incorporated pursuant to the laws of England and Wales on May 9, 2023. We are registered with the Registrar of Companies in England and Wales under number 14857880. A description of the material terms of our amended and restated articles of association and ordinary shares as will be in effect following the consummation of this offering are described in the section entitled “Description of Share Capital and Articles of Association.”

On August 3, 2026, iStep Learning Limited re-registered as a public limited company and changed its name to iStep Learning plc. Special resolutions were passed by the shareholders of iStep Learning Limited to approve the re-registration as a public limited company, the name change to iStep Learning plc and the adoption of new articles of association for iStep Learning plc appropriate for a public company.

Our principal executive office is located at Suite 6.05, 80 Coleman Street, London, EC2R 5BJ, United Kingdom. The telephone number at this address is +44 20 4542 1887 ext. 168. Our website address is isteplearning.co.uk. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Cogency Global Inc.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Because we prepare our financial statements in accordance with IFRS as issued by the IASB, the extended transition period available to emerging growth companies for complying with new or revised financial accounting standards is not applicable to us, and we will adopt new or revised accounting standards on the relevant dates on which adoption is required by the IASB.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Ordinary Shares.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer, and, as a result, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. Moreover, the information we are required to file with or furnish to the U.S. Securities and Exchange Commission, or the SEC, will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in England and Wales, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards. Currently, we generally plan to rely on home country practices with respect to our corporate governance after we complete this offering.

THE OFFERING

Ordinary shares offered by us	4,000,000 ordinary shares.
Ordinary shares outstanding prior to this offering(1)	37,676,608
Ordinary shares to be outstanding after this offering(1)	41,676,608 ordinary shares (42,276,608 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us in full).
Option to Purchase Additional Ordinary Shares

We have granted the underwriters an option to purchase up to an additional 15% of the total number of ordinary shares offered hereby at the initial public offering price less underwriting discounts, within 45 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $           million (or $           million if the underwriters exercise their option to purchase additional ordinary shares from us in full), assuming an initial public offering price of $           per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, as follows:

•   approximately £6.2 million (approximately $8.3 million) to fund the consideration expected to be payable upon completion of the Grolife Acquisition;

•   approximately £1.7 million (approximately $2.2 million) to fund the first deferred consideration payment in connection with the Grolife Acquisition, which is expected to become payable six months after completion of the Grolife Acquisition;

•   approximately £1.5 million (approximately $2.0 million) to fund the proposed Bright Eyes Acquisition;

•   approximately £50,000 (approximately $66,000) to pay outstanding acquisition-related legal expenses; and

•   the remainder for working capital and general corporate purposes.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

____________

(1)      The number of our ordinary shares outstanding is based on 37,676,608 ordinary shares outstanding following the Share Subdivision and immediately prior to this offering and excludes:

•        1,152,000 ordinary shares issuable upon exercise of outstanding options under our share option plan (the “Share Option Plan”), giving effect to the Share Subdivision, as of June 30, 2026; and

•        1,256,640 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan, giving effect to the Share Subdivision, as of June 30, 2026.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

•        no purchase of ordinary shares in this offering by directors, officers or existing shareholders.

Lock-up

We have agreed with the underwriters, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the Representative. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 6 months from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month lock-up restrictions. See “Underwriting” for more information.

Transfer Agent	Equiniti Trust Company, LLC
Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for additional information.

Listing

We have applied to list our ordinary shares on the NYSE American under the symbol “ISTL”. Our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Relating to Our Business and Industry

We have a brief operating history and limited historical financial information, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our ordinary shares.

We began operations in September 2023 through our acquisitions of nursery groups Bambinos and The Nursery Family, and we have since grown mainly by making six further acquisitions (comprising a total of 10 nursery centers). While we have been successful to date in leveraging our expertise and industry relationships to develop and expand our businesses, our business model has not been fully proven and we have limited financial information that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue may not be indicative of our future performance. For example, our revenue growth has mainly been the result of acquisitions. We have also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in regulated industries, including attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to maintain positive cash flows from operations or profitability in any given period, or at all.

Given our limited operating history, you have little historical information upon which to evaluate our prospects, including our ability to execute our growth strategy. We cannot assure you that we will be able to implement our business objectives, that any of our objectives will be achieved or that we will be able to operate profitably. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition, our ability to capitalize on any such opportunities, the availability of adequate short- and long-term financing, conditions in the financial markets and other economic conditions.

We have grown rapidly since our incorporation and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our company culture and brands may be harmed.

We have experienced substantial growth and development in a relatively short period of time, and we believe that our business will continue to grow for the foreseeable future. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family in September 2023, we have completed six further acquisitions (comprising a total of 10 additional nursery centers) in the United Kingdom. The proposed Grolife Acquisition, if consummated, would significantly increase the size of our operations and will also represent the entry by us into a new business area. The responsibilities of our management will increase as a result of this growth, placing significant strain on our managerial and operational resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our operational, accounting, finance, marketing and sales and HR personnel. Management of growth will require, among other things:

•        the ability to integrate new and prior acquisitions into operations;

•        continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

•        increased marketing activities;

•        the hiring and training of new personnel; and

•        the ability to adapt to changes in the markets in which we operate, including increased competition and demand for services.

Any inability to successfully manage our growth or personnel needs could have a material adverse effect on our business, financial condition and results of operations.

We have limited experience and no operating history in the specialist education business area, and there can be no assurance that we will be successful.

Our planned acquisition of Grolife will represent the entry by us into a new business area, as we have not previously operated specialist education schools. Our business currently consists of operating nursery centers in the United Kingdom, and we had a 23.49% equity interest in a SEND school as a financial investor. In addition, our growth strategy provides for expanding into other new business areas such as online tutoring for young people, in which we have limited experience and no operating history, and our longer-term growth strategy includes expansion of our operations internationally. We may not be able to adapt our business effectively to these new areas, and there can be no assurance that we will achieve the same level of success in these new business areas as we have in our nursery center business. In addition, the complexity of operating across multiple business areas and multiple jurisdictions increases the risk of strategic missteps, resource allocation challenges, and difficulty in maintaining a cohesive corporate strategy, which could adversely affect our ability to execute effectively and respond to competitive pressures.

We have incurred operating losses in the past and may not achieve or maintain profitability in the future.

We incurred operating losses in each of the first three fiscal years of our operations. We expect our operating expenses to continue to increase in the future as we continue to invest in our business and expand into new adjacent business areas and geographies. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue by an amount sufficient to offset our increased operating expenses or to become profitable. Our revenue growth may be slower than anticipated or our revenue may decline for a number of other reasons, which could include slowing demand for our services, insufficient growth in the number of customers that utilize our services, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, increasing regulatory costs, or economic conditions that reduce demand for our services, among others. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected. If we are unable to generate adequate revenue growth and offset our operating expenses, we may continue to incur significant losses and may not be able to achieve or maintain profitability in the future.

If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

Our success depends on our ability to implement our growth strategy. A key component of our growth strategy is the acquisition and integration of nurseries or schools in a timely, efficient and cost-effective manner. If the plan is not properly implemented or not consistently implemented across each of our nurseries and schools, there may be an adverse effect on our business and financial position. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family in September 2023, we have completed six further acquisitions (comprising a total of 10 nursery centers) in the United Kingdom and our 80%-owned subsidiary has signed a term sheet for the proposed acquisition of Grolife, a group of eight specialist education schools. We believe acquisitions will continue to form a central pillar of our growth strategy going forward. Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•        the availability of suitable acquisition opportunities;

•        obtaining any required financing on suitable terms;

•        the level of competition from other companies, which may have greater financial resources;

•        our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and

•        our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.

Acquisitions may also divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.

Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed. If the proposed Grolife Acquisition is consummated, there can be no assurance that we will not encounter difficulties or delays in integrating Grolife or that our integration efforts will ultimately be successful.

We may also fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions.

Potential reductions in the level of UK government funding for the early years and specialist education industry could have a material adverse effect on our business.

At present, the UK government provides substantial financial support to the UK early years education and childcare industry and customers. In the nursery area, this support includes various initiatives for government funding provided to parents to reduce the cost burden on parents, making quality childcare more accessible. In the specialist education area, revenue is primarily derived from publicly funded placements commissioned or funded by local authorities and/or schools. A significant amount of our revenue is attributable to such UK government assistance. In the fiscal year ended June 30, 2025, approximately 49.2% of our revenue was attributable to such assistance. In April 2024, the UK government initiated a historic expansion of free childcare, widely regarded as the largest public investment in UK early years education to date, offering 15 hours per week of funded childcare for eligible working parents of two-year-olds, with coverage extended to children from nine months in September 2024 and further expanded in September 2025 to provide 30 hours per week of free childcare for children from nine months to school age. Largely due to this expansion of free childcare, the percentage of our revenue attributable to UK government assistance increased to approximately 64% in the fiscal year ended June 30, 2026. For specialist education schools, all revenue is derived from government-funded places. As a result, if the Grolife Acquisition is consummated the proportion of our revenue generated from government-funded places will increase above its current level.

We have benefited significantly from the recent expansion of free childcare in the United Kingdom, which favors scalable operators like us and which has driven higher occupancy and allowed us to scale our business efficiently. However, any reduction, delay in payment, or change in eligibility criteria for government funding, whether due to fiscal policy, budget constraints, or political decisions, could reduce parental demand for our services, necessitate nursery center fee increases that lower affordability or result in center closures. Such changes would have a material adverse effect on our revenue, cash flow, financial condition and results of operations.

Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them, including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.

The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.

The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects. See also “Risks Relating to Our Financial Condition and Financial Reporting — We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.”

Our success depends on the continued contributions of our key personnel, and our ability to recruit, train, motivate and retain them.

Our success depends on the expertise and continued services of certain key personnel, including:

•        personnel involved in the management and development of our business;

•        educators; and

•        back-office staff involved in management of our control and support functions.

Attracting and retaining qualified educators remains a challenge. The demand for qualified educators in the market exceeds the supply, and this imbalance may continue or increase. This creates a risk that the quality of our service provided could be adversely affected by a lack of a sufficient number of qualified educators, leading to poor financial performance as well as damaging our reputation for high quality education and care. We have implemented competitive salary packages and extensive professional training programs to address workforce challenges. We compete with other nursery centers for educators. This competition is intense and may further intensify in the future. Salary levels for educators are sensitive to market compensation levels paid by competitors. Such competition may significantly increase our staff costs. If we lose staff to competitors, we may experience losses of capability, stakeholder relationships and expertise.

Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate and preserve flexibility is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.

In addition, we are continuing to build out our senior management team, and our success will depend on hiring and retaining key management and the ability of our team to work collaboratively to achieve our goals.

If we fail to attract and retain qualified educators and other employees, lack the flexibility to make appropriate employment-related decisions due to unions or otherwise, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in the demand for early childhood education and specialist education services in the United Kingdom may adversely affect our business, financial condition and results of operations.

Our business currently consists of operating nursery centers in the United Kingdom, and we are planning to enter the specialist education area in the United Kingdom through the proposed Grolife Acquisition. We expect early childhood education and specialist education to be core areas of our business for the foreseeable future. A shift in workforce demographics, office environments, and employer or other benefits, as well as declining birth rates, may result in decreased demand for nursery-based care and specialist education services and have a materially adverse effect on our business, financial condition and results of operations. If there is insufficient demand in the future to utilize the early childhood education and specialist education services we are continuing to build and develop, we would not realize the expected returns on our expansion efforts and our businesses, future operating results and financial condition would be adversely affected.

The market in which we operate is highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

The early years education sector is highly competitive. We differentiate ourselves through a commitment to excellence in education and strong engagement with parents and communities. We have numerous current and potential competitors in the United Kingdom. Our main competitors vary by type, including national chains, regional groups and independent nursery centers. Some of our current and potential competitors may have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:

•        develop services similar to ours or new services that our clients prefer;

•        provide better services or provide services at lower costs;

•        provide new services more quickly and efficiently;

•        offer better, faster and more reliable technology;

•        take greater advantage of new or existing acquisitions, alliances and other opportunities;

•        more effectively market, promote and sell their services;

•        better leverage their relationships with their clients, including new classes of client; and/or

•        offer better contractual terms to their clients.

Our competitors may develop new services or products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages. Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If, in the case of privately-funded nursery places, we are required to reduce our fees to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.

If we are successful in expanding our business into the specialist education and/or online tutoring areas or in expanding our operations internationally, the nature of our competition may change. In such areas we will face competition from established providers which may have greater resources, longer operating histories, and stronger brand recognition in those segments. These competitors may offer more comprehensive services, lower pricing, or superior technology, and we may encounter unforeseen competitive pressures, including rapid innovation, customer acquisition challenges, and regulatory complexities specific to these markets, any of which could materially impair our ability to achieve or sustain profitability in these new business areas and markets.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services and may adversely affect our business, financial condition and results of operations.

Damage to our reputation or brand could harm our business. We operate in the United Kingdom under nine brands. Our success depends substantially on the value of our brands and our reputation for providing high-quality care and education services. Adverse publicity, whether or not justified, regarding any of our centers or employees, including allegations of poor performance, health and safety issues, or employee misconduct, could damage our reputation and our brand, reduce demand for our services, and adversely affect our business, financial condition and results of operations. For example, negative publicity about the quality of care at one of our nursery centers could lead parents to seek alternative providers, resulting in decreased enrollment and revenue.

If we do not successfully attract new customers and retain and expand our businesses with existing customers to increase occupancy levels across our nursery centers, our revenues, cash flow, financial condition and results of operations would suffer.

If we are unable to attract new families or retain existing families and maintain or increase enrollment in our nurseries, our revenue, cash flow, financial condition and results of operations would suffer. Our ability to grow revenue depends on maintaining and, where possible, increasing occupancy levels across our nurseries and schools. If we fail to attract new families due to, among other factors, competition, economic conditions, reputational issues, changes in government funding or shifts in parental work patterns, or if we experience higher-than-expected family turnover, our occupancy levels will decline, and our business, results of operations and financial condition will be adversely affected. Factors that could affect our ability to attract and retain customers include:

•        changes in employment patterns or economic conditions that reduce demand for childcare;

•        the availability and cost of alternative childcare options;

•        the quality of care and educational programs at our nurseries;

•        our pricing and the perceived value of our services;

•        the effectiveness of our marketing and sales efforts; and

•        the impact of regulatory changes or compliance issues.

A decline in enrollment or utilization could lead to underutilized capacity, increased fixed costs per child, and reduced margins. We may also incur costs to fill vacancies, such as temporary staffing or marketing expenses, which could further impact profitability. In addition, if we are unable to adjust our cost structure quickly enough in response to declining enrollment, our financial performance could be materially harmed.

Our culture and the culture of each of our brands have contributed to the success of our operations to date. If we are not able to maintain the focus on teamwork and quality delivery of childcare and education fostered by this environment, our business, financial condition and results of operations could be adversely affected.

Our culture, which emphasizes high-quality care, educator engagement, and a supportive work environment, has been a key driver of our success. If we fail to maintain this culture as we grow or due to changes in leadership, workforce dynamics, or operational pressures, we may experience reduced employee retention, lower service quality, and diminished parent satisfaction, any of which could adversely affect our business, financial condition and results of operations.

We are exposed to geographical concentration risks, as our operations are located entirely in the United Kingdom.

All of our operations are located in the United Kingdom. As a result, we are subject to heightened risks associated with operating in a single jurisdiction, including changes in the United Kingdom’s laws and regulations relating to early years education, economic downturns in the United Kingdom, and other localized events. The rising cost of living in the United Kingdom, particularly increases in wages, utilities, and supplies, could affect our profitability. Any such adverse developments could have a material adverse effect on our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Risks Relating to Our Operations

We depend on third-party suppliers for certain of our services, which exposes us to the risk of service failures by such suppliers.

We rely on third-party suppliers for information technology services, payroll processing at certain subsidiaries, human resources information systems, and support for other back-office services. Any disruption in these third-party services, whether due to system failures, cyberattacks, or vendor insolvency or other factors, could result in payroll errors, regulatory non-compliance, or disruptions in center operations, any of which could harm our reputation, increase costs, and adversely affect our business, financial condition and results of operations.

We rely significantly on the use of information technology both in-house and by our third-party service providers. Any significant failure, inadequacy, interruption, or data security incident of our information technology systems, or those of our third-party service providers, could harm our business and operations.

We rely significantly on information technology systems, including those operated by third-party service providers, for enrollment, billing, payroll, and center operations. Any significant failure, inadequacy, interruption, or security breach of these systems, whether due to cyberattacks, system outages, or vendor issues or other factors, could disrupt our ability to serve children and families, process payments, or maintain regulatory compliance, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. For example, a cyberattack targeting our enrollment system could prevent parents from registering children or accessing accounts, leading to lost revenue and reputational harm. We also face risks from third-party disruptions, such as if a payroll provider experiences an outage, which could delay employee payments and affect staff retention. Although we have implemented security measures and business continuity plans, these may not be sufficient to prevent or mitigate all potential incidents, and insurance coverage may not fully cover losses.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to parents, children and employees, and the success of our business depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in us incurring potentially substantial costs. Such events could also result in the deterioration of confidence in us by employees and clients and cause other competitive disadvantages. For example, in February 2026, certain personal information we held with respect to certain children and parents at our nursery centers was inadvertently released to parents via our information management system. Immediate containment actions were taken and appropriate reporting of the incident was made. However, there can be no assurance that we will be able to maintain the security of such information in the future and that any breaches will not have material adverse consequences for us.

Security incidents compromising the confidentiality, integrity and availability of our confidential or personal information and our third-party service providers’ information technology systems could result from cyberattacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel and security vulnerabilities in the software or systems on which we and our third-party service providers rely. The techniques used by criminals to obtain unauthorized access to systems or sensitive data change frequently, are constantly evolving and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our information technology systems and our recognition of the attack. Thus, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, client, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

See also “— Risks Relating to Legal and Regulatory Matters — Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.”

Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.

We operate nursery centers that provide care for young children, and any failure to comply with health and safety standards, including those related to nutrition, sanitation, supervision, and emergency preparedness, could result in citations, fines, license revocations, or lawsuits from families or regulators. For example, incidents involving child injuries, illness outbreaks, or inadequate supervision could trigger investigations by Ofsted or local government authorities in the United Kingdom (“local authorities”) with jurisdiction over the areas in which our nursery centers are located, potentially leading to temporary or permanent closures of affected centers. Such events could also damage our reputation, reduce enrollment, and increase insurance premiums, having a material adverse effect on our business, financial condition, and results of operations.

If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our centers could be damaged or disrupted by natural disasters, accidents, or other events, which could negatively impact our operations and financial condition. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. Any such damage or disruption could result in the closure of one or more centers, either temporarily or permanently, leading to lost revenue, increased operating costs, and reputational harm. For example, a fire, flood, or structural failure at a nursery center could prevent us from providing services to children, trigger regulatory investigations, and require significant capital expenditures to repair or relocate. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.

Our business could be significantly affected by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.

Our insurance may not fully cover losses from property damage, liability claims, or business interruptions.

Our insurance may not fully cover losses from property damage, liability claims, or business interruptions. We carry insurance for risks such as fire, flood, general liability, and cyber incidents, but coverage limits, exclusions, or high deductibles may result in significant uninsured costs. In the event of a major incident, such as a fire at a nursery center, cyber breach, or widespread operational disruption, we may incur substantial expenses not covered by insurance, including repair costs, legal liabilities, and lost revenue, which could materially and adversely affect our business, financial condition, and results of operations. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance coverage in the future.

Our ability to find affordable real estate and renew existing leases on terms acceptable to us may affect our operating results.

We lease all of our principal properties, including our nursery centers and our registered office. Our ability to effectively obtain real estate leases to open new nurseries depends on the availability of and our ability to identify cost-effective properties that meet our criteria for site convenience, demographics, square footage, lease economics, licensing regulations and other factors. We also must be able to cost effectively negotiate or renew our existing center leases at attractive rental rates. If we cannot renew leases for an appropriate term, it may affect enrollment should parents become concerned with the length of time a nursery will remain open in a particular location. In addition, in certain markets, we may seek to downsize, consolidate, reposition or close some of our locations, which in some cases requires a modification to an existing center lease. Failure to secure adequate new locations or successfully modify existing leases, or failure to effectively manage rent costs, could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Financial Condition and Financial Reporting

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to sustain our operations.

We require a significant amount of cash to sustain our operations. Our ability to meet our liquidity needs is dependent on our future operating performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our cash flows and capital resources are insufficient to fund our operations and our obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital. For example, since our inception we have largely been dependent on loans from our shareholders and related parties to fund our operations. In addition, in part due to liquidity concerns, in November 2024, we obtained a £1.1 million 12-month bridging loan, which we repaid in May 2025 with the proceeds of a sale-and-leaseback transaction in respect of properties that we owned. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance payable on a deferred basis following completion. We currently expect to fund the deferred consideration payments through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration payments. The final payment terms remain subject to negotiation and execution of definitive acquisition documentation. If our operating cash flows and available cash resources are insufficient to satisfy these obligations when due, we will need to obtain additional financing. There can be no assurance that such financing will be available when required or on acceptable terms. See “— Risks Relating to Our Proposed Acquisition of Grolife — We expect to complete this offering before entering into a definitive agreement for the Grolife Acquisition, and we may not have sufficient funds to complete the acquisition or pay the deferred consideration when due.” Our indebtedness as of June 30, 2026 included approximately £0.4 million in outstanding loans due to certain of our directors and shareholders and persons related to them, which loans are repayable on demand. We may not be able to effect any alternative measures to address liquidity constraints on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to sustain our operations and meet our obligations.

Our ability to achieve and maintain profitability depends on our ability to offset our costs, particularly labor costs.

Hiring and retaining key employees and qualified personnel, including educators, is critical to our business. Labor costs constitute our largest expense. Because we are primarily a service business, inflationary factors and regulatory changes that contribute to wage and benefits cost increases result in significant increases in the costs of running our business. For example, over the three years ended December 31, 2025, the United Kingdom experienced a period of high inflation relative to the Bank of England’s 2% target, with headline consumer price inflation reaching 6.8% in 2023 following Covid-19 and energy-related cost shocks, before moderating to approximately 3.3% in 2024, approximately 3.4% during much of 2025, and 3.2% for much of 2026 to date. As a result of these inflationary pressures, our wage costs increased significantly over the period following the commencement of our operations in 2023. We expect to pay employees at rates above the minimum wage, but increases in the statutory minimum wage rates could result in a corresponding increase in the wages and benefits we pay to our employees. The National Minimum Wage and National Living Wage rates in the United Kingdom have increased significantly since 2024, including increases in the rates applicable to the various age bands and to apprentices. To date, we have largely been able to mitigate the impact of these increases through corresponding increases in the fees we charge to parents. Further increases in the National Minimum Wage or National Living Wage may result in additional increases in the wages and benefits we pay, and there can be no assurance that we will be able to fully offset any such increased costs through future fee increases or other measures. Additionally, competition for educators could result in significant increases in the cost of running our business. Our success depends on our ability to meet our changing labor needs while controlling costs. In the event that we cannot increase the price for our services to cover these higher wage and benefit costs without reducing family demand for our services, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations as well as our growth. See also “— Risks Relating to Our Business and Industry — We have incurred operating losses in the past and may not achieve or maintain profitability in the future.”

Our indebtedness may increase, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our debt obligations.

As of June 30, 2026, we had an aggregate amount of approximately £6.0 million of outstanding indebtedness, which principally consisted of loans from shareholders and related parties and our property leases. Our property leases are recorded on our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded in our consolidated statement of profit or loss. None of our existing indebtedness bears interest at a variable rate. Our indebtedness, including any increased indebtedness, could have adverse consequences, including:

•        exposing us to the risk of increased interest rates to the extent any of our borrowings in the future are at variable rates of interest;

•        increasing our cost of borrowing;

•        increasing our vulnerability to adverse economic, industry or competitive developments;

•        requiring a substantial portion of cash flow from operations to be dedicated to the payments on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;

•        making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;

•        restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;

•        limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•        limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.

Our results of operations may fluctuate on a periodic basis, and such fluctuations may be particularly pronounced in the near and medium terms given the early stage of the development of our businesses.

Our revenue and results of operations fluctuate with the seasonal demands for nursery services. Enrollments at nursery centers are generally higher in the spring and fall back-to-school period and lower during the summer and calendar year-end holidays when families may be on vacation or utilizing alternative childcare arrangements. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our semi-annual results of operations may also fluctuate based upon the number and timing of nursery center openings and/or closings, acquisitions, the performance of new and existing centers, the contractual arrangements under which centers are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing nursery centers to maintain their current enrollment levels and profitability, or the failure of newly opened centers to contribute to profitability could result in additional fluctuations in our future operating results on a periodic basis.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.

We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to any restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement any such measures prior to or immediately following the relevant acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process. Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems, infrastructure and the hiring of significant additional qualified personnel.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the SEC and of NYSE American, have imposed various requirements on public companies, including requirements to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, on our board committees or as our executive officers. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These rules and regulations are currently subject to substantial modification and expansion and may increase our costs in the future.

Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

Changes in tax laws or regulations, or in the interpretation or enforcement of existing tax laws or regulations, could adversely affect our business, results of operations and financial condition. We are subject to various tax laws and regulations in the United Kingdom. Changes in tax laws or regulations in the United Kingdom, or changes in the interpretation or enforcement of existing tax laws or regulations, could increase our tax liability or reduce our tax benefits, which could have a material adverse effect on our business, results of operations and financial condition. For example, changes in UK tax laws could affect our ability to utilize tax losses or other tax attributes, or could increase our effective tax rate. In addition, tax authorities in the United Kingdom may challenge our tax positions, which could result in additional tax liabilities, penalties or interest.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired.

As a public company, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors that addresses the effectiveness of our internal control over financial reporting. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Implementing any changes to our internal controls may distract our executive officers and employees from their operational and managerial tasks, burden our infrastructure and systems and increase our operating expenses. Moreover, we may not be able to implement improvements to our internal control over financial reporting in a timely manner and may not be able to maintain the effectiveness of our internal control over financial reporting in the future. If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. As a result, our shareholders could lose confidence in our reported financial information, which could harm our business and the market price of our ordinary shares.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our unaudited pro forma consolidated financial information may not be representative of our future results.

The pro forma financial information included in this prospectus is constructed from our consolidated financial statements and the historical consolidated financial statements of Grolife and does not purport to be indicative of the financial information that will result from our future operations. The pro forma financial information presented in this prospectus is based, in part, on certain assumptions that we believe are reasonable; however, we cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the pro forma financial information included in this prospectus does not purport to be indicative of what our results of operations and financial condition would have been had we and Grolife been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.

Risks Relating to Legal and Regulatory Matters

All of our nurseries are registered and regulated by Ofsted, and poor Ofsted ratings could materially harm our reputation, enrollment, revenue and ability to operate.

All of our nurseries are registered with and regulated by Ofsted. A poor Ofsted rating for one or more of our nursery centers could materially harm our reputation, enrollment, revenue and ability to operate. Specific potential consequences of poor Ofsted ratings include loss of enrollment through parents withdrawing children, suspension of registration, forcing temporary or permanent closure of a center, ineligibility for local authority funding, reputational damage, and increased costs for improvement measures. While we maintain group-wide quality assurance audits, central safeguarding oversight and rapid-response improvement teams, we cannot guarantee that every inspection will result in a “Good” or better Ofsted rating. A poor rating at even one high-profile nursery center could materially adversely affect our business, results of operations, financial condition and prospects. Grolife’s specialist education schools are also registered and regulated by Ofsted and accordingly we would be subject to the foregoing risks in respect of those schools if the Grolife Acquisition is consummated.

Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions, governmental investigations and other proceedings and allegations of inappropriate, or illegal or harmful acts to children at our childcare centers or sites or through a third-party provider. We are, have also from time to time been, and in the future may be, subject to claims and matters alleging negligence, inadequate supervision, illegal, inappropriate, abusive or neglectful behavior, health and safety, or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely affect our business, financial condition and results of operations. See also “— Risks Relating to Our Business and Industry — Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss” and “— Health and safety risks in our nursery centers could lead to regulatory penalties or reputational harm.”

Changes in laws and regulations could impact the way we conduct business.

We operate in a highly regulated sector. Laws, regulations, registration requirements and statutory guidance applicable to early years provision and specialist education in the United Kingdom are subject to change, and the cost of compliance and the impact of any such changes cannot be predicted with certainty.

Our nurseries are regulated by Ofsted, as well as local authorities and other governmental bodies. These regulators oversee, among other matters, the suitability of premises and equipment, minimum space standards, ratios of staff to children or pupils, staff qualifications, safeguarding and suitability of staff (including Disclosure and Barring Service (“DBS”) checks), record keeping, dietary and welfare requirements, educational provision, compliance with health and safety legislation, and data protection obligations under the UK Data Protection Act 2018 and the EU General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (the “UK GDPR”).

Failure by any of our nurseries to meet applicable requirements or comply with applicable laws, regulations or standards may result in enforcement or other adverse action by the relevant regulator or authority. Such action may include the imposition of conditions, improvement or compliance notices, suspension or cancellation of registration, restrictions on admissions or funded placements, clawback or withdrawal of public funding, or, in serious cases, closure of a setting or disqualification from operating in the sector. In addition, we may be required to incur significant capital or operational expenditure to remedy any non-compliance.

Inspection reports published by Ofsted and other regulators are publicly available and may include adverse findings. Any such findings, or any public enforcement action, could harm our reputation, reduce demand for places at our nurseries, and adversely affect occupancy levels and revenues.

Changes in applicable laws, regulations, statutory guidance (including the Early Years Foundation Stage framework), funding regimes or local authority practices (including changes to funded hours, eligibility criteria or funding rates) may adversely affect our operating model, cost base and profitability. In particular, changes to staffing ratio requirements, qualification requirements or safeguarding obligations could increase our costs or limit our operational flexibility.

Grolife’s specialist education schools are also registered and regulated by Ofsted, local authorities and other governmental bodies and are accordingly subject to the risks described above.

In addition, our strategy to expand into online tutoring may subject us to additional regulatory requirements, including in relation to safeguarding, data protection, consumer protection and, where applicable, cross-border service provision. We may be required to invest in additional systems, controls and personnel to comply with such requirements, and our relative lack of experience in certain of these areas may increase the risk of non-compliance.

Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.

We are subject to data protection and privacy laws and regulations in the UK. These laws and regulations are constantly evolving and can be expected to result in increasingly rigorous legislative monitoring of our compliance, and more stringent enforcement and sanctions for non-compliance. In particular, we are subject to the UK GDPR, which imposes stringent requirements for handling personal data of individuals in the UK. These requirements include, among other things, providing detailed disclosures about how we collect, use and disclose personal data of our customers; obtaining valid consent for certain types of processing activities; granting data subjects certain rights, including the right to access, rectify, port and erase their personal data; and establishing and maintaining a system of appropriate technical and organizational measures to ensure a level of security appropriate to the risk presented by our processing of personal data. The UK GDPR also imposes strict obligations on service providers to ensure that any processing of personal data remains compliant, and to promptly notify data controllers of any breaches of security affecting personal data. These obligations may be enforced by the UK Information Commissioner’s Office, or ICO. These laws and regulations are complex and may conflict, and any failure or perceived failure to comply with them could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business. In addition, the introduction of the UK GDPR has led to a number of proposed amendments and additional regulations, which may result in further changes to our business practices and increase our compliance costs. To the extent we store and process personal data of our children and their families, including their names, addresses and medical information, we may be subject to investigations, regulatory enforcement actions, significant monetary fines, civil lawsuits, criminal prosecution or reputational damage. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

Our brands (including nursery names, logos and domain names) and our UK trademarks are valuable assets. Certain elements of our curriculum may also qualify for copyright or database-right protection. We rely on UK trademark registrations, common law protections, confidentiality agreements and staff training to safeguard these assets. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights, including our brands and curriculum. Despite the measures we take, third parties may copy our branding or curriculum, challenge or infringe our trademarks or force us to re-brand if we unknowingly infringe others. Any successful challenge, infringement claim or enforcement action could be costly, distract management and could damage parent confidence in our nurseries. If we cannot maintain exclusive use of our brands and curriculum, our ability to attract and retain families may suffer, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Proposed Acquisition of Grolife

We expect to complete this offering before entering into a definitive agreement for the Grolife Acquisition, and we may not have sufficient funds to complete the acquisition or pay the deferred consideration when due.

We have not entered into a definitive agreement for the Grolife Acquisition. The parties currently expect to enter into a definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that we will enter into a definitive agreement or complete the Grolife Acquisition following this offering.

Based on the parties’ current discussions, approximately £6.2 million of the consideration for the Grolife Acquisition is expected to be payable upon completion, with the balance payable on a deferred basis following completion. We currently intend to use a portion of the net proceeds from this offering, equivalent to approximately

£6.2 million, to fund the consideration expected to be payable upon completion. Accordingly, the currently contemplated acquisition structure depends in part on the successful completion of this offering and the availability of sufficient net proceeds to fund the consideration and related transaction expenses payable upon completion. If this offering is not completed, is delayed or generates lower net proceeds than anticipated, we may not have sufficient funds available to complete the Grolife Acquisition on the currently contemplated terms.

We currently expect to fund the deferred consideration through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration. If our operating cash flows and available cash resources are insufficient to satisfy the deferred consideration obligations when due, we will need to obtain additional financing. There can be no assurance that such financing will be available when required or on acceptable terms. Any equity financing could dilute our existing shareholders, and any debt financing could impose additional debt service obligations and restrictive covenants on us. If we are unable to obtain sufficient financing or otherwise generate sufficient cash when required, we may be unable to satisfy our deferred consideration obligations, which could have a material adverse effect on our liquidity, financial condition and business.

If we do not have sufficient funds to complete the Grolife Acquisition, we may need to obtain alternative financing or renegotiate the terms of the acquisition, and we may be unable to complete it. We cannot assure you that alternative financing would be available on acceptable terms or at all, that the sellers would agree to any modification of the acquisition terms, or that definitive acquisition documentation will be executed or the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “— Risks Relating to Our Financial Condition and Financial Reporting — Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to sustain our operations” and “Proposed Grolife Acquisition.”

Cash expenditures associated with the proposed Grolife Acquisition may create significant liquidity and cash flow risks for us.

We expect to incur significant transaction costs and some integration costs in connection with the proposed Grolife Acquisition. While we have assumed that this level of expense will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the Grolife Acquisition and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these Grolife Acquisition and integration expenses are higher than anticipated, we may experience liquidity or cash flow issues.

Failure to complete the acquisition of Grolife could materially and adversely affect our results of operations and the market price of our ordinary shares.

Our consummation of the proposed Grolife Acquisition is subject to many contingencies and conditions, including completion of this offering and the availability of sufficient net proceeds to fund the consideration and transaction expenses expected to be payable upon completion, as well as the negotiation and execution of definitive acquisition documentation. We cannot assure you that we will be able to successfully consummate the Grolife Acquisition as currently contemplated or at all. Risks related to the failure of the Grolife Acquisition to be consummated include, but are not limited to, the following:

•        a significant portion of the net proceeds from this offering is intended to fund the Grolife Acquisition and, if the acquisition is not consummated, we would need to identify alternative uses for those proceeds and may not be able to deploy them promptly or on terms that generate comparable returns;

•        we may have raised proceeds from this offering and may not be able to deploy them and realize the same benefits as if the Grolife Acquisition had been consummated;

•        we would not realize any of the potential benefits of the Grolife Acquisition, which could have a negative effect on our share price;

•        we expect to incur, and have incurred, significant fees and expenses regardless of whether the Grolife Acquisition is consummated, including due diligence fees and expenses, accounting fees in connection with the preparation and audit of Grolife’s financial statements, and legal fees and expenses;

•        we may experience negative reactions to our failure to consummate the Grolife Acquisition from business partners, lenders, and employees;

•        the trading price of our ordinary shares may decline to the extent that the current market price of our ordinary shares reflects a market assumption that the Grolife Acquisition will be completed; and

•        the attention of our management may have been diverted to the Grolife Acquisition rather than to our own operations and the pursuit of other opportunities that could have been beneficial to us.

The occurrence of any of these events, individually or in combination, could materially and adversely affect our results of operations and the market price of our ordinary shares.

If the proposed Grolife Acquisition is consummated, Grolife may not perform as we or the market expects, which could have an adverse effect on the price of our ordinary shares.

If the proposed Grolife Acquisition is consummated, the combined company may not perform as we or the market expects. Risks associated with the combined company following the Grolife Acquisition include:

•        integrating businesses is a difficult, expensive, and time-consuming process, and the failure to integrate successfully our businesses with the business of Grolife in the expected time frame would adversely affect our financial condition and results of operation;

•        the Grolife Acquisition will materially increase the size of our operations, and, if we are not able to manage our expanded operations effectively, our ordinary share price may be adversely affected;

•        it is possible that our key employees or key employees of Grolife might decide not to remain with us after the Grolife Acquisition is completed, and the loss of such personnel could have a material adverse effect on the financial condition, results of operations, and growth prospects of the combined company;

•        the ability to realize the expected synergies and anticipated cost savings; and

•        the success of the combined company will also depend upon relationships with third parties, and Grolife’s relationships with local authorities and referring schools and our pre-existing relationships with families at our nurseries may be affected by customer preferences or public attitudes about the Grolife Acquisition. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition, and results of operations.

The obligations and liabilities of Grolife, some of which may be unanticipated or unknown, may be greater than we have anticipated, which may diminish the value of Grolife to us if the Grolife Acquisition is consummated.

Grolife’s obligations and liabilities, some of which may not have been disclosed to us or may not be reflected or reserved for in Grolife’s historical financial statements, may be greater than we have anticipated. The obligations and liabilities of Grolife could have a material adverse effect on our business, financial condition, or results of operations. Even in cases where we are able to obtain indemnification, we may discover liabilities greater than the contractual limits or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification or alternative remedies that might be available to us, or any applicable insurance, we could suffer severe consequences that would substantially reduce our earnings and cash flows or otherwise materially and adversely affect our business, financial condition, or results of operations.

Our Belong Education subsidiary, which is proposed to acquire Grolife, has a substantial non-controlling interest owned by a member of our management, and our arrangements with such minority shareholder could have an adverse effect on our business.

If the Grolife Acquisition is consummated, its eight specialist education schools will be owned by our Belong Education subsidiary, which is 80%-owned by us and 20%-owned by Mr. Xuhui Ren, who serves as the CEO of Belong Education. Because we will control Belong Education, we will record all of its revenues and expenses and then allocate net income between the Company’s controlling and non-controlling interests. As 20%-owner of Belong Education, Mr. Ren will indirectly receive 20% of the economic returns of our specialist education subsidiaries, which reduces the portion of the profits from these subsidiaries that are attributable to us and, following this offering, to our public shareholders. Notwithstanding that we will control all shareholder resolutions of Belong Education and will have effective control over its strategic and operational decision-making in practice as a result of our ability to control the composition of its board, Mr. Ren may have interests different from ours, with respect to matters including but not limited to strategy, operations, Belong Education’s dividend policy, financing arrangements and capital expenditures. Conflicts of interest may develop between us and Mr. Ren, which could result in delays in decision-making or difficulties in implementing strategic initiatives in relation to our specialist education subsidiaries, if the Grolife Acquisition is consummated. Any significant conflict with Mr. Ren may have an adverse effect on our business, financial condition or results of operations. We may also be required to provide additional funding to our specialist education subsidiaries, and if Mr. Ren does not participate in such funding, we may need to contribute a disproportionate share or seek alternative financing.

Risks Relating to This Offering and Ownership of Our Ordinary Shares

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this offering, there was no public market for our ordinary shares. Although we have applied to have our ordinary shares listed on the NYSE American, we cannot assure you that a liquid public market for ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price of our ordinary shares may decline, and the liquidity of our ordinary shares may decrease significantly.

The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriters based on several factors, and we cannot assure you that the price at which the ordinary shares are traded after this offering will not decline below the initial public offering price. As a result, investors in our ordinary shares may experience a significant decrease in the value of their ordinary shares due to insufficient or a lack of market liquidity of our ordinary shares.

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this prospectus, as well as the following:

•        actual or anticipated fluctuations in our revenue, financial condition and results of operations;

•        variance in our financial performance from the expectations of securities analysts;

•        announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;

•        changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•        our involvement in litigation or regulatory actions;

•        sales of our ordinary shares by us or our shareholders;

•        changes in key personnel;

•        the trading volume of our ordinary shares;

•        publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and

•        general macroeconomic conditions and interest rate levels.

As a result, volatility in the market price of our ordinary shares (including periods of market illiquidity) may prevent investors from being able to sell their ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $            per ordinary share (or $            per ordinary share if the underwriters exercise their option to purchase additional ordinary shares from us in full) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If we issue additional ordinary shares in the future, you will experience additional dilution. See “Dilution.”

The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the issuance and sale of ordinary shares in this offering, we will have 41,676,608 ordinary shares outstanding (or 42,276,608 outstanding if the underwriters exercise their option to purchase additional ordinary shares from us in full). The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We have agreed with the underwriters, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the Representative. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 6 months from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month lock-up restrictions. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ordinary shares of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares. See also “— Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.”

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of potential gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ordinary shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ordinary shares at or above the initial public offering price. Investors seeking cash dividends should not purchase our ordinary shares in this offering.

Our largest shareholders will continue to have significant influence over us after this offering.

Our largest shareholders, Aurevia Education, Yang Meng, Dongyu (Patrick) Lou and Jun Wang (each as defined in “Principal Shareholders”) currently hold 52.4%, 25.5%, 11.9% and 6.5%, respectively, of our outstanding ordinary shares. As a result, upon consummation of this offering, Aurevia Education, Yang Meng, Dongyu (Patrick) Lou and Jun Wang will own approximately 47.4%, 23.1%, 10.8% and 5.9%, respectively (assuming no exercise by the underwriters of their option to purchase additional ordinary shares in this offering), of our outstanding ordinary shares. As a result, our largest shareholders will continue to exercise significant influence over certain corporate matters. Additionally, this concentration of share ownership may also adversely affect the trading price of our ordinary shares, to the extent investors perceive disadvantages in owning ordinary shares in a company with significant shareholders. We will not be considered a “controlled company” under the NYSE American corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the completion of this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our senior management to apply these funds effectively could result in financial losses, and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We will be a foreign private issuer, and, as a result, we will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the provisions of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; provided that our directors and officers are subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act, subject to applicable exemptions, including exemptive relief available to qualifying directors and officers of certain UK foreign private issuers;

•        the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and more than 10% shareholders will become subject to the short-swing profit recovery and other provisions of Section 16 of the Exchange Act applicable to insiders of U.S. domestic issuers. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we will be a foreign private issuer, we will be permitted to, and we intend to, rely on exemptions from certain NYSE American corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE American, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this foreign private issuer exemption with respect to the following: (i) the quorum requirements applicable to the meetings of shareholders, (ii) shareholder approval requirements for issuances of securities in connection with stock option or purchase plans that are established or materially amended or other equity compensation arrangement that is made or materially amended, (iii) the shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer, (iv) the requirement to have a compensation committee composed entirely of independent directors who satisfy the additional independence requirements specific to compensation committee membership and (v) the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

We will be an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We will be an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we will be permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In this prospectus, we have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We expect to obtain authority from our shareholders to disapply preemptive rights in connection with the completion of this offering, in which case disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions in respect of such income. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these obligations may subject a United States shareholder to significant monetary penalties, and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

U.S. investors in our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

The rules governing “passive foreign investment companies” (“PFICs”) can have adverse effects on United States Holders (as defined below in “Tax Considerations — Material U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other subsequent financing transaction.

If we are a PFIC, a United States Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A United States Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. United States Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to United States Holders the information such United States Holders require to make a QEF election with respect to us, and as a result, a QEF election may not be available to United States Holders. For more information, see the discussion below under “Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.” You should consult your own tax advisors regarding the potential consequences to you if we are or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections and mark-to-market elections.

It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Only one of our directors and none of our executive officers are residents of the United States, and all of our assets and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

Our amended and restated articles of association will contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.

Our amended and restated articles of association provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of our company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the Southern District of New York will be the exclusive jurisdiction for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our amended and restated articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’

organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our amended and restated articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction. If a court were to find either choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the UK Companies Act 2006 (the “Companies Act”) and by our amended and restated articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

•        Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•        Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy)), including amendments to our amended and restated articles of association. This may make it more difficult for us to complete corporate actions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•        In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of our company. Accordingly, acceptances of 90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of our company, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;

•        Under English law and our amended and restated articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

•        Under our amended and restated articles of association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

Based on our current plans and market conditions, we believe that cash flows generated from our operations will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offering and may experience dilution in your holdings.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our ordinary shares or change their opinion of our ordinary shares, our ordinary share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

EXCHANGE RATES

The following table presents information on the exchange rates between the British Pound and the U.S. dollar for the periods indicated. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant period indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of other financial data appearing in this prospectus.

	Year Ended June 30,
	2022	2023	2024	2025	2026
High	1.3966	1.2815	1.3113	1.3754	1.3481
Low	1.2011	1.0703	1.2069	1.2158	1.3160
Rate at end of period	1.2162	1.2709	1.2640	1.3722	1.3259
Average rate per period	1.3244	1.2083	1.2596	1.2933	1.3338

The following table sets forth, for each of the months presented, the low and high exchange rates for British Pounds expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	July 2026	August 2026	September 2026
High	1.3497	1.3644	1.3549
Low	1.3280	1.3434	1.3212
Rate at end of period	1.3470	1.3550	1.3267

On October 9, 2026, the noon buying rate of the Federal Reserve Bank of New York for the British Pound was £1.00 = $1.3229.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $            million, assuming an initial public offering price per ordinary share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us (or approximately $            million if the underwriters exercise their option to purchase additional ordinary shares from us in full).

We intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, as follows:

•        approximately £6.2 million (approximately $8.3 million) to fund the consideration expected to be payable upon completion of the Grolife Acquisition;

•        approximately £1.7 million (approximately $2.2 million) to fund the first deferred consideration payment in connection with the Grolife Acquisition, which is expected to become payable six months after completion of the Grolife Acquisition;

•        approximately £1.5 million (approximately $2.0 million) to fund the proposed Bright Eyes Acquisition;

•        approximately £50,000 (approximately $66,000) to pay outstanding acquisition-related legal expenses; and

•        the remainder for working capital and general corporate purposes.

The Grolife Acquisition has not been completed and remains subject to the negotiation and execution of definitive acquisition documentation and satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. If the Grolife Acquisition is not consummated, we currently intend to use the portion of the net proceeds allocated to the Grolife Acquisition for working capital and general corporate purposes/other acquisitions and investments consistent with our growth strategy.

Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $            , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of            ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $            million, assuming no change in the assumed initial public offering price per ordinary share. Expenses of this offering will be paid by us.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.

Based on our planned use of the net proceeds of this offering and our current cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any dividends on any class of our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. Our board of directors intends to regularly evaluate our capital allocation strategy, including the potential payment of dividends.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

CAPITALIZATION

The table below sets forth our cash and cash equivalents, capitalization and indebtedness as of June 30, 2026:

•        on an actual basis;

•        on a pro forma basis to reflect the proposed Grolife Acquisition, including the related transaction accounting adjustments, based on Grolife’s historical balance sheet as of February 28, 2026, as reflected in the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus; and

•        on a pro forma, as adjusted basis to reflect the issuance and sale of 4 million ordinary shares by us in this offering at the assumed initial public offering price of $4.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of Proceeds,” as if such events had occurred on June 30, 2026.

Investors should read this table in conjunction with our consolidated financial statements included in this prospectus as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Except as disclosed below, there have been no significant changes in our capitalization since June 30, 2026.

For purposes of this presentation, the pro forma effect of the Grolife Acquisition is presented before the adjustments relating to this offering, although the Grolife Acquisition is expected to be completed following this offering and funded in part with the net proceeds from this offering.

	Capitalization as at 30 June 2026 (in £ thousands)
	Actual	As adjusted for Grolife Acquisition	As adjusted for Offering(1)
Cash and cash equivalents(1)	946	(3,307)	10,269
Debt, including current portion(2)	652	1,003	1,003

Shareholders’ equity
Share capital	589	589	652
Share premium reserve	6,115	6,115	18,407
Share-based payment reserve	286	286	286
Merger difference reserve	(1,643)	(1,643)	(1,643)
Merger relief reserve	3,381	3,381	3,381
Accumulated losses	(5,335)	(5,611)	(6,779)
Equity attributable to owners of the parent	3,393	3,117	14,304
Non-controlling interests	(49)	832	832
Total shareholders’ equity	3,344	3,949	15,136
Total capitalization	3,996	4,952	16,139

____________

(1)      A $1.00 increase or decrease in the assumed initial public offering price of $4.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $            million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $            million, assuming no change in the assumed initial public offering price of $4.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)      Debt, including current portion, as presented does not include lease liabilities of iStep Learning plc of £5.3 million as of June 30, 2026 or lease liabilities of Grolife Limited of £1.1 million as of February 28, 2026. Such lease liabilities are recognized as financial liabilities under IFRS but have been excluded from debt for purposes of this capitalization table.

The number of our ordinary shares to be outstanding immediately after this offering is based on 37,676,608 of our ordinary shares outstanding following the Share Subdivision and immediately prior to this offering. The outstanding share information excludes:

•        1,152,000 ordinary shares issuable upon exercise of outstanding options under the Share Option Plan, giving effect to the Share Subdivision, as of June 30, 2026; and

•        1,256,640 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan, giving effect to the Share Subdivision, as of June 30, 2026.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

On January 17, 2026, our 80%-owned subsidiary Belong Education signed a term sheet for the proposed acquisition by Belong Education of Grolife, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance expected to be payable on a deferred basis following completion. The Grolife Acquisition remains subject to the negotiation and execution of definitive acquisition documentation and the satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife” and “Use of Proceeds.” We consider the Grolife Acquisition to be “probable” within the meaning of Rule 3-05 of Regulation S-X and present information herein on a basis that assumes we complete this acquisition, although its consummation remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments. The proposed Grolife Acquisition is deemed significant under Rule 3-05 and separate consolidated financial statements for Grolife are included elsewhere in this prospectus.

In connection with the proposed Grolife Acquisition, we intend to issue and sell 4,000,000 ordinary shares in this offering at an assumed initial public offering price of $4.50 per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the portion of the consideration for the Grolife Acquisition expected to be payable upon completion, with the remaining net proceeds to be applied as described under “Use of Proceeds.” The unaudited pro forma condensed consolidated financial information gives effect to the issuance and sale of ordinary shares in this offering, the estimated underwriting discounts and commissions and offering expenses payable by us, and the application of a portion of the estimated net proceeds to fund the Grolife Acquisition, together with the transaction accounting adjustments relating to the acquisition.

Unaudited Pro Forma Condensed Consolidated Financial Information

The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2026 gives effect to the Grolife Acquisition and the issuance and sale of ordinary shares in this offering, including the application of a portion of the estimated net proceeds to fund the Grolife Acquisition, as if such transactions had been completed on June 30, 2026. The Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended June 30, 2026 gives effect to the Grolife Acquisition and the applicable transaction accounting adjustments relating to the offering as if such transactions had occurred on July 1, 2025. As such, the adjustments reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet will not necessarily reconcile with the adjustments in the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements described above are referred to herein as the “Pro Forma Financial Statements.”

The Pro Forma Financial Statements are unaudited, are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations or financial position would have been had the Grolife Acquisition occurred on the dates noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors. In our opinion, all adjustments that are necessary to present fairly the Pro Forma Financial Statements have been made.

The Pro Forma Financial Statements do not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Grolife Acquisition and do not attempt to predict or suggest future results.

The Pro Forma Financial Statements have been developed from and should be read in conjunction with:

•        the historical audited consolidated financial statements as of June 30, 2026 and 2025 and for each of the three years ended June 30, 2026, 2025 and 2024, included elsewhere in this prospectus;

•        the historical audited consolidated financial statements for Grolife as of, and for the years ended, August 31, 2025 and 2024, included elsewhere in this prospectus;

•        the historical unaudited condensed consolidated financial statements for Grolife as of, and for the year ended, August 31, 2026; and

•        the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

iStep Learning plc

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT
OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2026

	iStep Learning plc Year ended 30 June 2026	Grolife Limited Year ended 31 August 2026	Transaction Accounting Adjustments – Grolife Acquisition (Note 3)	Transaction Accounting Adjustments – Offering (Note 4)	Pro Forma Combined	Notes	Convenience Translation(1)
Revenue	17,938	6,858	—	—	24,796		32,877
Cost of sales	(14,210)	(3,361)	—	—	(17,571)		(23,297)
Gross profit	3,728	3,497	—	—	7,225		9,580
Administrative expenses	(5,637)	(1,869)	—	—	(7,506)		(9,952)
Amortisation of acquired intangible assets	—	—	(379)	—	(379)	3f	(503)
Acquisition and IPO/listing costs	—	—	(276)	(2,028)	(2,304)	3g, 4b	(3,055)
Other operating income	39	(70)	—	—	(31)		(41)
Operating loss	(1,870)	1,558	(655)	(2,028)	(2,995)	3f, 3g, 4b	(3,971)
Finance income	66	8	—	—	74		98
Finance costs	(615)	(130)	—	—	(745)		(988)
Other income	12	—	—	—	12		16
Loss before taxation	(2,407)	1,436	(655)	(2,028)	(3,654)	3f, 3g, 4b	(4,845)
Income tax credit/(expense)	501	(368)	95	—	228	3i	302
LOSS FOR THE PERIOD	(1,906)	1,068	(560)	(2,028)	(3,426)	3f, 3g, 3i, 4b	(4,543)
Attributable to:
Owners of the parent	(1,884)	854	(462)	(2,028)	(3,520)	3f, 3g, 3h, 3i, 4b	(4,667)
Non-controlling interests	(22)	214	(98)	—	94	3f, 3g, 3h, 3i	125
TOTAL ATTRIBUTABLE LOSS	(1,906)	1,068	(560)	(2,028)	(3,426)	3f, 3g, 3i, 4b	(4,543)
Basic and diluted loss per share (£)					(0.09)	4d	(0.12)

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3259, where presented

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2026

	iStep Learning plc As at 30 June 2026	Grolife Limited As at 31 August 2026	Transaction Accounting Adjustments – Grolife Acquisition (Note 3)	Transaction Accounting Adjustments – Offering (Note 4)	Pro Forma Combined	Notes	Convenience Translation(1)
ASSETS
Non-current assets
Property, plant and equipment	815	916	—	—	1,731		2,295
Right-of-use assets	5,358	1,021	—	—	6,379		8,458
Goodwill	4,816	654	6,030	—	11,500	3b	15,248
Intangible assets	1,008	654	3,785	—	5,447	3c	7,222
Deferred tax assets	263	379	—	—	642		851
Other non-current assets	433	—	—	—	433		574
Total non-current assets	12,693	2,970	9,815	—	25,478	3b–3d	33,781
Current assets
Cash and cash equivalents	946	1,951	(6,204)	13,576	10,269	3a, 4a	13,616
Trade and other receivables	787	421	—	—	1,208		1,602
Income taxes	23	—	—	—	23		30
Total current assets	1,756	2,372	(6,204)	13,576	11,500	3a, 4a	15,248
TOTAL ASSETS	14,449	5,342	3,611	13,576	36,978	3a–3d, 4a	49,029

LIABILITIES
Trade and other payables	4,159	134	276	2,388	6,957	3g, 4c	9,224
Borrowings – current portion	631	35	—	—	666		883
Lease liabilities – current	354	223	—	—	577		765
Income taxes	—	190	—	—	190		252
Other current liabilities	371	713	3,448	—	4,532	3e	6,009
Total current liabilities	5,515	1,295	3,724	2,388	12,922	3e, 3g, 4c	17,133
Borrowings – non-current	21	316	—	—	337		447
Lease liabilities – non-current	5,011	828	—	—	5,839		7,742
Deferred tax liabilities	—	283	946	—	1,229	3d	1,630
Other non-current liabilities	558	401	556	—	1,515	3e	2,009
Total non-current liabilities	5,590	1,828	1,502	—	8,920	3d, 3e	11,827
Total liabilities	11,105	3,123	5,226	2,388	21,842	3d, 3e, 3g, 4c	28,960
NET ASSETS	3,344	2,219	(1,615)	11,188	15,136	3a–3e, 3g, 4a, 4c	20,068

EQUITY
Share capital	589	—	—	63	652	4a	864
Share premium	6,115	—	—	12,292	18,407	4a	24,406
Retained earnings	(5,335)	2,219	(2,496)	(1,167)	(6,779)	3b–3i, 4c	(8,988)
Other reserves	2,024	—	—	—	2,024		2,684
Non-controlling interests	(49)	—	881	—	832	3h	1,103
TOTAL EQUITY	3,344	2,219	(1,615)	11,188	15,136	3a–3e, 3g, 3h, 4a, 4c	20,068

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3259, where presented

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.      Basis of presentation

The Unaudited Pro Forma Condensed Consolidated Balance Sheet assumes that the acquisition and the offering occurred on 30 June 2026. The Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income assumes that the acquisition and the offering occurred on 1 July 2025.

The Pro Forma Financial Statements have been prepared in accordance with Article 11 of Regulation S-X. Transaction Accounting Adjustments are presented separately for acquisition-related adjustments, including the preliminary purchase price allocation, consideration and related cash flows, and offering-related adjustments, including proceeds, issue costs and associated cash flows.

These Pro Forma Financial Statements have been compiled in a manner consistent with the accounting policies adopted by the Company. Grolife Limited’s accounting policies were not deemed materially different from those adopted by the Company.

The Pro Forma Financial Statements are presented for informational purposes only and do not purport to represent the consolidated company’s actual historical financial position or results, nor to project any future period or date.

2.      Historical financial information

Registrant.    The historical financial information of iStep Learning plc has been derived from its audited financial statements for the year ended 30 June 2026, prepared in accordance with IFRS as adopted by the IASB.

Acquiree.    The Grolife Limited column in the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended 30 June 2026 reflects the results of Grolife Limited for the year ended 31 August 2026, derived from unaudited financial statements specially prepared for the purposes of inclusion in this pro forma financial information (the “Specially Prepared Accounts”).

The Specially Prepared Accounts have not been audited. They have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, using accounting policies consistent with those applied in Grolife’s audited financial statements for the year ended 31 August 2025 included elsewhere in this registration statement.

The fiscal year end of Grolife (31 August) differs from that of iStep (30 June) by 62 days. As this difference is less than one fiscal quarter (93 days), no conforming adjustment to the period presented for Grolife is required pursuant to Rule 11-02(c)(3) of Regulation S-X. The 62-day difference between the end of the period presented for Grolife (31 August 2026) and the end of the period presented for iStep (30 June 2026) is disclosed in accordance with Rule 11-02(c)(3).

The most recently available audited annual financial statements of Grolife are for the year ended 31 August 2025, and the most recently available unaudited interim financial statements are for the six months ended 28 February 2026. The year ended 31 August 2026 is presented in the Grolife column of the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income in preference to those earlier periods because that period ends within one fiscal quarter of iStep’s most recent fiscal year end of 30 June 2026. The different year-ends and the 62-day difference between the periods presented are disclosed pursuant to Rule 11-02(c)(3).

3.      Grolife Limited acquisition transaction accounting adjustments

On 17 January 2026, the Company entered into a non-binding term sheet with an exclusivity period (the “Term Sheet”) to acquire 100% of the issued share capital of Grolife Limited (the “Target”) for aggregate consideration of approximately £10.2 million in cash.

The Acquisition is expected to be effected through Belong Education Ltd, an 80%-owned subsidiary of iStep Learning plc. Belong Education Limited is expected to acquire 100% of the issued share capital of Grolife Limited and to assume the deferred consideration obligations. Accordingly, although Grolife Limited will be wholly owned by Belong Education Ltd following completion, 20% of Belong Education Limited’s post-acquisition economic interest in Grolife Limited will be attributable to Belong Education Limited’s non-controlling shareholders.

The proposed acquisition (the “Acquisition”) remains subject to, among other things:

•        Negotiation and execution of a definitive Share Purchase Agreement and related transaction documents;

•        Completion of confirmatory due diligence satisfactory to the Company;

•        Receipt of any required regulatory approvals or third-party consents;

•        Completion of the IPO and availability of sufficient net proceeds to fund the Acquisition; and

•        Final approval by the Board of Directors and shareholders of the Company, if applicable.

The Term Sheet grants the Company an exclusivity period during which the Target has agreed not to solicit or engage in discussions with other potential acquirers.

THERE CAN BE NO ASSURANCE THAT THE ACQUISITION WILL BE COMPLETED ON THE TERMS DESCRIBED HEREIN, OR AT ALL. The transaction remains subject to the successful negotiation of definitive agreements and satisfaction of customary closing conditions. If the Acquisition is not completed, the pro forma financial information presented herein will not be reflective of the Company’s actual financial position or results of operations.

The Acquisition, if completed, will be accounted for as a business combination under IFRS 3, with the Company as the accounting acquirer. The purchase price allocation presented herein is preliminary and based upon management’s best estimates of the fair values of assets to be acquired and liabilities to be assumed. All amounts are subject to material change as they are dependent upon:

(i)     Completion of the Acquisition on the terms currently contemplated;

3a.    Acquisition cash consideration and cash flow

The acquisition adjustment reflects £6.204 million payable on completion, presented as a reduction in cash and cash equivalents, together with £4.004 million of deferred consideration recognised as liabilities (£3.448 million current and £0.556 million non-current). These amounts reconcile to aggregate consideration of £10.208 million. The acquisition cash outflow is presented separately from the £13.576 million IPO cash inflow in the offering adjustment column.

3b.    Goodwill

Goodwill is £6.685 million, calculated as aggregate consideration of £10.208 million less the Company’s 80% proportionate share (£3.523 million) of the £4.404 million fair value of net identifiable assets acquired. Under the proportionate-share measurement basis, no goodwill is attributed to non-controlling interests. After eliminating Grolife’s £0.654 million historical goodwill, the net acquisition adjustment presented in the Unaudited Pro Forma Condensed Consolidated Balance Sheet is £6.030 million, producing pro forma combined goodwill of £11.500 million. The amount is preliminary and subject to finalisation of the purchase price allocation.

3c.    Identified intangible assets

The preliminary purchase price allocation recognises a single separable intangible asset for customer relationships with an estimated fair value of £3.785 million. Annual amortisation is £0.379 million, calculated on a straight-line basis over an estimated useful life of approximately ten years.

The sensitivity analysis below illustrates the effect of a 10% change in the estimated fair value of customer relationships, holding aggregate consideration, the 25% tax rate, ownership and useful life constant. Amounts are presented in £000.

Metric	Base estimate	10% decrease	10% increase
Customer relationships – fair value	3,785	3,407	4,164
Deferred tax liability	946	852	1,041
Fair value of net identifiable assets	4,404	4,120	4,688
Goodwill attributable to parent	6,685	6,912	6,458
Non-controlling interests	881	824	938
Annual amortisation	379	341	417
Annual net income effect compared with base	—	28	(28)

3d.    Deferred tax on fair value adjustments

Deferred tax liabilities of £0.946 million arise on temporary differences created by £3.785 million of fair value step-ups, calculated at the Registrant’s blended effective tax rate of 25%.

3e.    Deferred consideration

Component	£000
Cash payable on completion	6,204
Deferred consideration – current	3,448
Deferred consideration – non-current	556
Total consideration	10,208

The £3.448 million current portion is due within 12 months and is presented within other current liabilities. The £0.556 million non-current portion is due beyond 12 months and is presented within other non-current liabilities. The amounts are fixed and not contingent on future events.

3f.     Incremental intangible amortisation

The adjustment reflects £0.379 million of incremental amortisation for the year ended 30 June 2026 and is expected to have a continuing impact.

3g.    Acquisition-related transaction costs (non-recurring)

Acquisition-related transaction costs of £0.276 million are non-recurring expenditure accrued and expensed in accordance with IFRS 3. They are not included in consideration transferred or goodwill and are not expected to have a continuing impact, except to the extent that additional transaction costs are incurred.

3h.    Non-controlling interests

Closing non-controlling interests are £0.832 million, comprising the Registrant’s historical debit balance of £0.049 million and an acquisition adjustment of £0.881 million, as presented in the Unaudited Pro Forma Condensed Consolidated Balance Sheet. Acquisition-date non-controlling interests are measured at 20% of the £4.404 million fair value of net identifiable assets, excluding pre-existing goodwill; no goodwill is allocated to non-controlling interests under the proportionate-share method.

3i.     Income tax effect

The estimated tax effect of acquisition-related adjustments, principally incremental amortisation, is calculated at 25%, resulting in a £0.095 million tax benefit in the acquisition adjustment column for the year ended 30 June 2026.

4.      IPO transaction accounting adjustments

4a.    IPO cash proceeds and equity financing

The Acquisition is assumed to be funded from the IPO rather than debt. The IPO is preceded by a 64-for-1 share split and comprises 4,000,000 new shares at $4.50 per share. At the 30 June 2026 reporting-date exchange rate, gross sterling proceeds are £13.576 million, presented as an increase in cash and cash equivalents. Of those proceeds, £0.063 million is recognised as share capital and £13.513 million as gross share premium. Qualifying share-issue costs of £1.221 million measured at the reporting-date exchange rate are deducted from share premium, resulting in a net share premium increase of £12.292 million and total net equity proceeds of £12.355 million. The difference of £1.221 million between the £13.576 million cash adjustment and the £12.355 million net equity increase is included within the £2.388 million accrued IPO-cost liability described in Note 4c. The corresponding transaction-date allocation of IPO costs for the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income is described in Note 4b.

4b.    IPO transaction costs (non-recurring P&L expenditure and share-issue costs)

Total IPO costs are estimated at £3.206 million at the 1 July 2025 transaction-date exchange rate and £3.316 million at the 30 June 2026 reporting-date exchange rate. At the transaction-date rate, £2.028 million is classified as non-recurring expenditure in the Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income and is not expected to have a continuing impact after completion of the IPO. The remaining £1.178 million comprises incremental and directly attributable share-issue costs deducted from share premium and is not classified as non-recurring profit-or-loss expenditure. At the reporting-date rate, the corresponding qualifying share-issue costs are £1.221 million, as reflected in Notes 4a and 4c. Classification between share premium and profit or loss is determined by the nature of each cost under IAS 32 and section 610 of the Companies Act 2006; exchange-rate movements explain the difference between the transaction-date and reporting-date amounts.

Nature of cost	Total £000 1 July 2025 transaction-date exchange rate	Share premium £000 1 July 2025 transaction-date exchange rate	P&L £000 1 July 2025 transaction-date exchange rate
Underwriting commission and expenses	1,047	1,047	—
Issuer legal fees	1,019	98	921
Underwriters’ legal counsel	130	—	130
Audit and comfort-letter costs	595	11	584
Regulatory, listing and administration	111	22	89
Diligence, retainer, roadshow, investor support and market research	304	—	304
Total	3,206	1,178	2,028

4c.    Accrued IPO costs and retained earnings

At the 30 June 2026 reporting-date exchange rate, the accrued transaction-cost liability is £2.664 million, comprising £0.276 million of non-recurring acquisition-related transaction costs presented in the acquisition adjustment column and £2.388 million of outstanding IPO costs presented in the offering adjustment column. Of the £2.388 million IPO liability, £1.221 million comprises qualifying share-issue costs deducted from share premium and £1.167 million is charged to retained earnings in the offering adjustment column. The retained earnings reconciliation below begins with consolidated historical retained earnings before elimination of the acquiree’s historical retained earnings and then presents the non-recurring acquisition-related costs, non-recurring IPO costs classified to profit or loss, amounts already recognised historically and the reporting-date foreign-exchange remeasurement.

Retained earnings reconciliation	£000
Consolidated historical retained earnings before elimination of acquiree equity	(3,116)
Eliminate acquiree historical retained earnings	(2,219)
Non-recurring acquisition-related transaction costs	(276)
Non-recurring IPO costs classified to P&L at 1 July 2025 FX	(2,028)
Add: IPO costs already recognised historically	890
FX remeasurement of outstanding P&L-classified IPO costs	(30)
Pro forma retained earnings	(6,779)

4d.    Pro forma loss per share

Pro forma basic and diluted loss per share is calculated using the £3.520 million pro forma loss attributable to owners of the parent and shares adjusted retrospectively for the 64-for-1 split, including the 4,000,000 IPO shares as if issued at the beginning of the period. Weighted-average shares are 40,923.1 thousand, resulting in pro forma basic and diluted loss per share of £0.09.

5.      Forward-looking statements and limitations

The Pro Forma Financial Statements have been prepared for illustrative purposes only. The adjustments are based on available information and assumptions that management believes are reasonable. They do not reflect cost savings, operating synergies or revenue enhancements that may be achieved following the Acquisition, or costs to achieve them. Actual results may differ materially.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately following the consummation of this offering.

At June 30, 2026, we had a historical net tangible book value of $      million, corresponding to a net tangible book value of $      per ordinary share. Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving further effect to the sale by us of ordinary shares in this offering at the assumed initial public offering price of $4.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2026 would have been approximately $      million, representing $      per ordinary share.

This represents an immediate increase in net tangible book value of $      per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $      per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution in net tangible book value per ordinary share to new investors is determined by subtracting as adjusted net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price		$
Historical net tangible book value per ordinary share as of June 30, 2026	$
Increase in net tangible book value per ordinary share attributable to this offering
As adjusted net tangible book value per ordinary share after this offering
Dilution in net tangible book value per ordinary share to new investors in this offering		$

If the underwriters exercise their option to purchase additional ordinary shares from us in full, our as adjusted net tangible book value after this offering would be $      per ordinary share representing an immediate increase in as adjusted net tangible book value of $      per ordinary share to existing shareholders and immediate dilution of $      per ordinary share in as adjusted net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by $      per ordinary share and the dilution to new investors in the offering by $      per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted basis, as of June 30, 2026, (i) the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by the existing shareholders and (ii) the total number of ordinary shares purchased from us by new investors in this offering at an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages).

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Assumed Initial Public Offering Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		%	$	%	$	$

The total number of ordinary shares reflected in the discussion and tables above is based on 37,676,608 existing shares outstanding following the Share Subdivision and immediately prior to this offering.

If the underwriters exercise their option to purchase additional ordinary shares from us in full, the following will occur:

•        the percentage of our ordinary shares held by existing shareholders will decrease to approximately       % of the total number of our ordinary shares outstanding after this offering; and

•        the percentage of our ordinary shares held by new investors will increase to approximately       % of the total number of our ordinary shares outstanding after this offering.

The share information above excludes:

•        1,152,000 ordinary shares issuable upon exercise of outstanding options under the Share Option Plan, giving effect to the Share Subdivision, as of June 30, 2026; and

•        1,256,640 ordinary shares reserved for issuance pursuant to future awards under the Share Option Plan, giving effect to the Share Subdivision, as of June 30, 2026.

To the extent these outstanding options or any newly issued options are exercised, there will be further dilution to the new investors purchasing ordinary shares in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are an owner, operator and manager of early childhood education and care services in the United Kingdom, operating under nine brands. We provide high-quality care and education to children from three months to five years of age. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos and The Nursery Family. Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We currently operate 24 nursery centers with a combined total capacity of 1,280 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers early years education and childcare in accordance with our operational, safeguarding, and quality standards.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as specialist education and online tutoring for young people. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand anchored in early years education.

Recent Developments

In accordance with our growth strategy, on December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., a nursery group with three centers in Cornwall, England. The term sheet provides for an aggregate purchase price of approximately £1.8 million, subject to customary adjustments. If consummated, the Bright Eyes Acquisition will add aggregate registered capacity of 170 places to our nursery business and increase our number of nurseries to 27.

In accordance with our growth strategy, on January 17, 2026, our 80%-owned subsidiary, Belong Education Ltd., signed a term sheet for its proposed acquisition of Grolife Limited, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance expected to be payable on a deferred basis following completion. The Grolife Acquisition remains subject to the negotiation and execution of definitive acquisition documentation and the satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife” and “Use of Proceeds.” The Grolife Acquisition, if consummated, will mark our entry into the specialist education sector in the United Kingdom. The terms currently contemplated provide for aggregate cash consideration of approximately £10.2 million, subject to customary adjustments. Based on the parties’ current discussions, approximately £6.2 million of the consideration is expected to be payable upon completion of the Grolife Acquisition, with the balance payable on a deferred basis following completion.

On June 30, 2026, Jiayi International transferred all of the ordinary shares in our company it owned to Aurevia Education as part of an internal restructuring of the Jiayi Education group. Aurevia Education was incorporated shortly before the transfer for purposes of the internal restructuring. As both Jiayi International and Aurevia Education are indirectly wholly owned by Jiayi Education, the transfer did not result in any change in the ultimate beneficial ownership of our company.

In accordance with our growth strategy, on July 1 and July 15, 2026, we were selected as the successful bidder in tender processes with Devon County Council and West Sussex County Council, respectively, to establish and operate two new nurseries at existing premises made available for nursery use by the relevant local authority or school. The Devon nursery will operate from the Former Hatherleigh Children’s Center, an existing children’s center premises that we will use for a new nursery operation, and the West Sussex nursery operates from existing premises at West Green Primary School that have been refurbished for use as a day nursery. These opportunities allow us to expand our footprint organically by establishing new nursery operations in response to local childcare needs, rather than through the acquisition of existing nursery businesses or the construction of new nursery facilities. We opened the West Green Day Nursery and Preschool (now operating under the Little Explorers brand) in September 2026 with a capacity of 27 places and expect to open the Former Hatherleigh Children’s Center nursery in January 2027 with an estimated capacity of 32 places.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results

Expansion through Acquisitions and Investments in New Capabilities

We have expanded our business substantially through acquisitions. As a result, we have substantially increased the scale of our business. Our long-term revenue growth depends upon the expansion of our footprint through acquiring new nurseries and/or schools, opening new greenfield nurseries and/or schools and investing in new service areas.

Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through our acquisition in January 2024 of a minority equity interest in DPS Education Limited, which owns a SEND school, and the proposed Grolife Acquisition.

The following table sets forth information on our six acquisitions made since our combination with Bambinos and acquisition of The Nursery Family.

Company Acquired	Month/Year of Acquisition	Number of Centers/Schools	Price Paid
MKM Childcare Limited	November 2023	3	£750,000
Frogmore Montessori Nursery	December 2023	1	£694,000
Muddy Boots Childcare Ltd	February 2024	3	£838,814
Stepping Stones Day Nursery (SW) Ltd	April 2024	1	£771,281	(1)
Home from Home Nursery Ltd	May 2024	1	£901,806
Rocking Horse Nursery	October 2024	1	£600,000

____________

(1)      Includes purchase price of £679,856, plus the fair value of contingent consideration payable over four years totaling £91,425.

Our revenue increased by 84.6% to £14.4 million for the fiscal year ended June 30, 2025 from £7.8 million for the fiscal year ended June 30, 2024, primarily attributable to the acquisitions we made during these two fiscal years. The acquisitions we have made have materially increased the scale of our business. Nine of the 10 nursery centers we acquired during our fiscal years ended June 30, 2024 and 2025 were acquired during the fiscal year ended June 30, 2024. In the fiscal year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the fiscal year ended June 30, 2025, from nursery centers that were acquired in the fiscal year ended June 30, 2024 as well as one acquired in October 2024.

Our results of operations for the years ended June 30, 2024 and June 30, 2025 were materially impacted by start-up costs, integration costs and impairment of intangible assets and goodwill, as well as legal and professional expenses associated with acquisitions made in those fiscal years. See “Components of Results of Operations — Administration Expenses” below.

The proposed Grolife Acquisition, if consummated, will materially increase the scale of our business. On a pro forma basis for the Grolife Acquisition, we had revenue of £20.2 million in the fiscal year ended June 30, 2025. The Grolife Acquisition is also expected to materially impact our integration costs and impairment of intangible assets.

We are continuing our growth strategy to further expand our business through additional acquisitions and investments in new capabilities, including through the proposed Grolife Acquisition. As a result, it may be difficult to compare certain periods of growth against our prior and future periods.

Central Support Expenditures

We support our nursery centers through a centralized infrastructure, which we regard as one of our competitive strengths. See “Business — Our Competitive Strengths.” Through our Support Team, we provide centralized operational support and resources, including quality assurance and curriculum oversight, human resources and recruitment support, training, safeguarding and compliance monitoring, marketing and occupancy management, finance and payroll functions and operational planning. During each of the years ended June 30, 2024, 2025 and 2026, we incurred significant administrative expenses associated with our central support function, including wages and salaries of management and administrative personnel of approximately £0.5 million, £2.0 million and £2.0 million, respectively, as well as recruitment, advertising and marketing expenses, professional fees and other overhead costs. These expenses negatively affected our financial results during those fiscal years. Administration expenses as a percentage of revenue decreased to 23.9% in the fiscal year ended June 30, 2025 from 45% in the fiscal year ended June 30, 2024, reflecting economies of scale associated with the expansion of our operations across these two years. Excluding intangible asset amortization and impairment, administration expenses as a percentage of revenue decreased to 21.1% in the fiscal year ended June 30, 2025 from 30.7% in the fiscal year ended June 30, 2024. For the fiscal year ended June 30, 2026, administration expenses as a percentage of revenue increased to 30.3%, compared to 23.9% for the fiscal year ended June 30, 2025. The increase was primarily attributable to legal and professional expenses of approximately £1.1 million incurred in connection with our IPO preparation activities, which we do not expect to recur at similar levels following the completion of this offering. Our management believes that continued expansion of our business may enable us to generate further economies of scale within our central support function, which would positively affect our operating results over time.

UK Government Funding of Early Years Education

The UK government places significant importance on supporting the childcare sector. Support for the childcare sector is provided to enable parents to enter and remain in the labor market and includes various initiatives for government funding provided to parents to reduce the cost burden on parents, making quality childcare more accessible.

Going forward, we anticipate continued cost pressures from rising staff wages, energy costs, and compliance requirements. While rates for privately-funded nursery places can generally be adjusted to reflect these increases, the hourly rate paid by the government for government-funded childcare remains below the private rates in most local markets. This structural shortfall limits our margin growth on government-funded hours, meaning operational efficiency will remain key to sustaining profitability.

All Ofsted-registered nursery centers are eligible to deliver government-funded early years entitlements for qualifying children. Government-funded childcare must be with an approved provider, meaning one registered and inspected by Ofsted. Funding is administered by local authorities and is paid directly to providers based on the number of funded hours delivered. Free childcare hours are paid by the relevant local authority directly to the childcare provider, not to parents. On a periodic basis, typically prior to the start of each school term, the provider gives the local authority occupancy and funded-hours estimates for the relevant period. The local authority then pays the provider, and adjustments to the payment amount are made at the end of the period to reflect actual hours delivered. Funding is provided in respect of a particular center, and we do not have general discretion in allocating the funds across our centers. Funding rates are set by local authorities within parameters determined by the UK government and are generally allocated on a per-child, per-hour basis for eligible places. We are required to comply with applicable statutory and regulatory requirements, including registration with and inspection by Ofsted, and ongoing eligibility is subject to meeting prescribed quality and operational standards. We do not enter into long-term contractual arrangements with either the UK national government or local authorities in respect of these entitlements. Funding is received pursuant to statutory schemes administered by local authorities.

The government-funded childcare entitlement in England is typically calculated as 15 or 30 hours per week over 38 weeks (so called “term time”), totaling 570 or 1,140 hours per year. The split between our revenue received from the government and revenue received from parents largely represents the utilization of government funded hours during term time and the purchase by parents of additional hours outside of term time. Because our centers are open 51 weeks a year, we are able to efficiently utilize the available government funding by offering our families the ability to spread funded hours across 51 weeks. This means families receive approximately 11 or 22 funded hours per week throughout the year, instead of 15 or 30 hours during term time only.

Past and ongoing UK government policies, such as the expansion of funded entitlements from April 2024 through September 2025, are expected to increase demand but also increase the proportion of revenue subject to regulated funding rates. Any future changes to funding levels or pricing rules will therefore have a direct impact on margins, making close monitoring of policy developments essential.

In April 2024, the UK government initiated a historic expansion of free childcare, widely regarded as the largest public investment in UK early years education to date, offering 15 hours per week of funded childcare for eligible working parents of two-year-olds, extended to children from nine months in September 2024. This program was further expanded in September 2025 to provide 30 hours per week of free childcare for children from nine months to school age, significantly increasing demand for nursery places by an estimated 70,000 additional spaces across the UK, according to the Department for Education. We are well-positioned to benefit from the recent expansion of free childcare, which favors scalable operators like us.

Access to free childcare in England is currently structured across the following three categories under the UK government’s expanded childcare program:

•        Free childcare for 3- and 4-year-olds:    All children aged three to four years old are eligible for 570 hours of free childcare per year, typically taken as 15 hours per week over 38 weeks (term-time), though parents can opt for fewer hours over more weeks if offered by providers. This universal entitlement, unchanged since its introduction, supports early years education and is delivered in accordance with the Early Years Foundation Stage (EYFS) framework.

•        Free Childcare for Children of Working Parents:    Children aged nine months to four years are eligible for 1,140 hours of free childcare per year (equivalent to 30 hours per week over 38 weeks) if their parents meet specific eligibility criteria including a minimum number of hours worked per week and a maximum household adjusted net income. This expanded entitlement, fully implemented in September 2025, extends 30 hours of free childcare to all eligible working parents of children from nine months, significantly increasing demand for nursery places.

•        Free childcare for disadvantaged 2-year-olds:    Eligible two-year-olds receive 570 hours of free childcare per year, typically 15 hours per week over 38 weeks, though flexible arrangements are available if offered by providers. Eligibility includes children whose parents receive certain specified government benefits, meet certain health or disability criteria or are under other specified circumstances.

While government funding is based on terms covering a total of 38 weeks per year, because we are open 51 weeks per year we are able to utilize government funding in a flexible and efficient way by spreading the funded hours across the calendar year at most of our centers.

Past and ongoing government policies, such as the recent expansion of funded entitlements, are expected to increase demand for nursery services but also increase the proportion of nursery revenue that is subject to regulated funding rates.

See “Risk Factors — Potential reductions in the level of UK government funding for the early years and specialist education industry could have a material adverse effect on our business.”

Employee Compensation and Benefits

Employee compensation and benefits, which is driven primarily by salary levels and headcount of staff, has been the largest cost we have incurred since our incorporation, representing approximately 75%, 67%, and 72% of our cost of sales and approximately 37%, 45% and 15% of our administration expenses, for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Employee compensation and benefits costs consist of short-term employee benefits (including wages and salaries and mandatory employer UK National Insurance contributions costs), defined contribution pension costs and share-based payment expense. Employee compensation and benefits that relate to our nursery center employees are recorded under cost of sales, and employee compensation and benefits that relate to our management and administration team, who form our Support Team, are recorded under administration expenses.

Since our incorporation, our staff numbers have grown in line with acquisitions and organic enrolment increases, with a proportionate increase in payroll costs. For the years ended June 30, 2024, 2025 and 2026, respectively, employee compensation and benefits were £5.5 million, £10.1 million and £12.7 million. The 84.0% increase from the fiscal year ended June 30, 2024 to the fiscal year ended June 30, 2025 largely reflects a 42% increase in average headcount, driven by acquisitions. The average number of our total employees (including full-time, part-time and bank staff workers) for the years ended June 30, 2024, 2025 and 2026 was 310, 441 and 508. The increase from the fiscal year ended June 30, 2024 to the fiscal year ended June 30, 2025 reflected the expansion of our business primarily through acquisitions, while the increase in fiscal year ended June 30, 2026 was primarily driven by increased staffing requirements as enrolment and occupancy levels grew across our existing nursery centers. The average number of our employees who were management and administration employees for the years ended June 30, 2024, 2025 and 2026 was 20, 31 and 32. In the fiscal year ended June 30, 2026, our employee compensation and benefits costs were divided approximately 84% and 16% between our nursery centers employees and our management and administration employees, respectively.

The success of our business depends upon our ability to offer competitive services, which is underpinned by having a strong employee base, including educators, who help to provide our competitive services to our growing client base. Salary levels for nursery staff are sensitive to market compensation levels paid by our competitors. Changes in the National Minimum Wage and inflation can also affect our costs and profitability.

Regulation

We operate in a highly regulated jurisdiction and industry. Applicable regulations can have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by Ofsted and local authorities. See “Business — Regulation.”

As a provider of early years education, we adhere to strict regulatory standards set by Ofsted. We are committed to maintaining compliance across all its nursery centers and ensuring that the highest quality of care is delivered consistently. As of the date of this prospectus, 18 of our 24 nursery centers had been inspected under Ofsted’s previous inspection framework and were rated either “Good” or “Outstanding”. Four have been inspected under the new Ofsted framework and have achieved an “Expected Standard” or above across the evaluation areas. Of the remaining two nursery centers, one is awaiting its first inspection since being acquired in 2024, while West Green Day Nursery and Preschool, which was opened by us in September 2026, is awaiting its first inspection. This achievement reflects our ongoing efforts to implement quality improvement initiatives and invest in staff training programs aimed at maintaining and exceeding regulatory expectations. We actively monitor the performance of all of our nursery centers, using internal audits and feedback mechanisms to identify areas for improvement. Our dedication to compliance underscores our commitment to the families we serve and ensures the continued trust of parents and regulatory bodies alike.

To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.

Inflation

Hiring and retaining key employees and qualified personnel, including educators, is critical to our business. Labor costs constitute our largest expense. Because we are primarily a service business, inflationary factors that contribute to wage and benefits cost increases result in significant increases in the costs of running our business. For example, over the three years ended December 31, 2025, the United Kingdom experienced a period of high inflation relative to the Bank of England’s 2% target, with headline consumer price inflation reaching 6.8% in 2023 following Covid-19 and energy-related cost shocks, before moderating to approximately 3.3% in 2024 and approximately 3.4% during much of 2025. As a result of these inflationary pressures, our wage costs increased significantly over the period following the commencement of our operations in 2023. We expect to pay employees at rates above the minimum wage, but increases in the statutory minimum wage rates could result in a corresponding increase in the wages and benefits we pay to our employees.

Seasonality

Our business experiences seasonal fluctuations that are inherent in the education sector and are primarily driven by the academic calendar, family behavior patterns and the age-specific progression of children through the UK education system.

Although our nursery centers operate 51 weeks of the year, enrolment patterns vary materially throughout the year and directly influence occupancy, staffing allocations and revenue. Our nursery center operating model, including workforce scheduling, marketing campaigns, and enrolment management practices, is designed to accommodate the timing and magnitude of these variations. The most pronounced seasonal slowdown consistently occurs in August, coinciding with the transition of nursery aged children into their first year of Reception (primary school). This annual “school-entry leaver cycle” results in a concentrated number of children exiting our centers within a relatively short period. As reflected in our historical monthly occupancy data, this transition produces our lowest occupancy point each year. The reduction reflects the natural flow of children aging out of the early-years system rather than fluctuations in demand for our services. Following the August slowdown, occupancy levels typically rebuild from early autumn, supported by new intakes, increased enquiries, and the return of families seeking routine childcare arrangements after the summer holiday period. This trend in recovery of occupancy levels has been observable across our portfolio and is incorporated into our annual operating plans, staffing models, and cash flow forecasting. In addition to the summer slowdown, we typically experience two smaller seasonal slowdowns: one during the December holiday period and another around the Easter holiday break. During these periods, families are more likely to travel, reduce attendance, or utilize informal care from relatives, resulting in temporary declines in occupancy levels. In certain regions, these effects are further amplified by parental preferences relating to government-funded childcare. Many families choose to access government funding only during term times and therefore do not utilize funded sessions during school holidays, which contributes to short-term reductions in occupancy and revenue during these periods.

Leasehold Dilapidation Provision Expense

Repairs and maintenance expense, which forms part of cost of sales, comprises the costs incurred in maintaining our leased properties to the standard required to operate as a childcare setting. Our total repairs and maintenance costs in the fiscal years ended June 30, 2026, 2025 and 2024 were approximately £0.3 million, £1.2 million and £0.3 million, respectively. Included in the total repairs and maintenance costs for the fiscal year ended June 30, 2025 was a charge of approximately £0.9 million, which related to the recognition of a leasehold dilapidation provision which reflects future costs expected to be incurred when our property leases terminate. The £0.9 million leasehold dilapidation charge in the fiscal year ended June 30, 2025 is regarded as a one-time charge, rather than part of our ongoing nursery operating costs. See “— Components of Results of Operations — Administration Expenses” below.

Components of Results of Operations

The following describes certain line items in our consolidated income statement.

Revenue

We derive our revenue from tuition fees paid by parents and fees received from government as subsidies, for services provided at our nurseries. Our revenue is principally determined by the following main factors:

•        the number of nurseries we own;

•        the number of licensed child places within our nurseries and the related capacity of the nurseries;

•        the occupancy levels of our nurseries and schools; and

•        in the case of privately-funded nursery places, the tuition fee prices we charge in the relevant period.

Cost of Sales

Cost of sales includes short-term employee benefits (including wages, salaries and pension payments) attributable to our nursery employees, catering, books and equipment, recruitment, casual labor and certain other costs including cleaning, repairs and maintenance, utilities costs, and the depreciation of right of use assets and property improvements.

Our repairs and maintenance charge in the fiscal year ended June 30, 2025 was abnormally high following the recognition of a one-time lease property dilapidation expense of approximately £0.9 million. Excluding this one-time expense, our routine repairs and maintenance costs were approximately £0.3 million in the fiscal years ended June 30, 2026, 2025 and 2024.

Depreciation of property, plant and equipment includes depreciation of our property leases, which are recorded on our balance sheet as right-of-use assets and as lease liabilities. We depreciate the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. We also assess the right-of-use asset for impairment when such indicators exist.

Administration Expenses

Administration expenses include short-term employee benefits (including wages, salaries and pension payments) attributable to our management and administration employees, depreciation of fixtures and fittings and office equipment, amortization of intangible assets, impairment of intangible assets, impairment of goodwill, consultancy, advertising and marketing, IT and telecommunications costs, legal and professional, insurance and other expenses. We also anticipate that we will incur additional costs, including related to legal, accounting, insurance and investor relations in connection with our operations as a public company.

In the fiscal year ended June 30, 2024 we had an impairment of intangible assets of £0.4 million due to the write-off of the brands of acquired nurseries, and we had an impairment of goodwill of £0.5 million based on our assessment of the recoverable amount of our Cromwell Road and Portslade Day Nurseries (formerly Footsteps Day Nurseries). There were no impairment losses in the fiscal years ended June 30, 2026 or 2025.

Other Operating Income

Other operating income relates mainly to education and skills grant, rental income and local authority training grants.

Finance Income/Expense

Finance income consists of bank interest received and change in fair value of equity investments. Finance expense consists of interest payable on our property leases, related party loans and other borrowings. Our property leases are recorded on our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded in our consolidated statement of profit or loss. The imputed finance cost is the estimated rate that we would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value.

Tax Expense

Tax expense represents the sum of the tax currently payable and deferred tax.

Results of Operations

Comparison of Fiscal Years ended June 30, 2026 and 2025

The following table sets forth our results of operations for the fiscal years ended June 30, 2026 and 2025. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2025 (£)	2026 (£)	2026 ($)(1)
	(in thousands)
Revenue	14,368	17,938	23,784
Cost of sales	(12,726)	(14,210)	(18,841)
Gross profit	1,642	3,728	4,943
Other income	23	39	52
Administration expenses	(3,438)	(5,441)	(7,214)
Impairment losses on financial assets	(26)	(10)	(13)
Share of loss of joint venture	—	(186)	(246)
Operating loss	(1,799)	(1,870)	(2,478)
Finance costs	(549)	(615)	(815)
Finance income	6	66	88
Fair value gains	31	12	16
Loss before tax	(2,311)	(2,407)	(3,189)
Tax credit	500	501	664
Loss for the year and total comprehensive expense	(1,811)	(1,906)	(2,525)

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3259

Revenue

Revenue increased by 24.3% to £17.9 million for the fiscal year ended June 30, 2026 from £14.4 million for the fiscal year ended June 30, 2025. The increase in revenue between the two fiscal years was primarily attributable to the expansion of government-funded childcare hours in September 2024 and September 2025. In particular, as a result of such funding expansion, the number of children enrolled in the under-age-2 cohort increased and the fee levels increased for the under-age-2 and age-2 cohorts. Other factors contributing to the increase in revenues between the two fiscal years were an increase in the volume of sessions booked between the two fiscal years and an increase in the level of our nursery center fees in April 2025. In addition, the results of Rocking Horse Nursery, which was acquired by us in October 2024, were included in the full fiscal year results in the fiscal year ended June 30, 2026, whereas they were only included in a partial period of the fiscal year ended June 30, 2025.

Cost of Sales

Cost of sales increased by 11.8% to £14.2 million for fiscal year ended June 30, 2026 from £12.7 million for the fiscal year ended June 30, 2025. The increase was primarily attributable to an increase in wages and pensions costs related to our nursery center employees to £10.7 million from £8.6 million, an increase of approximately 24.4%. Part of the increase in cost of sales is attributable to Rocking Horse Nursery as all of its costs are included in our results for the fiscal year ended June 30, 2026 while its costs are only included in part of the fiscal year ended June 30, 2025. Our number of nursery center employees (including full-time, part-time and bank staff workers) increased from 456 as of June 30, 2025 to 519 as of June 30, 2026. This increase in number of employees was partly attributable to an increase in the number of our own bank staff workers between the two fiscal years, which was done in order to optimize our ability to handle short-term fluctuations in required daily staffing levels and to decrease the use of agency workers. These cost increases were partly offset by a decrease in repairs and maintenance costs of approximately £0.91 million and an impairment loss of £0.9 million in the fiscal year ended June 30, 2025 which did not recur in the fiscal year ended June 30, 2026.

Gross Profit

Gross profit increased by 126.9% to £3.7 million for the fiscal year ended June 30, 2026 from £1.6 million for the fiscal year ended June 30, 2025, primarily reflecting the impact of the nursery center fee level increase in April 2025. Cost of sales increased at a lower rate than revenues during the fiscal year, primarily because revenue growth benefited from increased nursery center fee levels, while a significant portion of our cost of sales consisted of employee-related costs that did not increase at the same rate as well as the non-recurrence of the dilapidation provision costs recognized in the fiscal year ended June 30, 2025.

Gross Margin

Gross margin increased to 20.8% for the fiscal year ended June 30, 2026 from 11.4% for the fiscal year ended June 30, 2025. Gross profit growth was driven by revenue increasing faster than adjusted cost of sales. In 2025, revenue increased by £6.6 million while cost of sales increased by £5.8 million, producing £0.8 million additional gross profit and a modest margin increase from 11.1% to 11.4%. In 2026, revenue increased by £3.6 million versus a £1.5 million increase in cost of sales, adding £2.1 million of gross profit and increasing the gross margin to 20.8%. The 2026 improvement reflects operating leverage from higher revenue, as explained above, partly offset by £2.2 million higher employee and pension costs, with a further benefit from the £0.9 million reduction in reported repairs and maintenance, which was largely driven the recognition of the dilapidation provision expense.

Administration Expenses

Administration expenses increased by 58.2% to £5.4 million for the fiscal year ended June 30, 2026 from £3.4 million for the fiscal year ended June 30, 2025. The increase reflected higher accounting and audit costs, legal and professional costs, administration payroll and pensions costs, and IT and telecommunications costs, partly offset by lower consultancy costs. The average number of management and administration employees increased from 31 for the fiscal year ended June 30, 2025 to 32 for the fiscal year ended June 30, 2026, while the average number of total employees increased from 441 to 508 between the two fiscal years.

Administration expenses decreased by £0.1 million or 2.9% to £3.4 million for the fiscal year ended June 30, 2025 from £3.5 million for the fiscal year ended June 30, 2024. The decrease was due to decreases in legal and professional costs, accounting and audit costs, and senior management recruitment costs. In addition, there was impairment of goodwill and intangible assets in the fiscal year ended June 30, 2024 and no such impairment in the fiscal year ended June 30, 2025. The foregoing decreases were offset in part by increases in pensions, consultancy, other costs and depreciation and amortization.

Operating Loss

Operating loss increased by 3.8% to £1.87 million for the fiscal year ended June 30, 2026 from £1.80 million for the fiscal year ended June 30, 2025, due to the factors discussed above.

Finance Costs

Finance costs increased to £0.6 million for the fiscal year ended June 30, 2026 from £0.5 million for the fiscal year ended June 30, 2025, primarily due to the impact of our sale-and-leaseback transaction conducted in May 2025, which resulted in an increase in interest expense from leasing arrangements.

Loss for the Year and Total Comprehensive Expense

Loss for the year and total comprehensive expense increased by 5.2% to £1.9 million for the fiscal year ended June 30, 2026 from £1.8 million for the fiscal year ended June 30, 2025, due to factors described above.

Comparison of Fiscal Years Ended June 30, 2025 and 2024

The following table sets forth the results of operations for the fiscal years ended June 30, 2025 and 2024. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2024 (£)	2025 (£)
	(in thousands)
Revenue	7,798	14,368
Cost of sales	(6,929)	(12,726)
Gross profit	869	1,642
Other income	14	23
Administration expenses	(3,515)	(3,438)
Impairment losses on financial assets	(15)	(26)
Operating loss	(2,647)	(1,799)
Finance costs	(131)	(549)
Finance income	14	6
Other financial items	—	31
Loss before tax	(2,764)	(2,311)
Tax credit	310	500
Loss for the year and total comprehensive expense	(2,454)	(1,811)

Revenue

Revenue increased by 84.6% to £14.4 million for the fiscal year ended June 30, 2025 from £7.8 million for the fiscal year ended June 30, 2024, primarily reflecting the growth in our business due to acquisitions during the two fiscal-year-period. In the fiscal year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the fiscal year ended June 30, 2025, from nursery centers that were acquired in the fiscal year ended June 30, 2024, as well as one acquired in October 2024. To a lesser extent, the increase in revenue between the two years was attributable to increases in the levels of our nursery center fees in each of April 2024 and April 2025.

Cost of Sales

Cost of sales increased by 84% to £12.7 million for the fiscal year ended June 30, 2025 from £6.9 million for the fiscal year ended June 30, 2024, principally due to the increase in the scale of our operations between the two years. Wages and pensions costs related to our nursery center employees increased from £5.0 million to £8.6 million, an increase of approximately 72%. Our number of nursery center employees (including full-time, part-time and bank staff workers) increased from 381 as of June 30, 2024 to 456 as of June 30, 2025. There were also increases in books and equipment costs, casual labor costs and recruitment costs. Catering costs were largely constant at £0.4 million in each year. Also contributing to the increase in cost of sales was the recognition of approximately £0.9 million of repair costs in respect of leasehold dilapidation provisions at our nursery centers and an impairment loss recognized on the freehold property at Frogmore as part of the sale and leaseback transaction in each case in the fiscal year ended June 30, 2025.

Gross Profit

Gross profit increased by 88.9% to £1.6 million for the fiscal year ended June 30, 2025 from £0.8 million for the fiscal year ended June 30, 2024, primarily reflecting the increase in the scale of our operations between the two years due to acquisitions.

Gross Margin

Gross margin increased to 11.4% for the fiscal year ended June 30, 2025 from 11.1% for the fiscal year ended June 30, 2024. This increase was primarily driven by enhanced cost efficiency within cost of sales, particularly staff costs, reflecting improved workforce deployment, post-acquisition operational normalization and greater scale benefits across the enlarged nursery portfolio offset by the leasehold dilapidations expense and the property impairment loss discussed above.

Administration Expenses

Administration expenses decreased to £3.4 million for the fiscal year ended June 30, 2025 from £3.5 million for the fiscal year ended June 30, 2024. Administration expenses as a percentage of revenue decreased to 23.9% in the fiscal year ended June 30, 2025 from 45.3% in the fiscal year ended June 30, 2024, reflecting economies of scale generated by the expansion of our operations between the two years. Excluding intangible asset amortization, administration expenses as a percentage of revenue decreased to 21.1% in the fiscal year ended June 30, 2025 from 41.9% in the fiscal year ended June 30, 2024.

Administration expenses decreased by £0.1 million or 2.9% for the fiscal year ended June 30, 2025. Higher administration payroll and pensions of approximately £1.0 million, consultancy of £0.3 million, other costs of £0.2 million and depreciation/amortization of £0.3 million were more than offset by lower legal and professional costs of approximately £0.7 million, accounting and audit costs of £0.3 million, the removal of the impairment of goodwill and intangible assets of £0.9 million, and £0.1 million lower senior-management recruitment costs. The average number of our management and administration employees increased from 24 for the fiscal year ended June 30, 2024 to 31 for the fiscal year ended June 30, 2025. Other factors contributing to the increase in administration expenses between the two years included increases in depreciation of property, plant and equipment and amortization of intangible assets.

Operating Loss

Operating loss decreased by 32% to £1.8 million for the fiscal year ended June 30, 2025 from £2.6 million for the fiscal year ended June 30, 2024, due to the factors discussed above.

Finance Costs

Finance costs increased to £0.5 million for the fiscal year ended June 30, 2025 from £0.1 million for the fiscal year ended June 30, 2024, primarily due to the full-year effect of the businesses acquired in the fiscal year ended June 30, 2024. The interest expense from leasing arrangements increased from £0.1 million for the fiscal year ended June 30, 2024 to £0.5 million for the fiscal year ended June 30, 2025. In addition, interest on loans from related parties and other parties and the bridging loan that was drawn down and repaid during the fiscal year ended June 30, 2025 resulted in an increase in finance cost of £0.17 million compared to the prior year.

Tax Credit

Tax credit increased to £0.5 million for the fiscal year ended June 30, 2025 from £0.3 million for the fiscal year ended June 30, 2024, due to the full year effect of the origination and reversal of temporary differences (deferred tax) that is recognized on the recognition of the right-of-use assets, lease liabilities, separable intangible assets at the acquisition of a business. Included in the tax credit for the fiscal year ended June 30, 2025 is £0.1 million related to a fair value adjustment to the land and building acquired in a business combination in December 2023, as a result of the sale and lease-back transaction being reversed in the fiscal year ended June 30, 2025.

Loss for the Year and Total Comprehensive Expense

Loss for the year and total comprehensive expense decreased by 28% to £1.8 million for the fiscal year ended June 30, 2025 from £2.5 million for the fiscal year ended June 30, 2024, due to factors described above.

Non-IFRS Financial Measures

In addition to our results determined in accordance with IFRS Accounting Standards, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS Accounting Standards.

EBITDA is defined as net income (loss) adjusted for net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for net sale-and-leaseback remediation costs (representing sale-and-leaseback remediation costs identified through purchaser due diligence and contractual closing arrangements, net of the related gain recognized in profit or loss from the same sale-and-leaseback transaction), impairment losses on both tangible and intangible fixed assets, and employee share-based payment expenses, as these net expenses are non-cash in nature and we believe may not be indicative of our core operating results and business outlook. Adjusted EBITDA for the fiscal year ended June 30, 2026 also includes an adjustment for the legal and professional costs incurred in relation to preparation for our IPO. While we have acknowledged that recurring costs of this nature will increase once we are a listed company, the magnitude of the costs incurred in the fiscal year ended June 30, 2026 does not permit a meaningful comparison of our results between periods. No such costs were incurred in the fiscal years ended June 30, 2025 and 2024.

Adjusted EBITDA is the measure used by our board of directors to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted EBITDA is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, acquisitions and impairment of goodwill.

We believe that Adjusted EBITDA provides useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses Adjusted EBITDA to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that Adjusted EBITDA provides useful information to investors because it improves the comparability of our financial results between periods and provides for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted EBITDA is a measure commonly used by investors to evaluate companies in the early years education industry. However, Adjusted EBITDA is not a presentation made in accordance with IFRS Accounting Standards, and our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted EBITDA is used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted EBITDA as reported by us to Adjusted EBITDA as reported by other companies.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•        it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•        it does not reflect income tax expense or the cash requirements for income tax liabilities;

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•        while employee equity-settled share-based payment expenses are not a cash expense, we may have had to provide higher cash compensation to employees if we had not been able to offer share incentives;

•        it does not reflect our cash used for capital expenditures or contractual commitments;

•        it does not reflect changes in or cash requirements for working capital; and

•        other companies, including other companies in our industry, may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles Adjusted EBITDA from the most directly comparable IFRS Accounting Standards measure, which is loss for the year.

	Fiscal Year Ended June 30,
	2024	2025	2026
	(in £ thousands)
Loss for the year	(2,454)	(1,811)	(1,906)
Net interest expense	117	512	537
Tax credit	(310)	(500)	(501)
Depreciation, amortization and impairment	1,595	1,386	1,293
Loss of joint venture	—	—	186
EBITDA	(1,052)	(413)	(391)
IPO preparation costs	—	—	1,353
Net sale-and-leaseback remediation costs	—	581	—
Employee equity – settled share-based payment expense	57	61	21
Adjusted EBITDA	£(995)	£229	£983

Liquidity and Capital Resources

Since our inception, we have incurred operating losses and negative cash flows. We have funded our operations to date primarily with the proceeds from the issuance of ordinary shares, shareholder loans and a sale-and-leaseback transaction in relation to certain of our properties.

The terms currently contemplated for the Grolife Acquisition provide for aggregate cash consideration of approximately £10.2 million, subject to customary adjustments. Based on the parties’ current discussions, approximately £6.2 million of the consideration is expected to be payable upon completion of the Grolife Acquisition, with the balance payable on a deferred basis following completion. We had previously contemplated financing the consideration payable upon completion through a debt facility, but the proposed financing arrangements did not proceed following discussions with the prospective lenders. Accordingly, we intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition. We currently expect to fund the deferred consideration payments through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration payments. The final payment terms remain subject to negotiation and execution of definitive acquisition documentation. If our operating cash flows and available cash resources are insufficient to satisfy these obligations when due, we will need to obtain additional financing. There can be no assurance that such financing will be available when required or on acceptable terms.

The term sheet for our proposed acquisition of Bright Eyes provides for an aggregate purchase price of approximately £1.8 million, subject to customary adjustments. We intend to use a portion of the net proceeds from this offering to fund the acquisition.

As of June 30, 2026, we had total indebtedness of £6.0 million, including £5.3 million of lease liabilities, £0.4 million of loans due to other related parties and the remainder consisting of other loans. As of June 30, 2026 and 2025, we had cash and cash equivalents of £0.9 million and £1.8 million, respectively.

Except as described above, we have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than lease liabilities.

Loans from Jiayi International

Between November 2023 and March 2025, we received an aggregate principal amount of approximately £1.5 million in cash loans from Jiayi International, which loans were interest free and repayable on demand. We also assumed responsibility for settling a loan initially advanced by Jiayi International to The Nursery Family before we acquired The Nursery Family, making the aggregate principal amount we owed to Jiayi International approximately £2.5 million. The loan to The Nursery Family was used by it to acquire its wholly owned subsidiary, Footsteps Childcare Limited, in June 2023. We repaid approximately £0.9 million of these loans in December 2023, approximately £0.3 million in cash and approximately £0.6 million by way of capitalization in an equity issuance. In November 2024, we repaid approximately £0.5 million of such loans in cash. As of June 30, 2025, the outstanding balance on these loans was approximately £1.0 million. On December 18, 2025, Jiayi International forgave £0.45 million in principal amount of our debt to it, which forgiveness was treated as a capital contribution to our company, not involving the issue of new shares or other equity interests. On January 22, 2026, we issued 8,242 Class A ordinary shares at a subscription price of £64.55 per share to Jiayi International and SW Home Investment Ltd and 3,532 Class A ordinary shares at a subscription price of £63.13 per share to Homaster Co., Ltd in a private placement for aggregate consideration of £0.76 million. Of this amount, £0.28 million of the subscription price payable was applied toward settlement of a loan we owed to Jiayi International, as a result of which our shareholder loans from Jiayi International have now been fully repaid.

Other Loans

Between September 2023 and March 2025, we received an aggregate of £630,000 in loans from our shareholder Dongyu (Patrick) Lou or entities controlled by him. The loans are interest-free and repayable on demand. We repaid an aggregate of £522,000 of these loans in December 2024 (£230,000), July 2025 (£100,000), October 2025 (£90,000), March 2026 (£12,000), May 2026 (£30,000) and September 2026 (£60,000). As of September 30, 2026, the outstanding balance of these loans was £108,000.

Between September 2023 and March 2025, we received an aggregate of approximately £619,000 in loans from our shareholder Yang Meng or entities controlled by or otherwise related to him. We also assumed, with our acquisition of The Nursery Family, an obligation to repay a £234,000 loan advanced to it by Mr. Meng or entities controlled by him prior to the acquisition. The loans are interest-free and repayable on demand. We repaid an aggregate of £275,000 of these loans in December 2024 (£120,000), July 2025 (£65,000), October 2025 (£60,000), and September 2026 (£30,000). On December 23, 2025, Mr. Meng unconditionally forgave part of our indebtedness to him in an aggregate amount of £550,000, which forgiveness was treated as a capital contribution to our company, not involving the issue of new shares or other equity interests, and was credited to accumulated losses in equity. As of September 30, 2026, the outstanding balance of loans from Mr. Meng and related entities to us was approximately £28,000.

In June 2024, we received a £100,000 loan from an immediate family member of Chenyan Xu, our CEO. Interest is payable at a rate of 1% per month. As of September 30, 2026, the outstanding balance of this loan was approximately £127,000.

In October 2024 and February 2025, we received loans of £185,000 and £20,000, respectively, from an immediate family member of Xiaobing Wang, the Chair of our board. The loans were interest free and were repaid by us in December 2024 (£110,000), January 2025 (£75,000) and August 2025 (£20,000).

Equity Issuances

On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity.

On January 22, 2026, we issued 8,242 Class A ordinary shares at a subscription price of £64.55 per share to Jiayi International and SW Home Investment Ltd and 3,532 Class A ordinary shares at a subscription price of £63.13 per share to Homaster Co., Ltd in a private placement for aggregate consideration of £0.76 million. Of this amount, £0.28 million of the subscription price payable was applied toward settlement of a loan we owed to Jiayi International.

Bridging Loan

In November 2024, we received a £1.1 million bridging loan from Charles Street Finance (the “Bridging Loan”), repayable in 12 months, with an effective interest rate of 22.9%, after allowing for transaction costs, to support our working capital position following our acquisition of Rocking Horse Nursery in October 2024. We repaid the Bridging Loan in May 2025.

Sale-and-Leaseback Transaction

On May 27, 2025, we completed a sale-and-leaseback transaction in respect of all six Bambinos properties (representing five nursery centers), which were at the time all of the properties owned by us, for gross proceeds of £3.1 million. A portion of the proceeds was used to repay the Bridging Loan. £0.3 million of the proceeds was held in escrow, to be released to us once specified repairs are completed at the properties, and in March 2026, £155,000 of this escrowed amount was released to us. The remaining approximately £1.6 million of the gross proceeds were used by us to repay shareholder and related party loans and to strengthen our liquidity position. Our property leases are recorded on our balance sheet as right-of-use assets and lease liabilities, for which there is an imputed finance cost recorded on our consolidated statement of profit or loss. See “— Critical Accounting Estimates — Sale-and-Leaseback Transaction.”

Cash Flows

The following table summarizes our key cash flows for the years presented:

	Fiscal Years Ended June 30,
	2024	2025	2026
	(in £ thousands)
Net cash from/(used in) operating activities	£475	£(231)	19
Net cash from/(used in) investing activities	(3,447)	1,768	(166)
Net cash from/(used in) financing activities	3,405	(851)	(692)
Net increase/(decrease) in cash and cash equivalents	£433	£686	(839)

Net Cash From/(Used In) Operating Activities

Net cash used in operating activities was £0.2 million for the fiscal year ended June 30, 2025 as compared to net cash generated from operating activities of £0.5 million for the fiscal year ended June 30, 2024. The change was primarily due to substantially higher levels of interest paid in the fiscal year ended June 30, 2025, reflecting the full year effect of the acquisitions made in the fiscal year ended June 30, 2024, the imputed interest element of the property leases and the settlement in the fiscal year ended June 30, 2025 of prior year income tax liabilities.

Net cash generated from operating activities was £0.02 million for the fiscal year ended June 30, 2026 as compared to net cash used in operating activities of £0.2 million for the fiscal year ended June 30, 2025. The change was mainly due to the movements in working capital and the taxes paid between the two fiscal years.

Net Cash From/(Used In) Investing Activities

Net cash generated from investing activities was £1.8 million for the fiscal year ended June 30, 2025 as compared to net cash used in investing activities of £3.4 million for the fiscal year ended June 30, 2024. The cash used in investing activities in the fiscal year ended June 30, 2024 largely reflects cash spent on acquisitions. The £1.8 million of cash generated from investing activities for the fiscal year ended June 30, 2025 reflects cash generated from the sale-and-leaseback transaction that was completed in that year.

Net cash used in investing activities was £0.17 million for the fiscal year ended June 30, 2026 as compared to net cash generated from investing activities of £1.8 million for the fiscal year ended June 30, 2025. The decrease was mainly due to our purchase of Rocking Horse Nursery in the fiscal year ended June 30, 2025, whereas we made no acquisitions with cash in the fiscal year ended June 30, 2026. In addition, the net cash flow from investment activities included an inflow from the sale and leaseback receipt of £2.8 million in the fiscal year ended June 30, 2025.

Net Cash From/(Used In) Financing Activities

Net cash used in financing activities was £0.9 million for the fiscal year ended June 30, 2025 as compared to net cash generated from financing activities of £3.4 million for the fiscal year ended June 30, 2024. The change was due primarily to the receipt in the fiscal year ended June 30, 2024 of loans from related parties of £2.5 million, the issuance of shares raising cash proceeds of £1.5 million and loans received from other parties of £0.4 million, which cash inflows were offset in part by the repayment of loans totaling £0.4 million, the principal element of lease liabilities of £0.1 million and the payment of a £0.5 million dividend by our Bambinos subsidiary to its former parent company, Jiayi International, in the fiscal year ended June 30, 2024. See “Certain Relationships and Related Party Transactions — Transactions and Relationships with Jiayi International.” In the fiscal year ended June 30, 2025, we had a net repayment of loans of £0.5 million, which included the drawdown and repayment of the Bridging Loan and an increase of £0.2 million in the principal amount of lease liabilities repaid.

Net cash used in financing activities decreased to £0.7 million for the fiscal year ended June 30, 2026 from £0.9 million for the fiscal year ended June 30, 2025. The decrease was primarily attributable to the receipt of proceeds from our private placement of ordinary shares in the fiscal year ended June 30, 2026, partially offset by repayments of shareholder loans and other borrowings during that fiscal year. Financing cash flows for the fiscal year ended June 30, 2025 also reflected the receipt and repayment of the Bridging Loan during that year.

Operating and Capital Expenditure Requirements

We have not achieved profitability on a quarterly, semi-annual or annual basis since our inception. If the proposed Grolife Acquisition is not consummated, we anticipate that we will continue to incur losses in the near future. We expect that our operating expenses will increase as we continue to invest to grow our business, hire additional employees and incur other administration expenses, and that we will generate economies of scale as our business grows. We also require cash to execute our growth strategy.

Our funding strategy for supporting our future expansion is to target a balanced combination of equity and debt financing, with the aim of sustaining growth while protecting shareholder value, including our IPO. On the debt side, and given the current downward trend in UK interest rates, we expect to make greater use of facilities such as commercial mortgages and expansion loans to support acquisitions and scale-up opportunities. We have initiated in depth conversations with several lenders and finance advisers in the UK to build fluid debt funding channels to support our expansion. We will pursue this strategy under the precondition of maintaining a healthy debt ratio, with a target leverage ratio consistently below the industry average of publicly comparable companies, ensuring resilience, prudent financial management, and a strong balance sheet. We are conducting this IPO to provide stable funding and to support our ongoing growth. Our future capital requirements will depend on many factors, including any future acquisitions.

A portion of the net proceeds from this offering is expected to be used to fund the proposed Grolife Acquisition. See “Use of Proceeds.” Following completion of the Grolife Acquisition, our future liquidity requirements will include the deferred consideration payable in connection with that acquisition as described above. We currently expect to fund the deferred consideration payments through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing.

Our future funding requirements will depend on many factors, including but not limited to the timing and cost of acquisitions and the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional premises. Additionally, as a public company, we will incur significant audit, legal and other expenses that we did not incur as a private company.

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the net proceeds from this offering and cash expected to be generated from operations, will be sufficient to meet our anticipated cash requirements for at least the next 12 months from June 30, 2026. These requirements include our anticipated operating expenses, capital expenditures and the consideration expected to be payable in connection with the Grolife Acquisition during this period. Our longer-term liquidity requirements will depend on a number of factors, including our operating performance, the timing and amount of deferred consideration payable in connection with the Grolife Acquisition, our acquisition and growth plans and our ability to obtain additional financing. We currently expect to fund our longer-term requirements through a combination of cash generated from operations, available cash resources and, as appropriate, additional debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration payable in connection with the Grolife Acquisition or these longer-term requirements, and there can be no assurance that additional financing will be available when required or on acceptable terms.

Contractual Obligations and Commitments

The following table summarizes our material contractual commitments and obligations as of June 30, 2026.

	Payments Due by Period
	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	(in thousands)
Lease obligations(1)	£11,316	£855	£781	£2,114	£7,566
Borrowings(2)	1,355	527	37	121	670
Total	£12,671	£1,382	£818	£2,235	£8,236

____________

(1)      Lease obligations relate to rental of premises for our nursery centers. We lease our facilities under non-cancellable leases.

(2)      Borrowings include shareholder loans, loans from related parties and other borrowings outstanding as of June 30, 2026.

Off-Balance Sheet Arrangements

We did not have during the fiscal years presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and underlying assumptions are reviewed on an ongoing basis. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 4 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Impairment of Intangible Assets and Goodwill

Determining whether intangible assets and goodwill are impaired requires an estimate of the value in use of the cash-generating units to which goodwill has been allocated. The value-in-use calculation requires our management to estimate the future cash flows expected from the relevant cash generating unit and apply a suitable discount rate to calculate the present value. We have considered this impact on the assumptions used and have conducted sensitivity analysis on the impairment test of the relevant cash generating unit’s carrying value.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by us, liabilities incurred by us to the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree, which includes the fair value of any asset or liability that arises from a contingent consideration arrangement. Acquisition-related costs are recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their acquisition-date fair value, except for deferred tax assets or liabilities which are recognized and measured in accordance with IAS 12 Income Taxes.

When the consideration transferred by us in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value, and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.

Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss being recognized in profit or loss.

Sale-and-Leaseback Transaction

In May 2025, we sold six freehold properties (in respect of five nursery centers) to a third party and immediately entered into 25-year lease agreements for their continued use as nursery settings. Judgement was needed to determine whether the initial transfer of the property qualified as a sale, applying the conditions for a sale transaction set out in IFRS 15. Our management concluded that, even though we have the right of first refusal to purchase the properties from the lessor at open-market value, should the lessor decide to sell them, this was not a repurchase option that would have prevented the transfer from being treated as a sale. Judgement was also required to determine whether the consideration received represented fair value for the properties, and our management concluded that it did not. Included in the purchase price of the properties was an amount of £310,000 held in escrow, to be returned to the lessor if specified repairs are not completed within 12 months of the sale-and-leaseback contract. In May 2026 it was agreed to extend this period to 18 months. Accordingly, the proceeds used to calculate the profit on disposal were reduced by this escrow amount. In March 2026, £155,000 of this escrowed amount was released to us. The amounts released are treated as a financial liability and accounted for in accordance with IFRS 9 when the proceeds are received upon completion of the repair work. See “— Liquidity and Capital Resources — Sale-and-Leaseback Transaction.”

Quantitative and Qualitative Disclosures of Market Risks

Our financial instruments comprise cash and cash equivalents, and items such as trade payables and trade and other receivables which arise directly from our operations. The primary purpose of these financial instruments is to provide finance for our operations. Our operations expose us to a variety of financial risks, including market, credit, and liquidity risks.

Market and Credit Risk

Our credit risk is primarily attributable to our trade receivables. We have implemented policies requiring appropriate credit checks of potential customers before their children can attend our nurseries. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by our board of directors. Trade receivables are considered in default and subject to additional credit control procedures when they are more than 30 days past due. Trade receivables are only written off when there is no reasonable expectation of recovery due to the insolvency of the debtor. The carrying amount of financial assets represents the maximum credit exposure.

Interest Rate Risk

We have both interest-bearing assets and interest-bearing liabilities. Interest-bearing assets comprise cash and cash equivalents that earn interest at variable rates. Interest-bearing liabilities include Covid Bounce Back loans totaling £4,000 as of June 30, 2026, which incur interest at a fixed rate. We also have fixed-rate loans from a related party and another lender, of which the aggregate amount outstanding was approximately £258,000 as of June 30, 2026. These loans are unsecured and repayable at maturity. We have not entered into any derivative transactions since our inception. We also received £155,000 from the sale and leaseback escrow account. This is fixed-rate borrowing and is secured by the leasehold properties and is repaid over the term of the lease.

Liquidity Risk

We monitor our working capital levels to ensure we can meet our debt repayments as they fall due.

Recent Accounting Pronouncements

Several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB or IFRIC. None of these standards or amendments to existing standards have been adopted early by us, and no interpretations have been issued that are applicable and need to be taken into consideration by us. We anticipate that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods commencing on or after January 1, 2027. While IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:

•        two new subtotals defined in the statement of profit or loss, namely:

•        operating profit, and

•        profit or loss before financing and income taxes;

•        the classification of all income and expenses within the statement of profit or loss in one of five categories;

•        a new requirement to disclose performance measures defined by management; and

•        an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

In addition, there is a requirement to use the operating profit sub-total as the starting point for the statement of cash flows when preparing it using the indirect method as set out in IAS 7 Statement of Cash Flows.

Our management has begun to assess the impact of adopting the new standard and the effects that it may have on the structure of our consolidated statement of profit or loss, the statement of cash flows, and the potential additional disclosures relating to management performance measures.

BUSINESS

Overview

We are an owner, operator and manager of nursery centers in the United Kingdom, operating under nine brands. Our company is headquartered in London, England, established in 2023 through the merger of two well-known nursery groups, Bambinos and The Nursery Family. Since our incorporation and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. We have a track record of making acquisitions that we carefully and efficiently integrate into our infrastructure, supplemented by organic growth.

We provide high-quality care and education to children from three months to five years of age. We currently operate 24 nursery centers with a combined total capacity of 1,280 children at one time. Each of our nursery centers holds its own Ofsted registration and delivers services in accordance with our operational, safeguarding, and quality standards.

We also own a minority equity interest in DPS Education Limited, which operates a SEND school in Lincolnshire, England.

We are positioned as a mid-sized provider within the UK education sector, between large corporate chains and small independent providers. We combine the strengths of a national provider, including shared centralized support services covering quality assurance and curriculum oversight, HR and recruitment support, safeguarding and compliance monitoring, marketing and occupancy management, finance and payroll, and operational planning, with the personal, community-focused culture of a small independent nursery. This hybrid model allows us to deliver high professional standards and scalability, without compromising the local authenticity and family-level trust that underpin parent choices for early years education.

Our leadership approach is hands-on and present, enabling us to maintain a consistent quality culture while respecting the individual character of each nursery center. We maintain strong respect for the individual identity, history, and best practices of each center, recognizing that community identity and trust are critical in the UK early years education market. Our motto, “Because We Care,” reflects both our commitment to care and our broader belief in creating nurturing environments for children to grow.

While our core business currently focuses on early childhood education, as part of our growth strategy we intend to expand into areas such as specialist education and online tutoring for young people. We seek to foster the holistic development of children by providing a diverse range of high-quality educational services, and our vision is to create a leading integrated education group and recognized education brand.

Our company is incorporated under the laws of England and Wales. We operate through eight subsidiaries, seven of which are wholly-owned and one of which is 80% owned. We have also recently established a 95%-owned subsidiary in Australia which has no operations as of the date of this prospectus.

Our History

Our company was incorporated on May 9, 2023. On September 29, 2023, we acquired Bambinos by way of a share-for-share exchange, and on that date we commenced trading. On September 30, 2023, we acquired The Nursery Family from Asa Education.

Bambinos was founded in Plymouth in 1994, opening its first nursery (Ofsted registered on March 3, 1995). The Bambinos group added three nursery centers between 2005 and 2007. The Nursery Family traces its origins back to 1987, when it operated under the name Headstart. In 2002, its name was changed to A Step Ahead Ltd., and between 2006 and 2015 it grew into a group of six centers. In 2018, Jiayi International acquired Bambinos. In 2020, A Step Ahead Ltd was acquired by Asa Education, which was at the time beneficially owned by Yang Meng and Dongyu (Patrick) Lou, which led a rebrand of the company to The Nursery Family and a capital investment program. The Nursery Family grew to nine nursery centers before being acquired by our company in 2023.

Since our company’s incorporation and acquisition of Bambinos and The Nursery Family, we have achieved rapid growth both through strategic acquisitions and organically. The following are our key historical milestones:

•        In November 2023, we acquired MKM Childcare Limited (Little Explorers Day Nurseries), a group of three nursery centers based in Burgess Hill and Crawley, West Sussex.

•        On December 20, 2023, we completed a £2.0 million equity private placement, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity. This transaction supported the acceleration of our general growth.

•        In December 2023, we acquired Frogmore Montessori Nursery, our first Montessori nursery, based in Plymouth, Devon, bringing our total number of nursery centers across Southeast and Southwest England to 17 by the end of 2023.

•        In January 2024, we acquired a minority ownership interest in DPS Education Limited (“DPS”), a specialist educational needs and disabilities (SEND) group, supporting the launch of its first school in September 2024.

•        In February 2024, we acquired Muddy Boots Day Nurseries, a group of three nursery centers based in Exeter, Devon.

•        In April 2024, we acquired Stepping Stones Day Nursery and Pre-School, located in Okehampton, Devon.

•        In May 2024, we acquired Home from Home Day Nursery, located in Hove, East Sussex. In September 2024, we renamed this center Home by the Sea Day Nursery and Pre-School.

•        In October 2024, we acquired Rocking Horse Nursery, located in Godalming, Surrey.

•        In November 2025, we established an 80%-owned joint venture Belong Education Ltd., to serve as an investment platform for our expansion into the provision of special educational needs and disabilities (SEND) schools. Belong Education is 20% owned by Xuhui Ren, who serves as its CEO. As from April 14, 2026, Belong Education is accounted for as our subsidiary.

•        On December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., a nursery group with three centers in Cornwall, England.

•        On January 17, 2026, our 80%-owned subsidiary Belong Education signed a term sheet for the proposed acquisition by Belong Education of Grolife, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. The EdStart Schools group was founded in Manchester, England, in 2010.

•        On January 22, 2026, we raised £0.76 million (including cash consideration of £0.48 million) through a placing of Class A ordinary shares to Jiayi International, Homaster Co., Ltd and SW Home Investment Ltd.

•        On September 7, 2026, we opened the West Green Day Nursery and Preschool (now operating under the Little Explorers brand) in Crawley, West Sussex.

Recent Developments

In accordance with our growth strategy, on January 17, 2026, our 80%-owned subsidiary Belong Education Ltd. signed a term sheet for its proposed acquisition of Grolife Limited, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries. We currently intend to use approximately £6.2 million of the net proceeds from this offering to fund the consideration payable upon completion of the Grolife Acquisition, with the balance expected to be payable on a deferred basis following completion. The Grolife Acquisition remains subject to the negotiation and execution of definitive acquisition documentation and the satisfaction or waiver of the conditions to completion thereunder. The parties currently expect to execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. Accordingly, there can be no assurance that the Grolife Acquisition will be completed on the currently contemplated terms or at all. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife” and “Use of Proceeds.” The Grolife Acquisition, if consummated, will mark our entry into the specialist education sector in the United Kingdom.

In accordance with our growth strategy, on December 19, 2025, we signed a term sheet for the proposed acquisition of Bright Eyes Childcare Ltd., a nursery group with three centers in Cornwall, England. If consummated, the Bright Eyes Acquisition will add aggregate registered capacity of 170 places to our nursery business and increase our number of nurseries to 27.

Corporate Structure

The diagram below depicts our corporate structure as of the date of this prospectus.

Industry Overview

This prospectus contains information derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, containing information regarding our industry and market position and opportunities. Frost & Sullivan prepared such report based on various government and industry publications, interviews with industry participants and experts and other publicly available sources. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. The industries in which we operate currently or intend to operate in the future are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

UK Nursery Industry

Overview

Our principal market is the UK nursery industry. “Nursery” specifically refers to an integrated service combining childcare and education for preschool children aged 0 to 5. Beyond meeting children’s daily care needs, such services attach great importance to systematically promoting the all-around development of children’s social, language and motor skills through diverse approaches including play-based interaction and basic cognitive guidance, with one of their core goals being to help children make adequate preparations for primary school enrollment.

Current Market Structure of Nursery Industry in England

The nursery industry in England mainly comprises the following four types of service models:

•        childminders, who are people who look after children for payment or reward, of which there were approximately 25,000 providers in England as of August 31, 2025;

•        childcare on non-domestic premises, which are nurseries, pre-schools, holiday clubs and other group settings, of which there were approximately 27,500 providers in England as of August 31, 2025;

•        home childcarers, who are individuals who care for children wholly or mainly in the child’s own home, such as nannies, of which there were approximately 7,230 providers in England as of August 31, 2025; and

•        childcare on domestic premises, which are providers where five or more people look after children together in a home that is not the child’s, of which there were approximately 210 providers in England as of August 31, 2025.

The nursery industry in England is highly fragmented.

UK Nursery Industry Market Size and Growth

As of the end of 2025, the market size of the UK nursery industry was approximately $7.1 billion, with a compounded annual growth rate (“CAGR”) of 10% from 2021 to 2025. The UK nursery industry is projected to grow steadily in the future. It is expected to reach $9.6 billion by the end of 2030 (with a CAGR of 6.2% from 2025 to 2030) and $12.7 billion by 2035 (with a CAGR of 5.8% from 2030 to 2035).

Market Trends and Dynamics

We believe the market opportunity for scaled, quality nursery providers in the UK will continue to grow due to the following trends and market dynamics.

•        “Free Childcare for Working Parents” Policy.    The UK government has been implementing a free 30 hours of childcare per week for 3-4 year-olds since 2017, and in 2024, the policy extended to include children aged 9 months and older, making the UK one of the few countries globally to provide such extensive and inclusive childcare. This policy has not only significantly reduced childcare costs for low- and middle-income families but has also directly driven up demand for registered childcare settings. Since subsidies are only available to compliant institutions, many informal caregivers have been pushed out of the market, prompting the industry towards professionalization and large-scale integration.

•        Ofsted Quality Rating System.    Ofsted imposes a mandatory quality rating system on all early education providers, influencing parental decisions. A reform of the assessment system began in 2025, restructuring the accountability framework for early education institutions. The new system replaces the previous single “overall rating” with a five-level grading system that covers dimensions such as educational quality, personal development, and leadership management. It also emphasizes support for vulnerable groups and children with special educational needs. Starting from the autumn of 2025, all registered early education institutions undergo graded inspections, and those with poor performance will be subject to regular monitoring. This policy aims to increase the transparency of assessments, reduce the pressure on institutions caused by a single rating, and encourage schools to take timely action to improve educational quality. It will also enhance parents’ ability to make informed school choices based on multidimensional information, driving the UK’s early education market toward a fairer, more professional, and child-centered direction.

Market Opportunity

•        Industry Consolidation.    The UK nursery market remains highly fragmented, with independently operated small nurseries coexisting with large chain institutions. As regulatory standards become increasingly stringent, some small institutions face operational pressures, and many owners have begun planning exit strategies, leading to an increase in available acquisition targets in the market. Leading institutions can quickly integrate high-quality venue, teaching talent, and brand resources through strategic acquisitions, expand market coverage, consolidate regional leading positions, and the industry concentration is expected to continue rising.

•        Expansion of Free Education Benefits.    The UK government continues to expand the coverage of free early education benefits, gradually extending the free education duration for children of different age groups. It also provides additional support for children with special needs and those from disadvantaged families through special funds, with government investment tilting towards the nursery sector. Parental demand for high-quality and compliant early education services has risen accordingly, but the current market lacks sufficient supply of high-standard, regulation-compliant early education institutions, creating a distinct supply-demand gap. This presents an excellent opportunity for institutions with high-quality operational capabilities to enter the market.

International Nursery Markets

Part of our long-term growth strategy includes international expansion, with a current focus on Australia. Frost & Sullivan estimates that, as of the end of 2025, the market size of the global nursery industry was approximately $188.7 billion, with a CAGR of 8.2% from 2021 to 2025. Frost & Sullivan projects that the global nursery industry will reach $231.5 billion by the end of 2030 (with a CAGR of 4.2% from 2025 to 2030) and $277.3 billion by 2035 (with a CAGR of 3.7% from 2030 to 2035). Frost & Sullivan estimates that, as of the end of 2025, the market size of the nursery industry in Australia was approximately $3.7 billion, with a CAGR of 11.7% from 2021 to 2025. Frost & Sullivan projects that the size of Australia nursery industry will grow to $5.1 billion by the end of 2030 (with a CAGR of 6.4% from 2025 to 2030) and to $6.8 billion by 2035 (with a CAGR of 6.1% from 2030 to 2035).

UK Specialist Education Industry

In accordance with our growth strategy, on January 17, 2026, our 80%-owned subsidiary Belong Education signed a term sheet for the proposed acquisition by Belong Education of Grolife, a holding company owning a group of eight specialist education schools in the United Kingdom operating under the EdStart Schools brand, together with its subsidiaries, and part of our growth strategy includes expanding our operations in the specialist education sector, including in the areas of special educational needs and disabilities (SEND) and alternative provision (AP), in the United Kingdom. The consummation of the Grolife Acquisition remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife.” The Grolife Acquisition, if consummated, will mark our entry into the specialist education sector in the United Kingdom.

The specialist education market constitutes a distinct and vital component of the broader education industry, encompassing a spectrum of educational services, institutions, and interventions specifically designed for learners whose needs cannot be fully or appropriately met within a standard mainstream educational environment. Its core purpose is to deliver tailored, high-quality education and support that addresses specific learning barriers, leverages unique abilities, or responds to exceptional personal circumstances, thereby ensuring equitable access to learning and positive life outcomes for all individuals. Such market is fundamentally characterized by specialized pedagogy, tailored learning environments and multi-agency collaboration.

The specialist education market in the UK can be classified into the following three main and interrelated sub-segments:

•        Special educational needs and disabilities (SEND).    The primary drivers of the need for SEND services for children and young people aged 0-25 are learning difficulties or disabilities that create a significant barrier to learning compared to peers. SEND services in the UK are subject to regulation by the Children and Families Act 2014 and the SEND Code of Practice. The SEND market in the UK serves children and young people aged 0-25. SEND schools in the UK include mainstream schools with specialist units/resourced provisions, special schools (maintained, academy and independent) and specialist post-age-16 institutions.

•        Alternative provision (AP).    The primary drivers of the need for AP services for children and young people aged 5-18 are the inability to access mainstream school due to exclusion, behavioral challenges, medical/mental health needs or risk factors. AP services in the UK are subject to regulation by the SEND and Alternative Provision Improvement Plan 2023 and legal duties of local authorities under existing legislation including the Children and Families Act 2014. AP schools in the UK include pupil referral units (PRUs), AP academies, hospital schools and independent AP providers.

•        Other specialist education areas.    The primary drivers of the need for other special education services for children and young people aged 11-18 are specific aptitudes, talents, or life circumstances that require a highly specialized or non-standard educational pathway. Other specialist education schools in the UK include: selective grammar schools (for high academic ability); specialist music, dance, or sports colleges; education within secure children’s homes (youth justice); and support services for young carers.

The foregoing classification is based on the primary driving factor of need, which encompasses various aspects such as the specific educational requirements of different student groups. Moreover, it also takes into account the corresponding legal and funding frameworks, which play a crucial role in regulating and governing the provision of specialist education services in the UK.

The SEND and Alternative Provision Improvement Plan 2023 is the UK government’s strategic document for reforming the SEND and AP systems. The plan summarizes feedback from the 2022 SEND Green Paper consultation and outlines corresponding improvement actions. The plan commits to establishing national standards for SEND support, strengthening the capacity of mainstream schools to deliver specialist provision, and providing high-quality AP pathways for students unable to remain in mainstream settings. At the same time, the government will pilot new funding and accountability mechanisms, while reinforcing oversight of local authorities’ SEND responsibilities, including a new joint inspection regime by Ofsted and the Care Quality Commission (CQC).

UK local government authorities play a critical role in the SEND and AP sectors, being the commissioning and funding gatekeepers. These local authorities hold the budgets earmarked for SEND and AP placements but also are responsible for ensuring that these funds are used appropriately and effectively. Moreover, they maintain approved provider lists, which helps in streamlining the process of choosing high-quality service providers. They conduct audits of eligibility and attendance records to ensure fairness and compliance. Additionally, they work together closely with providers to oversee the provision of SEND support.

Frost & Sullivan estimates that the market size of the UK specialist education sector was approximately $20.5 billion in 2025, with growth at a CAGR of 5.7% from 2021 to 2025. Frost & Sullivan projects that the UK specialist education sector will grow at a CAGR of 6.3% from 2025 to 2030 and a CAGR of 7.1% from 2030 to 2035. Frost & Sullivan estimates that the market size of the UK SEND sector was approximately $17.1 billion in 2025, with growth at a CAGR of 4.8% from 2021 to 2025. Frost & Sullivan projects that the UK SEND sector will grow at a CAGR of 5.4% from 2025 to 2030 and a CAGR of 6.2% from 2030 to 2035. Frost & Sullivan estimates that the market size of the UK AP sector was approximately $2.1 billion in 2025, with growth at a CAGR of 11.3% from 2021 to 2025. Frost & Sullivan projects that the UK AP sector will grow at a CAGR of 10.5% from 2025 to 2030 and a CAGR of 10.7% from 2030 to 2035.

According to the UK National Audit Office, as of January 2024, approximately 1.9 million children and young people aged 0 to 25 in England, representing approximately 11% of that age group, were identified as having special educational needs, requiring support beyond mainstream provision. Moreover, Department for Education statistics indicate that 18.8% of pupils in the nursery phase, and 83.4% of pupils in state-funded AP schools, received either an Educational and Health Care Plan (“EHCP”) or special educational needs support in England during the 2024-2025 academic year, and that the number of pupils with an EHCP has doubled since 2016. EHCPs specify the needs, required provision, and preferred pathways of an individual child or young person with identified special educational needs and disabilities (SEND). These figures reflect that the prevalence of additional needs is increasing in the UK, partly due to better diagnosis, greater awareness, and evolving definitions of support.

The UK Autumn Budget 2025, announced on November 26, 2025, confirmed continued government investment in the SEND sector and measures designed to provide longer-term financial stability for local authorities in this area. However, the UK Office for Budget Responsibility highlighted rapidly increasing SEND costs as a major fiscal pressure for the national government, which provides the funding to local authorities via grants. In addition, the UK Government’s 2026 SEND White Paper proposed further reforms to funding, accountability and delivery frameworks across the sector. These developments give rise to risks and uncertainties regarding future funding sustainability, potential budget reallocations and the pace and impact of ongoing reforms in this area.

Global Specialist Education Industry

Frost & Sullivan estimates that in 2025 the market size of the global specialist education industry was approximately $168.5 billion, with growth at a CAGR of 4.2% from 2021 to 2025. Frost & Sullivan projects that the global specialist education sector will grow at a CAGR of 4.6% from 2025 to 2030 and at a CAGR of 5.6% from 2030 to 2035. Frost & Sullivan estimates that in 2025 the market size of the global SEND industry was approximately $149.3 billion, with growth at a CAGR of 3.8% from 2021 to 2025. Frost & Sullivan projects that the global SEND sector will grow at a CAGR of 4.1% from 2025 to 2030 and at a CAGR of 4.9% from 2030 to 2035. Frost & Sullivan estimates that in 2025 the market size of the global AP industry was approximately $13 billion, with growth at a CAGR of 7.1% from 2021 to 2025. Frost & Sullivan projects that the global AP sector will grow at a CAGR of 7.7% from 2025 to 2030 and at a CAGR of 8.9% from 2030 to 2035.

UK Online Tutoring Industry

Part of our growth strategy includes expanding our business into the online tutoring sector in the UK to broaden our service offering and reach more learners. UK online tutoring is an internet-based real-time educational service targeting students aged 5-18. It is delivered by qualified UK-based teachers or experienced tutors via online tools such as video calls and interactive whiteboards, offering three main formats: one-on-one tutoring, small-group classes with up to 5-6 students, and large-group classes with more than six students. Aligned with the UK National Curriculum and exam requirements including General Certificates of Secondary Education (GCSE), A-Level, etc., it covers subjects such as mathematics, English, and science, as well as meeting needs like private school application preparation, academic reinforcement, and difficult concept clarification. Service providers include government-accredited platforms, registered institutions, and independent tutors. Combining time flexibility and measurable learning outcomes, it helps students enhance their academic performance through personalized teaching plans, post-lesson feedback reports, and progress tracking.

In recent years, the UK online tutoring sector has been growing steadily. This growth is primarily driven by rising parental demand for high-quality, convenient learning options, increased digital literacy, and sustained investment in education technology (“EdTech”) infrastructure. Post-pandemic, hybrid and fully digital early learning models have gained broader acceptance, with many providers integrating real-time progress tracking, gamified learning, and parent engagement tools to enhance outcomes and user experience.

Frost & Sullivan estimates that in 2025 the market size of the UK online tutoring sector was approximately $3.4 billion, with growth at a CAGR of 11.7% from 2021 to 2025. Frost & Sullivan projects that the UK online tutoring sector will grow at CAGR of 10.3% from 2025 to 2030 and at a CAGR of 9.8% from 2030 to 2035. The market size of online tutoring in the UK refers to the total revenue generated for students aged 5 to 18. The key parameters used to assess this market size include the number of students aged 5 to 18 (based on data from the UK Department for Education), the percentage of these students participating in online tutoring, the proportion of participating students who are willing to pay for such services, and the average hourly rate charged for online tutoring.

Global Online Tutoring Industry

The global online tutoring industry refers to a digital educational service that transcends geographical boundaries, targeting learners aged 5 to 18. It connects qualified tutors worldwide through online tools such as video conferencing, interactive whiteboards and instant messaging, providing personalized academic support in the form of synchronous real-time teaching or asynchronous delayed guidance. Its core scope covers diverse needs including subject tutoring, language learning, standardized test preparation, academic reinforcement and difficult concept clarification. The service models include one-on-one tutoring, group sessions and AI-powered intelligent tutoring systems. Participants in this field consist of educational technology enterprises, professional tutoring institutions, independent tutors and online platforms. Leveraging its core advantages of time flexibility, resource accessibility and targeted teaching, it creates convenient and efficient supplementary educational solutions for learners in different regions with varied needs. Frost & Sullivan estimates that in 2025 the market size of the global online tutoring industry was approximately $246.9 billion, with growth at a CAGR of 8.1% from 2021 to 2025. Frost & Sullivan projects that the global online tutoring market will grow at a CAGR of 12.4% from 2025 to 2030 and at a CAGR of 11.2% from 2030 to 2035.

Our Competitive Strengths

We believe the following strengths are central to our business model and our market position:

Commitment to Quality Education and Care

Since our founding, quality education and care have been at the heart of everything we do. We believe we have built a reputation as one of the leaders in early years education in the United Kingdom and believe delivering a high-quality educational experience in safe, nurturing and engaging environments creates real value for children, families and the communities we serve. Our clear operational standards ensure consistent quality across all of our locations, ensuring that each of our centers or schools delivers high-quality care while preserving the unique identity of valuable brands. The quality of our education and care is rooted in the quality, consistency, and dedication of our people. We have built a culture that cares for and develops not only our children but also our staff, resulting in high engagement and a stable learning environment across our nurseries.

Our nurseries are designed to meet rigorous accreditation and rating standards established by Ofsted. In our nurseries, our standardized, play-based curriculum, aligned with the UK Early Years Foundation Stage (EYFS) framework, promotes multilingualism, motor skills, social development, physical growth, and emotional wellbeing, delivering holistic learning outcomes.

As of the date of this prospectus, 18 of our 24 nursery centers had been inspected under Ofsted’s previous inspection framework and were rated either “Good” or “Outstanding”. Four have been inspected under the new Ofsted framework and have achieved an “Expected Standard” or above across the evaluation areas. Of the remaining two nursery centers, one is awaiting its first inspection since being acquired in 2024, while West Green Day Nursery and Preschool, which was opened by us in September 2026, is awaiting its first inspection. We have consistently achieved positive satisfaction ratings among respondents in our nursery center parent satisfaction surveys, which is a testament to our ability to deliver on our commitment to quality.

Local Brand Identity and Community Trust

Unlike many large nursery chains that often rebrand acquired nurseries, we typically retain the local brands and identities of acquired nurseries and invest in the existing brand and culture of each center. In the UK, nursery brands are often part of the fabric of their communities. We operate under nine nursery brands in the United Kingdom.

Certain of our nurseries have as much as 30 years of history over which time they have built trust in their local communities. We recognize that, in the UK, a nursery’s name often holds deep meaning within its local community. We have retained the original brands of 20 of the 23 nursery centers we have acquired. This approach preserves long-standing family and community trust, provides continuity for children, staff and parents and builds on established good practices at the center level. This approach has also supported consistent growth in enquiries and enrolments. If the Grolife Acquisition is consummated, we intend to retain the EdStart Schools brand for the acquired specialist education schools.

Stakeholder engagement is a core focus for us. We seek to establish and maintain strong community trust and continuity for families, and we have established meaningful partnerships with local community organizations to create a positive impact within the communities we serve. These efforts reflect our dedication to fostering collaboration and ensuring that stakeholder needs and expectations are consistently met. We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, such as charity fundraising and awareness events to support local causes, partnerships with local schools and community groups to ease transitions for children, and environmental projects such as community gardening days and recycling drives.

Centralized Operational Support and Resources

While maintaining a strong respect for the individual identity, history, and best practices of each nursery center and the personal touch of a small independent nursery, we support our nurseries and schools with the professionalism and centralized infrastructure of a scaled operator. Through our Support Team, we offer centralized operational support and resources including: quality assurance and curriculum oversight; human resources and recruitment support; training; safeguarding and compliance monitoring; marketing and occupancy management; finance and payroll; and operational planning. For our nursery centers, our Support Team also ensures stringent adherence to the EYFS framework, including safeguarding, staff qualifications, and child-to-staff ratios. We implement real-time risk assessments, rigorous hygiene standards, secure premises, and accident prevention measures. Our Support Team ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling the managers of our nurseries to focus on what matters most: the quality of care and education. Our leadership and Support Team are hands-on, responsive, and deeply involved in the day-to-day success of each center or school. The reliability of a group makes us an attractive option for families.

Experienced and Committed Leadership Team

Our board of directors and management team have extensive experience in the early childhood education and the broader education sector. Led by the Chair of our board, Xiaobing Wang, and our CEO, Chenyan Xu, our leadership team brings expertise in early childhood education, EdTech, and international education investment. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He is also a significant shareholder in Jiayi Education Holdings Limited (“Jiayi Education Holdings”), an education group with operations in China, which, through its indirect ownership of Aurevia Education, owns 52.4% of our ordinary shares (prior to this offering). Dr. Xu’s work has consistently centered on education and child development, with experience spanning academic research, higher education, EdTech, and education investment throughout his academic and professional career. The diverse professional backgrounds and deep operational expertise of our leadership team underpin our ability to maintain consistent quality and implement best practices across our centers. With a track record of acquisitions, our leadership team drives strategic growth and operational excellence. The strength of our leadership team enables us to take a systematic and strategic approach to quality, encompassing curriculum design, staff training, and internal supervision, reflecting our deep-rooted commitment to education as a long-term, transformative mission.

Government Funding and Diversified Revenue Sources

Our revenues are generated from both government-funded places and privately funded places. A significant amount of our revenue is attributable to such UK government assistance. In the fiscal year ended June 30, 2025, approximately 49.2% of our revenue was attributable to such assistance. Largely due to the UK government’s expansion of free childcare which was rolled out in 2024 and 2025, the percentage of our revenue attributable to UK government assistance increased to approximately 64% in the fiscal year ended June 30, 2026. For specialist education schools, all revenue is derived from government-funded places. As a result, if the Grolife Acquisition is consummated the proportion of our revenue generated from government-funded places will increase. The funding support for our business provided by the UK government reduces our exposure to local economic conditions and private demand. For our nursery centers, we are well-positioned to benefit from the 2025 rollout in the UK of 30 government-funded childcare hours per week for children from nine months to school age, which is expected to increase demand by hundreds of thousands of places in the sector, favoring scalable nursery center operators like us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance and the Comparability of Our Financial Results — UK Government Funding of Early Years Education.” In addition, our income is broadly distributed across all of our centers and regions, and no individual family or customer group accounts for a material share of our total revenue. This diversification in our revenue sources reduces our reliance on any single revenue stream and supports financial stability and resilience against fluctuations in either public funding or private demand.

Acquisition Track Record

We have a track record of acquiring businesses at attractive valuations and successfully integrating them. Since our incorporation in May 2023 and our combination with Bambinos and acquisition of The Nursery Family, we have completed six acquisitions (comprising a total of 10 nursery centers) in the United Kingdom. In the fiscal year ended June 30, 2025, we generated £11.1 million of revenue, or 77.4% of our total revenue in the fiscal year ended June 30, 2025, from nursery centers that were acquired in the fiscal year ended June 30, 2024 as well as one acquired in October 2024. We have an established acquisition team to pursue potential targets using a proven framework to evaluate potential transactions effectively with the goal of maximizing our return on investment while minimizing risk. We have developed a robust quality assurance framework, curriculum model, and support infrastructure, and we have gained valuable experience in acquisition integration. Our ability to integrate newly-acquired nurseries efficiently ensures that our quality standards remain high across all locations. Our acquisition strategy is also focused on diversifying our educational service offering, as demonstrated through the proposed Grolife Acquisition. We continue to monitor other acquisition opportunities while consolidating and integrating our completed acquisitions.

Our Growth Strategy

We seek to continue our growth trajectory by executing the following strategies:

•        continued expansion of our nursery footprint in the United Kingdom both through acquisitions and establishing and developing new nurseries;

•        extending our business by adding higher-margin adjacent offerings; and

•        in the longer term, expanding internationally, with an initial focus on Australia and a consideration of the North American market.

Our growth will be driven by scaling our existing core early years education provision, extending our business into complementary educational sectors, and enhancing our digital and operational infrastructure. Our intended use of the IPO proceeds is directly aligned with our growth strategy, with funds to be allocated in order to accelerate growth, strengthen operational efficiency, and create long-term value.

Continue to Expand Our Nursery Offering in the United Kingdom

We seek to increase our nursery enrollment through acquisitions and organic growth in the UK and through increasing capacity and occupancy levels at our existing centers. We believe we are well-positioned to scale further and deliver greater access to our high-quality provision for more families and communities, improved operational efficiency and margin through economies of scale including shared systems and centralized functions, and enhanced shareholder value through accelerated growth. We plan to allocate a portion of the proceeds of the IPO toward the continued acquisition of high-quality nursery operators in the United Kingdom as well as to support organic growth.

Opportunistically Pursue Nursery Acquisitions

We have a track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within our market. We will continue to seek attractive opportunities for acquisitions that enhance our strategic positioning and increase our scale.

Our strategic criteria for acquisitions include nurseries that enhance our competitive positioning, complement our geographic footprint and have a strong cultural fit and compliance culture. We seek to acquire brands that have been built on years of hard work and best practice from previous owners. Our experience has indicated that many of the smaller individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Increasing costs and regulatory complexity drive small provider exits, creating acquisition opportunities for well-capitalized groups like us. We also pay attention to opportunities presented in connection with owner retirements.

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven education groups, is our respect for local brands and community ties. We seek to preserve and enhance the tangible heritage of every center by resolutely focusing on the quality of their services. While our growth is driven by strategic acquisitions, we typically choose not to rebrand centers post-acquisition. We have retained the original brands of 20 of the 23 nursery centers we have acquired, with minor adjustments to reflect affiliation with iStep. See “Business — Integration of Acquisitions.” This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group.

We maintain a robust pipeline of potential targets to support our inorganic growth trajectory. Since our inception, we have worked with agents specializing in the education sector who help us identify potential opportunities. We employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with our existing nurseries, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new addition, our acquisition and integration team, including our senior management, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

Organic Growth by Adding Nursery Centers

In addition to acquisitions, organic growth is a key pillar of our expansion strategy. We have initiated a strategy aimed at establishing new greenfield and brownfield nurseries in locations that bridge our existing regional hubs. This approach will allow us to strengthen our regional clusters, ensure operational support consistency, and maintain uniform brand standards and educational quality. This strategy follows a disciplined and data-driven model commonly adopted by leading operators in the early years education sector. This involves identifying high-potential catchment areas within commuting distance of our existing regional hubs, securing suitable premises (either through acquisition, long-term lease, or development partnerships), and applying our standardized design, curriculum, and operational frameworks to ensure rapid ramp-up and consistent quality delivery. In line with this strategy, we are actively monitoring local market opportunities. For example, we regularly review new housing developments that include designated childcare facilities, and we have begun to participate in competitive tenders for such sites.

In accordance with our growth strategy, on July 1 and July 15, 2026, we were selected as the successful bidder in tender processes with Devon County Council and West Sussex County Council, respectively, to establish and operate two new nurseries at existing premises made available for nursery use by the relevant local authority or school. The Devon nursery will operate from the Former Hatherleigh Children’s Center, an existing children’s center premises that we will use for a new nursery operation, and the West Sussex nursery operates from existing premises at West Green Primary School that have been refurbished for use as a day nursery. These opportunities allow us to expand our footprint organically by establishing new nursery operations in response to local childcare needs, rather than through the acquisition of existing nursery businesses or the construction of new nursery facilities. We opened the West Green Day Nursery and Preschool in September 2026 with a capacity of 27 places and expect to open the Former Hatherleigh Children’s Center nursery in January 2027 with an estimated capacity of 32 places.

Increasing Capacity and Occupancy Levels

We continuously assess opportunities to grow our revenue and improve our operational efficiency within our existing portfolio of nurseries through capacity enhancement, improved utilization of existing spaces and strategic geographic expansion. With regard to our existing nursery centers, our growth strategy primarily consists of re-planning the current space and use, extending sites to increase the effective square footage of the centers and improving occupancy levels. We conduct regular site assessments to evaluate whether additional childcare capacity can be created within our current settings, based on the physical characteristics of each property and Ofsted’s space requirements. In addition to physical reconfiguration, we aim to implement a range of initiatives to drive higher occupancy and sustain long-term demand. For our nursery centers these include targeted marketing and community engagement to attract new families, ongoing refurbishment and facility enhancements such as outdoor play areas and gardens to improve the learning environment, continuous staff development programs to maintain high childcare quality and compliance with EYFS standards, and strengthened parent communication through regular feedback, events, and digital tools to foster trust and retention. If the Grolife Acquisition is consummated, we intend to increase occupancy at Grolife’s specialist education schools by building operational links between those schools and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. By integrating specialist education into our existing education model, we believe we can provide a comprehensive, inclusive educational experience for a wider range of children.

Addition of Adjacent Offerings

As part of our growth strategy, we intend to make acquisitions and/or strategic investments in complementary sectors, in particular specialist education and online tutoring, while continuing to expand our nursery operations. The proposed Grolife Acquisition is illustrative of this strategy. By extending our business into complementary sectors, we aim to ultimately provide parents and children with a one-stop shop for educational services, expanding our client base and serving our clients for longer periods of time, including post-nursery years and teenage years. In addition, adjacent areas generate economies of scale due to our centralized support function as our business grows and they may generate higher margins. With the cross-sector experience of our management and shareholders and our established quality systems, we are confident in our ability to enter new markets with strong early traction, leverage existing capabilities across service lines and build a more diversified and resilient revenue base.

We seek to foster holistic development, by offering high-quality early years education, specialist education, and online tutoring tailored to individual needs, fostering academic, emotional, and social growth and creating a fully integrated educational ecosystem. Our goal is to build a comprehensive education service system that spans from early childhood to adolescence, with diversified revenue streams. By leveraging digital platforms such as online tutoring, we seek to reach learners beyond our physical footprint. The proceeds of this IPO will enable us to accelerate this expansion, supporting due diligence, staffing, licensing, and setup for these new initiatives.

In the specialist education area, we intend to build on our minority equity investment in DPS Education Limited to integrate specialist education pathways into our business, including by acquisitions of or further strategic equity investments in specialist education businesses, such as the proposed Grolife Acquisition. We intend to develop our presence in the specialist education area by building operational links between specialist education schools that we acquire and our nursery centers, allowing earlier identification, better transition pathways, and shared expertise in supporting children with additional needs. The increasing prevalence of specialist education schools offers an opportunity for us to expand with complementary services, creating integrated learning pathways. By integrating specialist education into our existing education model, we can provide a comprehensive, inclusive educational experience for a wider range of children. In addition, specialist education schools provide an opportunity for us to increase our profit margins, as their fees are higher than nurseries and they are fully funded by the government. On November 20, 2025, we established an 80%-owned joint venture Belong Education Ltd., to serve as an investment platform for our expansion into the provision of special educational needs and disabilities (SEND) schools. Belong Education is 20% owned by Xuhui Ren, who serves as the CEO of Belong Education. As from April 14, 2026, Belong Education is accounted for as our subsidiary. See “Certain Relationships and Related Party Transactions — Belong Education Agreements with Xuhui Ren.” The Grolife Acquisition is planned to be made by Belong Education.

We plan to enter the online tutoring sector in the United Kingdom through selective investments or acquisitions on an opportunistic basis. We define online tutoring as the delivery of education services and learning support to pupils entirely through digital platforms and internet-based technologies, without the requirement for physical presence of a tutor. Increasing demand for tutoring offers an opportunity for us to expand our service offering and create integrated learning pathways. We believe that the integration of technology in education can significantly enhance learning outcomes by providing innovative tools and access to resources, supporting pedagogical goals while fostering digital literacy and critical thinking among students. Online tutoring is a high-demand area which offers higher margins than our nursery and specialist education businesses and will support increased profitability of our operations. By integrating online tutoring services into our existing education model, we believe we can provide a comprehensive, inclusive educational experience for a wider range of children. We intend to focus on 11+, GCSE, and A-Level tutoring, including both educator- and AI-led offerings, with an emphasis on Math and Science, supplemented by English, with an aim to expand online tutoring services to various subjects with the adoption of AI. We are currently evaluating long-standing, high-profitability online tutoring businesses focused on under 15-year-olds, and would consider a minority investment in or acquisition of such businesses on an opportunistic basis. Our growth strategy over the next three years in the online tutoring space is limited to highly selective opportunities. In this area, we intend to only consider investments in AI-based educational technology companies that have already demonstrated a paid revenue model. Such investments will be pursued with the objective of diversifying revenue streams and increasing margins, while creating synergies that support and enhance our existing businesses. In this area we intend to leverage the expertise and experience of our indirect shareholder Jiayi Education Holdings and the experience of certain of our board members in the online education field. Jiayi Education Holdings is an education group with operations in China, which has a track record of long-term investment and operational involvement in the EdTech sector, including investments in early-stage education businesses and supporting their growth and development. Notably, Jiayi Education Holdings has previously invested in and supported the growth of UK EdTech companies EZ Education Limited and Mathigon Limited from seed stage through to subsequent exit, providing us with relevant experience in scaling technology-enabled education platforms. See “— Our Strategic Investments.”

International Expansion

While consolidating our presence in the UK market, we are also currently assessing international expansion as a longer-term growth strategy, with an initial focus on nursery expansion in Australia and possibly the North American market. We have identified Australia as an attractive market for our nursery expansion for several reasons, including that it shares cultural and linguistic similarities with the UK, which reduces adaptation costs and ensures alignment in educational philosophy, and that its early childhood education framework is broadly compatible with the UK’s EYFS framework, creating a smoother operational transition. In addition, Australia’s strong government support for early childhood education, through subsidies and quality standards, underpins a stable and growing demand for premium services. As an immigration-driven economy, Australia offers a diverse and internationally minded customer base, which aligns well with our brand positioning. We are conducting research on the Australian early childhood education market and developing an actionable market entry plan. This initiative is currently at the preparatory stage, with initial work focused on market research, regulatory assessment, and partnership development. In February 2026 we established a 95%-owned Australian subsidiary, iStep Learning Australia Pty Ltd, which has no operations as of the date of this prospectus.

Our Nursery Centers

We currently have 24 nursery centers operating under nine brands. Each brand has its own identity and a deep connection with its local community. Our nursery centers deliver care and education to children aged from birth to five, in line with the statutory EYFS framework in England. Our average capacity is 53.3 children per center, as compared to an average of 47.2 children per center for the UK industry as a whole (according to Frost & Sullivan). We provide strategic operational support to our centers from our Support Team. See “— Our Operations.”

We organize our business into two hubs: the East hub and the West hub. The East hub currently consists of 15 centers in Southeast England and the West hub currently consists of nine centers in Southwest England. Each nursery center has its own separate Ofsted registration. The following table sets out information on our centers as of the date of this prospectus:

Brand	Number of centers	Location(s)	Capacity (FTE)	Year established	Month/year acquired by iStep
East Hub
The Nursery Family	7	West Sussex/ Hampshire	373	2002	September 2023
Cromwell Road and Portslade Day Nurseries(1)	2	Hove/ Portslade	121	2009	September 2023
Rocking Horse Nursery(2)	1	Godalming, Surrey	60	2018	October 2024
Little Explorers(4)	4	Burgess Hill/ Crawley, West Sussex	140	2017	November 2023
Home by the Sea(3)	1	Hove	44	2002	May 2024
West Hub
Bambinos Childcare Centers	4	Plymouth, Devon	274	1995	September 2023
Frogmore Montessori(5)	1	Plymouth, Devon	55	1993	December 2023
Muddy Boots	3	Exeter, Devon	134	2018	February 2024
Stepping Stones Day Nursery and Pre-School	1	Okehampton, Devon	79	2014	April 2024

____________

(1)      Formerly Footsteps Day Nurseries. The Nursery Family Ltd acquired Footsteps Childcare Limited on June 29, 2023. We acquired The Nursery Family Ltd on September 30, 2023.

(2)      Owned by our The Nursery Family Ltd subsidiary but with a separate brand.

(3)      Formerly Home from Home Nursery.

(4)      Includes West Green Day Nursery and Preschool, which we opened in September 2026 and which is operating under the Little Explorers brand.

(5)      Owned by our Bambinos Limited subsidiary but with a separate brand.

In accordance with our growth strategy, on July 1 and July 15, 2026, we were selected as the successful bidder in tender processes with Devon County Council and West Sussex County Council, respectively, to establish and operate two new nurseries at existing premises made available for nursery use by the relevant local authority or school. The Devon nursery will operate from the Former Hatherleigh Children’s Center in Devon, an existing children’s center premises that we will use for a new nursery operation, and the West Sussex nursery operates from existing premises at West Green Primary School in West Sussex that have been refurbished for use as a day nursery. These opportunities allow us to expand our footprint organically by establishing new nursery operations in response to local childcare needs, rather than through the acquisition of existing nursery businesses or the construction of new nursery facilities. We opened the West Green Day Nursery and Preschool in September 2026 with a capacity of 27 places and expect to open the Former Hatherleigh Children’s Center nursery in January 2027 with an estimated capacity of 32 places.

Educational Excellence

The primary factors driving our educational excellence are our curricula, our commitment to third-party accreditation and our use of research-based assessment tools.

Our Nursery Curriculum

Our nursery curriculum is aligned with the Early Years Foundation Stage (EYFS) framework, which was introduced in 2008 and is currently issued by the UK Department for Education. The EYFS framework is mandatory for relevant early years providers in England and sets standards for the learning, development and care of children from birth to five years of age. The current version of the framework took effect on September 1, 2026. Our nursery curriculum provides for a standardized, play-based approach to foster holistic development for children across our nursery centers. Our pedagogy is curiosity-led and purpose-driven, underpinned by structured planning, observation, and assessment systems that promote high-quality learning outcomes.

The EYFS framework emphasizes seven key areas. These include three “prime” areas which, in turn, interconnect and enhance the remaining four areas, each helping to improve the others. The prime areas are:

•        Personal, Social and Emotional Development (early learning goals (“ELGs”) include self-regulation, managing self and building relationships);

•        Physical Development (ELGs include gross motor skills and fine motor skills); and

•        Communication and Language (ELGs include listening, attention, understanding and speaking).

The other four areas are:

•        Literacy (ELGs include comprehension, word reading and writing);

•        Mathematics (ELGs include number and numerical patterns);

•        Understanding the World (ELGs include past and present, people, culture and communities and the natural world); and

•        Expressive Arts and Design (ELGs include creating with materials and being imaginative and expressive).

While our core nursery curriculum remains consistent, adhering to the EYFS principles and aligning with the overall developmental needs of children, each of our centers tailors its curriculum to reflect the unique characteristics of its local community. For example, our non-urban centers provide expansive outdoor play areas, forest-inspired classes, green activities, and sensory experiences to foster creativity and a connection to nature, as exemplified by The Nursery Family’s innovative forest-inspired classes.

We respect that each individual is different and our nursery curriculum is focused on allowing every individual to flourish and to help each child to reach his or her full potential through continuous observation, assessment, planning, adjustment, and evaluation, ensuring our approach meets their unique developmental needs. Children start to learn about the world around them from the moment they are born. Our care and education help children to continue to do this by providing all of the children with interesting and engaging activities that are right for their age and stage of development, providing rich opportunities for children to grow, explore and realize their full potential. Our curriculum encompasses a spectrum of experiences, learning objectives and developmental goals that we aspire for each child to attain. Our philosophy encourages children to cultivate autonomy, curiosity and a sense of wonder. We aim to nurture independent critical thinkers who embark on their developmental journey with confidence and fulfilment. We find creative ways of learning, utilizing a wide range of resources to promote unlimited learning opportunities in a nurturing environment. As part of our curriculum delivery and nursery management framework, we employ the eyworks digital platform, a comprehensive system designed for early years education providers. The platform enables educators to record children’s developmental progress in alignment with the EYFS framework through real-time learning journals, observations, and photographic evidence. Parents have secure access to these updates, which facilitates transparent communication and active engagement between families and nursery centers.

If the Grolife Acquisition is consummated, we intend to embed the structured therapeutic frameworks, multi-agency collaboration models, and targeted intervention methodologies of the EdStart schools into our nursery operational and training infrastructure. Children enrolled in our nurseries will benefit directly from this expanded capability, as our nursery educators will receive specialist-informed training in early identification of developmental needs, enabling timely referrals and individualized support planning before statutory assessment pathways are required. This early intervention approach is designed to reduce developmental gaps, improve transition outcomes into primary education, and ensure that children with additional needs receive the same quality of nurturing, stimulating experience as their peers.

Accreditation

Each of our nurseries is registered with Ofsted, which oversees the UK education sector. Ofsted inspects and rates providers as “Outstanding”, “Good”, “Requires Improvement” or “Inadequate”. Ofsted is increasingly focused on curriculum intent and impact, safeguarding, inclusion and SEND provision, and staff qualifications and deployment. Nurseries and schools in the UK that are rated less than “Good” often see an immediate impact on enrolment and reputation.

Ofsted is in the process of implementing a new inspection framework for education providers which came into effect in November 2025. This new framework represents the most significant Ofsted accreditation reform in recent years, shifting away from the single line “Overall Effectiveness” judgement towards a multi-dimensional report card system. The changes are designed to improve transparency, consistency, and accountability, while placing stronger emphasis on children’s outcomes, safeguarding, and parents’ voices. Key changes to inspection outcomes under the new framework include:

•        Report card model:    The report card will include six evaluation areas (Inclusion; Curriculum and Teaching; Achievement; Behavior, Attitudes & Routines; Children’s Welfare and Wellbeing; and Leadership and Governance) and a five-point scale for each area (Exceptional, Strong Standard, Expected Standard, Needs Attention or Urgent Improvement), with safeguarding assessed separately (rated as Met or Not Met).

•        Inspection frequency:    All areas rated at “Expected Standard” or above receive a routine re-inspection every four years; areas rated “Needs Attention” are re-inspected within 12 months; and areas rated “Urgent Improvement” are re-inspected within six months.

•        Reporting style:    Reports will include a narrative commentary for each area, with contextual data (e.g. SEND and disadvantaged children). More structured and comparable reports will be provided for parents and the public.

The impacts of the new framework on education providers are expected to include: greater scrutiny of the inclusion area, SEND provision and safeguarding; increased weight being given to parent voices in inspection outcomes; variation across nurseries and schools will be more visible due to area-by-area grading; and providers will need to standardize policies, training, and self-assessment to ensure readiness.

As an education group that is committed to excellence, we proactively embrace Ofsted’s new inspection framework. In preparation, we launched a comprehensive readiness program that includes leadership workshops, manager training on safeguarding, parent engagement, and quality assurance, as well as the development of a standardized “inspection readiness pack” for our nurseries. Our internal quality audit tools have been revised to align with the new framework’s enhanced criteria, and we are conducting structured “mock inspections” to familiarize our teams with the new evaluation approach. We are continuing to expand training, share best practices across regions, and conduct ongoing internal reviews to ensure full compliance and readiness, reinforcing our strategic priority to maintain outstanding quality across our network. See “— Regulation — Licensing and Monitoring.”

As of the date of this prospectus, 18 of our 24 nursery centers had been inspected under Ofsted’s previous inspection framework and were rated either “Good” or “Outstanding”. Four have been inspected under the new Ofsted framework and have achieved an “Expected Standard” or above across the evaluation areas. Of the remaining two nursery centers, one is awaiting its first inspection since being acquired in 2024, while West Green Day Nursery and Preschool, which was opened in September 2026, is awaiting its first inspection. As of June 2026, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, reflecting consistently high levels of parental satisfaction and trust across our portfolio of centers. Overall, more than 75% of our nursery centers are rated above 9.5, demonstrating our sustained commitment to quality, care, and parent partnership.

Assessment

We are committed to ensuring that every child fulfils his or her individual potential through continuous observation, assessment, and tailored support.

All of our nurseries follow the EYFS framework and Development Matters guidance to plan, assess, and report on children’s progress across the seven areas of learning and development and the three Characteristics of Effective Teaching and Learning (playing and exploring, active learning, and creating and thinking critically). These assessments are systematically recorded and monitored through eylog, eylog is a digital assessment module within the eyworks platform. Each child has a secure online learning journal through the eylog digital assessment platform, which allows educators to record written and photographic observations aligned with the EYFS outcomes.

Children’s progress is reviewed through a structured assessment cycle including baseline assessments, which are conducted upon entry to establish each child’s starting point, and summative assessments, which are completed termly (Autumn, Spring, and Summer). Transition reports are prepared at the end of the Summer term for children moving to school or another setting, ensuring smooth information transfer and continuity of learning. Following each assessment period, parents are invited to attend consultation meetings (typically twice a year) to discuss progress and next steps. This regular engagement supports strong home-nursery partnerships and ensures early intervention where needed.

Nursery center managers use eylog’s Development Matters Tracker to identify any children “at risk of delay” or showing gaps in learning. This approach enables early identification and targeted support for children at risk of delay, continuing professional development for practitioners through reflective assessment practice and data-driven quality assurance across the group to ensure that every child’s progress is monitored and acted upon.

Our Strategic Investments

In addition to our portfolio of nursery centers, we currently have a minority ownership interest in a specialist education school, and we are planning to make investments in the online tutoring sector through selective investments on an opportunistic basis. See “— Our Growth Strategy — Addition of Adjacent Offerings.”

In January 2024, we made a minority equity investment (initially 19.99% and subsequently increased to 23.49%) in DPS Education Limited (“DPS”), which owns and operates a therapeutic (not behavioral) school, Tudor Lodge Therapeutic School (“Tudor Lodge”), in Spalding, Lincolnshire which opened in September 2024. Tudor Lodge is a SEND day school for children with complex emotional and behavioral needs, offering a nurturing, child-centered environment. Education is provided for children aged 7-16, through GCSE level. Tudor Lodge currently has capacity for 40 children. A second site of Tudor Lodge located near the main campus is currently planned to commence operations in 2027. This investment was structured by us as a pilot project, enabling us to gain deeper knowledge of the industry and assess opportunities in the SEND space. To date, we have acted only as a financial investor in this project, and our role has been limited to providing support when specifically requested by the DPS management team.

People and Engagement

The quality of our education and care rooted in the quality, consistency, and dedication of our people. Since our incorporation, we have maintained a diverse workforce to ensure operational flexibility and high-quality service delivery. We refer to our staff members who are directly engaged (either fully or as part of their role) in the education and care of children within our nursery centers, including qualified nursery practitioners, room leaders, and early years educators, as “educators.” The substantial majority of our employees are educators. Full-time employees that are not educators are generally comprised of members of our Support Team and our management team. Administrative, catering, and facilities staff are all part-time employees and are not regarded as educators.

As of June 30, 2026 we had 553 employees, which consisted of the following:

•        321 full-time employees (including 296 educators): These are staff working our standard contracted hours, holding permanent roles and receiving the full range of contractual benefits.

•        149 part-time employees (including 129 educators): These staff work fewer than 32.5 hours per week on a regular, contracted basis. They hold permanent roles and receive pay pro-rated hours.

•        83 bank staff workers (including 80 educators): These staff are engaged on an ad hoc basis, without guaranteed hours. They provide flexible cover for absences, peak demand, or specific shifts, and are paid only for the hours worked. They receive certain contractual benefits.

None of our employees are represented by labor unions, collective bargaining agreements or other similar agreements.

See “— Operations — Our Support Team — Human Resources.”

At our nurseries, we employ a highly skilled team of practitioners, including qualified early years educators, room leaders, and nursery managers, supported by trainee practitioners working through structured development pathways.

Employee Retention and Engagement

Employee retention in the education space is paramount for fostering a nurturing and stable environment for both educators and children. We are dedicated to creating a supportive culture for our staff which is driven by our shared values, expansive training and development, including competitive benefits and pay, as further outlined below. We have targeted initiatives in place to retain key talent and minimize turnover. These include providing employees with competitive pay and benefits aligning with industry standards, ongoing training and development, programs promoting staff wellbeing, as well as initiative targeting employee appreciation, team events to foster positive relationships and structured feedback and surveys on an ongoing basis and during exit processes. These measures form part of our ongoing strategy to reduce employee turnover, particularly among key employees, and to strengthen our overall talent retention.

Hiring

Our talent selection process assesses candidates for the core traits of our highest-performing educators to predict success in early learning classrooms. Hiring decisions are predominately made locally by nursery center managers, with assistance from our HR and operational support teams. Our centralized systems, tools and resources from our Support Team enable us to recruit and hire at scale and onboard new staff efficiently. We conduct enhanced DBS background checks, as well as local reference checks, for staff at all of our centers. We believe that ensuring that our new educators go through a thorough onboarding process is crucial to longer term success. We believe that a strong and supportive onboarding experience generally leads to better long-term outcomes in our centers for educators and families alike.

Training and Development

Our nursery center educators undergo continuing professional development (CPD), safeguarding refreshers, curriculum development aligned with the EYFS framework and mentoring. We are a member of the CPD Certification Service, an independent CPD accreditation organization established in 1996 that supports CPD providers in over 100 countries. As of the date of this prospectus, two of our internally developed early years training programs, covering safeguarding and behaviour management, have been independently assessed and certified by the CPD Certification Service as conforming to CPD principles. As of June 30, 2026, approximately 51% of our nursery educators (including full-time, part-time and bank staff workers) were qualified to Level 3 and above on the Regulated Qualifications Framework (the general UK system for regulation of personal qualifications) for early years education.

Educator and Staff Compensation Approach

Ensuring our employees receive competitive pay has long been at the forefront of our retention and engagement strategy, with a special focus on investing in our educators as they are at the heart of what we do every day. We recognize that competitive and fair remuneration is central to fostering employee wellbeing, reducing turnover, and supporting consistent, high-quality experiences for children and families. Our approach to pay is structured, transparent, and designed to reward both contribution and commitment. Our current initiatives in the area of educator and staff compensation include annual pay reviews, merit-based increases, tenure and loyalty recognition, role-based pay bands and additional incentives. These measures form part of our wider people strategy, ensuring that our pay structures remain competitive, fair, and aligned with the value our staff bring to children, families, and the wider organization.

Culture and Values

Our belief that we are more than just educators is core to our culture and serves as a guiding principle across all actions we take. Our educators are advocates for their children, giving them the confidence to try new things and develop socially. Our nurseries are known for their warmth, stability, and professionalism, which is regularly recognized by families. A significant proportion of new enrolments at our nurseries comes through word-of-mouth referrals and our long-standing ties to the local communities we serve.

Our motto “Because We Care” underpins our culture and values, reflecting our commitment to high standards of care, child-centered learning, and inclusive practice. It is the foundation of how we treat children, staff, and families. Our centers prioritize mental health, emotional resilience, and individual learning styles, creating supportive environments for every child. We aim to be recognized as a company that nurtures growth with integrity and empathy.

We are committed to promoting equality and diversity. Our goal is to build a culture that values meritocracy, fairness and transparency and that actively values differences. We adopt an inclusive approach to diverse cultural backgrounds, dietary needs, and specialist education provision. See “— Sustainability — Inclusion and Belonging.”

Stakeholder Engagement

Stakeholder engagement is a key focus for us. We believe education is most effective when it is rooted in trust. Each nursery in our group maintains its local identity and relationships, supported by a strong central structure, including our Support Team.

We undertake a range of initiatives to strengthen relationships with parents, employees, and local communities, and we seek to add to the life and well-being of our local communities, such as sponsoring community football teams, hosting stalls at seasonal fairs and markets, partnering with local family centers, and welcoming local residents to our open events, as well as running a variety of charity fundraising activities, such as bake sales, fun runs, and sponsored theme days, supporting both national charities and local causes. For example, at the 2024 Winter Open Day at our Lower Beeding center in West Sussex we organized a fundraising drive for a local child with disabilities, which attracted more than 100 families and received an overwhelmingly positive response from the community. In 2026, we entered into a sponsorship and collaboration arrangement with the Cambridge EdTech Society, a student-led society at the University of Cambridge focused on educational technology and innovation.

Central to our approach is a close partnership with parents. Regular parent feedback surveys are conducted to gather insights and enhance the quality of care and education we provide. In addition, we monitor our reputation in the nursery area through daynurseries.co.uk, the United Kingdom’s leading independent review platform for early years education. As of June 2026, our nursery centers achieved an average rating of 9.6 out of 10 on daynurseries.co.uk, reflecting consistently high levels of parental satisfaction and trust across our portfolio of centers.

All of our nursery centers collaborate with nearby primary schools to support smooth transitions into primary school Reception year, including joint story time sessions, school visits, and curriculum alignment discussions.

Sales and Marketing

Our sales and marketing function is focused on supporting enrolment growth and improving occupancy levels across our nurseries. Our sales and marketing strategy combines traditional marketing activities and digital presence with local community engagement and reputation-building through consistent quality and high parent satisfaction.

For our nursery centers, consistently positive Ofsted ratings and strong parent referrals remain a key driver of new enquiries and enrolment growth.

Our Support Team’s sales and marketing team uses a variety of direct marketing, sales initiatives and marketing campaigns to build on and enhance our brand and growing our footprint by raising awareness of our services. Our Support Team is significantly involved in marketing initiatives targeting new clients, and preparing and disseminating information about our offering. As part of this process, we may analyze existing levels of business to identify potential areas of growth. We use digital marketing, including targeted online advertising, and social media engagement to reach families researching childcare options.

At the local level, we conduct a range of activities that not only enhance our visibility, strengthen our local reputation, and foster trust with families, but also reinforce our role as a valued and engaged part of the community. We undertake targeted marketing and community engagement, building brand presence within local catchment areas through open days and evenings, referral schemes, and partnerships with local employers. See “— Our Competitive Strengths,” “— People and Engagement — Stakeholder Engagement” and “— Operations — Our Support Team — Marketing.”

Operations

Our operations are underpinned by our Support Team, which consolidates several core support functions for our group. Our Support Team is designed to remove from nurseries all non-core functions outside of day-to-day operations and on-site quality monitoring, with the aim of minimizing the administrative burden on local teams. This enables centers to focus their time and resources on delivering high-quality childcare and education. Our Support Team enables center and school managers to focus primarily on maintaining and improving the quality of education and care, while group-wide systems ensure consistency in operational performance, staff development, and compliance. The organizational structure enables iStep to scale efficiently while retaining the quality and identity of each nursery or school. It reflects our strategic intent to operate as a professionally managed, community-rooted education group, with a strong balance of local empowerment and central coordination.

All of our nursery centers benefit from our central support structure. If the Grolife Acquisition is consummated, we intend to integrate Grolife’s specialist education schools into our centralized support model following the completion of the Grolife Acquisition. While that process occurs, Grolife’s specialist education schools would continue to utilize their legacy support services. See “— Integration of Acquisitions.”

Our Support Team

Our Support Team handles strategic, administrative, operational and oversight functions, and it ensures each center has access to the tools, knowledge, and backup it needs to thrive, especially in an increasingly complex and regulated sector, enabling managers at our nurseries and schools to focus on what matters most: the quality of care and education. The Support Team is comprised of the following four integrated teams:

•        Quality:    Our nursery quality function is governed by our Childcare Operations Team, a collective leadership body comprising our regional directors across the East and West hubs. The Childcare Operations Team holds collective accountability for operational quality across our group. Supported by regional support managers within each of the two hubs, the Childcare Operations Team is responsible for curriculum design and implementation, training and development, quality audits, and Ofsted readiness. Regional directors and regional support managers translate group-wide quality standards into local implementation, oversee site-level performance, provide hands-on support to nurseries, monitor regulatory compliance, and report directly to our senior management.

•        Finance:    Led by our CFO, our finance team is supported by the Group Head of Finance, hub-based accounts assistants, and a dedicated payroll team. The finance team is fully centralized. Nurseries input raw operational data into the eyworks system which generates the monthly invoices that are sent to parents/carers of the children attending our centers, and all other financial processing and reporting, including payroll processing, are handled centrally by the finance team.

•        Human Resources:    Our human resources team is led by our Head of People Operations and Recruitment, supported by dedicated HR staff with clear functional separation between recruitment and compliance. This team manages advertising for employee positions, candidate pipeline, background checks, and onboarding. The human resources team oversees safeguarding, right-to-work checks, and qualification requirements tracks staff retention, provides insights into workforce risks, and supports wellbeing initiatives. The Head of People Operations and Recruitment leads HR strategy, workforce planning, and company-wide HR policies supported by an outsourced HR consultancy service provider.

•        Marketing:    Our marketing team is led by our Marketing Executive and supported by the Marketing Officer and focuses on driving occupancy growth through enrolment, branding, and reputation management. The marketing team integrates digital marketing, parent communication, and conversion analytics to ensure a consistent and effective group-wide presence. Our marketing team works closely with the Parent Liaison Officers (PLOs) at our two regional nursery hubs to enhance the parent journey from initial enquiry to enrolment at our nursery centers. Together, the marketing team and PLOs deliver an integrated and responsive approach that combines central strategy with personalized engagement, supporting our mission to grow occupancy through outstanding parent experience and community trust.

Our Support Team employees operate from different locations rather than a single physical office. The nature of the education business means that many Support Team staff regularly visit nurseries and schools in person. These visits provide both planned and ad hoc support, ensuring that nurseries receive hands-on assistance in their daily operations as well as in urgent situations.

Information Technology

Information technology (“IT”) plays a key role in our operations. Our IT function is outsourced to a managed service provider, which is a common arrangement for organizations of our size in the education sector. While this does mean that we rely on a third party for day-to-day IT support, security management, and disaster recovery, we conduct reviews of the provider’s security policies and compliance with data protection regulations (including GDPR), and retain internal oversight of key access credentials and documentation.

Within our Support Team, we increasingly utilize technology to reduce administrative workload, and optimize staffing costs in support functions. In addition, we have rolled out digital infrastructure across all centers to bring greater consistency and visibility into both operational and pedagogical practice.

Our core nursery management platform is eyworks, a comprehensive system designed for early years education providers, covering key operational functions such as child registration, invoicing, attendance tracking, and parent daily communications. We have also created, utilizing third-party software, a “CareLoop” dashboard which tracks the cycle of improvement from staff wellbeing, and combined with eyworks, to quality delivery, community reputation, enrollment growth, financial performance, and reinvestment across our centers and within our company as a whole. We also use iAuditor for pedagogical and operational quality audits, enabling monitoring of compliance, safeguarding, and curriculum standards, and iStep PO Approvals, a purchase order management system that has been tailored by us, based on DocuWare, providing real-time visibility on procurement, budget tracking, and authorization workflows.

We plan to continue to implement digital management platforms and process automation systems to enhance our operational efficiency and responsiveness, including continuing to strengthen the educator development system and reinforce standardized management procedures. We also plan to launch a hardware upgrade process to improve the learning environment and boost parent satisfaction.

At the nursery center level, particularly in the teaching and care environment, we deliberately avoid replacing human interaction with technology. We believe in maintaining a strong personal touch in all child-adult interactions, recognizing that high-quality education depends on trusted relationships, responsive communication, and hands-on learning experiences. Technology supports these goals by improving background processes and communication with parents without diminishing the importance of face-to-face engagement. Looking ahead, we expect to expand the use of automation, integrated reporting, and digital tools in our support functions, while continuing to safeguard the personal, relationship-based approach that defines our educational philosophy. We remain committed to ensuring that technology enhances rather than replaces the human experience.

Integration of Acquisitions

Since our inception, we have made a series of strategic acquisitions, which represent an important growth driver for our business and continue to be a core aspect of our growth strategy. See “— Our History.”

A key differentiator in our approach to acquisitions, particularly when compared to other acquisition-driven education groups, is our respect for local brands and community ties. Instead of rebranding, our focus is on enhancing internal systems, operational standards, and quality assurance, alongside initiatives to elevate the quality of care, pre-school education, and overall parent experience, while offering comprehensive central support from our Support Team in areas including human resources, marketing and finance. This strategy allows each center to retain its authenticity and maximize its potential with the backing of a professional, well-resourced group. We intend to follow a similar approach with regard to integration of Grolife’s specialist education schools, if the Grolife Acquisition is consummated. See “— Our Competitive Strengths — Acquisition Track Record” and “— Our Growth Strategy — Continue to Expand Our Nursery Offering in the United Kingdom — Opportunistically Pursue Nursery Acquisitions.”

For nursery acquisitions, our acquisition and integration team works closely with acquired centers to ensure any modifications to acquired facilities and equipment are completed in a timely fashion so that the center can operate in line with iStep’s standards. Integration support includes leadership mentoring, early training for center teams, and a structured quality assurance review, ensuring alignment with our safeguarding, pedagogy, and operational expectations. Once a center is acquired, integration begins under an integration plan led by our acquisition and integration team.

Integration Approach

For the acquisition of a nursery center, we typically adopt a phased integration plan designed to ensure regulatory compliance, operational stability, and progressive alignment with our group standards. We intend to take a similar approach with regard to integration of Grolife’s specialist education schools, if the Grolife Acquisition is consummated. While the precise sequencing and priorities of each integration are adapted to the nature and scale of the acquisition, our approach broadly encompasses the following phases:

•        Initial stabilization.    In the period immediately following completion of the acquisition, our acquisition and integration team engages with the newly acquired nursery or school to establish priorities, confirm compliance obligations, and assess operational baselines. Early focus is placed on safeguarding, health and safety, and regulatory continuity. Where appropriate, core systems, including finance, HR, child management, and internal audit, are progressively onboarded into our infrastructure.

•        Operational alignment.    As integration progresses, we focus on quality assurance, curriculum delivery, staffing structures, and parent engagement. Our finance and operations personnel work alongside local management to develop forecasts aligned with our occupancy targets and budgetary benchmarks. Staff training compliance and safeguarding requirements are verified against our standards through our digital HR and learning systems.

•        Quality consolidation.    Over time, integrated centers or schools are connected to our central systems and reporting structures. Standardized quality controls, curriculum frameworks, and compliance monitoring are embedded progressively. Centers are incorporated into our quality audit cycle and receive ongoing support from central support teams in the areas of operations, quality, finance, HR and marketing, while retaining their local identity and ethos.

Integration outcomes are monitored against quantitative and qualitative indicators, including time to regulatory compliance, completion of integration milestones, staff retention, occupancy trends, and parent satisfaction.

Competition

We face competition in the nursery area and, if the Grolife Acquisition is consummated, we will face competition in the specialist education area. As we implement our diversification strategy and enter into adjacent areas, which may include online tutoring, the nature of our competition may change.

We believe we are well-positioned to compete effectively in our markets due to a variety of key differentiators, including our commitment to quality education and care, our local brand identities and community trust and our centralized operational support and resources. See “— Our Competitive Strengths.”

We compete in the UK market for early age education, a highly fragmented market that includes national chains, regional groups and small independent nurseries. Our main competitors vary by type, as follows:

•        National chains.    Busy Bees, Bright Horizons (UK centers) and Kids Planet are among the largest operators of early age education centers in the UK, each with hundreds of centers nationwide. They benefit from brand recognition, marketing budgets, and economies of scale, but may have less local distinctiveness and community ties than regional groups or independent nurseries.

•        Regional groups.    In the core areas of our operations (Devon, West Sussex and East Sussex), we compete with smaller regional providers who may operate in the range of three to 10 centers and enjoy strong local relationships.

•        Independent nurseries.    In many towns, our competition comes from single-site or family-run nurseries with longstanding reputations. These providers often have deep community ties but may lack the compliance, training, or succession capacity required to grow or adapt to regulation, funding challenges and changing parent expectations and demands.

In addition to the foregoing, childminders and other independent childcare arrangements that provide parents with an alternative to nursery-based childcare are a source of competition.

Health and Safety

Ensuring the safety and wellbeing of children and staff is a fundamental priority across our company. We are committed to creating safe, nurturing and inspiring environments where children can learn, grow and thrive.

Nursery Center Health and Safety

Our health and safety framework fully complies with all relevant UK legislation, and is aligned with best practice standards across the early years sector. As required under the EYFS statutory framework, at each of our nursery centers we have a Designated Safeguarding Lead (“DSL”), who is a trained individual responsible for all safeguarding and child-protection matters within the relevant center. The DSL oversees safeguarding practices, maintains records, ensures statutory compliance, and guides staff on appropriate action when risks are identified.

Our safety management system combines structured procedures with a preventative mindset. We operate a tiered system of checks and audits, ensuring both local accountability and central oversight, consisting of daily classroom safety checks, weekly and monthly structured inspections, quarterly risk assessments and annual independent external audits. Classroom layouts are arranged to support safe movement and clear visibility. We continuously assess environmental risks such as trip hazards, equipment safety, and room ratios to maintain full compliance with EYFS and Ofsted expectations. Safe sleep practices are implemented consistently across all nursery centers. Every educator receives initial and annual safe sleep training, ensuring correct positioning, monitoring, and environmental conditions for infants and toddlers.

Additional assessments are conducted for all off-site trips and activities. Immediate reviews follow any incident, accident, or near-miss, with outcomes recorded, corrective actions implemented, and learning shared across our company. We also conduct unannounced lockdown drills at our nursery centers to ensure staff preparedness for emergencies. All findings and incident data are reviewed centrally and form part of our continuous improvement cycle, ensuring that risk management remains proactive and data-driven.

Nursery Center Security

Our nursery centers are purposefully designed to balance exploration and learning with safety and security. We maintain secure entry systems, CCTV monitoring, and clearly defined supervision zones. Access to children is strictly limited to authorized staff and family members. All staff and volunteers hold enhanced DBS checks and appropriate clearances before being allowed unsupervised access to children. Daily name-to-face roll calls ensure that every child is accounted for, and registers are updated throughout the day.

Health and Safety Training and Professional Standards

Our staff are the foundation of a safe environment. All educators receive mandatory induction training covering health and safety, safeguarding, and emergency procedures before working with children. Training is refreshed annually, with targeted workshops and scenario-based sessions designed to strengthen confidence and real-world responsiveness. Specialist modules include: pediatric first aid and medical response; fire safety and evacuation procedures; emergency lockdown protocols; infection control and hygiene management; safe sleep practices for infants and young children; and risk assessment and incident reporting. Training records are centrally maintained and monitored for compliance. In addition to formal training, educators receive ongoing coaching and reflective practice sessions from center managers and regional directors to ensure consistency and professional confidence across all settings. See “— People and Engagement — Training and Development.”

Hygiene, Health, and Infection Control

We adhere to rigorous hygiene and infection control protocols in line with public health guidance. These include: daily cleaning and disinfection routines across all settings; regular water temperature checks to prevent scalding and bacterial growth; strict handwashing and sanitization procedures for staff and children; an exclusion-for-illness policy requiring that children and staff remain home until symptom-free for at least 24 hours without medication; and monitoring for signs of illness, injury, or emotional distress upon arrival and throughout the day. Following any confirmed infection, deep-cleaning and environmental decontamination procedures are immediately activated. These measures help protect the wider nursery community and maintain operational resilience.

Holistic Wellness and Whole-Child Approach

Our commitment to safety extends beyond physical protection to encompass emotional, social, and mental wellbeing. We take a whole-child approach, integrating wellness principles into our curriculum and daily practice. Through age-appropriate programs, educators support emotional literacy, resilience, and empathy using tools such as stories, puppets, and emotion magnets to help children understand and express feelings. We also promote physical health through balanced nutrition and active play. All nursery centers provide nutritious meals and snacks aligned with national dietary guidelines, supporting the development of healthy eating habits from an early age. Outdoor play and physical exploration are built into daily routines to encourage movement, coordination, and confidence. Our wellbeing strategy also extends to our staff. We recognize that a supported, resilient workforce delivers the highest standard of care. We promote staff wellbeing through supportive leadership, open communication, workload management, and access to wellbeing resources.

Sustainability

Our mission is to provide high-quality education for children of families of all backgrounds and means. We believe that widespread investment in childhood education and care produces long-term societal benefits, including stronger, healthier communities and a more productive economy. Sustainability matters at our company are overseen by the Risk Control and Education Development Committee of our board.

Our Social Impact

During their early years, children develop the cognitive, social, emotional, physical, and language skills that serve as the foundation for lifelong learning. A substantial body of academic research demonstrates that high-quality early childhood education produces some of the highest social and economic returns of any public or private investment. Evidence from the OECD and UNICEF indicates that children who attend high-quality early years settings demonstrate stronger emotional regulation, higher literacy and numeracy achievement, and improved wellbeing through adolescence. UK-based studies, including those by the Institute for Fiscal Studies and the Department for Education, also link early childhood education participation to better physical and emotional health and long-term public benefits through reduced remedial education needs. From an economic and social perspective, access to reliable, affordable childcare enables parents, particularly women, to participate more fully in the workforce. Reports from the OECD (2023) and World Bank (2022) indicate that economies with well-developed early years education systems exhibit higher female employment, greater productivity, and narrower gender pay gaps. Employers similarly benefit from improved workforce stability and reduced absenteeism when families have access to consistent, high-quality childcare.

At iStep, we view these outcomes as integral to our sustainability mission.

Inclusion and Belonging

We believe that an ethical, inclusive culture, where every individual feels valued and empowered to thrive, is fundamental to iStep’s success. Our ethos of “Because We Care” guides how we treat our employees and how they, in turn, care for children and families. We recognize that culture is shaped not only by policies but by everyday actions and decisions that reflect integrity, respect, and empathy.

As part of our commitment to inclusion, we continue to invest in our employees through structured professional development and engagement initiatives. See “— People and Engagement — Training and Development.” All new employees participate in an onboarding and induction program designed to embed our values, safeguarding standards, and inclusive practice from day one. We also maintain a consistent record of investing in competitive wages and leadership development to attract and retain a diverse, high-performing workforce. See “— People and Engagement — Educator and Staff Compensation Approach.” We are dedicated to fostering an open and equitable working environment for all employees by listening to our people and deepening cross-cultural awareness through learning programs and feedback mechanisms including online surveys, focus groups and career development.

Our inclusion and belonging strategy extends beyond our workforce to benefit children, families, and the wider communities we serve. We collaborate with external experts in inclusion and equality to ensure our nursery centers are welcoming to all children of all abilities and backgrounds. See “— People and Engagement — Culture and Values.” In addition, at our nursery centers, when families experience payment difficulties, we may agree tailored financial support arrangements on an ad hoc basis, taking into account individual circumstances, with the aim of supporting continuity of care.

Our Environmental Impact

While we do not yet have a standalone formal environmental and sustainability policy, environmental and sustainability practices are embedded in our day-to-day operations and curriculum. Environmental awareness is actively integrated into our curriculum, with children participating in activities such as gardening, composting, growing vegetables, and learning about recycling and biodiversity. Many nurseries also take part in local environmental campaigns, such as litter-picking events or planting projects, which help children connect sustainability with community engagement. Across our centers, we have reduced paper use through digital record-keeping and communication, implemented recycling programs for paper, plastics, and other materials, and prioritized sustainable suppliers for food, cleaning products, and educational resources, and we have a policy of minimizing the use of plastic toys and furniture. We aim to lead by example and educate children on how individual actions and decisions can collectively have an impact on the environment. These practices not only reduce our environmental footprint but also instill in children a lifelong respect for the natural world, aligning with our broader commitment to social responsibility.

Intellectual Property

Our material intellectual property rights comprise the following UK-registered trademarks: “iStep Learning,” “Bambinos,” “Bambinos School,” “Bambinos Education,” “Bambinos Childcare Centers,” “Bambinos Learning,” “Belong Education”, “The Nursery Family” and “Footsteps Day Nursery.” These trademarks are central to our brand identity in the UK early years education sector and are actively used in our operations in the UK.

While much of our current operational infrastructure relies on third-party intellectual property, our registered trademarks provide the foundation for consistent branding and marketing across all centers. Over time, we expect to enhance the value of our intellectual property portfolio by developing proprietary content and systems, thereby reducing reliance on external resources and increasing long-term strategic value.

We also hold a portfolio of domain name registrations. Our websites are largely supported and managed by a third-party service provider.

Regulation

Various aspects of our operations are subject to laws, rules and regulations, any of which may change from time to time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. We do not expect the costs of continuing to comply with applicable laws and regulations to have a material effect on our business. Some of the laws and regulations that affect us include but are not limited to:

•        regulations and licensing specific to education and childcare;

•        labor and employment laws, including wage and hour laws;

•        tax laws or interpretations thereof;

•        data protection, privacy and security laws and regulations;

•        environmental, health and safety laws and regulations; and

•        intellectual property laws.

UK laws and regulations relevant to our business include the Companies Act, taxation legislation, the Childcare Act 2006, the Childcare Act 2016, the oversight regime of Ofsted, the UK GDPR, the Equality Act 2010, the Regulatory Reform (Fire Safety) Order 2025, employment law, the Food Safety Act 1990 and the Food Information Regulations 2014, and environmental and health and safety legislation. See “— Health and Safety.”

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors — Risks Relating to Legal and Regulatory Matters.”

Licensing and Monitoring

All of our nurseries are registered with and regulated by Ofsted. See “— Educational Excellence — Accreditation.” In addition, various laws, regulations and licensing, and other requirements impacting education, childcare and before- and after-school programs exist at the national and local levels, and such laws, regulations and licensing periodically change. Our centers are required by law to meet a variety of operational requirements, including minimum qualifications and background checks for our personnel as well as educator-to-child ratios and various employment, facility, and health, fire and safety regulations. Regulations may also impact the design and furnishing of our centers.

Data Protection, Privacy and Security

As part of our normal business activities, we collect, use, store, process and transmit personal information with respect to our children, families and employees. Such activities are subject to a variety of laws, rules, and regulations. We expect to be required to comply over time with new and changing laws and regulations, including increasingly rigorous requirements as the regulatory environment related to data protection, privacy and security continues to expand, such as the increased adoption of state-based laws. For example, we are subject to the EU General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and to the UK Data Protection Act 2018 and the EU General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of data relating to directly or indirectly identified or identifiable living individuals (“personal data,” with references to personally identifiable information or analogous terms also being covered by this definition), including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of personal data and allowing such individuals to exercise certain prescribed rights. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.”

Environmental

Our operations, including the properties that we lease, and any construction or improvements that we make at those locations, are subject to a variety of national and local laws and regulations, including environmental, zoning and land use requirements.

Facilities

As of June 30, 2026, we had 23 nursery centers with a combined total capacity of 1,253 children at one time. All of our nursery centers are located in Southeast and Southwest England in the United Kingdom. Our corporate registered office is in London, United Kingdom, where we maintain a small corporate headquarters.

We lease all of our principal properties, including our nursery centers and our registered office. Our nurseries vary in design and capacity in accordance with regulatory requirements and, among other factors, demographics and needs of local markets and clients. We believe our nurseries should reflect the respective communities in which they are located. Many of our nurseries incorporate community-specific features into their design, aesthetics and structural make-up. We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children.

Our nursery centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our nursery centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and appropriate technology resources.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

Legal Proceedings

We are not currently involved in any legal or regulatory proceedings, claims, or actions, nor are we aware of any such proceedings, claims, or actions that have been threatened against us. While we may, from time to time, be subject to legal or regulatory matters arising in the ordinary course of business, our management does not believe that any such matters, individually or in the aggregate, would have a material adverse effect on its financial condition, results of operations, or business prospects. See “Risk Factors” for more information.

PROPOSED GROLIFE ACQUISITION

Proposed Grolife Acquisition

On January 17, 2026, our 80%-owned subsidiary Belong Education entered into a term sheet with the sellers in connection with the proposed acquisition of Grolife. The contemplated terms provide for aggregate cash consideration of approximately £10.2 million, subject to customary adjustments.

Since execution of the term sheet, the parties have continued to negotiate the terms of the proposed acquisition, including the timing of payment of the consideration and the arrangements for funding the acquisition. Based on the parties’ current discussions, approximately £6.2 million of the consideration is expected to be payable upon completion of the Grolife Acquisition, with the balance payable on a deferred basis following completion. We currently intend to use a portion of the net proceeds from this offering, equivalent to approximately £6.2 million, to fund the consideration expected to be payable upon completion. We currently expect to fund the deferred consideration through a combination of cash generated from operations, available cash resources following this offering and future debt or equity financing. We do not currently have committed financing arrangements in place for the deferred consideration.

The parties have not entered into a definitive acquisition agreement or a written amendment to the Grolife Term Sheet reflecting the revised transaction structure. They currently expect to negotiate and execute the definitive acquisition agreement following completion of this offering and receipt of the net proceeds and to complete the Grolife Acquisition concurrently with execution of the definitive agreement. The currently contemplated acquisition structure therefore depends upon successful completion of this offering and the availability of sufficient net proceeds to fund the consideration and transaction expenses payable upon completion.

The definitive acquisition documentation is expected to set out, among other matters, the final consideration and payment terms and the conditions to completion. The terms of the Grolife Acquisition remain subject to negotiation and may differ from those currently contemplated. There can be no assurance that definitive acquisition documentation will be executed or that the Grolife Acquisition will be completed on the currently contemplated terms or at all.

We consider the Grolife Acquisition to be “probable” within the meaning of Rule 3-05 of Regulation S-X and present information herein on a basis that assumes we complete this acquisition, although its consummation remains subject to signing a definitive acquisition agreement and subsequent satisfaction of closing conditions and other potential impediments. See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife.”

Overview of Grolife

Grolife is a holding company owning a group of eight specialist education schools in the United Kingdom, operating under the EdStart Schools brand. The Grolife schools provide both SEND and alternative provision (AP) education services. As of July 31, 2026, approximately 26.8% of Grolife’s students were SEND students with an EHCP, and approximately 73.2% of its students were AP students. See “Business — Industry Overview — UK Specialist Education Industry.”

Grolife’s specialist education schools differentiate themselves through a strong emphasis on academic rigor. Rather than relying solely on functional skills, Grolife offers a broad curriculum that includes a suite of core GCSEs, ensuring students acquire the academic qualifications necessary to compete with their mainstream peers.

Each of Grolife’s schools is registered with Ofsted. In addition to Ofsted registrations, Grolife’s specialist education schools must also maintain registration as approved centers with national awarding bodies to deliver and certify qualifications such as GCSEs and Business and Technology Education Council qualifications (BTECs). All of Grolife’s specialist education schools have been inspected by Ofsted. Two of its specialist education schools have been assessed under Ofsted’s new inspection framework and achieved an “Expected Standard” across the areas, while each of its other specialist education schools was rated “Good” under the previous inspection framework at the time of their most recent inspections.

Grolife Limited is a private company limited by shares domiciled and incorporated under the laws of England and Wales. Its registered office address is 5 Gerald Road, Salford, M6 6DN, United Kingdom. Grolife Limited has four subsidiaries, each of which is wholly owned and each of which is incorporated in England and Wales.

Grolife’s Specialist Education Schools

Grolife currently has eight specialist education schools. For this purpose, we define a “school” as a separate site which may be under the same Ofsted registration as another site. All of Grolife’s specialist education schools are currently located in the Northwest of England, and each operates under the EdStart Schools brand. Grolife have acquired a ninth building in Birkenhead for an additional school which is expected to cater for 50 pupils once it is registered with the Department for Education. The following table sets out information on Grolife’s specialist education schools as of the date of this prospectus:

Grolife (EdStart) Schools

Location	Capacity (FTE)	Year established
Bolton (Castle Hill)(1)	25	2016
Bolton (Horwich)(1)	18	2024
Bolton (Manchester Road)(1)	40	2025
Bury Centers(2)	35	2017
Salford(2)	50	2010
Manchester-Northern Moor(2)	35	2013
Wirral	60	2024
Oldham	35	2025

____________

(1)      The three Bolton schools are under the same Ofsted registration.

(2)      The Bury Centers, Salford and Manchester-Northern Moor schools are under the same Ofsted registration.

Grolife’s Specialist Education Curriculum

Grolife understands the importance of each child’s needs, with the aim of addressing all potential barriers and implementing strategies to enhance personal development and progression. By identifying and addressing the key challenges for pupils, ranging from disengagement to learning disabilities, Grolife facilitates a positive learning environment and prepares students for the future.

Grolife’s special education schools offer a GCSE-focused curriculum for young students aged 11-16, with qualifications attainable in: Mathematics; English Language and Literature; Science; Religious Studies; Physical Education; and History. All students receive a minimum of 25 hours of formal education a week, which encompasses all core subjects. In addition to the curriculum, young pupils receive exposure to Personal, Social, Health and Economic (PSHE) education, life skills and careers with enrichment opportunities to encourage positive behavior and to build the foundations for a stronger future. Grolife takes a bespoke approach, in which each pupil develops an Individual Learning Plan (ILP) (also known as a “pupil passport”) with a mentor or tutor in preparation of future opportunities leading to re-integration into school, further education or employment. Each student is supported throughout the program by highly skilled teachers, learning mentors and youth workers. Learners are provided the opportunity to access a multitude of certifications and qualifications at Key Stage 4. At Key Stage 4, pupils are supported to attain a GCSE qualification, with a pathway for further education or employment. Grolife aims to expand its specialist education subject offerings to vocational courses, such as construction and sports, as new sites with relevant facilities are acquired.

Through a range of partnerships, Grolife provides off-site activities in the form of rewards to further develop the learning experience beyond the classroom. Pupils are offered opportunities to visit off-site activities including sporting experiences, animal care and community involvement. Based on the goals and targets as set out by the ILP and weekly assessments, pupils are taken on rewards trips for good behavior, classwork and/or attendance. These trips can include activities, such as trampolining, BMXing, kayaking and local trips to educational centers.

Day-to-day operations at Grolife’s specialist education schools are characterized by small class sizes and high levels of pastoral care. Standard classrooms operate with a staff-to-student ratio of approximately 1:6, frequently supported by dedicated SEND teaching assistants and behavior mentors. The school day is highly structured to provide predictability, beginning with a staff briefing at 8:30 AM to review daily interventions, followed by a breakfast club to help students establish positive attendance routines. The educational environment integrates academic teaching with trauma-informed practice. All staff receive specialist behavior management and escalation training, focusing on positive handling, emotional regulation, and de-escalation. This therapeutic approach to behavior management serves as an alternative to more traditional behavior interventions, resulting in suspension rates that are significantly lower than the national average in the AP area. Ultimately, daily operations at Grolife’s specialist education schools are structured to balance intensive pastoral support with high academic expectations, preparing students for successful transitions into adult life.

Specialist Education Assessment

Grolife’s specialist education schools measure a wide range of educational, behavioral, and transitional outcomes, moving beyond standard academic metrics to provide a holistic view of progress for students with complex needs. Grolife defines its primary mission in this area as “making brilliant 16-year-olds” who are equipped for further education or the world of work. The key measured outcomes include: academic attainment and qualifications; attendance and re-engagement; post-16 destinations; behavioral and personal development; and progress from starting points. For the 2025 cohort, 51% of pupils at Grolife’s specialist education schools achieved passes across five GCSE subjects. In core subjects, it had a 75% pass rate in Mathematics and 89% in English Language. In addition, 71% of pupils sitting both Mathematics and English Language achieved passes in both subjects. Grolife’s curriculum model includes GCSE pathways alongside functional skills and short awards, which may be used as stepping-stone qualifications where appropriate for individual pupils.

Relationships with Specialist Education Referrers and Stakeholder Engagement

At its specialist education schools, Grolife has strong relationships with mainstream schools, local authorities, and other external agencies who provide referrals to it. It receives referrals from more than 45 different schools and over 15 local authorities and we believe it has established a strong reputation for reliability and effective communication across this network of partner schools. Grolife’s specialist education schools actively support these partner schools, including providing assistance during Ofsted inspections where appropriate. Its specialist education schools also maintain a formal partnership with the Manchester Secondary PRU, an established pupil referral unit serving the City of Manchester. The Manchester Secondary PRU works closely with the local authority and Manchester’s secondary schools, and represents both an important source of referrals and a recognized benchmark for quality and performance within the sector.

Grolife’s specialist education schools have garnered social recognition through their advocacy and community outreach to provide community-focused training. This includes offering employability courses, cookery classes, and budgetary skills workshops for parents and the wider community.

Employees

At Grolife’s specialist education schools, teaching staff includes subject specialists, who lead specific curriculum areas such as English, Mathematics, Humanities, and Science/PE, and a mix of qualified teachers, unqualified teachers (who are supported through induction pathways), and trainee teachers. Teaching assistants and academic support includes higher level teaching assistants, who provide advanced classroom support and outreach, and SEND teaching assistants or mentors, who work closely with students in small groups or 1:1 settings to support their specific learning and emotional needs. Because Grolife’s specialist education schools specialize in supporting students with special needs, they employ a robust team of pastoral and behavioral specialists. Grolife’s specialist expertise spans in-house staff and structured external partnerships, including SEND specialists and behavioral and pastoral specialists. Grolife retains a psychotherapist agency on a monthly basis to provide additional staff support. For complex cases, it partners with local authorities and health services to bring in educational psychologists, speech and language therapists, occupational therapists, physiotherapists, and mental health practitioners.

As of October 15, 2026, Grolife had 103 full-time employees (including 72 educators) and 9 part-time employees. Grolife and its subsidiaries are not subject to any collective bargaining agreements, and we believe that its relations with its employees and independent contractors are good. We believe that the Grolife group is currently staffed at an appropriate level to administratively implement and carry out its business plan for the next 12 months.

Grolife’s recruitment process aims to ensure that staff are well-suited to the ethos and values of the schools. It issues temporary contracts to provide opportunities for new staff to gain an insight into the culture and develop an understanding of long-term role requirements. In 2024, 43% of temporary staff converted to full-time roles at Grolife’s specialist education schools. Grolife uses a multitude of recruitment sources to attract local staff, including a strong relationship with the Spencer Clarke Group and Vision for Education.

Training and Development

At Grolife’s specialist education schools, there is a structured and comprehensive approach to staff training and professional development, ensuring that Grolife’s workforce is equipped to handle the complex needs of its students. Grolife’s specialist education schools aim to deliver regular training sessions to maintain quality, standards and expertise across the business. Staff can access training courses using an external online platform, which features over 40 courses relating to areas such as AP, pastoral care and health and safety. Certain courses are mandatory for staff based on the type of role they operate in. Every member of the EdStart Schools team has been trained and accredited in Safeguarding and Child Protection and Prevent. All sites have a minimum of three first aid trained staff, and all staff are expected to complete first aid training within their two-year training cycle. All staff at Grolife’s specialist education schools are required to complete mandatory SEND training as part of their onboarding. Because of the complex behavioral needs of the students, every member of staff receives behavior and de-escalation training, a specialist program focusing on positive handling and de-escalation, within their first six months of employment, which is then re-accredited annually. Staff receive ongoing training on the impact of Adverse Childhood Experiences (ACEs) and trauma-informed practice, alongside annual face-to-face and online safeguarding training. Grolife’s specialist education schools have formed teacher training partnerships with several universities, including Coventry, Bolton, Manchester Metropolitan, and Huddersfield. Through these partnerships, Grolife provides funding and apprenticeship routes for teaching assistants and unqualified staff to access post-graduate teacher training (PGCE) and become fully qualified educational professionals.

Properties and Facilities

As of June 30, 2026, Grolife had eight specialist education schools with a combined total capacity of 298 children at one time. All of Grolife’s specialist education schools are located in Northwest England. Grolife leases its six principal properties. Its leases have termination dates between 2029 and 2039. Grolife have acquired a ninth building in Birkenhead for an additional school which is expected to cater for 50 pupils once it is registered with the Department for Education.

Grolife’s specialist education schools are equipped with the necessary facilities to create suitable learning environments in line with Ofsted guidance. All of Grolife’s specialist education schools are registered with the Department for Education and are authorized exam centers. Schools are designed with classrooms, ICT facilities, smart and interactive white boards and private one-to-one mentoring rooms. In accordance with Grolife’s diverse specialist education curriculum, sites have been fitted with additional facilities to support extra-curricular activities such as art, cooking and sports. Outdoor and common spaces are key components of each site for pupils to utilize during their breaks and after-hours. Grolife’s specialist education schools work closely with health and safety consultants to review and improve the conditions for all pupils. Furniture, technology and buildings are well maintained through regular assessments, upgrades and repairs as required.

UK Government Funding for Specialist Education

The UK government places significant importance on supporting the specialist education sector. Places at specialist education schools are fully funded by the UK government.

Tuition fees for specialist education schools in the United Kingdom are fully funded by local authorities under statutory education funding arrangements, with the school itself directly receiving the government funding. Unlike nursery funding, which is largely formula-driven based on funded hours, SEND funding is pupil-specific and reflects the level of specialist support required. In most cases, funding is linked to an individual pupil’s EHCP, which specifies the provision required. Rather than charging a single flat rate, Grolife operates a graduated “pathway” model. The final funding level is determined by matching the student’s specific behavioral and educational needs to one of these predefined pathways, ranging from “early intervention” to “highly complex specialist support,” with the aim that local authorities only pay for the specific level of intervention required. Local authorities consult with us regarding placement availability and agree to funding levels based on the pupil’s assessed needs. Funding typically comprises a combination of place funding and top-up funding, with payments made periodically over the academic year. Grolife does not enter into long-term contractual arrangements with the UK government or local authorities in respect of these entitlements. Funding is received pursuant to statutory schemes administered by local authorities.

See “Risk Factors — Potential reductions in the level of UK government funding for the early years and specialist education industry could have a material adverse effect on our business.”

Sales and Marketing

At Grolife’s specialist education schools, students are referred from three primary sources: mainstream schools, local authorities, and occasionally other external agencies or parental identification, though funding is typically commissioned by the former two groups. Grolife’s specialist education schools receive referrals from a total of 79 different sites, including more than 45 different schools and over 15 local authorities.

Competition

In the specialist education area, Grolife competes with state-funded pupil referral units (PRUs) and other independent SEND providers. Some of these independent SEND providers are larger groups backed by international investors. Grolife also indirectly competes with local authority-maintained providers such as Bolton Impact Trust. We believe that a defining strength of Grolife’s specialist education market position is the depth and longevity of its relationships with local authority commissioners, SEND teams, virtual schools and partner secondary schools across the Greater Manchester and Merseyside areas.

Sustainability

In specialist education, the social impact is significant, particularly for children and young people with additional needs who are at risk of exclusion from mainstream education. Publications of the UK Department for Education, results of Ofsted inspections, and research published by the Education Policy Institute indicate that access to stable, high-quality SEND and alternative provision is associated with stronger attendance, improved engagement with learning, more sustained educational progress, and clearer post-age-16 and adulthood pathways for pupils with SEND and behavioral needs. By providing structured, therapeutic, and highly personalized learning environments, specialist schools help students develop not only core academic skills but also essential life skills, including emotional regulation, resilience, and social communication. This reduces the likelihood of persistent absence, school exclusion, and involvement with wider social services. From a broader societal perspective, effective specialist education provision delivers meaningful public value by alleviating pressure on mainstream schools, reducing demand on high-cost crisis interventions, and supporting better long-term outcomes in health, employment, and social integration. It also provides vital support to families, improving stability and enabling parents and carers to engage more consistently in employment. Collectively, this contributes to more inclusive communities, stronger local economies, and a reduction in long-term public expenditure associated with unmet educational and social needs.

Management

James Lowe founded the Grolife group (EdStart Schools) in 2010 and has served as its CEO from its founding. Prior to founding Grolife, Mr. Lowe taught sports and worked in public services and social policy across different sectors in Greater Manchester. From 2010 to 2021, he also served as Headteacher within EdStart Schools, with responsibility for school leadership, curriculum, staffing, safeguarding and general operations. Mr. Lowe has served as a director of EdStart Specialist Education Ltd since 2014, acting as proprietor and responsible for operations within the legal framework for independent schools. Mr. Lowe also owns, together with his wife, Next Level Learning, a provider of specialist education tuition services in Northwest England. He has also served as Associate Governor of Salford City Council since 2017. Mr. Lowe holds a BSc in Social Policy and Sociology from the University of Salford and a PGCE from the University of Huddersfield. If the Grolife Acquisition is consummated, it is expected that Mr. Lowe will join our senior management team.

Results of Operations — Grolife Limited

Comparison of Six Months Ended February 28, 2026 and 2025

The following table sets forth the results of operations of Grolife Limited for the six months ended February 28, 2026 and 2025. We have derived this data from Grolife’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with Grolife’s unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended February 28,
	2025 (£)	2026 (£)	2026 ($)(1)
	(in thousands)
Revenue	2,743	3,085	4,090
Cost of sales	(1,512)	(1,733)	(2,285)
Gross profit	1,231	1,352	1,792
Administrative expenses	(789)	(859)	(1,138)
Other operating income	33	—	—
Operating profit	474	492	654
Finance costs	(61)	(49)	(65)
Finance income	2	5	7
Profit before tax	415	448	596
Income tax expense	(168)	(128)	(170)
Profit for the period and total comprehensive income for the period	247	320	426

____________

(1)      Translated solely for convenience into dollars at the rate of £1.00 = $1.3259.

Revenue

Revenue increased by 12% to £3.1 million for the six months ended February 28, 2026 from £2.7 million for the six months ended February 28, 2025. The increase was primarily attributable to an increase between the two periods in the number of EHCP students enrolled at the Wirral school, which are charged at a higher rate than AP students. The increase was also attributable to the Manchester Road school beginning to onboard full-time students in September 2025.

Cost of Sales

Cost of sales consists of school-site-specific employee salaries and supply staff costs, as well as other site-specific costs such as depreciation of right-of-use assets, business rates and premises expenses. Cost of sales also include direct student related expenses such as breakfasts and lunches, stationery, and offsite education costs. Cost of sales increased by 15% to £1.7 million for the six months ended February 28, 2026 from £1.5 million for the six months ended February 28, 2025, primarily due to an increase at the Wirral school in the number of enrolled EHCP students, who have higher needs such as additional offsite education and a greater amount of qualified teacher time, thereby incurring greater costs. In addition, the increase was due to the Manchester Road school incurring costs since becoming operational in March 2025 for part-time students and in September 2025 for full-time students.

Gross Profit

Gross profit increased by 10% to £1.4 million for the six months ended February 28, 2026 from £1.2 million for the six months ended February 28, 2025. The increase was at a slower rate than revenue growth due to an increased investment in skilled staff through the recruitment of additional qualified teachers across Grolife’s schools.

Administrative Expenses

Administrative expenses increased by 9% to £0.9 million for the six months ended February 28, 2026 from £0.8 million for the six months ended February 28, 2025 primarily attributable to compensation in connection with investments made in additional members to Grolife’s central management team.

Operating Profit

Operating profit increased to £492,492 for the six months ended February 28, 2026 from £474,250 million for the six months ended February 28, 2025. The increase was primarily attributable to the Manchester Road school beginning to onboard full-time students in September 2025, and an increase in the number of EHCP students enrolled at the Wirral school, which are charged at a higher rate than AP students.

Profit for the Period and Total Comprehensive Income for the Period

Profit for the period increased to £319,524 for the six months ended February 28, 2026 from £246,619 for the six months ended February 28, 2025, as a result of the foregoing factors.

Comparison of Years Ended August 31, 2025 and 2024

The following table sets forth the results of operations of Grolife Limited for the years ended August 31, 2025 and 2024. We have derived this data from Grolife’s audited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with Grolife’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended August 31,
	2024 (£)	2025 (£)
	(in thousands)
Revenue	4,415	5,829
Cost of sales	(2,761)	(3,173)
Gross profit	1,654	2,656
Administrative expenses	(1,447)	(1,626)
Other operating income	80	102
Fair value gains	—	70
Operating profit	286	1,201
Finance costs	(78)	(131)
Finance income	3	6
Profit before tax	212	1,075
Income tax expense	(97)	(272)
Profit for the year and total comprehensive income for the year	116	803

Revenue

Revenue increased by 32% to £5.8 million for the fiscal year ended August 31, 2025 from £4.4 million for the fiscal year ended August 31, 2024. The increase was primarily attributable to the opening of the Wirral school in February 2024, which contributed to the results for the full year ended August 31, 2025 but only partially contributed to the results for the fiscal year ended August 31, 2024.

Cost of Sales

Cost of sales consists of school-site-specific employee salaries and supply staff costs, as well as other site-specific costs such as depreciation of right-of-use assets, business rates and premises expenses. Cost of sales also include direct student related expenses such as breakfasts and lunches, stationery, and offsite education costs. Cost of sales increased by 15% to £3.2 million for the fiscal year ended August 31, 2025 from £2.8 million for the fiscal year ended August 31, 2024, consistent with the increase in capacity and number of places sold across Grolife’s schools, which was in turn primarily due to the opening of the Wirral school in February 2024.

Gross Profit

Gross profit increased by 61% to £2.7 million for the fiscal year ended August 31, 2025 from £1.7 million for the fiscal year ended August 31, 2024. Cost of sales grew at a lower rate than revenue due to decreases in both offsite education and supply staff costs which resulted in savings in the fiscal year ended August 31, 2025 of approximately £541,000 compared to the fiscal year ended August 31, 2024.

Administrative Expenses

Administrative expenses increased by 12% to £1.6 million for the fiscal year ended August 31, 2025 from £1.4 million for the fiscal year ended August 31, 2024 primarily driven by increases in mandatory employer UK National Insurance contributions for all staff and increases in salary expenses and certain other investments in management employees as part of their compensation packages.

Operating Profit

Operating profit increased to £1.2 million for the fiscal year ended August 31, 2025 from £0.3 million for the fiscal year ended August 31, 2024. The increase was primarily attributable to an increase in revenue and improved gross margins, partially offset by increased administrative expenses associated with the growth of the business.

Profit for the Year and Total Comprehensive Income for the Year

Profit for the year increased to £0.8 million for the fiscal year ended August 31, 2025 from £0.1 million for the fiscal year ended August 31, 2024, as a result of the foregoing factors, partially offset by increases in finance costs and income tax expense.

MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Chenyan Xu	36	Chief Executive Officer
Jonathan Shaw	56	Chief Financial Officer
Xuhui Ren	42	Chief Executive Officer of Belong Education
Pu (Heather) Du	43	Chief Investment Officer

Board of Directors
Xiaobing Wang	48	Chair of the Board
Yang Meng	45	Director
Robbie Bell	53	Director
S. Ko-yung (Sarah) Lee	47	Director
Thomas Minor	54	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 80 Coleman Street, Suite 6.05, London, EC2R 5BJ, United Kingdom.

Executive Officers

The following is a brief summary of the experience of our executive officers.

Chenyan Xu has served as our Chief Executive Officer since May 2023. From 2016 to 2018, he served as a University Lecturer at Shanghai International Studies University, where he was involved in both teaching and research. In 2018, he joined Jiayi International as Deputy Director of the Academic Committee and Deputy Business Representative, where he contributed to curriculum design and academic governance. In 2021, he was promoted to Executive Director of Jiayi Education Holdings, an education group with operations in China, with full responsibility for overseeing the group’s overseas operations and investments, including early years centers and overseas education investment initiatives. He remained in that role until he assumed his current position as CEO of iStep in 2023, although he continues to serve on the board of directors of Jiayi Education Holdings. Throughout his academic and professional career, Dr. Xu’s work has consistently centered on education and child development. His experience spans academic research, higher education, EdTech, and education investment. Dr. Xu holds a PhD from the University of Cambridge. His doctoral research focused on the relationship between child psychological development and language acquisition, providing him with a deep academic foundation in early childhood development and a lasting connection with academia.

Jonathan Shaw has been the CFO of iStep since September 2024. He has over 30 years of technical accounting experience and has led teams in both regulatory and corporate environments, providing expert guidance on IFRS and UK accounting standards. He worked at Grant Thornton UK LLP from 2012 to 2015 and from 2020 to 2024, where, during this latter period, he led a team of 17 corporate reporting specialists, driving improvements in corporate reporting quality. From 2015-2019, Mr. Shaw served as Group Finance Director and Company Secretary for Deltex Medical Group plc, an Alternative Investment Market (“AIM”) — quoted company, where he was instrumental in turning around the company’s financial performance and ensuring compliance with AIM rules. From 1998-2005 he worked at PwC UK LLP and from 2005-2009 he worked at BDO UK LLP. From 2009 to 2012, he worked for the Financial Reporting Review Panel (part of the UK’s Financial Reporting Council), reviewing the accounts of companies within the panel’s remit and recommending actions to promote improvement in financial reporting, thereby contributing to confidence in UK capital markets. He is a fellow of the Association of Chartered Certified Accountants (FCCA) and an associate member of the Chartered Institute of Bankers (now the Chartered Banker Institute) (ACIB).

Xuhui Ren has served as Chief Executive Officer of Belong Education Ltd. since it was established in November 2025. From 2018 to 2025 he was a Partner and General Manager of UK company KSI Education Ltd (“KSI”), where he was responsible for group strategy and operations, investor relations and identifying education investment opportunities. During his tenure, he led a number of school acquisitions by KSI in the UK and supported post-investment governance and operational improvement initiatives. At KSI, he also supported academic collaboration with the University of Oxford and contributed to curriculum development, special education provision and EdTech integration. From 2021 to the present, Mr. Ren has served as a director of several UK independent schools owned by KSI and has been involved in governance, school improvement initiatives and long-term strategic planning, including turnaround programs for underperforming schools. At KSI he also initiated and supported specialist education projects, including Special Education Learning Centers providing individualized support and inclusive education, and supported the development of an environmental and sustainability education initiative located within the UNESCO Biosphere of North Devon. From 2010 to 2018, Mr. Ren served as Corporate Finance Manager at the London branch of the Agricultural Bank of China. Mr. Ren holds a Master’s degree in Money Banking and Finance from the University of Sheffield.

Pu (Heather) Du has served as Chief Investment Officer since September 2024, having previously served as Board Secretary since November 2023. She has 18 years of frontline experience in the international capital markets, specializing in M&A, IPOs, asset restructuring, and capital raising. Before relocating to London, she played a key role in two financing rounds for Chinese electric vehicle company BJEV (now known as BAIC BluePark) on behalf of BAIC while preparing for its IPO. From 2018 until she joined iStep in 2023, Ms. Du worked as a partner at Ann Capital LLP, a financial advisory company based in London with a focus on cross-border M&A, where she focused on the British education sector. Ms. Du holds a B.A. in Economics from McMaster University.

Board of Directors

The following is a brief summary of the experience of our board of directors.

Xiaobing Wang has served on our board of directors since August 2023 and became Chair of our board in November 2023. Mr. Wang has over 28 years of experience in the education industry, including both front-line teaching and senior management. He began his career in China as a primary school mathematics teacher in 1997, and in 2005 he founded the first tutoring center of Jiayi Education Holdings, an education group with operations in China, and served as an Executive Director from 2005 to 2011. Since 2011, he has served as Chairman of Jiayi Education Holdings, guiding its strategic direction and leading investments in UK-based EdTech companies, including DoodleMaths and Mathigon. He developed the Jiayi Mathematics curriculum and Dynamic Teaching Methodology. In 2023, Mr. Wang began supporting the development of iStep and has played a key role in the education-related acquisitions, organic growth and strategic expansion of iStep. Recognized for his contributions to education and technology, he received the Nanjing University Dual Innovation Star award in 2017. Mr. Wang holds an Executive MBA from Nanjing University and completed the Executive Education Program at Cornell University’s Johnson Graduate School of Management.

Yang Meng has served on our board of directors since May 2023. He co-founded UK law firm Browan Solicitors Ltd. in 2016 and has been a partner (non-lawyer) in that law firm since then. Mr. Meng is an experienced entrepreneur and investor. In 2020, Asa Education, which was beneficially owned by Mr. Meng and Dongyu (Patrick) Lou, acquired The Nursery Family. Mr. Meng holds a B.A. in Architecture from the University of Greenwich (UK).

Robbie Bell has served on our board of directors since December 2025. Mr. Bell currently serves as Chief Financial Officer of the Highbourne Group whose brand portfolio includes some of the biggest names in the UK plumbing sector, a position he has held since 2023. From 2020 to 2023, he was CFO of Holland & Barrett, Europe’s largest health and wellness retailer, and from 2019 to 2020 he was CFO of convenience retailer McColl’s Retail Group PLC. From 2017 to 2019 he was Chief Executive Officer of motorway services operator Welcome Break Group. Robbie also worked for almost a decade at the Kingfisher PLC group, where he was the CFO of its Screwfix subsidiary from 2009-2017. Mr. Bell currently serves as the Senior Independent Non-executive Director of Ultimate Products PLC, joining in 2017 in support of the IPO and the Chair of the Audit Committee ever since. Since IPO, Ultimate Products has expanded its European presence across both its B2B and B2C channels, supported by developing its own-brands and enhanced digital capabilities. Mr. Bell is a qualified accountant (ACMA) and Corporate Treasurer (ACMT). He has a Bachelor’s degree in Economics from the University of Leeds.

S. Ko-yung (Sarah) Lee has served on our board of directors since December 2025. Since 2013, Ms. Lee has acted as a founder coach and start-up adviser to leaders and founders of venture-capital backed start-ups and she is an active angel investor. From 2015 to 2018 she served as VP of Growth at Higher Ground Education. Ms. Lee obtained a BA from Northeastern University/Mills College in Economics and Law and an Ed.M. in Education Policy from Harvard University, and she is currently pursuing a Doctor of Education from Johns Hopkins University with a focus on human and artificial intelligence as it relates to workforce development.

Thomas Minor has served on our board of directors since November 2023. Mr. Minor is a former school teacher. He founded UK EdTech company EZ Education and created the DoodleMaths app, which is widely used by British school students. In 2022, EZ Education was acquired by Discovery Education. His innovative approach to EdTech continues to shape modern learning experiences for children across the UK and beyond. Mr. Minor holds an M.Eng (Hons) from the University of Oxford and a Postgraduate Certificate in Education (Hons) from Bristol University.

Composition of Our Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom will be independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors has determined that each of Robbie Bell, S. Ko-yung (Sarah) Lee and Tom Minor is an “independent director” as defined under NYSE American rules.

Foreign Private Issuer Status

We are a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act and the NYSE American listing standards. As a foreign private issuer, we are subject to different disclosure requirements than U.S. — domiciled public companies, including filing annual reports on Form 20-F and material updates on Form 6-K, which involve less frequent financial reporting and tailored disclosure obligations compared to Form 10-K and 10-Q requirements for U.S. issuers. We intend to take all actions necessary to maintain our foreign private issuer status, including periodically monitoring our shareholder ownership and operational criteria to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act, and the NYSE American listing standards. Under SEC rules and NYSE American rules, a foreign private issuer may follow its home-country practices in lieu of certain U.S. corporate governance requirements, provided we disclose significant differences from the NYSE American listing standards in our annual report on Form 20-F or other public filings. Our corporate affairs are primarily governed by the Companies Act and our amended and restated articles of association, as amended from time to time, which set out the framework for the duties, powers, and governance procedures of our board of directors. In particular:

•        Quorum requirements for meetings of shareholders:    sets out quorum requirements for meetings of shareholders which are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•        Shareholder approval requirements for certain equity issuances:    requires shareholder approval for equity compensation plans and certain equity issuances (e.g., issuances exceeding 20% of outstanding shares at a discount). To the extent that English law, under the Companies Act, does not have such requirements, we intend to rely on home-country practices.

•        Board composition:    requires that at least a majority of a listed company’s board of directors be independent directors. Under the Companies Act, there is no statutory requirement for a majority of an English company’s board of directors to be comprised of independent directors. To enhance our corporate governance and align with the NYSE American listing standards, we have elected to maintain a board of directors with a majority of independent directors, as defined under NYSE American rules.

•        Compensation committee:    requires a listed company’s compensation committee to be comprised of at least two independent directors, responsible for overseeing executive compensation and related policies. English law does not require a compensation committee for English companies, and such functions may be performed by the full board of directors. We intend to rely on home-country practices, where our board of directors or a committee including non-independent directors determines executive compensation, as permitted by our amended and restated articles of association.

•        Nominating committee:    requires that board nominations be either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. English law does not require a nominating committee for English companies, and these functions may be performed by the full board of directors. We intend to rely on home-country practices, where our board of directors or a committee including non-independent directors oversees director nominations, as permitted by our amended and restated articles of association.

•        Code of conduct and ethics:    requires listed companies to adopt and disclose a code of conduct and ethics for directors, officers, and employees. English law does not mandate a specific code of conduct, but the Companies Act imposes fiduciary duties on directors. We intend to adopt a code of conduct and ethics compliant with NYSE American requirements, tailored to our operations, and make it publicly available as required.

We comply with all mandatory U.S. requirements, including audit committee requirements under the Sarbanes-Oxley Act and the NYSE American listing rules, as described under “— Board Committees.” Where we rely on home-country practices as permitted for foreign private issuers, we will disclose significant differences from certain NYSE American requirements in our annual report on Form 20-F or other public filings, as required by SEC rules and the NYSE American listing standards.

Board Committees

The committees of our board of directors will consist of an audit committee, a compensation committee, a nominating committee and a risk control and education development committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, an audit committee under our board of directors will be established. We have adopted a charter for the audit committee. The audit committee’s members and functions are described below.

The NYSE American listing rules generally require an Audit Committee of at least three independent directors. However, because we satisfy the definition of “Smaller Reporting Company” in Item 10(f)(1) of Regulation S-K under the Exchange Act, the NYSE American listing rules provide that we are only required to maintain an audit committee of at least two members, comprised solely of independent directors. To enhance our corporate governance, we have elected to maintain an Audit Committee of three independent directors.

Our audit committee consists of three independent directors, S. Ko-yung (Sarah) Lee, Tom Minor, and Robbie Bell, and is chaired by Robbie Bell. We have determined that such directors satisfy the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Robbie Bell qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are Robbie Bell, Yang Meng, and Tom Minor. Tom Minor serves as chair of the committee. The compensation committee’s responsibilities will include:

•        evaluating the performance of our chief executive officer considering such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of directors the compensation of our directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nominating Committee

The members of our nominating committee are Tom Minor, S. Ko-yung (Sarah) Lee, and Xiaobing Wang. Xiaobing Wang serves as chair of the committee. The nominating committee’s responsibilities will include:

•        developing and recommending to the board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nominating committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Risk Control and Education Development Committee

The members of our risk control and education development committee will be Yang Meng, Chenyan Xu, and S. Ko-yung (Sarah) Lee. S. Ko-yung (Sarah) Lee will serve as chair of the committee. The risk control and education development committee’s responsibilities will include: overseeing our major risks and compliance matters, and establishing mechanisms for risk identification, assessment, and remediation; regularly evaluating teaching quality, learning outcomes, and complaint handling for kindergartens, special education, and online tutoring; focusing on data security, protection of minors, social responsibility, and sustainable development; promoting educational equity, resource efficiency, and long-term value creation; and supervising the achievement and disclosure of relevant annual objectives.

Terms of Directors

In accordance with our amended and restated articles of association, each of our directors serves for a term of one year and retires from office at every annual general meeting of shareholders. If at any such meeting the place of a retiring director is not filled, the retiring director shall, if willing to act, be deemed to have been re-elected. If it is resolved not to fill such vacated office, or a motion for the re-election of such director shall have been put to the meeting and lost, the director shall not be re-elected unless this would result in the number of directors falling below the minimum number of directors required. See “Description of Share Capital and Articles of Association — Articles of Association — Appointment and retirement of directors.”

Code of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all our directors, officers, employees and advisors. We will make our code of business conduct and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated articles of association, as amended from time to time. The code of conduct and ethics and corporate governance guidelines all become effective upon completion of this offering.

Executive Officer and Director Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by giving three months prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as committing gross misconduct or ceasing to be eligible to work in the UK. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

Our directors are engaged pursuant to either service agreements or letters of appointment, as applicable. These arrangements are consistent with market practice for UK public companies and provide for the relevant director’s duties, expected time commitment, remuneration, confidentiality obligations and other customary terms. Our non-executive directors are not entitled to any severance or other termination benefits upon cessation of their position.

Executive Officer and Director Compensation

For the fiscal year ended June 30, 2026, we and our subsidiaries paid aggregate cash compensation of approximately £0.6 million to our executive officers and directors as a group. The foregoing figure includes accrued amounts that were awarded during the fiscal year but not yet paid, and included in accrued liabilities, as of June 30, 2026. We make mandatory employer UK National Insurance contributions in respect of eligible executive officers and directors. We also make contributions to personal pension schemes where required by law or contract, including auto-enrolment pension contributions required under UK law. We do not operate a defined benefit pension scheme and do not pay or set aside any other amounts for pensions, retirement or similar benefits for our executive officers or directors beyond these statutory or contractual obligations.

During the fiscal year ended June 30, 2026, no options to purchase ordinary shares were awarded to our executive officers and our directors as a group. See “— Equity Incentive Plans” below.

Equity Incentive Plans

Options and other equity incentive awards are outstanding and may be issued in the future under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to the registration statement of which this prospectus is a part.

On November 23, 2023, we adopted a share option plan, or the Share Option Plan, for the purpose of enabling the grant of share options to incentivize our employees, consultants and directors and those employees, consultants and directors of our subsidiary companies.

The Share Option Plan permits grants of non-tax advantaged share options, which do not qualify for favorable tax treatment available under schemes approved by the UK tax authority, HM Revenue & Customs, or HMRC.

After giving effect to the Share Subdivision, the Share Option Plan provides for the grant of options over up to 2,408,640 ordinary shares. As of June 30, 2026, options over 1,424,000 ordinary shares had been granted under the Share Option Plan, of which options over 1,152,000 ordinary shares remained outstanding and options over 272,000 ordinary shares had lapsed. Accordingly, as of June 30, 2026, 1,256,640 ordinary shares remained available for future grants under the Share Option Plan.

Options and other equity incentive awards may be granted in the future under the Share Option Plan. The foregoing summary is qualified in its entirety by reference to the terms of the Share Option Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Class of Share.    An option granted under the Share Option Plan entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for our ordinary shares.

Exercise Conditions.    Options granted under our Share Option Plan may be granted subject to vesting schedules, performance targets or other conditions which must be satisfied or waived before exercise. Exercise conditions may be waived or varied by our board of directors, provided that any variation shall be (in the reasonable opinion of our board of directors) a fairer measure of performance of the exercise conditions which relates to a measure of performance and no more difficult to satisfy than the original exercise condition.

Each option grant is documented through an option certificate. Most of the option agreements entered into under the Share Option Plan provide that a certain amount of unexercised options are exercisable upon one of the following events and after one and two years after one of the following events: (i) the admission of part of or the entirety of issued share capital to listing on the NYSE American; (ii) a sale of our company; or (iii) a disposal of all or a substantial part of the business and assets of the company, and in the case of (ii) and (iii) where the board of directors decides an option is exercisable.

Lapse of Options.    If not otherwise lapsed in accordance with the provisions of the Share Option Plan, an option granted under the Share Option Plan shall lapse as specified in the option certificate.

If an option holder dies, his or her personal representatives may exercise his or her options within a period specified by the board of directors and ending no later than 12 months after the date of their death, and only to the extent that any exercise conditions have been met at the time of death. Failing such exercise the deceased option holder’s options shall lapse at the first anniversary of the option holder’s death.

Adjustment of Awards.    In the event that there is any variation in our company’s share capital that affects the value of the options, our board of directors will consider whether to adjust the terms of the option and, if so, our board of directors may make such adjustment as it considers appropriate to the number, class and exercise price of shares subject to each option.

Transferability.    No options under the Share Option Plan may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so.

Amendment.    Our board of directors may amend the plan from time to time, but no amendment may apply to options granted prior to the amendment being made, and materially adversely affect the interests of the option holder, except that the option holders’ consent to such an amendment to be applied to their options.

The number of awards and other interests held by directors and executive officers pursuant to the above arrangements is included in “Principal Shareholders” below.

Insurance and Indemnification

Our amended and restated articles of association provide that, subject to certain limitations, we may indemnify our directors and executive officers to the maximum extent allowed under applicable law against any losses or liabilities that they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our ordinary shares as of the date of the registration statement of which this prospectus is a part by:

•        each of our executive officers and directors;

•        all of the executive officers and directors as a group; and

•        each person known to us who will beneficially own more than 5% of our ordinary shares.

Percentage ownership prior to this offering is based on 37,676,608 ordinary shares expected to be outstanding immediately prior to this offering, after giving effect to the Share Subdivision described elsewhere in this prospectus. Percentage ownership after this offering is based on 41,676,608 ordinary shares expected to be outstanding immediately following completion of this offering, assuming the issuance and sale by us of 4,000,000 ordinary shares in this offering and no exercise of the underwriters’ option to purchase additional ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

For further information regarding material transactions between us and our principal shareholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated below, the address for each beneficial owner listed is c/o iStep Learning plc, 80 Coleman Street, Suite 6.05, London EC2R 5BJ, United Kingdom.

The following table does not reflect any ordinary shares that may be purchased in this offering. If any ordinary shares are purchased by our executive officers, directors or their respective affiliated entities, the number and percentage of the ordinary shares beneficially owned by them after this offering will differ from those set forth in the following table.

	Number of ordinary shares beneficially owned before this offering		Number of ordinary shares beneficially owned after this offering
Name of beneficial owners	Number	Percent	Number	Percent
Executive Officers and Directors
Chenyan Xu	—	—	64,000	*
Jonathan Shaw	—	—	53,334	*
Pu (Heather) Du	—	—	21,334	*
Xui Ren	—	—	—	—
Xiaobing Wang	—	—	32,000	*
Yang Meng(1)	9,600,000	25.5%	9,632,000	23.1%
Robbie Bell	—	—	—	—
S. Ko-yung (Sarah) Lee	—	—	—	—
Thomas Minor	—	—	—	—
All executive officers and directors as a group (9 persons)	9,600,000	25.5%	9,802,668	23.4%

5% or Greater Shareholders
Aurevia Education Limited(3)	19,750,848	52.4%	19,750,848	47.4%
Dongyu (Patrick) Lou(4)	4,480,000	11.9%	4,480,000	10.8%
Jun Wang(5)	2,461,568	6.5%	2,461,568	5.9%

____________

*        Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)      Owned by Asa Education Holding Ltd, a company incorporated in England and Wales of which Mr. Meng is the indirect 100% owner.

(2)      Excludes 405,396 unvested ordinary shares issuable upon the vesting of outstanding share options that are not exercisable within 60 days.

(3)      Aurevia Education Limited became the registered holder of these shares on June 30, 2026 following an internal reorganization of the Jiayi Education group pursuant to which Jiayi International Education Investment Group Limited transferred all of the ordinary shares in our company it owned to Aurevia Education Limited. The transfer did not result in any change in our ultimate beneficial ownership. Investment and voting decisions with respect to the ordinary shares held by Aurevia Education Limited are made by the board of directors of its indirect sole owner Jiayi Education Holdings Limited, which board of directors consists of the following individuals: Xiaobing Wang; Chenyan Xu and Patrick Parsons. Such investment and voting decisions may only be made by the board of directors of Jiayi Education Holdings Limited acting collectively, and therefore each individual director of Jiayi Education Holdings Limited disclaims beneficial ownership of such ordinary shares except to the extent of any indirect economic interest he or she may have through an equity interest held in Jiayi Education Holdings Limited. None of the directors of Jiayi Education Holdings Limited directly owns any shares or other equity interests in iStep Learning plc. The address of Aurevia Education Limited is Harscombe House 1 Darklake View, Estover, Plymouth, England, PL6 7TL. The address of Jiayi Education Holdings Limited is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

(4)      Owned by Annsprint Limited, a company incorporated in England and Wales of which Mr. Lou is the 100% owner.

(5)      Owned by Full Harvest UK Ltd, a company incorporated under the laws of England and Wales of which Mr. Jun Wang is the 100% owner.

Significant Historical Changes to Our Shareholding

See “Description of Share Capital and Articles of Association — Issued Share Capital” for a description of the history of our share issuances.

The following changes in the percentage ownership held by our major shareholders have occurred since our inception:

In September 2023, the entire issued share capital in our company was transferred from Yang Meng, a director and shareholder of our company, to Jiayi International.

In November 2023, Asa Education, a company wholly-owned by Yang Meng, transferred 70,000 of our ordinary shares to UNILS International (HK) Limited, a Hong Kong company wholly owned by Dongyu (Patrick) Lou. As a result of this transfer, Asa Education’s percentage ownership interest in our company decreased from 43.3% to 29.3%.

On June 30, 2026, Jiayi International transferred 308,607 ordinary shares, comprising all of the ordinary shares in our company it owned, to Aurevia Education. As both Jiayi International and Aurevia Education are indirectly wholly owned by Jiayi Education, the transfer did not result in any change in the ultimate beneficial ownership of our company.

On July 14, 2026, UNILS International (HK) Limited transferred 70,000 Class A ordinary shares, comprising all of the ordinary shares in our company it owned, to Annsprint Limited. As both UNILS International (HK) Limited and Annsprint Limited are under the control of the same beneficial owner, the transfer did not result in any change in the ultimate beneficial ownership of our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that we have entered into since our inception with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Shareholders’ Agreement

On December 20, 2023, we entered into an Investment Agreement (the “Investment Agreement”) with Full Harvest UK Limited, Jiayi International, Info Creative (HK) Limited, Chuang Capital EduTech London Limited, Asa Education Holding Ltd and UNILS International (HK) Limited (collectively the “Original Shareholders”). On December 19, 2025, the Investment Agreement was superseded and replaced by a Shareholders’ Agreement among the Original Shareholders, us and Homaster Co., Ltd and SW Home Investment Ltd (the “Shareholders’ Agreement”). In connection with the transfer by Jiayi International of all of its ordinary shares in our company to Aurevia Education on June 30, 2026, Aurevia Education has acceded to the Shareholders’ Agreement and Jiayi International has ceased to be a party. The Shareholders’ Agreement provides for restrictions on the ability of the shareholders party to the agreement to transfer their shares. However, the Shareholders’ Agreement provides that such provisions will automatically terminate immediately prior to this offering.

Company Lock-up Agreements

We have agreed with the underwriters, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the Representative. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 6 months from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month lock-up restrictions. These agreements are described below under the section captioned “Underwriting.”

Subscription of Our Share Capital

The following table summarizes subscriptions of our share capital by our directors, executive officers and holders of more than 5% of any class of our share capital as of the date of such transactions:

Participant	Date	Number of Ordinary Shares		Per Share Purchase Price	Aggregate Purchase Price
Yang Meng(1)	May 9, 2023	1,000	(2)	£1.00	£1,000
Jiayi International Education Investment Group Limited(3)	September 29, 2023	279,000	(2)	£14.72	£4,108,200
Asa Education Holding Ltd(4)	September 30, 2023	220,000	(2)	£14.67	£3,227,900
Jiayi International Education Investment Group Limited(3)	December 20, 2023	21,154		£26.00	£550,004
Jiayi International Education Investment Group Limited(3)	January 22, 2026	7,453		£64.55	£481,091

____________

(1)      Yang Meng is a member of our board of directors.

(2)      Ordinary shares which were re-classified as Class A ordinary shares on December 20, 2023.

(3)      On June 30, 2026, Jiayi International transferred 308,607 ordinary shares, comprising all of the ordinary shares in our company it owned, to Aurevia Education. Both Jiayi International and Aurevia Education are indirectly wholly owned by Jiayi Education.

(4)      Asa Education Holding Ltd is indirectly 100%-owned by Yang Meng, a member of our board of directors.

Loans from Related Parties

In June 2024, we received a £100,000 loan from an immediate family member of Chenyan Xu, our CEO. Interest is payable at a rate of 1% per month. As of September 30, 2026, the outstanding balance of this loan was approximately £127,000.

In October 2024 and February 2025, we received loans of £185,000 and £20,000, respectively, from an immediate family member of Xiaobing Wang, the Chair of our board. The loans were interest free and were repaid by us in December 2024 (£110,000), January 2025 (£75,000) and August 2025 (£20,000).

Between September 2023 and March 2025, we received an aggregate of £630,000 in loans from our shareholder Dongyu (Patrick) Lou or entities controlled by him. The loans are interest-free and repayable on demand. We repaid an aggregate of £462,000 of these loans in December 2024 (£230,000), July 2025 (£100,000), October 2025 (£90,000), March 2026 (£12,000), May 2026 (£30,000), and September 2026 (£60,000). As of September 30, 2026, the outstanding balance of these loans was £108,000.

Between September 2023 and March 2025, we received an aggregate of approximately £619,000 in loans from our shareholder Yang Meng or entities controlled by or otherwise related to him. We also assumed, with our acquisition of The Nursery Family, an obligation to repay a £234,000 loan advanced to it by Yang Meng or entities controlled by him prior to the acquisition. The loans are interest-free and repayable on demand. We repaid an aggregate of £245,000 of these loans in December 2024 (£120,000), July 2025 (£65,000), October 2025 (£60,000), and September 2026 (£30,000). Mr. Meng unconditionally forgave part of our indebtedness to him in an aggregate amount of £550,000, which forgiveness was treated as a capital contribution to our company, not involving the issue of new shares or other equity interests, and was credited to accumulated losses in equity. As of September 30, 2026, the outstanding balance of loans from Mr. Meng and related entities to us was approximately £28,000.

Between November 2023 and March 2025, we received an aggregate principal amount of approximately £1.5 million in cash loans from Jiayi International, which loans were interest free and repayable on demand. We also assumed responsibility for settling a loan initially advanced by Jiayi International to The Nursery Family before we acquired The Nursery Family, making the aggregate principal amount we owed to Jiayi International approximately £2.5 million. The loan to The Nursery Family was used by it to acquire its wholly owned subsidiary, Footsteps Childcare Limited, in June 2023. We repaid approximately £0.9 million of these loans in December 2023, approximately £0.3 million in cash and approximately £0.6 million by way of capitalization in an equity issuance. In November 2024, we repaid approximately £0.5 million of such loans in cash. As of June 30, 2025, the outstanding balance on these loans was approximately £1.0 million. On December 18, 2025, Jiayi International forgave £0.45 million in principal amount of our debt to it, which forgiveness was treated as a capital contribution to our company, not involving the issue of new shares or other equity interests. On January 22, 2026, we issued shares in an equity private placement, pursuant to which the remainder of the shareholder loans from Jiayi International in an amount of £0.28 million were settled as consideration for the ordinary shares issued to Jiayi International, as a result of which our shareholder loans from Jiayi International have been fully repaid.

Agreements With Executive Officers and Directors

We have entered into service agreements with the members of our senior management. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Management — Executive Officer and Director Agreements” and “— Executive Officer and Director Compensation.”

Belong Education Agreements with Xuhui Ren

On November 20, 2025, we established an 80%-owned joint venture Belong Education Ltd., to serve as an investment platform for our expansion into the provision of special educational needs and disabilities (SEND) schools. As from April 14, 2026, Belong Education is accounted for as our subsidiary. Belong Education is 20% owned by Xuhui Ren through his wholly-owned company Metaverse School Limited. Mr. Ren serves as the CEO of Belong Education. The Grolife Acquisition is planned to be made by Belong Education. In establishing Belong Education, we subscribed for 400,000 shares of £1 par value and Mr. Ren subscribed for 100,000 shares of £1 par value, as a result of which we own 80% of the share capital of Belong Education and Mr. Ren owns 20%. We believe that this ownership structure is appropriate in light of Mr. Ren’s substantial experience in the UK specialist education sector, including identifying and executing education-sector acquisitions, supporting school governance and operational improvement initiatives and developing SEND-focused education projects, and it is designed to align his long-term interests with the growth and strategic development of Belong Education.

Shareholders’ Agreement.    We, Metaverse School Limited and Belong Education entered into a shareholders’ agreement dated November 20, 2025, as amended on April 14, 2026, in relation to Belong Education. Metaverse School Limited is wholly owned by Xuhui Ren. Terms of the shareholders’ agreement include the following:

•        We have a right of first refusal on any transfer by Metaverse of its shares in Belong Education, giving us priority to acquire its interest and control over any third-party sale.

•        We are required to provide certain accounting, human resources, marketing and information technology services to Belong Education at no cost until the earlier of Belong Education generating annual revenue in excess of £5 million or our shareholding falling below 51%, after which such costs are borne by Belong Education.

•        The agreement does not include minority veto or reserved matter provisions, and accordingly, when read together with the articles of association (as described below), we retain effective control over the strategic and operational decision-making of Belong Education.

Articles of Association.    Under Belong Education’s articles of association, directors are appointed and removed by ordinary resolution. As a result of our 80% shareholding, we can appoint and remove all directors of Belong Education. We also control all shareholder resolutions, including both ordinary and special resolutions. While Belong Education’s board directs and oversees the management of Belong Education, our ability to control the composition of the board means we have effective control over its strategic and operational decision-making in practice. The articles also include customary drag-along and tag-along provisions, under which holders of at least 75% of the ordinary shares can require all other shareholders to sell their shares to a bona fide purchaser on the same terms, and minority shareholders are entitled to participate on an equivalent basis in any sale that would result in a change of control.

See “Risk Factors — Risks Relating to Our Proposed Acquisition of Grolife — Our Belong Education subsidiary, which is proposed to acquire Grolife, has a substantial non-controlling interest owned by a member of our management, and our arrangements with such minority shareholder could have an adverse effect on our business.”

Share Option Grants to Directors and Executive Officers

We have granted share options to certain of our directors and executive officers. For more information regarding the share options granted to our directors and named executive officers, see “Management — Equity Incentive Plans.”

Indemnification and Insurance

We have entered into deeds of indemnity with our executive officers and directors. Our amended and restated articles of association permit us to indemnify our executive officers and directors to the extent permitted by law. See “Management — Insurance and Indemnification.”

Transactions and Relationships with Jiayi International

We have entered into a number of transactions with Jiayi International. Prior to transferring all of the ordinary shares in our company it owned to Aurevia Education on June 30, 2026, Jiayi International owned 52.4% of our ordinary shares. Both Jiayi International and Aurevia Education are indirectly wholly owned by Jiayi Education.

In May 2023, we entered into a Managed Services Agreement with Jiayi International, pursuant to which Jiayi International provided the services of Chenyan Xu, who was then an employee of Jiayi International, to us for an annual fee of £110,000. The Managed Services Agreement was terminated on March 31, 2025.

On September 29, 2023, we acquired Bambinos from Jiayi International by way of a share-for-share exchange.

As of June 30, 2025, we had a receivable from Jiayi International of £0.23 million, which was the result of a dividend that was paid by our Bambinos subsidiary to Jiayi International in the fiscal year ended June 30, 2024, where it was subsequently determined that Bambinos had insufficient profits available to pay the full dividend. In November 2025, Jiayi International repaid this amount to us in full.

See also “— Loans from Related Parties” above.

Related Person Transactions Policy

In connection with the consummation of this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee will have the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our ordinary shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our amended and restated articles of association and highlights certain differences in corporate law in the United Kingdom and the United States. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our amended and restated articles of association to be in effect upon completion of this offering, which is included as an exhibit to the registration statement of which this prospectus is part.

General

We are a public company with limited liability incorporated pursuant to the laws of England and Wales on May 9, 2023. We are registered with the Registrar of Companies in England and Wales under company number 14857880, and our registered office is at 80 Coleman Street, Suite 6.05, London, EC2R 5BJ, United Kingdom. The principal legislation under which we operate and our shares are issued is the Companies Act.

Prior to completion of this offering, certain resolutions will be passed by our shareholders. These include resolutions for:

•        The adoption of amended and restated articles of association that will become effective upon the completion of this offering. See “— Articles of Association” below.

•        The general authorization of our directors for purposes of section 551 Companies Act to issue shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £            for a period expiring on            .

•        The empowering of our directors pursuant to section 570 Companies Act to issue equity securities for cash pursuant to the section 551 authority discussed above as if the statutory pre-emption rights under section 561(1) Companies Act did not apply to such allotments.

Issued Share Capital

As of the date of this prospectus, our issued share capital consists of 37,676,608 ordinary shares outstanding following the Share Subdivision with a nominal value of £0.015625 per share. On October 16, 2026, we effected a subdivision of our ordinary shares pursuant to which each issued ordinary share with a nominal value of £1.00 was subdivided into 64 ordinary shares with a nominal value of £0.015625 each.

Our issued share capital as of June 30, 2026 was £588,697, divided into 588,697 ordinary shares of £1.00 each. Each issued ordinary share is fully paid.

A summary of increases in, and changes to our issued share capital is set out below:

•        On May 9, 2023, 1,000 ordinary shares were issued in connection with our incorporation;

•        On September 29, 2023, we issued 279,000 ordinary shares;

•        On September 30, 2023, we issued 220,000 ordinary shares;

•        On December 20, 2023, we issued 76,923 ordinary shares; and

•        On January 22, 2026, we issued 11,774 ordinary shares.

Ordinary Shares

Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Any distribution made as result of winding-up, dissolution or liquidation of our company and any dividend declared will be distributed in proportion to the number of fully paid ordinary shares held.

Articles of Association

As described above, prior to this offering, our shareholders will pass a special resolution to adopt new articles of association which will become effective upon the completion of this offering. The following is a summary of certain provisions of the new articles of association.

Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our amended and restated articles of association that will become effective upon the completion of this offering, which is included as an exhibit to the registration statement of which this prospectus is a part.

Shares and Rights Attaching to Them

General.    All ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act and any other relevant legislation, our board of directors may, from time to time, allot and issue shares following an ordinary resolution of the shareholders granting authority to the directors to allot shares (and if applicable, and not already disapplied, a special resolution to disapply pre-emption rights).

Our shares may be issued with or have attached to them any preferred, deferred, qualified or other special rights or restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as set out in our amended and restated articles of association or as the shareholders may determine by ordinary resolution (or, if the shareholders have not so determined, as our board of directors may determine).

Voting rights.    Subject to any other provisions of our amended and restated articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders are as follows. Shareholders shall vote on all resolutions on a poll. On a poll, each shareholder present in person or by proxy or, with respect to a corporation, by a duly authorized representative has one vote for each share held by the shareholder. We are prohibited from exercising any rights to attend or vote at meetings in respect of any shares held by us as treasury shares.

Restrictions on voting where sums overdue on shares.    None of our shareholders is entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him or her unless all calls or other sums payable by him or her, together with interest and expenses (if any) in respect of that share have been paid or as the board of directors determines otherwise.

Calls on shares.    The directors may from time to time make calls on shareholders in respect of any amounts unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay the called amount on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment and whether or not by installments. Under our amended and restated articles of association, a period of “clear days” excludes the day on which a notice is given or deemed to have been given and the day for which it is given or on which it is to take effect. If a shareholder fails to pay any part of a call, the board of directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment of the unpaid amount (and any accrued interest and any expenses incurred by the company by reason of such non-payment) and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the board of directors. Such forfeiture shall include all dividends declared or other monies payable in respect of the forfeited shares and not paid before the forfeiture.

Dividends.    Subject to the Companies Act and the provisions of all other relevant legislation, we may by ordinary resolution declare dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the board of directors. If, in the opinion of the board of directors, our profits available for distribution justify such payments, the board of directors may pay fixed dividends payable on any of our shares with preferential rights, half-yearly or otherwise, on fixed dates and from time to time pay interim dividends to the holders of any class of shares. Subject to any special rights attaching to, or terms of issue of, any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be payable to us in respect of any shares held by us as treasury shares.

We may, upon the recommendation of the board of directors, by ordinary resolution, direct payment of a dividend wholly or partly by the distribution of specific assets, and in the case of an interim dividend, may so direct without the authority of an ordinary resolution.

All dividends unclaimed for one year after having been declared may be invested or otherwise used at the directors’ discretion for our benefit until claimed (subject as provided in the amended and restated articles of association), and all dividends unclaimed after a period of 12 years from the date when such dividend became due for payment shall (if the board so resolves) be forfeited.

The board of directors may, if so authorized by ordinary resolution passed at any general meeting, offer any holders of the ordinary shares the right to elect to receive in lieu of that dividend an allotment of ordinary shares credited as fully paid.

We may cease to send any cheque or warrant by mail or may stop the transfer of any sum by any bank or other funds transfer system for any dividend payable on any of our shares, which is normally paid in that manner on those shares if in respect of at least two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, we do not have to send any dividends or other monies payable in respect of that share due to that person until they notify us of an address to be used for the purpose.

We or the directors by resolution may specify a “record date” on which persons registered as the holders of shares shall be entitled to receipt of any dividend.

Distribution of assets on winding-up.    Subject to any special rights attaching to, or the terms of issue of any shares, on any winding-up of the company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of shares and the amounts paid up on those shares.

On any winding-up of the company, the liquidator may with the authority of a special resolution of the company and any other authority required by law, divide among our shareholders (excluding the company itself to the extent that it is a shareholder by virtue of its holding any shares or treasury shares) in specie or in kind the whole or any part of our assets. This applies whether the assets shall consist of property of one kind or different kinds. For this purpose, the liquidator may set such value as the liquidator considers fair on any asset or assets and may determine how to divide it between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution and any other authority required by the law, transfer all or any part of the assets to trustees on such trusts for the benefit of shareholders as the liquidator decides. Where the liquidator divides or transfers any assets in pursuance of the powers in our amended and restated articles of association, no shareholder shall be required to accept any asset in respect of which there is a liability.

Variation of rights.    The rights or privileges attached to any class of shares may be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the approval of a special resolution passed at a separate general meeting of the shareholders of that class.

Transfer of shares.    All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the board of directors and permitted by the Companies Act and any other relevant legislation.

The board of directors may refuse to register a transfer of a share in certificated form (or renunciation of a renounceable letter of allotment) unless:

(a)     it is for a share which is fully paid up;

(b)    it is for a share upon which we have no lien;

(c)     it is only for one class of share;

(d)    it is in favor of a single transferee or no more than four joint transferees;

(e)     it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty (if this is required); and

(f)     it is delivered for registration to our registered office (or such other place as our board may determine), accompanied (except in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by the transferor or person renouncing or, if the transfer or renunciation is executed by some other person on their behalf, the authority of that person to do so.

Capital variations.    We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares or sub-divide our shares, or any of them, into shares of a smaller nominal amount than our existing shares. Subject to the provisions of the Companies Act and any other applicable legislation, we may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account and may redeem (in so far as those shares may be redeemable) or purchase any of our own shares.

Pre-emption rights.    There are no rights of pre-emption under our amended and restated articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in the company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting in accordance with the provisions of the Companies Act.

Directors

Number.    Unless and until we in a general meeting of our shareholders otherwise determine by special resolution, the number of directors comprising our board of directors shall be at least two and subject to a maximum number of seven.

Borrowing powers.    Our board of directors may exercise all the powers of the company to borrow money, indemnify and guarantee, mortgage or charge all or any part of the undertaking, property and assets (present and future), and uncalled capital, create and issue debentures and other securities, and give security either outright or as collateral security for any debt, liability, or obligation of ours or of any third party.

Directors’ interests and restrictions

The board of directors may, in accordance with our amended and restated articles of association authorize any matter or situation proposed to them by any Director which would, if not authorized, involve a member of our board of directors breaching their duty under the Companies Act to avoid conflicts of interest. A director seeking authorization in respect of a conflict of interest shall declare to the board of directors the nature and extent of their interest in a conflict of interest as soon as is reasonably practicable. The director shall provide the board of directors with such details of the matter as are necessary for the board of directors to decide how to address the conflict of interest together with such additional information as may be requested. The director in question may not be taken into account for any requirement for quorum or voting in connection with any authorization for participation by the director in question.

A director of the board of directors of the company cannot vote or be counted in the quorum on any resolution relating to any transaction or arrangement with the company in which the director has an interest and which may reasonably be regarded as likely to give rise to a conflict of interest but can vote (and be counted in the quorum) on the following:

•        any security, guarantee or indemnity for any money or any liability which the director, or any other person, has lent or obligations the director or any other person has undertaken at the request, or for the benefit, of the company or any of its subsidiary undertakings;

•        any security, guarantee or indemnity to any other person for a debt or obligation which is owed by the company or any of its subsidiary undertakings, to that other person if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

•        a proposal or contract relating to an offer of any shares or debentures or other securities for subscription or purchase by the company or any of its subsidiary undertakings, if the director takes part because they are a holder of shares, debentures or other securities, or if they take part in the underwriting or sub-underwriting of the offer;

•        any arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only gives the director benefits which are also generally given to employees to whom the arrangement relates;

•        any arrangement involving any other company if the director (together with any person connected with the director) has an interest of any kind in that company (including an interest by holding any position in that company or by being a shareholder of that company). This does not apply if the director knows that the director is, to their knowledge (either directly or indirectly) the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company;

•        a contract relating to insurance which the company can buy or renew for the benefit of the directors or a group of people which includes directors; and

•        a contract relating to a pension, superannuation or similar scheme or a retirement, death, disability benefits scheme or employees’ share scheme which gives the director benefits which are also generally given to the employees to whom the scheme relates.

Remuneration

Each of our directors may be paid a fee at such rate as may from time to time be determined by the board of directors.

If by arrangement with the board of directors any director shall perform or render any special duties or services outside of their ordinary duties as a director and not in their capacity as a holder of employment or executive office, they may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by our board of directors, and may be in addition to or instead of any fee payable to them for serving as a director.

Pensions and other benefits

The board of directors may provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for any person (and any member of their family, including a spouse or former spouse and dependents) who is or has at any time been a director or employee of the company, of any company which is or was a holding company or a subsidiary undertaking of the company, any company which is or was allied to or associated with the company or a subsidiary undertaking or holding company of the company, or a predecessor in business of the company or a holding company or of any holding company or subsidiary undertaking of the company.

Appointment and retirement of directors

The board of directors may at any time appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board of directors. The company may, by special resolution, appoint any person who is willing to act as a director where the board of directors has not recommended the appointment. The company may also, by ordinary resolution, appoint any person who is willing to act as a director, provided the appointment has been recommended by the board of directors.

No person, other than a retiring director (by rotation or otherwise), shall be appointed or re-appointed a director at any general meeting unless they are recommended by the board of directors or at least seven but not more than 42 clear days before the date appointed for the meeting the company has received notice from a shareholder (other than the person proposed) entitled to vote at the meeting of intention to propose a resolution for the appointment or re-appointment of that person, stating the particulars which would, if they were so appointed or re-appointed, be required to be included in the company’s register of directors and a notice executed by that person of their willingness to be appointed or re-appointed, is lodged at the registered office of the company.

One third of the board of directors (not including the Chair of the board of directors), or if their number is not three or a multiple of three then the number nearest but not exceeding one third, shall retire by rotation at each annual general meeting of the company. The board of directors shall determine the allocation of directors that shall retire by rotation and, where there is disagreement as to the allocation, the Chair of the board of directors shall so determine the allocation of directors. No director of the company will be required to retire pursuant to the articles in our amended and restated articles of association pertaining to retirement by rotation until the third annual general meeting following their appointment. A retiring director may offer themselves for re-appointment by the shareholders of the company and a director that is so re-appointed will be treated as continuing in office without a break. A director who retires at an annual general meeting shall (unless removed from office or such office is vacated in accordance with our amended and restated articles of association) retain office until the close of the meeting at which they retire or (if earlier) when the resolution to re-appoint them is put to the meeting and lost.

Company name.    The board of directors may resolve to change our company name.

Indemnity of officers.    Without prejudice to any indemnity to which a director or other officer or former director or other officer of the company or an associated company is otherwise entitled, each director or other officer or former director or other officer of the company or an associated company shall be indemnified out of the company’s assets against all relevant costs, charges, losses, expenses and liabilities incurred by him or her in that role in the actual or purported execution and/or discharge of their duties including any liability incurred by the officer in defending any civil or criminal proceedings, in which judgment is given in the officer’s favor or in which the officer is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on the officer’s part or in connection with any application in which the court grants the officer, in their capacity as an officer, relief from liability for negligence, default, breach of duty or breach of trust in relation to the company’s (or any associated company’s) affairs and the company may provide any such officer with funds to meet expenditure incurred or to be incurred by them in connection with any proceedings or application referred to in this paragraph and otherwise may take any action to enable any such relevant officer to avoid incurring such expenditure.

The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director as described in “— Differences in Corporate Law — Liability of Directors and Officers.”

Shareholders’ Meetings

Annual general meetings.    An annual general meeting shall be held once a year, at such time (consistent with the terms of the Companies Act) and place, including partly (but not wholly) by means of electronic facility or facilities, as may be determined by our board of directors.

Calling of general meetings.    The board of directors may call a general meeting of shareholders. The board of directors must call a general meeting if the shareholders and the Companies Act require them to do so. The arrangements for the calling of general meetings are described in “— Differences in Corporate Law — Notice of General Meetings” below.

Quorum of meetings.    No business shall be transacted at any general meeting unless a quorum is present. If a quorum is not present a chair of the meeting can still be chosen, and this will not be treated as part of the business of the meeting. Two shareholders present in person or by proxy and entitled to attend and to vote on the business to be transacted shall be a quorum.

Sale.    The company shall not, without the prior approval of a special resolution, sell, lease, transfer or dispose of all or substantially all of the assets of the company and its subsidiaries (taken as a whole) or enter into any merger, consolidation, scheme of arrangement or other transaction or series of transactions with equivalent economic effect.

Other United Kingdom Law Considerations

Mandatory purchases and acquisitions.    Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The “squeeze-out” of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, to be held on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out.    The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or agreed to acquire not less than 90% in value of our voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of interest in shares.    Pursuant to Part 22 of the Companies Act and our amended and restated articles of association, we are empowered to require, by notice in writing, any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, within 14 days from the service of the notice to disclose to us particulars of that person’s own interest.

Under our amended and restated articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question, the board of directors may by notice direct that:

•        the shareholder shall not be entitled in respect of those shares to be present or to vote or to exercise any other right conferred by membership in relation to any such poll; and

•        where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares), any dividend or other money payable for such shares shall be withheld by the company, which shall not have any obligation to pay interest on it, and shareholder shall not be entitled to elect, pursuant to our amended and restated articles of association, to receive shares instead of that dividend, and no transfer, other than an excepted transfer, of any shares held by the shareholder shall be registered unless the shareholder themselves are not in default of supplying the required information and the shareholder proves to the satisfaction of the board of directors that no person in default of supplying such information is interested in any of the shares that are the subject of the transfer.

Purchase of own shares.    Under English law, a limited company may only purchase its own shares out of its distributable profits or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided it is not restricted from doing so by its articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Shareholder rights.    Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our members. For English law purposes, our members are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. In the case of shares held in a settlement system operated by the Depository Trust Company, or DTC, the registered member will be DTC’s nominee, Cede & Co. If a person who holds their ordinary shares in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ordinary shares from the settlement system operated by DTC and become the registered holder of the shares in our register of members. A withdrawal of shares from DTC may have tax implications, for additional information on the potential tax implications of withdrawing your shares from the settlement system operated by DTC, see “Material Tax Considerations — Material UK Tax Considerations.”

City Code on Takeovers and Mergers.    The UK City Code on Takeovers and Mergers will not apply to takeover transactions for us because our shares are not admitted to trading or quoted in the United Kingdom.

Distributions and dividends.    Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

(a)     if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

(b)    if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Exchange controls.    There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash, cash equivalents and short-term deposits for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in the amended and restated articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against their removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which they are a part.

Vacancies on the Board of Directors

Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation; or (ii) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

	England and Wales	Delaware
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings

Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

	England and Wales	Delaware
Quorum

Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights

Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares;” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
Authority to Allot

Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which they are convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
Voting Rights

For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chair of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

	England and Wales	Delaware
Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and

•   the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:

•   to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, clients and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;

•   to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner they reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an

England and Wales	Delaware

•   to act in accordance with our constitution and only exercise their powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill, and diligence;

•   not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and

•   a duty to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

•   Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

We have applied to list our ordinary shares on the NYSE American under the symbol “ISTL.”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of our ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Ordinary Shares” for more information.

Upon completion of this offering, we will have 41,676,608 ordinary shares outstanding, or 42,276,608 ordinary shares outstanding if the underwriters exercise their option to purchase additional ordinary shares from us in full.

All of the ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ordinary shares will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

Of the ordinary shares held by existing shareholders,            shares will be subject to the contractual              or       -day lock-up period described below. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the number of our ordinary shares then outstanding, which will equal approximately            ordinary shares immediately after this offering; or

•        the average weekly trading volume of our ordinary shares on the NYSE American during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, executive officers, directors, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed with the underwriters, subject to certain customary exceptions, not to offer, pledge, sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into, exercisable for, or exchangeable into our ordinary shares for a period of 180 days from the date of this prospectus, except with the prior written consent of the Representative. In addition, all of our directors, executive officers and holders of 10% or more of our outstanding ordinary shares upon completion of this offering have agreed to the same restrictions for a period of 12 months from the date of this prospectus. All of our other shareholders have agreed to the same restrictions for a period of 6 months from the date of this prospectus, provided that any shares acquired by such shareholders prior to this offering from our directors, executive officers or holders of 10% or more of our outstanding ordinary shares upon completion of this offering will be subject to the 12-month lock-up restrictions. These agreements are described below under the section captioned “Underwriting.”

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material UK and U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of England and Wales and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change, potentially with retroactive effect.

Material UK Tax Considerations

The following is intended as a general guide to current UK tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from UK taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from UK land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the UK tax regime and not the U.S. tax regime save as set out below under “Material U.S. Federal Income Tax Considerations.”

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“UK Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.

This guide may not relate to certain classes of UK Holders, such as (but not limited to):

•        persons who are connected with the company;

•        financial institutions;

•        insurance companies;

•        charities or tax-exempt organizations;

•        collective investment schemes;

•        pension schemes;

•        market makers, intermediaries, brokers or dealers in securities;

•        persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are, have been or will become officers or employees of the company or any of its affiliates; and

•        individuals who are subject to UK taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN UK TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of UK tax.

Income Tax

An individual UK Holder may, depending on their particular circumstances, be subject to UK tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual UK Holder in the 2024/25 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a taxable permanent establishment to which the ordinary shares are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case although certain conditions must be met. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).

Chargeable Gains

A disposal or deemed disposal of ordinary shares by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ordinary shares, the current applicable rate will be 20%. For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of UK corporation tax (currently 25%) would apply.

A holder of ordinary shares that is not resident for tax purposes in the United Kingdom should not normally be liable to UK income tax, capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the

United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.

Transfers of Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Transfers Into (or Between) Depositary Receipt Issuers and Clearance Services

Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a ”depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986 (a “section 97A election”). No such charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service.

The 1.5% UK stamp duty and SDRT charges should not, however, arise on a transfer of UK shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is of an “exempt capital-raising instrument” or an “exempt listing instrument,” as defined in Finance Act 2024.

Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to UK stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, the transfer of our ordinary shares on completion of this offering from the depositary receipt issuer to the nominee for DTC should not give rise to a liability to UK stamp duty or SDRT. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

No stamp duty or SDRT should be required to be paid on a transfer of our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.

Material U.S. Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to United States Holders (as defined below) of ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax considerations that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum taxes (including the corporate alternative minimum tax on financial statement income), holders that acquired the ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.

This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax considerations other than U.S. federal income tax considerations (such as considerations arising under the federal estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States has primary supervision over the administration of the trust and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the U.S. federal income tax considerations relevant to acquiring, owning, and disposing of the ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

If we make any distributions, subject to the discussion below under “— Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on the ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.

United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a distribution on the ordinary shares. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States — United Kingdom income tax treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE American, as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If the ordinary shares are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for a dealer as specifically defined under the PFIC rules. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for 2024 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares at this initial offering and the future price, which could fluctuate significantly. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares. If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a PFIC, as described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a United States Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange” (which includes the NYSE American). If a United States Holder makes an effective mark-to-market election, such United States Holder will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares, and will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Gain or loss on a sale or exchange of the ordinary shares will be treated similarly. If a United States Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a United States Holder will not include in income mark-to-market gain or loss) unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election generally cannot be made for equity interests in Lower-tier PFICs, United States Holders generally will continue to be subject to the PFIC rules with respect to their indirect interest in any Lower-tier PFICs. As a result, distributions from, and dispositions of, Lower-tier PFICs, as well as certain other transactions, generally will be treated as distributions or dispositions subject to the special tax rules above, even if a mark-to-market election is made. United States Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any Lower-tier PFICs. If we are a PFIC, a timely election to treat us as a qualified electing fund treatment would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election.

For each taxable year we are considered a PFIC, a United States Holder will be subject to annual information reporting requirements under the PFIC rules, including the filling of IRS Form 8621. A failure to file forms as required may toll the running of the statute of limitations in respect of each of the United States Holder’s taxable years for which such form is required to be filed.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with ARC Group Securities LLC, as representative of the several underwriters named therein (the “Representative”). The underwriters may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in this offering. Subject to the terms and conditions of the Underwriting Agreement, each of the underwriters will agree to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts as shown on the cover page of this prospectus.

Name	Number of Ordinary Shares
ARC Group Securities LLC
Prime Number Capital, LLC
Total	4,000,000

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by it, subject to the approval of certain legal matters by its counsel and the satisfaction of other conditions contained in the underwriting agreement, including the receipt by the Representative of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are not obligated to purchase any ordinary shares under the option to purchase additional ordinary shares described below.

The underwriters are expected to make offers and sales both inside and outside the United States through their selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. The underwriters intend to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a national securities exchange are “covered securities.” If we were unable to meet the listing standards of a national securities exchange, we would be unable to rely on the covered securities exemption from blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a national securities exchange’s listing requirements and our application to list on the exchange is approved.

Option to Purchase Additional Ordinary Shares

Pursuant to the underwriting agreement, we granted the underwriters an option to purchase additional ordinary shares, exercisable for 45 days after the closing date of this offering, to purchase up to an additional 15% of the total number of ordinary shares offered hereby at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriters will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling discount not in excess of $            per ordinary share, assuming an initial public offering price of $            per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus. After this offering, the initial public offering price, underwriting discount, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to their receipt and acceptance and subject to its right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The following table shows the per ordinary share and total offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            ordinary shares.

	Per Ordinary Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriters’ discounts(2)
Proceeds, before expenses, to us	$	$	$

____________

(1)      IPO price per share is assumed to be $            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

(2)      We have agreed to provide the underwriters a discount equal to 7% of the gross proceeds of this offering.

We have agreed to reimburse the underwriters for out-of-pocket accountable expenses, up to an aggregate cap of $200,000, including, but not limited to, travel and due diligence expenses, reasonable fees and expenses of its legal counsel, accountable roadshow expenses, and background checks on our principal shareholders, directors and officers. We have paid the underwriters retainer fees, which will be applied toward and deducted from the underwriting commission payable to the underwriters upon closing of this offering.

Subject to FINRA Rule 5110 (g)(5)(B), we agree that if closing of a transaction in which we (or any of our subsidiaries or our immediate holding entity) sells equity securities (including, without limitation to, common equity, depositary receipts, or shares) of ours, regardless of whether sold by us or holders thereof including securities convertible into ordinary shares or substantially similar securities, or any securities substantially similar thereto, in an offering that is similar to this offering, occurs within six (6) months, after the date of the termination (except in the case of a termination by us for cause, including, but not limited to, bad faith or willful material breach by the underwriters of their obligations, failure to fulfill their obligations or gross negligence or willful misconduct in the performance of their services). Upon completion of such a closing, the underwriters shall remain entitled to the compensation as set forth above with respect to the proceeds raised from the investors introduced or sourced by the underwriters during the engagement period, as if the closing of such sale had occurred during the term of the underwriters’ appointment and authorization hereunder and the securities sold.

Underwriters’ Warrants

In connection with this offering, we have agreed, upon the closing of the offering, to issue to the underwriters, or their designees, warrants to purchase a number of our ordinary shares equal to 3% of the total number of ordinary shares sold in this offering. The warrants will have an exercise price equal to 120% of the initial public offering price of the ordinary shares, will not be exercisable until 180 days after the closing of this offering, and will expire one year after the closing of this offering. The warrants have been deemed compensation by FINRA and are therefore subject to a lock-up period of 180 days following the commencement of sales of this offering pursuant to FINRA Rule 5110(e)(1)(A). Accordingly, neither the underwriters nor their respective affiliates, nor any person acting on their behalf, may sell, transfer, assign, pledge, hypothecate or engage in any hedging transaction with respect to the warrants or the ordinary shares issuable upon their exercise for a period of 180 days following the commencement of sales of this offering, except as permitted by FINRA Rule 5110(e)(2).

Right of First Refusal

We agreed to grant Prime Number Capital, LLC for nine (9) months from the closing of the offering, a right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us comparing to terms offered to us by other underwriters or placement agents, which is exercisable in Prime Number Capital, LLC’s sole discretion. In the event the engagement between the underwriters and us (the “Engagement”) is terminated for any reason, the right of first refusal shall remain in effect for a period of nine (9) months from the date of termination, unless otherwise agreed by the parties in writing. Prime Number Capital, LLC and ARC Group Securities LLC have agreed that, with respect to any transaction consummated pursuant to such right of first refusal, they shall share equally in the fees and compensation arising from or in connection with such transaction, unless otherwise mutually agreed by Prime Number Capital, LLC and ARC Group Securities LLC in writing. For these purposes, investment banking services shall include, without limitation, (a) acting as lead or joint manager for any underwritten public offering; and (b) acting as lead or joint placement agent or initial purchaser in connection with any private offering of our securities. Prime Number Capital, LLC shall notify us of its intention to exercise the right of first refusal within ten days following notice in writing by us. Any decision by Prime Number Capital, LLC to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the underwriter and shall be subject to general market conditions. If Prime Number Capital, LLC declines to exercise the right of first refusal, we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by Prime Number Capital, LLC. The right of first refusal granted may be terminated by us for “Cause,” which shall mean a material breach by Prime Number Capital, LLC of the Engagement or a material failure by Prime Number Capital, LLC to provide the services contemplated under the Engagement.

Lock-Up Agreements

We will agree that we will not, for a period of 180 days following the date of this prospectus, subject to customary exceptions, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with, or confidentially submit to, the SEC, a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the ordinary shares, including but not limited to any options or warrants to purchase ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or any such other securities, or publicly disclose such intention, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or any such other securities, in cash or otherwise (other than the ordinary shares sold in this offering or pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the Representative.

Our executive officers, directors and any holders of 10% or more of our outstanding ordinary shares immediately after the completion of this offering (each an “Insider Lock-Up Party”) will agree that they will not, and will not cause or direct any of their respective affiliates to, for a period of 12 months from the date of this prospectus, subject to customary exceptions (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares (such ordinary shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by any Insider Lock-Up Party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by any Insider Lock-up Party or someone other than any Insider Lock-Up Party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

All other shareholders (each an “Other Lock-Up Party”) will agree to the same restrictions described above as the Insider Lock-Up Parties for a period of 6 months from the date of this prospectus, provided that any shares acquired by such Other Lock-Up Parties from any Insider Lock-Up Party prior to this offering will be subject to the 12-month lock-up restrictions.

See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

We have applied to list our ordinary shares on the NYSE American under the symbol “ISTL.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of its various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. The underwriters and their respective affiliates may also be, and some have been, clients of ours, and may also enter into, and some have entered into, hedging transactions with us.

Pricing of the Offering

Prior to the completion of this offering, there was no public market for our ordinary shares. The initial public offering price of the ordinary shares will be negotiated between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to the prevailing market conditions at the time of the offering, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to its online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters is concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing which could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NYSE American, in the over-the-counter market, or otherwise.

In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary share to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the Representative have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in each relevant Member State.

United Kingdom

No ordinary shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom, except that the ordinary shares may be offered to the public in the United Kingdom at any time:

(a)     to any qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”);

(b)    to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATR), subject to obtaining the prior consent of the Representative for any such offer; or

(c)     in any other circumstances falling within Part 1 of Schedule 1 to the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the United Kingdom means the communication to any person which presents sufficient information on the ordinary shares to be offered and the terms on which they are to be offered to enable an investor to decide to buy or subscribe for the ordinary shares.

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, persons who are qualified investors (as defined in paragraph 15 of Schedule 1 to the POATR) who (i) have professional experience in matters relating to investments and fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the ordinary shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA,

(3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$
FINRA filing fee
Stock exchange listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	$

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee. We will pay all of the expenses of this offering.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Morgan, Lewis & Bockius UK LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Morgan, Lewis & Bockius UK LLP that any final and conclusive monetary judgment for a debt or definite sum obtained against us in United States courts with competent jurisdiction will be given effect by the courts of England and Wales at common law by an action or counterclaim for the amount due under such judgment, without a substantive re-examination of the merits of such judgment, provided that:

•        the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;

•        the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•        the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;

•        the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;

•        the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•        the judgment was not procured by, or impeachable on the grounds of, fraud;

•        the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•        recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•        the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK

Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;

•        there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition; and

•        the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any defenses of set-off or counterclaim against the judgment creditor.

LEGAL MATTERS

The validity of our ordinary shares and other and certain matters of English law and U.S. federal law in connection with this offering will be passed upon for us by Morgan, Lewis & Bockius UK LLP. Certain matters of English law in connection with the offering will be passed upon for the underwriters by Boodle Hatfield LLP. Certain matters of U.S. federal law in connection with the offering will be passed upon for the underwriters by Ye & Associates, P.C.

EXPERTS

The consolidated financial statements of iStep Learning Limited (which subsequently re-registered as iStep Learning plc), as of June 30, 2025 and 2026 and for each of the three years in the period ended June 30, 2026 included in this prospectus have been audited by Enrome LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The current address of Enrome LLP is 77 Robinson Road, #08-02 Robinson 77, Singapore 068896.

The consolidated financial statements of Grolife Limited as of August 31, 2024 and 2025 and for each of the two years in the period ended August, 2025 included in this prospectus have been audited by Buzzacott Audit LLP, independent auditors, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The current address of Buzzacott Audit LLP is 130 Wood Street, London EC2V 6DL.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

In addition, we are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.isteplearning.co.uk. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Our directors and officers are subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act, subject to applicable exemptions, including exemptive relief available to qualifying directors and officers of certain UK foreign private issuers, but are exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

iStep Learning plc — Audited Consolidated Financial Statements

Grolife Limited

__________________________________________________________________

iStep Learning plc

__________________________________________________________________

Consolidated Financial Statements

For the year ended 30 June 2026

iStep Learning plc
Company information

Directors	X Wang Y Meng T Minor R Bell S K Lee

Registered number	14857880

Registered office	Office Suite 6.05 80 Coleman Street London EC2R 5BJ

Independent auditors	Enrome LLP 77 Robinson Road #08-02 Robinson 77 Singapore 068896

iStep Learning plc
Report of Independent Registered Accounting Firm

To the Shareholders and the Board of Directors of
ISTEP LEARNING PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of iStep Learning plc and its subsidiaries (the “Company”) as of 30 June 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years ended 30 June 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the three years ended 30 June 2026, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

Enrome LLP

We have served as the Company’s auditor since 2025.
Singapore

19 October 2026

iStep Learning plc
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 30 June 2026

			(As restated)
	Notes	2026	2025	2024
		£000	£000	£000
Revenue	5	17,938	14,368	7,798
Cost of sales	9	(14,210)	(12,726)	(6,929)
Gross profit		3,728	1,642	869
Other operating income	6	39	23	14
Administration expenses	9	(5,441)	(3,438)	(3,515)
Impairment losses on financial assets	9	(10)	(26)	(15)
Share of loss of joint venture	28	(186)	—	—
Loss from operations		(1,870)	(1,799)	(2,647)
Finance income	10	66	6	14
Finance expense	10	(615)	(549)	(131)
Fair value gains	10	12	31	—
Loss before income tax		(2,407)	(2,311)	(2,764)
Income taxes	11	501	500	310
Loss for the year, representing total comprehensive loss for the year		(1,906)	(1,811)	(2,454)

Loss for the year, representing total comprehensive loss for the year attributable to:
Owners of the parent		(1,884)	(1,811)	(2,454)
Non-controlling interests		(22)	—	—
		(1,906)	(1,811)	(2,454)

Earnings per share (pence)
Basic and diluted loss per share	12	(5)	(5)	(8)

The notes on pages F-10 to F-45 form part of these financial statements.

iStep Learning plc
Consolidated Balance Sheet
As at 30 June 2026

	Notes	2026	2025
		£000	£000
ASSETS
Non-current assets
Goodwill	15	4,816	4,816
Intangible assets	14	1,008	1,387
Property, plant and equipment	13	815	1,146
Right-of-use assets	13	5,358	5,655
Trade and other receivables	17	69	102
Deferred tax asset	11	263	—
Investments held at fair value through profit or loss	16	364	352
Total non-current assets		12,693	13,458

Current assets
Trade and other receivables	17	787	707
Income tax asset		23	34
Cash and cash equivalents	29	946	1,784
Total current assets		1,756	2,525

Total assets		14,449	15,983

EQUITY AND LIABILITIES
Share capital	21	589	577
Share premium reserve	22(a)	6,115	5,380
Merger reserve	22(b)	1,738	1,738
Share-based payment reserve	22(d)	286	265
Retained earnings	22(e)	(5,335)	(4,451)
Equity attributable to owners of the company		3,393	3,509
Non-controlling interests	34(b)	(49)	—

Total equity		3,344	3,509
Non-current liabilities
Borrowings	19	21	32
Lease liabilities	23	5,011	5,203
Provisions	20	535	568
Deferred tax liability	11	—	269
Contingent consideration	32	23	46
Total non-current liabilities		5,590	6,118

Current liabilities
Borrowings	19	631	2,706
Lease liabilities	23	354	269
Trade and other payables	18	4,160	2,719
Provisions — current	20	343	634
Contingent consideration	32	27	28
Total current liabilities		5,515	6,356
Total liabilities		11,105	12,474
Total equity and liabilities		14,449	15,983

The financial statements on pages F-5 to F-54 were approved and authorised for issue by the Board of Directors on 19 October 2026 and were signed on its behalf by:

/s/ X Wang
X Wang
Director

The notes on pages F-10 to F-45 form part of these financial statements.

iStep Learning plc
Consolidated Statement of Changes in Equity
For the year ended 30 June 2026

	Share capital	Share premium	Other reserves	Accumulated losses	Total equity
	£000	£000	£000	£000	£000
At 1 July 2023	—	2,235	230	265	2,730

Comprehensive loss for the year
Loss for the year	—	—	—	(2,454)	(2,454)
Total comprehensive loss for the year	—	—	—	(2,454)	(2,454)

Contributions by and distributions to owners
Dividends	—	—	—	(451)	(451)
Shares issued	577	5,380	3,381	—	9,338
Difference on merger	—	(2,235)	(1,873)	—	(4,108)
Share-based payments	—	—	204	—	204
Total contributions by and distributions to owners	577	3,145	1,712	(451)	4,983
At 30 June 2024	577	5,380	1,942	(2,640)	5,259

iStep Learning plc
Consolidated Statement of Changes in Equity
For the year ended 30 June 2026

	Attributable to owners of the Company					Non- controlling interests	Total equity
	Share capital	Share premium	Other reserves	Accumulated losses	Total
	£000	£000	£000	£000	£000	£000	£000
At 1 July 2024	577	5,380	1,942	(2,640)	5,259	—	5,259

Comprehensive loss for the year
Loss for the year	—	—	—	(1,811)	(1,811)	—	(1,811)
Total comprehensive loss for the year	—	—	—	(1,811)	(1,811)	—	(1,811)

Transactions with owners of the Company
Equity-settled share-based payment	—	—	61	—	61	—	61
Total contributions and distributions	—	—	61	—	61	—	61
At 30 June 2025	577	5,380	2,003	(4,451)	3,509	—	3,509

Comprehensive loss for the year
Loss for the year	—	—	—	(1,884)	(1,884)	(22)	(1,906)
Total comprehensive loss for the year	—	—	—	(1,884)	(1,884)	(22)	(1,906)

Transactions with owners of the Company
Equity-settled share-based payment	—	—	21	—	21	—	21
Issue of A shares	12	735	—	—	747	—	747
Capital contribution	—	—	—	1,000	1,000	—	1,000
Total contributions and distributions	12	735	21	1,000	1,768	—	1,768

Changes in ownership interests
Acquisition of subsidiary with NCI	—	—	—	—	—	(27)	(27)
Total changes in ownership interests	—	—	—	—	—	(27)	(27)
At 30 June 2026	589	6,115	2,024	(5,335)	3,393	(49)	3,344

The notes on pages F-10 to F-45 form part of these financial statements.

iStep Learning plc
Consolidated Statement of Cash Flows
For the year ended 30 June 2026

	Note	2026	2025	2024
		£000	£000	£000
Cash flows from operating activities
Loss before tax		(2,407)	(2,311)	(2,764)
Adjustments for
Depreciation of property, plant and equipment	13	914	842	458
Impairment of property, plant and equipment	13	—	185	—
Amortisation of intangible fixed assets	14	379	409	261
Impairment of intangible assets, including goodwill	14	—	—	869
Finance income		(66)	(6)	(14)
Finance expense		615	549	131
Fair value gain, net	10	(12)	(20)	—
Share of loss of joint venture	28	186	—	—
Loss/(profit) on sale of property, plant and equipment		42	(47)	6
Share-based payment expense	25	21	61	204
Effect of movements in exchange rates on cash held		(1)	—	—
		(329)	(338)	(849)
Movements in working capital:
Decrease/(increase) in trade and other receivables		83	25	(91)
Increase/(decrease) in trade and other payables		1,157	(140)	1,600
(Decrease)/increase in provisions		(369)	896	—
Cash generated from operations		542	443	660
Interest received		19	6	14
Interest paid		(542)	(494)	(130)
Income taxes paid		—	(186)	(69)
Net cash from/(used in) operating activities		19	(231)	475
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	—	(2,115)
Acquisition of businesses	28	—	(600)	(694)
Long-term investment in joint venture		(80)	—	—
Purchase of unlisted equity investments	16	—	(52)	(269)
Purchases of property, plant and equipment	13	(105)	(342)	(369)
Contingent consideration payment		(28)	(28)	—
Dividends received		47	—	—
Disposal of property, plant and equipment		—	2,790	—
Net cash (used in)/from investing activities		(166)	1,768	(3,447)
Cash flows from financing activities
Proceeds from the issuance of ordinary shares	21	478	—	1,451
Share issue costs	21	(8)	—	—
Proceeds from loans from related parties		—	360	2,549
Proceeds from other loans received		142	2,250	410
Repayments of borrowings		(968)	(3,136)	(440)
Principal elements of lease liabilities		(336)	(325)	(114)
Dividends paid		—	—	(451)
Net cash (used in)/generated from financing activities		(692)	(851)	3,405
Net (decrease)/increase in cash and cash equivalents		(839)	686	433
Cash and cash equivalents at the beginning of the year		1,784	1,098	665
Effect of movements in exchange rates on cash held		1	—	—
Cash and cash equivalents at the end of the year	29	946	1,784	1,098

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies

1.1         Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•        has power over the investee;

•        is exposed, or has rights, to variable returns from its involvement with the investee; and

•        has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are identified separately from the group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation are initially at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

1.2         Group reorganisation and merger accounting

On 29 September 2023, the Company acquired 100% of the ordinary share capital of Bambinos Limited by way of a share-for-share exchange.

The Company was incorporated on 9 May 2023 and had not commenced trading at the time of the transaction. Accordingly, management applied the principles of reverse acquisition accounting and concluded that Bambinos Limited should be identified as the accounting acquirer. However, as the Company was not a business as defined in IFRS 3, ‘Business Combinations’, the transaction did not meet the definition of a business combination.

Management has accounted for the combination using merger accounting principles with Bambinos Limited identified as the accounting acquirer and the Company as the legal acquirer.

Under merger accounting principles, the Group consolidates Bambinos Limited’s assets and liabilities at book value, and adjusts the Group’s consolidated reserves to reflect the Company’s statutory share capital and share premium, transferring the difference to the merger difference reserve in equity.

1.3         Going concern

In preparing these financial statements, the directors have assessed the Company’s ability to continue as a going concern.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

The Group made a loss of £1,906k for the year (2025: £1,811k) and had net current liabilities of £3,759k at 30 June 2026 (2025: £3,831k). Net current liabilities arise mainly from contract liabilities of £1,502k (2025: £971k), representing fees received in advance and settled through the provision of childcare services rather than cash. The Group held £946k (2025: £1,784k) in cash at year-end and has £631k (2025: £2,706k) in borrowings due within one year.

Management has prepared detailed forecasts covering the period from 1 July 2027 to 30 July 2030. Management has defined the outlook period to be 18 months ending 31 March 2028. These forecasts include increased staff-related costs, other overheads, and capital expenditures already realised in 2026 and expected to be incurred between 2027 and 2030. The forecast revenues include the fee increases made in 2026, the estimated fee increases from 1 July 2027 to 30 June 2030, and occupancy improvements for the same periods.

Management’s base case is that the Company completes its planned initial public offering (IPO) in 2026 and, using the proceeds, enables its 80% controlled subsidiary, Belong Education Ltd, to complete the substantial acquisition disclosed in its prospectus. Management also plans to secure a short-term working capital loan of around £1,000,000 to provide some working capital liquidity to settle certain costs associated with the IPO while operating cash flows gradually improve following the completion of the acquisitions

Management’s downside assessment assumes that the IPO completes in 2027 and raises 80% of the expected proceeds in its base case. Under this scenario, the £1,000,000 working capital loan is required to provide sufficient liquidity until the delayed IPO completes. Under both scenarios, the Group expects to have sufficient cash to enable it to meet its liabilities as they fall due for the period ending 31 March 2028.

However, despite these assurances, the Group may need to raise additional finance if its cash flow forecasts are not realised as expected. In the event that the Company cannot find external sources of finance, certain shareholders have pledged in writing their willingness to provide debt finance of up to £1,000,000 during the period ending 31 December 2027 on terms to be agreed.

The Directors have concluded that it is appropriate for the Group to continue to adopt the going-concern basis of accounting in preparing the financial statements.

1.4         Business combinations

The Group accounts for acquisitions of businesses using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree, which includes the fair value of any asset or liability that arises from a contingent consideration arrangement. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their acquisition-date fair value, except for:

•        deferred tax assets or liabilities which are recognised and measured in accordance with IAS 12 Income Taxes.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value, and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss being recognised in profit or loss.

1.5         Goodwill

Goodwill arising on an acquisition of a business is carried at cost, as established at the date of acquisition of the business (see note 1.4) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

1.6         Revenue

Revenue represents the value of services provided, excluding value added tax and is attributable to the Group’s principal activity.

Nursery Services

The principal activity of the Group is the provision of day care nursery services. The activity is considered as a single performance obligation and revenue from providing these services is recognised over time in the accounting period in which the services are rendered, as the customer simultaneously receives and consumes the benefits of these services over time. Where the Group provides these services there is no obligation for refunds and no warranties are provided. Where payments are received from customers in advance of services provided, the amounts are recoded as contract liabilities.

Government funding

Government funding is directly linked to the provision of nursery services, representing additional government funding to supplement the amounts paid by parents. This activity is considered to be linked to the single performance obligation of providing nursery services which is recognised over time as described above. Government funding paid in advance is recognised as contract liabilities and only recognised in the period to which it relates. Where payments are received form funding providers in advance of services provided, the amounts are recorded as contract liabilities. Government funding paid in arrears is recognised as contract assets within other debtors and only recognised in the period to which it relates.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

1.7         Leasing

(i)          The Group as a lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. The Group adds initial direct costs incurred in negotiating and arranging an operating lease to the carrying amount of the leased asset and recognises them on a straight-line basis over the lease term.

(ii)         The Group as a lessee

The Group uses leasing arrangements for all its nursery settings. The Group typically negotiates lease contracts for nursery settings for up to 25 years, with new lease agreements entered into when it acquires a new business or renews leases acquired through business combinations. The Group negotiates all leases individually, and they contain a wide variety of terms and conditions, such as cancellation options and rent review terms.

The Group assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to return the property to the landlord in the same condition as it was at the inception of the lease to the extent that they are not wear and tear expense, and any lease payments made in advance of the lease commencement date.

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate, because as the lease contracts are negotiated with third parties, it is not possible to reliably determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should it be concluded that the lessee entity may have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability consist of fixed payments and variable payments based on an index or rate.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments under leases can also change when the amounts expected to be paid change through an index or rate used to determine those payments, including changes in market rental rates following a market rent review. The lease liability is remeasured only when the adjustment to lease payments takes effect. The revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates, in which case the discount rate is amended to reflect the change in interest rates. Any difference between the original lease payments and the new lease payments for the period to which the new rent is applied retrospectively is recognised in profit or loss at the date the Group is notified of the rental increase.

During the year ended 30 June 2025, the Group entered into a sale-and-leaseback arrangement for all of its freehold properties that were, and continue to be, used as nursery settings.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

The Group determined whether control over the freehold properties had been transferred to the buyer by applying the principles set out in IFRS 15 Revenue from Contracts with Customers. The Group derecognised the assets previously recognised in property, plant and equipment and recognised a right-of-use asset at the retained portion of their original carrying amount. The profit on disposal recognised in profit or loss was restricted to the amount relating to the rights transferred to the buyer. The Group measured the portion of the rights retained by comparing the present value of the lease payments with the fair value of the asset.

1.8         Share-based payments

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services, are measured at the fair value of the equity instruments at the grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market-based vesting conditions are included in the estimation of the grant date fair value. The Group does not have any cash-settled share-based payment arrangements.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. No adjustment is made to the cumulative expense for share-based awards that do not vest because a market condition has not been met.

The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

1.9        Taxation

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

The calculation of current and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(i)          Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

1.10       Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalised only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

Any gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss.

Right-of use assets are depreciated over the shorter of the lease term and their useful economic lives.

Depreciation is provided on all other items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following range:

Property improvements	10% straight-line
Motor vehicles	20% straight-line
Fixtures and fittings	20% straight-line
Office equipment	20% – 33% straight-line

1.11       Intangible assets

Intangible assets acquired in a business combination

Brand names and customer relationships acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

All intangible assets with a finite life are accounted for using the cost model, whereby capitalised costs are amortised on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. In addition, they are subject to impairment testing as described in Note 1.12.

The following useful lives are applied:

Brands	10 years
Customer relationships	2.5 years

Amortisation is included within depreciation, amortisation, and impairment of non-financial assets.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the asset’s carrying amount. It is recognised in profit or loss as an administrative expense.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

1.12       Impairment testing of goodwill, other intangible assets and property, plant and equipment

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment, and some are tested at the cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from the synergies of a related business combination and represent the lowest level within the Group at which management monitors goodwill.

Cash-generating units to which goodwill (determined by the Group’s management as equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine value-in-use, management estimates expected future cash flows from each cash-generating unit and selects a suitable discount rate to calculate their present value. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget and adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to the cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

1.13       Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Leasehold dilapidation provisions are recognised at the inception of the lease where there is an obligation to return the leased asset in a specified condition at the end of the lease and that such expenditure is not wear and tear, which is recognised as the leased asset is used.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

Any change in the expected amount to settle the provision, other than the passage of time, is recognised in profit or loss as an administrative expense. The exception is when the initial provision was capitalised as part of the right-of-use asset. In these cases, the change in the provision is adjusted against the cost of the right-of-use asset and is depreciated over the remaining useful economic life. All changes in provisions relating to the unwinding of the discount are recognised in finance costs in profit or loss.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

1.           Material accounting policies (cont.)

1.14       Change of accounting policy

During the year, management reviewed the classification of expenses between cost of sales and administration expenses and concluded that certain expenses previously categorised as administration expenses should be included in cost of sales. These were predominantly property-related costs, such as depreciation of right-of-use assets, depreciation of property improvements (including play equipment), property-related repairs and maintenance expenditure, property-related utility costs, and cleaning costs. The effect on the reported results for the year ended 30 June 2026 was to increase cost of sales by £2,027,000 and reduce administration expenses by the same amount. Gross profit was also reduced by the same amount. The company has restated the results for the year ended 30 June 2025 and 30 June 2024. The accounting policy change increased cost of sales by £2,855,000 (2024: £1,250,000) and reduced previously reported gross profit from £4,497,000 (2024: £2,119,000) to £1,642,000 (2024: £869,000). Previously reported administration expenses of £6,293,000 (2024: £4,765,000) were reduced by the same amount. No changes were made to the previously reported loss for the year, cash, or net assets.

Management considers that reclassifying these costs provides relevant, more reliable financial information to help users assess its financial performance.

2.           Reporting entity

iStep Learning plc (the ‘Company’) is a limited company incorporated in the United Kingdom. The Company’s registered office is at Office Suite 6.05, 80 Coleman Street, London, EC2R 5BJ. These consolidated financial statements comprise the Company and its subsidiaries (collectively the ‘Group’ and individually ‘Group companies’). The Group is primarily involved in the provision of care and education for children from 3 months to 5 years.

3.           Basis of preparation

The Group’s consolidated and the Company’s individual financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (collectively IFRSs). The Company’s board of Directors authorised their issue on 19 October 2026.

These financial statements are not the Group’s UK statutory financial statements. They have been specially prepared for the purposes of inclusion in the Company’s NYSE American prospectus. The Group’s statutory financial statements cover the period from 1 July 2025 to 30 June 2026.

Details of the Group’s accounting policies, including changes during the period, are included in note 1.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Group accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The areas where judgments and estimates have been made in preparing the consolidated financial statements and their effects are disclosed in note 4.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

3.           Basis of preparation (cont.)

3.1         Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items

The contingent consideration payable for the acquisition of Stepping Stones Day Nursery (SW) Ltd is measured at fair value with any changes recognised in profit or loss.

The investment in DPS Education Limited, which is an equity investment, is measured at each reporting date at fair value with any changes recognised in profit or loss.

3.2         Changes in accounting policies

i)           New standards, interpretations and amendments effective from 1 July 2026

Some accounting pronouncements which have become effective from 1 July 2026 and have therefore been adopted do not have a significant impact on the Group’s financial results or position

ii)          New standards, interpretations and amendments not yet effective

At the date of authorisation of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB or IFRIC. None of these Standards or amendments to existing Standards have been adopted early by the Group, and no Interpretations have been issued that are applicable and need to be taken into consideration by the Group at either reporting date.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

IFRS 18, will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods commencing on or after 1 January 2027. While IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:

•        two new subtotals defined in the statement of profit or loss, namely

•        operating profit and

•        profit or loss before financing and income taxes

•        the classification of all income and expenses within the statement of profit or loss in one of five categories

•        a new requirement to disclose performance measures defined by management, and

•        an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.,

In addition, IAS 7 requires using the operating profit subtotal as the starting point for the statement of cash flows when preparing it using the indirect method.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

3.           Basis of preparation (cont.)

Management has begun to assess the impact of adopting the new standard and the effects that it may have on the structure of the Group’s consolidated statement of profit or loss, the statement of cash flows, and the potential additional disclosures relating to management performance measures (MPMs)

Other new Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

4.           Accounting estimates and judgments

4.1         Judgment

Determination of the lease term

Some property leases contain lease-break clauses exercisable by the Group before the end of the contractual lease term. Where practicable, the Group seeks to include break clauses in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the break clause. The Group reassesses whether it is reasonably sure to exercise the break clause if there is a significant event or significant changes in circumstances within its control.

All lease liabilities recognised in the financial statements have been measured on the assumption that the Group will not exercise the break clauses.

Critical accounting judgements — Parent Company

In the course of preparing the Company’s financial statements, no critical judgements are required.

4.2         Estimates and assumptions

Impairment of intangible assets and goodwill

Determining whether intangible assets and goodwill are impaired requires an estimate of the value in use of the cash-generating units (CGUs) to which goodwill has been allocated. The value-in-use calculation requires the Group to estimate the CGU’s expected future cash flows and apply a suitable discount rate to calculate their present value.

The Group has considered this impact on the assumptions used and has conducted sensitivity analysis on the impairment test of the CGU’s carrying value.

Valuation of unquoted investment held at fair value through profit or loss

The Group holds an equity investment in an unquoted company measured at fair value through profit or loss. Management engages an independent valuation specialist to help determine the fair value of this holding at each reporting date. Please refer to note 32 for information on the valuation technique applied.

5.           Revenue

The Group recognises revenue from contracts with customers over time. All revenue relates to the Group’s principal activity: providing day childcare and pre-school nursery services. All revenue arose within the United Kingdom. Contract liabilities at 30 June 2025 and 30 June 2026 are shown in note 18.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

5.           Revenue (cont.)

Contract liabilities

Contract liabilities amounting to £1,502,000 (2025: 971,000) (2024: £837,000) will be recognised as revenue in the financial year ending 30 June 2027 (Year ended 30 June 2026: £971,000) (Year ended 30 June 2025: £837,000). No revenue has been recognised in the reporting period in relation to performance obligations satisfied or partially satisfied in previous periods (2025: £Nil) (2024: £Nil). The Group has £143,000 (2025: £23,000) (2024: £Nil) of contract assets at the year-end.

6.          Other operating income

	2026	2025	2024
	£000	£000	£000
Rental income	14	10	7
Local authority grants	18	13	1
Milk grant income	—	—	2
Other income	7	—	4
	39	23	14

7.           Operating segments

During the years ended 30 June 2024, 2025 and 2026, management information regularly provided to the Chief Executive Officer, identified as the Group’s Chief Operating Decision Maker, was aggregated by operations into UK geographical locations. Management refers to these locations as the East Hub and the West Hub. As the activities of all nurseries in both hubs are substantially the same and face similar economic risks, they have been aggregated into a single reportable segment. Accordingly, for the years ending 30 June 2024 and 2025, the segment results are the same as reported in the Group’s Consolidated Statement of Profit or Loss.

From 14 April 2026, Belong Education Ltd became a subsidiary undertaking. It forms a separate operating and reportable segment, referred to as the SEND platform. For the year ended 30 June 2026, the share of losses of the joint venture of £186,000 was attributable to this segment. Of the total comprehensive loss for the year, £22k was attributable to the SEND platform segment. The SEND platform generated no inter-segment or external revenue. It did not pay or receive any interest, and its capital expenditure and related depreciation expense were not material

Of the Group’s total assets at 30 June 2026, £240,000 was attributable to the SEND platform and its share of the Group’s total liabilities was immaterial. Its largest liability was an amount owed to the Company, which is eliminated on consolidation.

All of the Group’s revenues are earned in the UK, and all of its non-current assets are located there as well. The Group is not reliant on any major customers.

8.           Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company listed on page 2, and the Group’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

	2026	2025	2024
	£000	£000	£000
Short-term employee benefits	490	322	290
Defined contribution pension scheme costs	11	8	4
Compensation for loss of office	—	8	—
Share-based payment expense	7	52	48
	508	390	342

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

9.           Expenses by nature

	2026	2025	2024
	£000	£000	£000
Short-term employee benefits	12,367	9,905	5,376
Defined contribution pension costs	340	155	73
Share-based payment expense	21	61	57
Other staff costs	217	181	39
Casual labour	228	248	104
Books and play equipment	364	336	183
Catering	451	372	352
Rates	257	246	171
Heat, light and water	206	196	137
IT and telecoms costs	308	172	207
Recruitment	346	254	113
Legal and professional	889	160	805
Accounting and audit	897	78	386
Consultancy	183	394	106
Repairs and maintenance	296	1,208	261
Profit/loss on disposal	42	(47)	6
Depreciation of property, plant and equipment	394	453	258
Impairment of property, plant and equipment	—	185	—
Amortisation of intangible assets	379	409	261
Depreciation of right-of-use assets	520	389	200
Impairment of intangible assets	—	—	361
Impairment of financial assets	10	26	15
Impairment of goodwill	—	—	508
Goodwill written off	—	—	5
Other	946	809	475
	19,661	16,190	10,459

Cost of sales	14,210	12,726	6,929
Administration expenses	5,441	3,438	3,515
Impairment of financial assets	10	26	15
	19,661	16,190	10,459

10.         Finance income and expense

	2026	2025	2024
	£000	£000	£000
Finance expense
Interest payable on other loans	40	231	4
Provisions – unwinding of discount	46	—
Interest on lease liabilities	525	307	127
Total interest expense	611	538	131
Change in fair value of contingent consideration	4	11	—
Total finance expense	615	549	131

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

10.         Finance income and expense (cont.)

	2026	2025	2024
	£000	£000	£000
Finance income
Bank interest receivable	17	4	11
Accretion of rent security deposits	2	2	3
Fair value gains	12	31	—
Dividends received from DPS Limited	47	—	—
Total finance income	78	37	14

11.         Tax expense

11.1       Income tax recognised in profit or loss

	2026	2025	2024
	£000	£000	£000
Current tax
Changes in estimates relating to prior years – current tax	11	—	(79)
Total current tax	11	—	(79)

Deferred tax expense
Changes in estimates relating to prior years -deferred tax	(249)	—	—
Origination and reversal of timing differences	(263)	(500)	(231)
Total deferred tax	(512)	(500)	(231)
Total income tax income	(501)	(500)	(310)

The reasons for the difference between the actual tax charge for the period and the standard rate of corporation tax in the United Kingdom applied to losses for the period are as follows:

	2026	2025	2024
	£000	£000	£000
Loss for the year	(1,906)	(1,811)	(2,454)
Income tax credit	501	500	310
Loss before tax	(2,407)	(2,311)	(2,764)

Tax using the Company’s domestic tax rate of 25% (2025: 25%)	(602)	(578)	(691)
Effects of changes in tax rates			(14)
Adjustments to tax charge for previous years	(238)	4	15
Expenses not deductible for tax purposes	243	100	313
Chargeable gains	—	74	37
Fixed asset differences*	72	(100)	(49)
Reversal of acquired tax liabilities	—	—	79
Overseas carried forward tax losses not recognised	4	—	—
Share of losses of joint venture	20	—	—
Total tax credit	(501)	(500)	(310)

____________

*             The amount shown in the reconciliation of prima facie income tax payable to income tax expense as ‘Fixed asset timing differences’ represents the amortisation of temporary differences that arose on the initial recognition of the costs of properties that were not deductible for tax. In accordance with IAS12.15(b), no deferred tax liability was recognised.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

11.         Tax expense (cont.)

The adjustments to the tax charge for previous years mainly relate to recognising tax losses after finalising the subsidiary companies’ tax computations for their statutory accounting period and submitting them to HM Revenue and Customs.

Changes in tax rates and factors affecting the future tax charges

There were no factors that may affect future tax charges.

11.2       Deferred tax balances

The following is the analysis of deferred tax assets/(liabilities) presented in the consolidated balance sheet:

	2026	2025
	£000	£000
Deferred tax assets	1,466	1,021
Deferred tax liabilities	(1,203)	(1,290)
Net deferred tax asset/(liability)	263	(269)
	Opening balance	Recognised in profit or loss	Acquisitions/ disposals	Closing balance
	£000	£000	£000	£000
2024
Deferred tax liabilities/(assets) in relation to:
Property, plant and equipment	40	(25)	254	269
Intangible assets	—	(156)	566	410
Right-of-use assets	—	(50)	884	834
Lease liabilities	—	28	(741)	(713)
Employee benefits	—	(20)	—	(20)
Provisions	—	—	(45)	(45)
Tax losses carried forward	—	(15)	—	(15)
Excess depreciation over capital allowances	—	7	—	7
	40	(231)	918	727
	Opening balance	Recognised in profit or loss	Acquisitions/ disposals	Closing balance
	£000	£000	£000	£000
2025
Deferred tax liabilities/(assets) in relation to:
Property, plant and equipment	269	(157)	—	112
Intangible assets	410	(102)	40	348
Right-of-use assets	834	(113)	100	821
Lease liabilities	(713)	67	(95)	(741)
Employee benefits	(20)	(15)	—	(35)
Provisions	(45)	48	(3)	—
Tax losses carried forward	(15)	(230)	—	(245)
Excess depreciation over capital allowances	7	2	—	9
	727	(500)	42	269

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

11.         Tax expense (cont.)

	Opening balance	Recognised in profit or loss	Acquisitions/ disposals	Closing balance
	£000	£000	£000	£000
2026
Deferred tax liabilities/(assets) in relation to:
Property, plant and equipment	112	(32)	—	80
Intangible assets	348	(96)	—	252
Right-of-use assets	821	47	—	868
Lease liabilities	(741)	(6)	—	(747)
Employee benefits	(35)	(30)	—	(65)
Provisions	—	(83)	—	(83)
Tax losses carried forward	(245)	(248)	(20)	(513)
Excess depreciation over capital allowances	9	(67)	—	(58)
Fair value gains	—	3	—	3
	269	(512)	(20)	(263)

12.         Earnings per share

(i)          Basic loss per share

The basic loss per share calculation is based on a loss attributable to owners of the Company of £1,884,000 (2025: £1,811,000) (2024: £2,454,000) and the weighted average number of shares in issue of 37,253,376 (2025: 36,923,072) (2024: 29,709,760).

The weighted average number of shares reported above has been retrospectively restated in accordance with paragraph 64 of IAS 33, ‘Earnings per Share’. See note 35 for details of adjusting event

(ii)         Diluted loss per share

Diluted loss per share for the financial years ended 30 June 2026, 30 June 2025, and 30 June 2024 is the same as the basic loss per share because the potential ordinary shares to be converted are anti-dilutive for the years presented.

13.         Property, plant and equipment

	Freehold property	Property improvements	Motor vehicles	Fixtures and fittings	Office equipment	Right-of- Use Assets	Total
	£000	£000	£000	£000	£000	£000	£000
Cost
At 1 July 2024	2,944	1,170	6	590	94	3,537	8,341
Additions	—	145	—	78	14	2,306	2,543
Acquired through business combinations	—	—	—	49	—	401	450
Disposals	(2,944)	(41)	—	(68)	(27)	—	(3,080)
At 30 June 2025	—	1,274	6	649	81	6,244	8,254
Additions	—	25	—	66	14	230	335
Acquired through business combinations	—	—	—	—	1	—	1
Adjustments	—	7	—	—	4	(5)	6
Disposals	—	(26)	—	(134)	(18)	—	(178)
At 30 June 2026	—	1,280	6	581	82	6,469	8,418

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

13.         Property, plant and equipment (cont.)

	Freehold property	Property improvements	Motor vehicles	Fixtures and fittings	Office equipment	Right-of- Use Assets	Total
	£000	£000	£000	£000	£000	£000	£000
Accumulated depreciation and impairment
At 1 July 2024	448	297	2	252	46	200	1,245
Charge for the year	51	227	2	149	24	389	842
Impairment	185	—	—	—	—	—	185
Disposals	(684)	(40)	—	(68)	(27)	—	(819)
At 30 June 2025	—	484	4	333	43	589	1,453
Charge for the period	—	230	2	139	23	520	914
Adjustments	—	11	—	—	1	2	14
Disposals	—	(23)	—	(99)	(14)	—	(136)
At 30 June 2026	—	702	6	373	53	1,111	2,245
Net book value
At 1 July 2024	2,496	873	4	338	48	3,337	7,096
At 30 June 2025	—	790	2	316	38	5,655	6,801
At 30 June 2026	—	578	—	208	29	5,358	6,173

13.1.      Assets held under leases

Right-of-use assets classified within Property, plant and equipment

Net book value

	30 June 2026	30 June 2025
	£000	£000
Property	5,350	5,654
Motor vehicle	8	1
	5,358	5,655

Depreciation charged in the year

	2026	2025	2024
	£000	£000	£000
Property	516	386	199
Motor vehicle	4	3	1
	520	389	200

13.2       Sale and leaseback transaction

In May 2025, the Group disposed of all of its freehold properties in a sale-and-leaseback for gross sales proceeds of £3,100k, of which £310k was held in an Escrow account. The Group will receive the funds held in this account upon completion of the specified repairs to the leased-back properties. External valuations and competing offers from other lenders estimated the fair value of the properties sold at £2.79m. Accordingly, the sales proceeds to measure the gain on sale of the portion of the properties sold were restricted to £2.79m.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

13.         Property, plant and equipment (cont.)

13.3       Impairment reviews conducted in the period

The Group also carried out impairment reviews of seven cash-generating units, which management has identified as the individual sites. Management identified these sites as at risk of impairment due to poorer-than-expected trading performance. However, for all sites except one, the recoverable amount determined using a value-in-use model exceeded the carrying amount, and no impairment was required.

For the site where ViU was lower than the recoverable amount, its principal asset was its right-of-use asset. Management concluded that the property could be sublet at its current market rent and, accordingly, using a fair value less costs to sell assessment, determined that the recoverable amount was not less than the carrying amount and no impairment loss was required.

14.         Intangible assets

	Brands	Customer relationships	Total
	£000	£000	£000
Cost
At 1 July 2024	1,599	664	2,263
Acquired through business combinations	90	65	155
At 30 June 2025 and 30 June 2026	1,689	729	2,418
Accumulated amortisation and impairment
At 1 July 2024	467	155	622
Charge for the year	125	284	409
At 30 June 2025	592	439	1,031
Charge for the year	128	251	379
At 30 June 2026	720	690	1,410
Net book value
At 1 July 2024	1,132	509	1,641
At 30 June 2025	1,097	290	1,387
At 30 June 2026	969	39	1,008

Individually material intangible assets

Included in Brands is The Nursery Family brand with a carrying amount of £530k (2025: £601k). No other intangible assets are individually material.

15.         Goodwill

Group

The movements in the net carrying amount of goodwill are set out below.

Gross carrying amount	2026	2025
	£000	£000
At 1 July	5,324	4,887
Acquired through business combinations	—	437
At 30 June	5,324	5,324

Accumulated impairment
At 1 July and 30 June	(508)	(508)
Carrying amount at 30 June	4,816	4,816

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

15.         Goodwill (cont.)

15.1       Allocation of goodwill to cash generating units

Goodwill is allocated to the Group’s cash generating unit as follows:

Group of cash-generating units (CGUs)	Number of CGUs	Operating segment	2026	2025
			£000	£000
Frogmore Montessori	1	West hub	160	160
The Nursery Family Ltd	7	East hub	2,678	2,678
Footsteps Childcare Limited	2	East hub	2	2
MKM Childcare Limited	3	East hub	576	576
Muddy Boots Childcare Ltd	3	West hub	641	641
Home from Home Nursery Limited	1	East hub	410	410
Stepping Stones Day Nursery (SW) Ltd	1	West hub	349	349
Belong Education Ltd	1	SEND	—	—
	19		4,816	4,816

15.2       Impairment testing

As previously noted, the Group has two operating segments, East and West hubs, which for financial reporting purposes are aggregated into a single reportable segment. However, management monitors goodwill at a lower level, specifically the subsidiary level. The exception is Bambinos Limited, a business acquired by subsidiary undertakings through asset purchase agreements that does not carry goodwill for impairment testing purposes. In these cases, we monitor goodwill at this lower level.

For other non-financial assets for impairment testing, such as property, plant, and equipment and right-of-use assets, the Group tests at the CGU level, which corresponds to the individual nursery settings. However, the Group does not identify these individual sites as operating segments for the reasons set out earlier.

The Group tests cash-generating units with goodwill for impairment annually, or more frequently if there is an indication that a cash-generating unit to which goodwill has been allocated may be impaired.

The recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost of disposal (‘FVLCD’) and its value-in-use. FVLCD is determined using a discounted cash flow approach (DCF) These cash flows are based on management’s budgets and forecasts, which are adjusted to ensure that they only reflect the expected cash flows of a willing third-party. The fair value measurement is categorised as level 3, based on the inputs used in the valuation techniques.

The value-in-use (ViU) is calculated based on a detailed five-year forecast approved by management, with expected cash flows beyond five years extrapolated for the remaining useful lives using a steady growth rate determined by management. The present value of each cash-generating unit’s expected cash flows is determined by applying a suitable discount rate that reflects current market assessments of the time value of money.

The recoverable amounts of all CGUs have been calculated using the ViU approach.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

15.         Goodwill (cont.)

Group

The recoverable amount of each CGU or Group of CGUs is:

	2026	2025
	£000	£000
Frogmore Montessori	1,587	879
The Nursery Family Ltd	10,968	24,901
Footsteps Childcare Limited	457	1,567
MKM Childcare Limited	1,777	3,180
Muddy Boots Childcare Ltd	3,529	4,165
Home from Home Nursery Limited	624	1,178
Stepping Stones Day Nursery (SW) Ltd	2,700	4,472
	21,642	40,342
	Growth rates		Pre-tax discount rates
	2026%	2025%	2026%	2025%
Frogmore Montessori	2	2	15.3	13.7
The Nursery Family Ltd	2	2	16.2	14.0
Footsteps Childcare Limited	2	2	15.3	13.5
MKM Childcare Limited	2	2	15.4	13.9
Muddy Boots Childcare Ltd	2	2	16.3	13.7
Home from Home Nursery Limited	2	2	16.0	13.8
Stepping Stones Day Nursery (SW) Ltd	2	2	16.4	14.1

Growth rates

Cash flows beyond the period covered by the most recent management-approved budgets and forecasts have been extrapolated for all CGUs using a 2% long-term growth rate, estimated to reflect the UK’s long-term economic growth rate.

Discount rates

The discount rates used in the ViU calculations reflect necessary adjustments relating to the market and specific risk factors associated with each subsidiary.

Cash flow assumptions

While we monitor goodwill at the subsidiary level, the underlying trading activities remain the same; therefore, we apply the same key assumptions in the discounted cash flow analysis.

Key forecast assumptions include the level of future sales. This requires estimates of future occupancy growth and forecasting future price increases. The estimated growth in occupancy rates was based on management’s experience and expected future demand for its services, and future price increases were based on experience from operating in the sector. The cumulative annual growth rate in sales is 8.2%. The company forecast other operating cash flows based on known price rises, such as the increase in the UK’s National Minimum Wage, at the reporting date, and on the business operating in its current form.

The recoverable amounts of the CGUs all exceeded their carrying amounts, and no impairment loss was identified for the year ended 30 June 2026 (30 June 2025: £nil) (30 June 2024: £508,000).

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

15.         Goodwill (cont.)

The impairment testing is most sensitive to revenue assumptions. A reasonable possible decline of 2.5% over the forecast period, resulting in cumulative annual sales growth of 5.7%, would leave Footsteps Childcare Limited, MKM Childcare Ltd and Home from Home Nursery Limited with carrying amounts in excess of their recoverable amounts on a value in use basis.

16.         Investments held at fair value through profit or loss

Unlisted investment – DPS Education Limited	2026	2025
	£000	£000
At 1 July	352	269
Additions	—	52
Change in fair value	12	31
At 30 June	364	352

The fair value measurement is defined as a level 3 measurement based on the number of unobservable inputs used in the valuation model.

17.         Trade and other receivables

	2026	2025
	£000	£000
Non-current
Rental security deposits	69	67
Prepaid SAAS licence costs	—	35
Total non-current trade and other receivables	69	102
	2026	2025
	£000	£000
Current
Receivables from contracts with customers	104	107
Less: provision for impairment of receivables from contracts with customers	(23)	(31)
Receivables from contracts with customers – net	81	76
Receivables from related parties	5	258
Other debtors	49	48
Financial assets	135	382
Prepayments	509	293
Other receivables	143	32
Total current trade and other receivables	787	707

The carrying value of trade and other receivables classified as loans and receivables approximates fair value.

The Group applies the simplified approach to measuring impairment losses on receivables from contracts with customers and contract assets. Under the Group’s terms and conditions, customers are expected to pay in advance of the sessions booked at all of the Group’s nurseries. Contract assets represent amounts due from the local authority relating to early years education funding. Consequently, the expected lifetime loss on these receivables is not material and has not been recognised.

Amounts due from related parties are unsecured, interest-free, and repayable on demand. Credit risk has not changed, and no loss allowance has been recognised.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

17.         Trade and other receivables (cont.)

Movement in the impairment allowance for trade receivables:

	2026	2025	2024
	£000	£000	£000
At 1 July	31	10	—
Charge for the year	10	26	15
Bad debts written off	(18)	(5)	(5)
At 30 June	23	31	10

18.         Trade and other payables

	2026	2025
	£000	£000
Current
Trade and other payables	439	438
Accruals	958	394
Deposits held	343	304
Other creditors	9	4
Total financial liabilities, excluding loans and borrowings, are classified as financial liabilities measured at amortised cost	1,749	1,140
Contract liabilities	1,502	971
Other payables – tax and social security payments	475	268
Other creditors	434	340
Total current trade and other payables	4,160	2,719

The carrying value of trade and other payables classified as financial liabilities measured at amortised cost approximates fair value.

Amounts due to the immediate parent company and to related parties are interest-free, unsecured, and repayable on demand.

19.         Loans and borrowings

	2026	2025
	£000	£000
Non-current
Bank loans – Covid Bounce Back loans (unsecured)	—	4
Other loan – SaaS finance (secured)	21	28
Sale and leaseback loan	135	—
Lease liabilities	5,011	5,203
	5,167	5,235
Current
Bank loans – Covid Bounce Back loans (unsecured)	4	19
Other loans – Other loans (unsecured)	366	480
Other loans – Amount due to the immediate parent company	—	1,035
Other loan – SaaS finance (secured)	7	7
Other loan – Loan from related parties	119	1,165
Lease liabilities	354	269
	850	2,975
Total loans and borrowings	6,017	8,210

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

19.         Loans and borrowings (cont.)

The carrying value of loans and borrowings classified as financial liabilities measured at amortised cost approximates fair value.

The Covid Bounce Back loans were drawn down in 2021. These loans are unsecured and carry a fixed rate of interest of 2.5% and have a 6-year term

Other secured loans represent a finance agreement entered into to purchase a five-year SAAS software licence to create an automated purchase order processing system integrated with the Group’s accounting system. The cost of the licence does not meet the definition of an intangible asset, and it has been recognised as a non-current asset that will be released to profit and loss from October 2025 when the software came into use. The loan repayment commenced in January 2025. This loan is secured against the software licence, with a fixed, effective interest rate of 9.4%.

The other unsecured loans are amounts advanced by shareholders and related parties. These loans are unsecured and repayable on demand. The loans from related parties and shareholders have fixed annual interest rates ranging from 0% to 12%.

20.         Provisions

Leasehold property dilapidation provisions
£000
At 1 July 2025	1,202
Charged to profit or loss	78
Utilised	(424)
Unwinding of discount	46
Remeasurement of provisions	(24)
At 30 June 2026	878

Due within one year	343
Due after more than one year	535
878

Leasehold property dilapidation survey provisions

During the prior year, management commissioned an independent firm of chartered surveyors to review all its leasehold properties and help determine the provision to be recognised for leasehold dilapidations incurred by the reporting date. All of the leasehold properties are on fully repairing leases. All leases require the return of the properties to the landlords in the same state of repair as at lease commencement. Some leases require certain maintenance to be completed within a minimum period before termination, such as internal and external decoration, replacement of internal flooring, and resurfacing external surfaces. The contractual obligations in the lease have been capitalised and depreciated over the lease term. Other costs to be incurred have been treated as future repair costs and charged to the profit and loss account as the obligating event, namely the wear and tear of the property, occurred by the balance sheet date

During the year ended 30 June 2026, the same independent firm of chartered surveyors reviewed these estimates of future works and updated them for changes that occurred during the year. The remeasurement changes arose from increases in the discount rate and the underlying inflation rate. However, the net effect of these changes is immaterial to the overall obligation recognised at 30 June 2026.

The non-current dilapidation provisions will be utilised over a period of 9 – 76 years (2025: 10 – 77 years).

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

21.         Share capital

Issued and fully paid

	2026	2026	2025	2025
	Number	£000	Number	£000
A shares of £1.00 each
At 1 July	576,923	577	576,923	577
Shares issued	11,774	12	—	—
At 30 June	588,697	589	576,923	577

On 22 January 2026, the company issued 8,242 A shares at £64.55 per share and 3,532 shares at £63.13 per share.

Of the aggregate proceeds totalling £754,996.26, £478,041.44 was received in cash, and the balance was offset against the loan that was repayable to our immediate parent company. Jiayi International Education Investment Group Limited. Expenses incurred with the share issue totalled £8,000.

22.         Other reserves

	Difference on Merger Reserve	Merger Relief Reserve	Share-based payment reserve	Total other reserves
	£000	£000	£000	£000
At 1 July 2025	(1,643)	3,381	265	2,003
Contributions by and distributions to owners
Employee share schemes – value of employee services	—	—	21	21
Total contributions by and distributions to owners	—	—	21	21
At 30 June 2026	(1,643)	3,381	286	2,024
	Difference on Merger Reserve	Merger Relief Reserve	Share-based payment reserve	Total other reserves
	£000	£000	£000	£000
At 1 July 2024	(1,643)	3,381	204	1,942
Contributions by and distributions to owners
Employee share schemes – value of employee services	—	—	61	61
Total contributions by and distributions to owners	—	—	61	61
At 30 June 2025	(1,643)	3,381	265	2,003

The nature and purpose of each reserve in equity is set out below:

22(a).    Share premium

The share premium account is used to record the aggregate amount or value of premiums paid when the Company’s shares are issued at a premium.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

22.         Other reserves (cont.)

22(b).    Difference on merger reserve

The directors chose to apply the merger accounting principles of IFRS. The difference between the consideration and the book value of the net assets acquired is accounted for in this reserve. This was a debit entry totalling £1,642,961.

22(c).    Merger relief reserve

This reserve includes the merger relief recognised per S612 Companies Act 2006 on the shares that were issued to acquire The Nursery Family Ltd totalling £3,007,900 and the difference between the consideration received for the issue of shares to acquire Bambinos Limited and the minimum share premium recognised under S611 Companies Act 2006 of £372,617, resulting in an aggregate credit of £3,380,517 in the Parent Company Balance sheet

22(d).    Share-based payment reserve

This component of equity represents the grant-date fair value of equity-settled share options granted to employees and suppliers of services to the Group that have not yet vested.

22(e).    Accumulated losses

This reserve relates to the cumulative retained earnings less amounts distributed to shareholders.

23.         Leases

Group

(i)          Leases as a lessee

The Group’s lease arrangements relate to 26 properties (2025: 26). These leases have termination dates ranging from 2027 to 2102 (2025: 2027 to 2102). Some leases include break clauses that enable the Group to terminate the leases before the end of the agreed full term. The Company also has a motor vehicle lease that expires in October 2028 (2025: October 2025).

The Group also leases property with contract terms of less than 12 months. These leases are short-term and/or for low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases.

The rate of interest implicit in the Group’s lease arrangements is not readily determinable, and management has determined that the incremental borrowing rate to be applied in calculating the lease liability ranged from 10.5% to 11.75% (2025: 10.5% – 11.75%) for the leases. The fair value of the Group’s lease obligations is approximately equal to their carrying amount.

Lease liabilities are due as follows:

	2026	2025
	£000	£000
Contractual undiscounted cash flows due
Not later than one year	855	784
Between one and two years	781	775
Between three and five years	2,114	2,167
Later than five years	7,566	8,145
	11,316	11,871

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

23.         Leases (cont.)

	2026	2025
	£000	£000
Lease liabilities included in the Consolidated Balance Sheet at 30 June
Non-current	5,011	5,203
Current	354	269
	5,365	5,472

The following amounts in respect of leases have been recognised in profit or loss:

	2026	2025	2024
	£000	£000	£000
Interest expense on lease liabilities	525	307	127
Expenses relating to short-term leases	60	22	47

Total cash outflow for leases

The total cash outflow for leases for the year ended 30 June 2026 was £915,000 (2025: £654,000) (2024: £288,000)

24.         Financial assets and liabilities

The carrying amounts of financial assets and liabilities in each category are set out below:

30 June 2026

Financial assets	Amortised cost	FVTPL	Total
	£000	£000	£000
Unlisted investment		364	364
Rent security deposits	69	—	69
Trade and other receivables*	135	—	135
Cash at bank and in hand	946	—	946
Total financial assets	1,150	364	1,514
Financial liabilities	Other liabilities at FVTPL	Other liabilities (amortised cost)	Total
	£000	£000	£000
Non-current borrowings	—	156	156
Current borrowings	—	496	496
Trade and other payables*	—	1,749	1,749
Contingent consideration	50		50
Total financial liabilities	50	2,401	2,451

____________

*        The amounts reported are those amounts that are either financial assets or financial liabilities

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

24.         Financial assets and liabilities (cont.)

30 June 2025

Financial assets	Amortised cost	FVTPL	Total
	£000	£000	£000
Unlisted investment	—	352	352
Rent security deposits	67	—	67
Trade and other receivables*	382	—	382
Cash at bank and in hand	1,784	—	1,784
Total financial assets	2,233	352	2,585

The unlisted investment is a 23.49% holding in DPS Education Limited. Rent security deposits are the present value of amounts expected to be received at the expiry of certain lease agreements. The Landlord holds the original deposits in accordance with the terms and conditions of rent deposit deeds, which require the initial cash paid to be deposited in a ring-fenced bank account and to account to the Group for any deposit interest receivable.

Financial liabilities	Other liabilities at FVTPL	Other liabilities (amortised cost)	Total
	£000	£000	£000
Non-current borrowings	—	32	32
Current borrowings	—	2,706	2,706
Trade and other payables*	—	1,140	1,140
Contingent consideration	74	—	74
Total financial liabilities	74	3,878	3,952

____________

*        The amounts reported are those amounts that are either financial assets or financial liabilities

25.         Share-based payments

25.1.      Company Share Option Plan (CSOP)

Details of the CSOP

On 26 April 2024, the Board granted 19,750 options over B ordinary shares of the company, with an exercise date of 26 January 2029, with earlier exercise permitted in the event of an Exit transaction, including an asset sale or a listing. Included in these was an option granted to Snowball Capital Limited over 4000 B ordinary shares. These options were issued in full and final settlement of professional services provided to the group during the period ended 30 June 2024. The fair value of these services was £147,000.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

25.         Share-based payments (cont.)

Of the remaining 15,750 options granted, 1,500 were given to each Director, and 9,750 were given to certain employees of the Group. All of the options granted are exercisable at the earliest of 26 January 2029 or an exit event, which includes an asset sale or a listing. The following terms of exercise apply in the event of an exit event:

Exercise conditions in the event of a listing	Directors	Employees
Listing, Sale, or Asset sale	One third of the options vest immediately	One third of the options vest immediately
First anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the first anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the 15-days average market value of the Company is greater than 35 million Pounds Sterling

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the first anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the number of students enrolled with a member of the Group of Companies is 30% or more higher than it was at the date of listing

First anniversary of listing or asset sale

One sixth of the options vest if the Group’s Post Tax Net Profit in the twelve-month period prior to the first anniversary is at least 30% higher than the Group’s Post Tax Net Profit in the twelve month period immediately prior to Listing, Sale or Asset Sale.

One sixth of the options vest if the Group’s Post Tax Net Profit in the twelve-month period prior to the first anniversary is at least 30% higher than the Group’s Post Tax Net Profit in the twelve month period immediately prior to Listing, Sale or Asset Sale.

Second anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if, on the two-year anniversary of Listing, the market value of the Company the 15-days average market value of the Company is greater than 40 million Pounds Sterling

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if, on the one year anniversary of Listing, Sale or Asset Sale, the number of students enrolled with a member of the Group of Companies is 30% or more higher than it was at the prior to the first anniversary of the assets sale or listing.

Second anniversary of listing or asset sale

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if the Company’s Post Tax Net Income in the twelve month period prior to the second anniversary of Listing is at least 30% higher than the Company’s Post Tax Net Income in the twelve months immediately prior to the first anniversary of Listing, Sale or Asset Sale.

An additional one sixth (rounded down, in aggregate with any earlier entitlement, to the nearest whole number of Shares) of the Option shall become exercisable immediately following the second anniversary of the Listing, Sale or Asset Sale if the Company’s Post Tax Net Income in the twelve month period prior to the second anniversary of Listing is at least 30% higher than the Company’s Post Tax Net Income in the twelve months immediately prior to the first anniversary of Listing, Sale or Asset Sale.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

25.         Share-based payments (cont.)

Movements in share options during the period

The following reconciles the share options outstanding at the beginning and end of the period:

	2026	2025
	No.	No.
At 1 July 2025	17,000	19,750
Options granted	2,500	—
Options lapsed	(1,500)	(2,750)
	18,000	17,000

The exercise price for all the options outstanding at 30 June 2026 and 30 June 2025 was £1.

The options granted to the directors and employees have different vesting dates if a listing, Sale, or Asset sale occurs. For the years ended 30 June 2026 and 30 June 2025, management concluded that such a transaction would occur and accounted for the option grants by recognising their graded vesting periods.

Management engaged a third-party valuation specialist to help measure the share options awarded at the grant date. The options awarded to employees have both service-based and non-market-based vesting conditions. These vesting conditions are not reflected in the grant-date fair value measurement. The options granted to the directors include both a service condition and a market-based vesting condition. Management considered the market-based vesting condition when measuring the grant-date fair value.

Management took advice from its third-party valuation specialist in the context of 2,500 options granted in July 2025. The conclusion reached was that, based on the information available about the Group and its prospects at that time, the fair value calculated at the initial grant date was unlikely to be materially misstated. Accordingly, we used the original grant-date fair value for these options.

The employee options were valued using the Black-Scholes option pricing model. The options granted to the directors were valued using a Monte-Carlo option pricing model.

The following principal assumptions were used in the option pricing models:

	Black-Scholes	Monte Carlo Simulation
	Listing/Sale	First anniversary market capitalisation	Second anniversary market capitalisation
Grant date	26 April 2024	26 April 2024	26 April 2024
Exercise price	£1.00	£1.00	£1.00
Expected life	3.93 years	2.93 years	3.93 years
Risk-free rate	4.42%	4.53%	4.42%
Volatility	45%	45%	N/A
Dividend yield	0%	0%	0%
Equity value	—	13.48m	N/A
Fair values
On Listing/Asset sale	£7.51	£7.51	£7.51
First anniversary vesting	£3.76	£0.83	N/A
Second anniversary vesting	£3.76	N/A	£0.95

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

25.         Share-based payments (cont.)

The aggregate share-based payment expense comprised:

	2026	2025	2024
	£000	£000	£000
Employee share option plan	21	25	11
Shares to be granted in lieu of salary	—	36	46
Share option granted in settlement of services received	—	—	147
	21	61	204

As noted above, the options granted have different vesting dates if a listing, Sale, or Asset sale occurs. The estimated timing of this event has changed during the year. This increased the vesting period of the options awarded, which is reflected in the share-based payment expense recognised.

The shares to be granted instead of salary relate to senior management who, before the creation of the CSOP, were to receive a salary component in the form of shares. The precise number of shares that will be issued has not yet been determined.

26.         Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Details of transactions between the Group and other related parties are disclosed below.

26.1       Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

No services were provided by the immediate parent undertaking during the year (2025: £80,181) (2024: 45,781). There were no balances outstanding at 30 June 2026 or 30 June 2025.

No expense has been recognised in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties. No guarantees have been given or received.

26.2       Loans to related parties

A short-term loan of £505 was issued to a director during the year and remains outstanding at the year-end (30 June 2025: £505). The amount is unsecured, repayable on demand, and no interest is being charged.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

26.         Related party transactions (cont.)

26.3       Loans from related parties

The movement in loans from related parties is set out below

	Directors’ loans	Loans from people related to Key Management Personnel or entities controlled by them	Immediate parent company	Total
	£000	£000	£000	£000
At 1 July 2025	883	382	1,035	2,300
Repayments	(182)	(195)	(585)	(962)
Capital contribution	(484)	(66)	(450)	(1,000)
Finance expense	—	12	—	12
At 30 June 2026	217	133	—	350

27.         Controlling party

The immediate parent undertaking is Aurevia Education Limited, a company registered in England and Wales. The ultimate parent company is Jiayi Education Holdings Limited, a company incorporated in the Cayman Islands.

28.         Business combinations during the period

In October 2025, the Company established its SEND platform company, Belong Education Ltd, with a strategic partner, Metaverse School Limited. On incorporation, the Company owned 80% of the issued ordinary share capital, and Metaverse School Limited owned the remaining 20%. At the same time, the two shareholders entered into a shareholders’ agreement requiring both parties’ consent for significant operational and strategic decisions, so the Company concluded it did not control its new subsidiary. Accordingly, from the date of incorporation to 13 April 2026, it was accounted for as a joint venture undertaking, in which losses were shared 80/20 between the joint-venture partners, reflecting the share ownership and voting rights.

Under the terms of the original agreement, both the Company and Metaverse School Limited were required to provide an initial investment of £100,000 in proportion to their share ownership rights. The Company has invested its share capital, and Belong Education Ltd has a £20,000 debtor for unpaid share capital from Metaverse School Limited.

Before the amendment to the shareholders’ agreement discussed below, Belong Education Ltd had incurred post-tax losses of £233,000. Because the Company was obligated to pay the expenses incurred, the Group recognised its share of those losses, £186,000, as an excess loss provision reflecting the Company’s obligation.

On 14 April 2026, both parties agreed to amend the shareholders’ agreement so that Metaverse Schools Limited’s agreement was not required for substantive operational or strategic matters. Consequently, this represented a change of control for no consideration and has been accounted for in accordance with IFRS 3 ‘Business Combinations’.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

28.         Business combinations during the period (cont.)

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition:

£000
Property, plant and equipment	1
Deferred tax assets	20
Prepayments	100
Other taxes recoverable	10
Other debtors	20
Trade payables	(5)
Amounts owed to Joint venturers	(259)
Other creditors	(20)
Net liabilities	(133)

No fair value adjustments were required for the identifiable assets acquired. The PPE comprised office equipment and its book value was considered reflective of its fair value. There was no fair value change in the Group’s carrying amount immediately before the change of control occurred.

No goodwill arose on the acquisition as summarised below:

£000
Consideration transferred	—
NCI based on their proportionate share in the recognised assets and liabilities of Belong Education Ltd	(27)
Investment in Joint Venture	80
Share of losses recognised	(186)
Identifiable net liabilities acquired	133
—

29.         Notes supporting statement of cash flows

Group

	2026	2025
	£000	£000
Cash at bank available on demand	946	484
Short-term deposits	—	1,300
Cash and cash equivalents in the statement of financial position	946	1,784

30.         Reconciliation of liabilities from financing activities

	Bank loans	Loan from the immediate parent company	Related party loans	Other loans	Lease liabilities	SaaS Loan	Total
	£000	£000	£000	£000	£000	£000	£000
At 1 July 2024	43	1,480	1,333	310	2,855	—	6,021
Cash changes
Repayment	(18)	(520)	(465)	(2,125)	(325)	(8)	(3,461)
Proceeds	—	75	285	2,250	—	—	2,610
Interest paid	(2)	—	—	(183)	(307)	(2)	(494)

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

30.         Reconciliation of liabilities from financing activities (cont.)

	Bank loans	Loan from the immediate parent company	Related party loans	Other loans	Lease liabilities	SaaS Loan	Total
	£000	£000	£000	£000	£000	£000	£000
Non-cash changes
Acquired through business combinations	—	—	—	—	379	—	379
Sale and lease-back		—	—	—	2,442	—	2,442
SaaS Loan prepayment	—	—	—	—	—	43	43
Lease modifications	—	—	—	—	121	—	121
Interest expense	—	—	12	228	307	2	549
At 30 June 2025	23	1,035	1,165	480	5,472	35	8,210

Cash changes
Repayment	(19)	(308)	(377)	(257)	(336)	(7)	(1,304)
Proceeds	—	—	—	142	—	—	142
Interest paid	—	—	—	(20)	(519)	(3)	(542)
Non-cash changes
Shares issued		(277)					(277)
Capital contribution		(450)	(550)				(1,000)
Lease modifications	—	—	—	—	223	—	223
Interest expense	—	—	12	25	525	3	565
At 30 June 2026	4	—	250	370	5,365	28	6,017

31.         Financial instruments risk

The Group’s financial instruments comprise cash and cash equivalents, and items such as trade payables and trade and other receivables which arise directly from its operations. The primary purpose of these financial instruments is to provide finance for the Group’s operations.

The Group’s operations expose it to a variety of financial risks, including market, credit, and liquidity risks. Given the size of the Group, the directors have not delegated the responsibility for monitoring financial risk management to a board subcommittee. The Company’s finance department implements the policies set by the directors.

Market and Credit risk

The Group’s credit risk is primarily attributable to its trade receivables. The Group has implemented policies requiring appropriate credit checks of potential customers before their children can attend our nurseries. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed annually by the board. Trade receivables are considered in default and subject to additional credit control procedures when they are more than 30 days past due. Trade receivables are only written off when there is no reasonable expectation of recovery due to the insolvency of the debtor.

The carrying amount of financial assets represents the maximum credit exposure.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

31.         Financial instruments risk (cont.)

Interest rate risk

The Group has both interest-bearing assets and interest-bearing liabilities. Interest-bearing assets comprise cash and cash equivalents that earn interest at variable rates. Interest-bearing liabilities include bank borrowings, which incur interest at a fixed rate. The Group has not entered into any derivative transactions during the period under review.

The Group’s cash and cash equivalents earned interest at a variable rate of 2.75% during the year (2025: 2.75%). Details of the terms of the Group’s borrowings are disclosed in note 19.

Liquidity risk

The Group monitors its working capital levels to ensure it can meet its debt repayments as they fall due. Lease rentals are a fixed and predictable cost. We align our child-care fee structures and enrolment targets so each nursery site’s cash generation should cover its ongoing rent and lease payments.

At 30 June 2026, the Group’s financial liabilities had the following contractual maturities (including interest payments where applicable)

	Current		Non-current
	Within 6 months	6 to 12 months	2 – 5 years	After 5 years
	£000	£000	£000	£000
Bank loans	4	—	—	—
Loan from the immediate parent company	—	—	—	—
Related party loans	119	—	—	—
Other loans	382	16	128	670
SaaS loan	5	5	33	—
Trade and other payables	1,749	—	—	—
	2,259	21	161	670

At 30 June 2025, the Group’s financial liabilities had the following contractual maturities (including interest payments where applicable)

	Current		Non-current
	Within 6 months	6 to 12 months	1 – 5 years
	£000	£000	£000
Bank loans	10	10	4
Loan from the immediate parent company	1,035	—	—
Related party loans	1,165	—	—
Other loans	480	—	—
SaaS loan	5	5	32
Trade and other payables	1,140	—	—
	3,835	15	36

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

32.        Fair value measurement

The Group has a single financial asset measured at fair value. This is the Group’s holding in unlisted shares in DPS Education Limited. The Group engaged third-party valuation specialists to help measure the fair value at 30 June 2025 and 30 June 2026. The fair value measurement falls into Level 3 of the fair value measurement hierarchy.

In measuring the fair value of the equity investment in DPS Education Limited, consideration was given to the EBITDA multiple used to determine the initial offer price at which the Group invested with other parties. The Group compared the second year of trading performance with its budget, and compared the revenue and EBITDA multiples achieved with those of comparator companies.

The Group has a single financial liability measured at fair value: contingent consideration payable for the acquisition of Stepping Stones Day Nursery (SW) Ltd. The obligation is to make four annual payments of £27,500 from 31 January 2025 to 31 January 2028, contingent on the Landlord not exercising a break clause in the lease before the deferred payment date. If the lease is terminated, future deferred payments are forfeited. The Group engaged third-party valuation specialists to help measure the fair value at 30 June 2025 and 30 June 2026. The fair value measurement falls into Level 3 of the fair value measurement hierarchy.

In measuring the fair value of the contingent consideration liability, it has been assumed that the lease will not be terminated before the deferred payment dates. The change in fair value is the change in the discount rate, based on the Group’s cost of debt, used to discount the outstanding payments.

The reconciliation of carrying amounts of the above financial instruments carried at fair value is set out below:

	Contingent consideration	Investment in DPS Education Limited
	£000	£000
At 1 July 2024	(91)	269
Cash paid	28	52
Change in fair value	(11)	31
At 30 June 2025	(74)	352
Cash paid	28	—
Change in fair value	(4)	12
At 30 June 2026	(50)	364

33.         Capital management

The Group’s objectives in managing capital are to safeguard its ability to continue as a going concern, provide returns for shareholders, and maintain an optimal capital structure to minimise the cost of capital.

The Group defines capital as share capital plus all reserves, totalling £3,344k as of 30 June 2026 (2025: £3,509k).

The Group is not subject to any externally imposed capital requirements.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

34.         Interests in other entities

34(a)     Subsidiaries

Name of subsidiary	Country of incorporation	Principal activity	Proportion of ownership interests held by the group at year-end
			2026	2025
Bambinos Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
The Nursery Family Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Footsteps Childcare Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
MKM Childcare Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Muddy Boots Childcare Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Home from Home Nursery Limited	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Stepping Stones Day Nursery (SW) Ltd	United Kingdom	Provision of day childcare and pre-school education	100%	100%
Belong Education Ltd	United Kingdom	Holding company	80%	N/A
iStep Learning Australia Pty Ltd	Australia	Holding company	95%	N/A

34(b)     Non-controlling interests (NCI)

The table below summarises the financial information for Belong Education Ltd, which has a non-controlling interest and is material to the Group’s operations. The amounts disclosed are before any inter-company eliminations.

Belong Education Ltd (Belong) was incorporated in 2025. The Company owns 80% of the issued share capital and Metaverse School Limited owns the remaining 20%. At incorporation, the parties entered into a shareholders’ agreement, which meant the Company could not control Belong because Metaverse School Limited also had to approve certain strategic and operational decisions. Accordingly, the Company has accounted for its interest as a joint venture undertaking from incorporation until 13 April 2026. On 14 April 2026, the shareholders’ agreement was amended so that the Company can now control Belong in proportion to its shareholding, which also equates to its voting rights.

iStep Learning plc

Notes to the Consolidated Financial Statements

For the year ended 30 June 2026

34.         Interests in other entities (cont.)

As disclosed in note 28, this change in control has been accounted for as a step acquisition in accordance with IFRS 3, ‘Business Combinations’.

Summarised balance sheet	Belong Education Ltd	Other individually immaterial subsidiary	Total
	£000	£000	£000
Non-current assets	33
Current assets	207
Current liabilities	(477)
Net liabilities	(237)

Net liabilities attributable to NCI	(47)	(2)	(49)
Revenue	—
Total comprehensive loss for the year	(104)
Loss allocated to NCI	(21)	(1)	(22)

Belong Education Ltd did not have any cash transactions during the year as all expenses incurred were settled by the Company during the year and recharged through the intercompany account. This balance at 30 June 2026 is eliminated in full on consolidation.

The other individually immaterial subsidiary is iStep Learning Australia Pty Ltd which is incorporated in Australia. This subsidiary will be the Group’s holding company for potential future acquisitions of education-related businesses in the Australian market. The Company owns 95% of the issued share capital, which also equates to its voting rights.

35          Subsequent events

On 16 October 2026, the company completed a share split whereby each A was split into 64 A shares. This increased the number of shares outstanding from 588,697 A shares in issue to 37,676,608 A shares. See note12 for the effect on the reported loss per share for all years presented.

Registered number: 12463079

__________________________________________________________________

GROLIFE LIMITED

__________________________________________________________________

UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED 28 FEBRUARY 2026

GROLIFE LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2026

	Note	Unaudited 2026	Unaudited 2025
		£	£
Revenue	3	3,084,648	2,742,899
Cost of sales		(1,733,041)	(1,512,143)
Gross profit		1,351,607	1,230,756
Administrative expenses		(859,115)	(789,341)
Other operating income		—	32,835
Operating profit		492,492	474,250
Finance costs		(49,390)	(61,260)
Finance income		4,569	1,943
Profit before tax		447,671	414,933
Income tax expense	7	(128,147)	(168,314)
Profit for the period and total comprehensive income for the period		319,524	246,619

Earnings per share
Basic and diluted profit per share	8	3,195	2,466

The results for the periods above are derived from continuing operations and are entirely attributable to the owners of the parent company. There were no items of comprehensive income in the current or prior period other than the profit for the period.

GROLIFE LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	Unaudited 28 February 2026	Audited 31 August 2025
		£	£
Assets
Non-current assets
Goodwill	6	654,589	654,589
Property, plant and equipment	9	789,962	699,960
Right-of-use assets	9	1,123,740	1,195,237
Non-current financial asset	10	—	70,000
Deferred tax assets		91,379	85,185
		2,659,670	2,704,971

Current assets
Trade and other receivables	10	674,795	321,568
Cash and cash equivalents		2,968,575	1,402,665
		3,643,370	1,724,233

Total assets		6,303,040	4,429,204

Liabilities
Current liabilities
Trade and other payables	10	1,206,978	799,422
Contract liabilities	3	1,125,886	—
Current tax liabilities		476,905	342,563
Lease liabilities		227,709	222,780
Loans and Borrowings		37,876	34,953
Total current liabilities		3,075,354	1,399,718

Non-current liabilities
Lease liabilities		906,158	957,749
Loans and borrowings		329,446	351,517
Provisions		466,420	465,169
Total non-current liabilities		1,702,024	1,774,435

Total liabilities		4,777,378	3,174,153
Net assets		1,525,662	1,255,051

Capital and reserves
Called up share capital		100	100
Retained earnings		1,525,562	1,254,951
Total equity		1,525,662	1,255,051

GROLIFE LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2026

	Called up share capital	Retained earnings	Total equity
	£	£	£
At 1 September 2024 (audited)	100	539,966	540,066

Comprehensive income for the period
Profit for the period (unaudited)	—	246,619	246,619

Transactions with owners
Dividends (unaudited)	—	(44,685)	(44,685)

At 28 February 2025 (unaudited)	100	741,900	742,000

At 1 September 2025 (audited)	100	1,254,951	1,255,051

Comprehensive income for the period
Profit for the period (unaudited)	—	319,524	319,524

Transactions with owners
Dividends (unaudited)	—	(48,913)	(48,913)
At 28 February 2026 (unaudited)	100	1,525,562	1,525,662

GROLIFE LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2026

	Unaudited 2026	Unaudited 2025
	£	£
Net cash generated from operating activities
Profit for the period	319,524	246,619

Depreciation of property, plant and equipment	34,829	14,956
Depreciation of right-of-use assets	88,164	81,617
Gain on termination of lease	—	(3,131)
Tax expense	128,147	168,314
Finance income	(4,569)	(1,943)
Finance costs	49,390	61,260
Increase in trade and other receivables	(353,227)	(350,937)
Increase in trade and other payables	1,533,442	1,085,876
Increase in provisions	—	144,776
Corporation tax paid	1	—
Net cash generated from operating activities	1,795,701	1,447,407

Net cash generated from investing activities
Purchases of property, plant and equipment	(124,831)	(605,741)
Proceeds on disposal of investment	70,000	—
Interest received	4,569	1,943
Net cash (used in) investing activities	(50,262)	(603,798)

Net cash used in financing activities
Payment of principal portion of lease liabilities	(63,329)	(57,734)
Proceeds from loans and borrowings	—	346,500
Repayment of loans and borrowings	(19,148)	(19,838)
Dividends paid	(48,913)	(44,685)
Interest paid	(48,139)	(60,026)
Net cash (used in)/from financing activities	(179,529)	164,217
Net cash increase in cash and cash equivalents	1,565,910	1,007,826

Cash and cash equivalents at the beginning of the period	1,402,665	467,948
Cash and cash equivalents at the end of the period	2,968,575	1,475,774

GROLIFE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED 28 FEBRUARY 2026

1       General Information

The unaudited interim condensed consolidation financial statements of Grolife Limited (“the Company”) and its subsidiaries (“the Group”) are for the 6 months ended 28 February 2026 and were authorised for issue by the Board of Directors on 19 June 2026.

The Company is a private company limited by shares domiciled and incorporated in England, United Kingdom. The registered office address is 5 Gerald Road, Salford, United Kingdom, M6 6DN.

The principal activity of the Group is the provision of care and education for children.

2       Basis of preparation

The unaudited interim condensed consolidated financial statements for the six months ended 28 February 2026 have been prepared in accordance with IAS 34, ‘Interim Financial Statements’. In applying IAS 34, the company has applied the accounting principles as set out in International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These unaudited interim condensed consolidated financial statements for the six months ended 28 February 2026 have been prepared on a going-concern basis and have been specifically prepared to be included as an appendix in a US prospectus of iStep Learning Limited as the acquisition of the Group was considered probable at the time of filing with US securities regulators.

The unaudited interim condensed consolidated financial statements do not include all of the information and disclosures that would be required in the Group’s annual financial statements and should be read in conjunction with the Group’s specially prepared financial statements.

2.1    Changes in accounting policies

The accounting policies adopted by the Group in preparing these unaudited interim condensed consolidated financial statements are consistent with those followed in preparing the special purpose consolidated financial statements for the fiscal year ended 31 August 2025. The Group has not adopted any standard, interpretation, or amendment issued by the IASB that is not yet effective.

3       Revenue

The Group recognises revenue from contracts with customers over time. All revenue is attributable to the Group’s principal activity. All revenue arose within the United Kingdom.

Standard payment terms for revenue are 30 days from acceptance of invoice. Transaction prices are allocated to performance obligations on the basis of relative stand-alone retail prices.

Remaining performance obligations

The amount of a customer contract’s transaction price that is allocated to the remaining performance obligations represents contracted revenue that has not yet been recognised. This includes amounts recognised as contract liabilities and amounts that are contracted but not yet delivered.

The Group has applied the practical expedient of IFRS 15 paragraph 121(a) as the Group’s performance obligations are all part of contracts that have an expected duration of one year or less.

4       Segment information

During the years ended 31 August 2026 and 31 August 2025, the management information provided to the directors was aggregated by operations into geographical locations in the UK. These locations are referred to by management by the borough in which the corresponding school is situated. As the activities of all schools in these boroughs are substantively the same and face similar economic risks, they have been aggregated into a single reportable segment. Accordingly, the segment results are the same as reported in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.

GROLIFE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED 28 FEBRUARY 2026

4       Segment information (cont.)

All of the Group’s revenue are earned in the UK, and all of its non-current assets are located there as well. The Group is not reliant on any major customers.

5       Seasonality of operations

The Group’s principal activity, being the provision of care and education for children, occurs during the three terms of the academic year ending 31 August. As a result, there are short-term reductions in occupancy levels and revenue during the school holidays. However, management has concluded these trends are not ‘highly seasonal’ in accordance with IAS 34.

6       Impairment testing of goodwill

The Group conducts its annual impairment testing of goodwill in August and when circumstances indicate that the carrying value might be impaired. The recoverable amount for the Group’s cash-generating unit is determined using a value-in-use calculation.

The key assumptions used in the value-in-use calculation are disclosed in the Group’s special purpose consolidated financial statements for the fiscal year ended 31 August 2025.

There have been no indicators of impairment identified that have required goodwill to be tested for impairment during the six months ended 28 February 2026.

7       Tax expense

Tax is charged at 25% for the six months ended 28 February 2026 (28 February 2025: 25%) representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the six-month period.

The major components of income tax expense in the interim condensed consolidated statement of profit or loss are:

Income taxes	Unaudited For the six months ended 28 February,
	2026	2025
Current income tax expense	134,341	173,488
Deferred income tax expense relating to origination and reversal of temporary differences	(6,194)	(5,174)
Income tax expense/(credit) recognised in statement of profit or loss	128,147	168,314

8       Earnings per share

(i)     Basic earnings per share

The basic profit per share calculation is based on a profit of £319,524 (2025: £246,619) and the number of shares in issue of 100 (2025: 100)

(ii)    Diluted earnings per shares

The diluted and basic earnings per share are the same.

GROLIFE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED 28 FEBRUARY 2026

9       Property, plant and equipment and right-of-use assets

	Property, plant and equipment	Right-of-use assets
At 31 August 2024 (audited)	79,554	1,140,969
Additions	605,741	302,461
Disposals	—	(126,138)
Depreciation	(14,956)	(81,617)
At 28 February 2025 (unaudited)	670,339	1,235,675

At 31 August 2025 (audited)	699,960	1,195,237
Additions	124,831	16,667
Depreciation	(34,829)	(88,164)
At 28 February 2026 (unaudited)	789,962	1,123,740

10     Financial assets and financial liabilities

Financial assets held by the Group, except for cash and cash equivalents, are summarised below:

Financial assets	Unaudited 28 February 2026	Audited 31 August 2025
	£	£
Debt instruments at amortised cost
Trade and other receivables	437,174	75,188
Amounts owed by related parties	146,035	191,083
Financial assets at fair value through profit or loss
Investments	—	70,000
Total	583,209	336,271

The financial liabilities outstanding at 28 February 2026 and 31 August 2025 were:

	Unaudited 28 February 2026	Audited 31 August 2025
	£	£
Financial liabilities at amortised cost
Current liabilities
Trade and other payables	875,720	469,948
Accruals	236,566	240,996
Amounts owed to related parties	—	1,904
Lease liabilities	227,709	222,780
Loans and borrowings	37,876	34,953
	1,377,871	970,581
Non-current liabilities
Lease liabilities	906,158	957,749
Loans and borrowings	329,446	351,517
	1,235,604	1,309,266
Total	2,613,475	2,279,847

The Group did not have any financial liabilities measured at fair value in either year.

Trade and other receivables noted above excludes prepayments and tax balances. Trade and other payables noted above excludes contract liabilities and tax balances.

GROLIFE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED 28 FEBRUARY 2026

11     Related party transactions

Balances due from and to Group companies are shown in note 10.

The Group had a profit share arrangement with its investment that was sold in the period ended 28 February 2026. During the period, the Group received £nil from its investment (2025: £32,835). At 28 February 2026, the Group owed the investment £nil (31 August 2025: £1,904).

During the 6-month period to 28 February 2026, the Group purchased services totalling £12,000 (2025: £31,331) from three companies controlled by key management personnel. At 28 February 2026, the Group owed £2,251 (31 August 2025: receivable of £71,195).

At 28 February 2026, the amount due from directors was £145,586 (31 August 2025: £117,188).

Registered number: 12463079

__________________________________________________________________

GROLIFE LIMITED

__________________________________________________________________

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

GROLIFE LIMITED
INDEPENDENT AUDITOR’S REPORT

Independent auditor’s report to the members of Grolife Limited

For the years ended 31 August 2024 and 31 August 2025

Opinion

We have audited the special purpose consolidated financial statements of the Grolife Limited (the ‘parent company’) and its subsidiaries (the ‘group’) for the years ended 31 August 2024 and 31 August 2025 which comprise the Consolidated statement of comprehensive income, the Consolidated statement of financial position, the Consolidation statement of changes in equity, the Consolidated statement of cash flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is in accordance with International Financial Reporting Standard and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS accounting standards).

In our opinion, the accompanying financial statements:

•        give a true and fair view of the group’s affairs as at 31 August 2024 and 31 August 2025 and of its profit for the years then ended; and

•        have been properly prepared in accordance with applicable accounting standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)), including ISA (UK) 800 and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the United Kingdom, including the Financial Reporting Council’s Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group’s or the parent company’s ability to continue as a going concern for a period of at least 12 months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Responsibilities of directors

The directors are responsible for the preparation of the non-statutory consolidated financial statements and for being satisfied that they give a fair representation.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities is available on the Financial Reporting Council’s website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our Auditor’s report.

Use of our report

This report is made solely to the company’s members, and solely for the purpose of the inclusion of the group within the iStep Learning Limited’s prospectus, in accordance with the terms of our engagement letter dated 11 February 2026. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members, for our audit work, for this report, or for the opinions we have formed.

/s/ Buzzacott Audit LLP

Buzzacott Audit LLP

130 Wood Street

London

EC2V 6DL

25 June 2026

GROLIFE LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

	Note	2025	2024
		£	£
Revenue	5	5,829,219	4,414,893
Cost of sales		(3,173,097)	(2,760,781)
Gross profit		2,656,122	1,654,112
Administrative expenses		(1,626,784)	(1,447,489)
Other operating income	7	101,948	79,958
Fair value gains	25	69,980	—
Operating profit	8	1,201,266	286,581
Finance costs	10	(131,440)	(77,556)
Finance income	10	5,593	3,272
Profit before tax		1,075,419	212,297
Income tax expense	11	(272,429)	(96,688)
Profit for the year and total comprehensive income for the year		802,990	115,609

Earnings per share
Basic and diluted profit per share	12	8,030	1,156

The results for the periods above are derived from continuing operations and are entirely attributable to the owners of the parent company. There were no items of comprehensive income in the current or prior year other than the profit for the year.

The notes on pages F-62 to F-84 form part of these financial statements.

GROLIFE LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 AUGUST 2025

	Note	2025	2024	1 September 2023
		£	£	£
Assets
Non-current assets
Goodwill	13	654,589	654,589	654,589
Property, plant and equipment	14	699,960	79,554	42,204
Right-of-use assets	15	1,195,237	1,140,969	264,364
Non-current financial asset	25	70,000	20	20
Deferred tax assets	20	85,185	8,430	—
		2,704,971	1,883,562	961,177
Current assets
Trade and other receivables	17	321,568	415,927	275,862
Cash and cash equivalents		1,402,665	467,948	361,354
		1,724,233	883,875	637,216

Total assets		4,429,204	2,767,437	1,598,393

Liabilities
Current liabilities
Trade and other payables	18	799,422	782,984	549,752
Current tax liabilities	11	342,563	115,847	146,376
Lease liabilities	15	222,780	187,018	46,602
Loans and Borrowings	19	34,953	30,000	30,000
Total current liabilities		1,399,718	1,115,849	772,730

Non-current liabilities
Lease liabilities	15	957,749	893,373	217,762
Loans and Borrowings	19	351,517	45,000	75,000
Deferred tax liabilities	20	—	—	10,550
Provisions	21	465,169	173,149	—
Total non-current liabilities		1,774,435	1,111,522	303,312

Total liabilities		3,174,153	2,227,371	1,076,042
Net assets		1,255,051	540,066	522,351

Capital and reserves
Called up share capital	22	100	100	100
Retained earnings	23	1,254,951	539,966	522,251
Total equity		1,255,051	540,066	522,351

The financial statements on pages F-58 to F-84 were approved and authorised for issue by the Board and were signed on its behalf on 24th June 2026:

/s/ James Lowe
James Lowe
Director

The notes on pages F-62 to F-84 form part of these financial statements.

GROLIFE LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

	Called up share capital	Retained earnings	Total equity
	£	£	£
At 1 September 2023	100	522,251	522,351

Comprehensive income for the year
Profit for the year	—	115,609	115,609

Transactions with owners
Dividends	—	(97,894)	(97,894)
At 31 August 2024	100	539,966	540,066

Comprehensive income for the year
Profit for the year	—	802,990	802,990

Transactions with owners
Dividends	—	(88,005)	(88,005)
At 31 August 2025	100	1,254,951	1,255,051

The notes on pages F-62 to F-84 form part of these financial statements.

GROLIFE LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

	2025	2024
	£	£
Net cash generated from operating activities
Profit for the year	802,990	115,609
Depreciation of property, plant and equipment	50,984	19,226
Depreciation of right-of-use assets	165,240	111,681
Gain on disposal of property, plant and equipment	—	(874)
Gain on disposal of lease	(3,131)	—
Fair value gain in investments	(69,980)	—
Tax expense	272,429	96,688
Finance income	(5,593)	(3,272)
Finance costs	131,440	77,556
Decrease/(increase) in trade and other receivables	94,359	(140,065)
Increase in trade and other payables	16,438	233,232
Increase in provisions	289,553	89,265
Corporation tax paid	(122,468)	(146,197)
Net cash generated from operating activities	1,622,261	452,849

Net cash generated from investing activities
Purchases of property, plant and equipment	(671,390)	(55,702)
Interest received	5,593	3,272
Net cash (used in) from investing activities	(665,797)	(52,430)

Net cash used in financing activities
Payment of principal portion of lease liabilities	(116,239)	(89,884)
Proceeds from loans and borrowings	346,500	—
Repayment of loans and borrowings	(35,030)	(30,000)
Dividends paid	(88,005)	(97,894)
Interest paid	(128,973)	(76,047)
Net cash used in financing activities	(21,747)	(293,825)
Net cash increase in cash and cash equivalents	934,717	106,594

Cash and cash equivalents at the beginning of the year	467,948	361,354
Cash and cash equivalents at the end of the year	1,402,665	467,948

The notes on pages F-62 to F-84 form part of these financial statements.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

1       General Information

Grolife Limited (“the Company”) is a private company limited by shares domiciled and incorporated in England, United Kingdom. The registered office address is 5 Gerald Road, Salford, United Kingdom, M6 6DN.

The principal activity of the Company and its subsidiaries (“the Group”) is the provision of care and education for children.

2       Basis of preparation

The Group’s consolidated financial statements have been prepared under the historical cost convention except for financial assets which have been measured at fair value, in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). These financial statements have been presented in Sterling (GBP), which is the functional and reporting currency of the Group.

These financial statements are the first to be prepared in accordance with IFRS Accounting Standards. The transition date is 1 September 2023, and the disclosures required by IFRS 1, ‘First Time Adoption of International Financial Reporting Standards’ are given in note 30.

The preparation of financial statements in compliance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in note 3.

These financial statements are non-statutory financial statements that have been specifically prepared to be included as an appendix in a US prospectus of iStep Learning Limited as the acquisition of the Group was considered probable at the time of filing with US securities regulators.

2.1    Changes in accounting policies

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early. The Group is currently working to identify all impacts that will have on the financial statements.

•        Lack of exchangeability — Amendments to IAS 21

•        Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7.

•        Annual Improvements to IFRS Accounting Standards — Volume 11

•        IFRS 18 — Presentation and Disclosure in Financial Statements

•        IFRS 19 — Subsidiaries without Public Accountability: Disclosures

3       Material accounting policy information

3.1    Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared to 31 August each year as if they form a single entity. Intercompany transactions and balances between group companies are, therefore, eliminated in full.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

Subsidiaries are entities controlled by the Company. Control exists when the Company possesses power over the investee, has exposure to variable returns from its involvement with the entity and can use its power over the investee to affect its returns. In assessing control, potential voting rights that presently are exercisable or convertible are considered, regardless of management’s intention to exercise that option or warrant. The financial information of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

3.2    Foreign currencies

The Group presents its consolidated financial statements in GBP, the parent company’s functional currency. As the Group has no foreign operations, all entities use GBP as their functional currency.

Transactions in other currencies are recorded at the GBP spot rate on the transaction date. Monetary items are retranslated at the closing rate, with any exchange differences recognised in profit or loss.

Non-monetary items measured at historical cost use the rate on the transaction date; those measured at fair value use the rate on the date the fair value is determined.

3.3    Going concern

The Directors have performed a going concern assessment to determine the Group’s ability to remain a going concern for a period of 12 months from the approval of these financial statements.

The Group’s forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group should be able to operate with its currently available facilities. The Group has sufficient financial resources together with assets that are expected to generate cash flow in the normal course of business.

As a result, the Directors expect the Group to be profitable and cash flow generative for the 12 months from the date of issue of these financial statements, and the remaining foreseeable future. Accordingly, the Directors have adopted the going concern basis in preparing these financial statements.

3.4    Revenue

Revenue represents the value of services provided, excluding value added tax and is attributable to the Group’s principal activity.

Revenue is recognised in accordance with the five-step model as outlined within IFRS 15 Revenue from Contracts with Customers.

The principal activity of the Group is the provision of care and education for children. The activity is considered a single performance obligation and revenue from providing these services is recognised over time in the accounting period in which the services are rendered, as the customer simultaneously receives and consumes the benefits of these services over time. Where the Group provides these services, there is no obligation for refunds and no warranties are provided. Where payments are received from customers in advance of services provided, the amounts are recorded as contract liabilities and only recognised as revenue in the period to which they relate.

3.5    Finance costs

Finance costs are charged to profit or loss over the term of the debt using the effective interest method so that the amount charged is at a constant rate on the carrying amount. Issue costs are initially recognised as a reduction in proceeds of the associated capital instrument.

All borrowing costs are capitalised and subsequently recognised in the Consolidated Statement of Comprehensive Income over the life of the instrument.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

3.6    Goodwill

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

A cash-generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management have determined that there is a single cash-generating unit.

3.7    Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses.

Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Depreciation is charged to the Consolidated Statement of Comprehensive Income over the estimated useful lives of each part of an item of property, plant and equipment. The Directors reassess the useful economic lives and estimated residual values on an annual basis.

The estimated useful lives are as follows:

Buildings	Straight-line over 50 years
Leasehold improvements	Straight-line over 5 years
Fixtures and fittings	Straight-line over 4 years
Computer equipment	Straight-line over 3 years

3.8    Impairment of non-financial assets (excluding goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognised for the asset in prior years.

3.9    Leases

A right of use asset and a lease liability have been recognised for all leases except leases of low value assets, which are considered to be those with a fair value below £4,500, and those with a duration of 12 months or less. The right-of-use asset has been measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date.

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Where impairment indicators exist, the right of use asset is assessed for impairment.

The lease liabilities are measured at the present value of the lease payments due to the lessor over the lease term, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

After initial measurement, any payments made reduce the liability and the interest accrued increases it. Any reassessment or modification leads to a remeasurement of the liability. In such case, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

3.10  Financial instruments

Financial assets and financial liabilities are recognised in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets

Investments other than investments in subsidiaries are classified as either held-for-trading or not at initial recognition. At the year-end date all investments are classified as not held for trading. Changes in the fair value of investments are recognised in the Consolidated Statement of Profit or Loss.

Trade receivables are held in order to collect the contractual cash flows and are initially measured at the transaction price as defined in IFRS 15, as the contracts of the Group do not contain significant financing components. Impairment losses are recognised based on lifetime expected credit losses in profit or loss.

Other receivables and amounts owed by related undertakings are held in order to collect the contractual cash flows and accordingly are measured at initial recognition at fair value, which ordinarily equates to cost and are subsequently measured at cost less impairment due to their short-term nature. A provision for impairment is established based on 12-month expected credit losses unless there has been a significant increase in credit risk when lifetime expected credit losses are recognised. The amount of any provision is recognised in profit or loss.

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities include bank borrowings, trade and other payables and accruals are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Interest bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried into the Consolidated Statement of Financial Position.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of comprehensive income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

3.11  Fair value measurement

The Group measures certain financial instruments at fair value at each reporting date. Fair value represents the price to sell an asset or transfer a liability in an orderly market transaction.

Measurement assumes the transaction occurs in the principal market, or if none exists, the most advantageous market accessible to the Group. Fair value reflects assumptions market participants would use in their economic best interest.

For non-financial assets, fair value considers the asset’s highest and best use, whether through use or sale.

All items measured or disclosed at fair value are classified into a hierarchy based on the lowest-level significant input:

•        Level 1: Quoted prices in active markets for identical items

•        Level 2: Valuation techniques using observable inputs

•        Level 3: Valuation techniques using unobservable inputs

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

For recurring fair value measurements, the Group reviews and updates hierarchy classifications at each reporting date, based on the lowest significant input.

The Board compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable at each balance sheet date.

3.12  Current versus non-current classification

The Group classifies assets and liabilities as current or non-current.

Assets are current if they are expected to be realised in the operating cycle, held for trading, due within twelve months, or are cash/cash equivalents not restricted for over twelve months. All other assets are non-current.

Liabilities are current if they are expected to be settled in the operating cycle, held for trading, due within twelve months, or if the Group lacks an unconditional right to defer settlement for at least twelve months. Settlement options involving equity do not affect classification. All other liabilities are non-current.

Deferred tax assets and liabilities are always non-current.

3.13  Pension costs

Contributions to defined contribution schemes are charged to the statement of profit or loss as they become payable in accordance with the rules of the scheme. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the statement of financial position.

3.14  Taxation

The tax expense represents the sum of the tax currently payable and any deferred tax.

The current tax charge is based on the taxable profit for the year. Taxable profit differs from net profit as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s and Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the year end date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

3       Material accounting policy information (cont.)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle on a net basis.

3.15  Provisions

The group has recognised provisions for liabilities of uncertain timing or amount for leasehold dilapidations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability. The provisions that are expressly covenanted in the lease are capitalised as part of the right-of-use asset with the remaining wear and tear costs being expensed in profit or loss.

4       Critical accounting estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS, requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the historic financial information. Actual results could differ from these estimates.

These estimates and judgements are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. They are reviewed on an on-going basis and revisions to estimates are recognised prospectively.

Judgements

Equity investment in Edstart Wigan Limited

One of the Group’s investments is a 20% interest in Edstart Schools Wigan Limited. This investment is not accounted for using the equity method (as an associate) as the Group does not have the power to participate in the company’s operating and financial policies. This is evidenced by the Group not holding any voting power.

Determining the lease term of contracts with renewal and termination options — Group as lessee

IFRS 16 defines lease term as the non-cancellable period of a lease together with options to renew or break a lease if the lessee is reasonably certain to exercise that option. Judgement is required to determine whether periods covered by an option to extend a lease are reasonably certain to be exercised and whether periods covered by an option to terminate a lease are reasonably certain not to be exercised, when assessing the lease term.

Where leases include an option to extend or reduce the lease term, the Group makes a lease-by-lease assessment as to whether it is reasonably certain that the option will be exercised. This assessment considers the length of the time before any renewal or break option is exercisable Assessments for individual leases are also considered in aggregate to ensure consistency of approach.

Estimates and assumptions

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units (CGUs) to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and apply a suitable discount rate in order to calculate the present value.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

4       Critical accounting estimates and judgements (cont.)

The Group has considered this impact on the assumptions used and has conducted sensitivity analysis on the impairment test of the CGU’s carrying value. This has not resulted in any impairment of the carrying value at 31 August 2025 as the CGU’s recoverable amount exceeds its carrying value. Further disclosure is provided in note 13.

5       Revenue

The Group recognises revenue from contracts with customers over time. All revenue is attributable to the Group’s principal activity. All revenue arose within the United Kingdom.

Standard payment terms for revenue are 30 days from acceptance of invoice. Transaction prices are allocated to performance obligations on the basis of relative stand-alone retail prices.

The Group does not have any contract assets or contract liabilities at 31 August 2025 (2024: £nil).

Remaining performance obligations

The amount of a customer contract’s transaction price that is allocated to the remaining performance obligations represents contracted revenue that has not yet been recognised. This includes amounts recognised as contract liabilities and amounts that are contracted but not yet delivered.

The Group has applied the practical expedient of IFRS 15 paragraph 121(a) as the Group’s performance obligations are all part of contracts that have an expected duration of one year or less.

6       Segment information

During the years ended 31 August 2025 and 31 August 2024, the management information provided to the directors was aggregated by operations into geographical locations in the UK. These locations are referred to by management by the borough in which the corresponding school is situated. As the activities of all schools in these boroughs are substantively the same and face similar economic risks, they have been aggregated into a single reportable segment. Accordingly, the segment results are the same as reported in the Group’s Consolidated Statement of Profit or Loss.

All of the Group’s revenue are earned in the UK, and all of its non-current assets are located there as well. The Group is not reliant on any major customers.

7       Other operating income

Group	2025	2024
	£	£
Income received from investments	101,948	79,958
	101,948	79,958

8       Operating profit

Operating profit has been arrived at after charging/(crediting):

	Note	2025	2024
		£	£
Employee benefit expenses	9	2,744,496	2,005,779
Professional fees	—	164,118	177,019
Audit fees	—	27,000	27,000
Depreciation of property, plant and equipment	14	50,984	19,226
Profit/loss on disposal of tangible assets	14	—	(874)
Depreciation of right-of-use assets	15	165,240	111,681

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

9       Employee benefit expenses

Employee benefit expenses (including directors) comprise:

	2025	2024
	£	£
Wages and salaries	2,455,307	1,819,350
Defined contribution pension cost	44,629	37,218
Social security contributions and similar taxes	244,560	149,211
	2,744,496	2,005,779

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any directors (whether executive or otherwise) of the entity.

	2025	2024
	£	£
Short-term employee benefits	21,533	21,533
	21,533	21,533

10     Finance costs and finance income

	Note	2025	2024
		£	£
Finance costs
Interest on secured loans and borrowings	19	28,321	8,164
Interest on lease liabilities	15	100,652	67,883
Unwinding of discount on provisions	21	2,467	1,509
		131,440	77,556

Finance Income
Interest received		5,593	3,272
		5,593	3,272

11     Tax expense

	2025	2024
	£	£
Current tax
UK corporation tax for the year	349,363	115,668
Adjustments in respect of prior periods – UK tax	(179)	—
Total current tax	349,184	115,668

Deferred tax
Origination and reversal of timing differences	(76,755)	(18,980)
Total deferred tax	(76,755)	(18,980)

Tax expense recognised in the Consolidated Statement of Comprehensive Income	272,429	96,688

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

11     Tax expense (cont.)

The reasons for the difference between the actual tax charge for the year and the effective rate of corporation tax in the United Kingdom of 25% (2024 — 25%) applied to the loss for the year are as follows:

12     Earnings per share

	2025	2024
	£	£
Profit for the year	802,990	115,609
Tax expense	272,429	96,688
Profit before tax	1,075,419	212,297

Tax using the Group’s domestic tax rate of 25% (2024: 25%)	268,855	53,074
Expenses not deductible for tax purposes	21,248	43,614
Income not taxable	(17,495)	—
Adjustments in respect of prior periods – current tax	(179)	—
Total tax expense	272,429	96,688

(i)     Basic earnings per share

The basic profit per share calculation is based on a profit of £802,990 (2024: £115,609) and the number of shares in issue of 100 (2024: 100)

(ii)    Diluted earnings per shares

The diluted and basic earnings per share are the same.

13     Goodwill

Cost and net book amount

£
At 1 September 2023, 31 August 2024, and 31 August 2025	654,589
654,589

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination identified as the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. It has been determined that there is one CGU and goodwill solely relates to this one CGU. There are no intangible assets with indefinite useful lives within this CGU.

As goodwill is not amortised, the Group tests goodwill for impairment on an annual basis, or more frequently if there are indicators of impairment. The impairment assessment is performed by considering the recoverable amount of individual cash-generating units against carrying value. The highest recoverable amount for the CGU has been determined to be its value-in-use basis. This has been prepared using discounted cashflow models based on management’s approved budgets and forecasts at the balance sheet date.

Management approved forecasts for the reporting date to cover 12 months. Cash flows for the four years beyond that point have been extrapolated using a growth rate of 3%.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

13     Goodwill (cont.)

The key assumptions in the forecasts include the level of future sales. This requires estimates of future occupancy growth and forecast future price increases. The estimated growth in occupancy rates was based on expectations made at the year-end, and future price increases were based on experience from operating in the sector. Other operating cash flows were forecast based on known price rises at the reporting date and the business operating in its current form.

The pre-tax discount rate used in the value in use calculation was 12%.

There are no reasonably possible changes to the assumptions used in the value in use calculation that would lead to the carrying amount of the CGU exceeding its recoverable amount.

None of the goodwill is expected to be tax deductible.

14     Property, plant and equipment

Cost	Buildings and leasehold improvements	Fixtures and fittings	Computer equipment	Total
	£	£	£	£
At 1 September 2023	—	47,779	53,934	101,713
Additions	—	39,957	15,745	55,702
Disposals	—	(5,987)	(8,737)	(14,724)
At 31 August 2024	—	81,749	60,942	142,691
Additions	604,987	27,949	38,454	671,390
At 31 August 2025	604,987	109,698	99,396	814,081

Depreciation
At 1 September 2023	—	(34,653)	(24,856)	(59,509)
Charge for the year	—	(6,121)	(13,105)	(19,226)
On disposals	—	6,861	8,737	15,598
At 31 August 2024	—	(33,913)	(29,224)	(63,137)
Charge for the year	(9,910)	(18,714)	(22,360)	(50,984)
At 31 August 2025	(9,910)	(52,627)	(51,584)	(114,121)

Net book value
At 1 September 2023	—	13,126	29,078	42,204
At 31 August 2024	—	47,836	31,718	79,554
At 31 August 2025	595,077	57,071	47,812	699,960

15     Leases

The Group’s lease arrangements are in relation to 6 properties (2024:6) and 8 vehicles (2024: 6).

The property leases have termination dates between 2029 and 2039. The vehicle leases have termination dates between 2026 and 2029. Leased properties generally have lease terms between 6 and 15 years, while motor vehicles generally have lease terms between 2 and 4 years

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless (as is typically the case) this is not readily determinable, in which case the group’s incremental borrowing rate on commencement of the lease is used.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

15     Leases (cont.)

The weighted-average rate applied for the leased properties was 8.59%. Management have determined that the incremental borrowing rate to be applied in calculating the leased vehicles liability was 8%. The fair value of the Group’s lease obligations is approximately equal to their carrying amount.

Right-of-Use Assets	Leased properties	Leased vehicles	Total
	£	£	£
At 1 September 2023	220,295	44,069	264,364
Additions	919,795	68,491	988,286
Depreciation charge for the year	(83,160)	(28,521)	(111,681)
At 31 August 2024	1,056,930	84,039	1,140,969
Additions	302,461	43,185	345,646
Disposals	(126,138)	—	(126,138)
Depreciation charge for the year	(128,238)	(37,002)	(165,240)
At 31 August 2025	1,105,015	90,222	1,195,237

Lease Liabilities

At 1 September 2023	220,295	44,069	264,364
Additions	837,420	68,491	905,911
Interest expenses	61,752	6,131	67,883
Lease payments	(119,287)	(38,480)	(157,767)
At 31 August 2024	1,000,180	80,211	1,080,391
Additions	302,461	43,185	345,646
Disposals	(129,269)	—	(129,269)
Interest expenses	94,825	5,827	100,652
Lease payments	(177,458)	(39,433)	(216,891)
At 31 August 2025	1,090,739	89,790	1,180,529

The following table shows the analysis of undiscounted lease liabilities based on their maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	£	£	£	£	£
At 31 August 2025	222,780	210,739	549,334	682,053	1,664,906
At 31 August 2024	187,018	187,018	486,585	712,128	1,572,749
At 1 September 2023	46,602	49,436	126,477	140,000	362,515

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

16     Subsidiaries

The subsidiaries of Grolife Limited, all of which have been included in these consolidated financial statements, are as follows:

Name of subsidiary	Country of incorporation and principal place of business	Proportion of ownership interest
		31 August 2025	31 August 2024	1 September 2023
Restarted Education Ltd	United Kingdom	100%	100%	N/A	*
Edstart Specialist Education Ltd	United Kingdom	100%	100%	100%
Edstart Schools Oldham and Rochdale Ltd	United Kingdom	100%	100%	N/A	**
Edstart Schools Bolton Ltd	United Kingdom	100%	100%	N/A	***

____________

*        Restarted Education Ltd was incorporated on 16 July 2024.

**      Edstart Schools Oldham and Rochdale Ltd were incorporated on 16 August 2024.

***    Edstart Schools Bolton Ltd was incorporated on 9 August 2024.

17     Trade and other receivables

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
Trade receivables	29,141	164,676	79,847
Less: provision for impairment of trade receivables	—	—	—
Trade receivables – net	29,141	164,676	79,847
Receivables from related parties	191,083	203,069	152,388
Prepayments	55,297	36,132	31,888
Other receivables	46,047	12,050	11,739
	321,568	415,927	275,862

The carrying amount of trade and other receivables classified at amortised cost approximates fair value. Trade receivables, which are the only financial assets at amortised cost, are non-interest bearing and generally have a 30-day term.

Amounts due from related parties are interest-free, unsecured and repayable on demand. The expected credit loss at 31 August 2025 and 31 August 2024 was immaterial and has not been recognised.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables have been combined based on similar credit risk and ageing. The expected loss rates are based on the Group’s historical credit losses experienced over the 12 months prior to the year end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

17     Trade and other receivables (cont.)

As at 31 August 2025 trade receivables of £23,157 (2024: £60,381) were past due but not impaired. These amounts have not been provided for because there has not been a significant change in credit quality and the amounts are still considered recoverable. The ageing analysis of these trade receivables is as follows:

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
Up to 3 months past due	29,513	54,041	34,134
3 to 6 months past due	(993)	17,750	—
Over 6 months past due	(5,363)	(11,410)	(5,667)
	23,157	60,381	28,467

The lifetime loss is immaterial and not recognised. The Group does not hold any collateral as security.

18     Trade and other payables

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
Trade payables	101,495	153,538	103,523
Other payables	368,453	320,393	150,962
Accruals	240,996	182,460	116,212
Other taxation and social security	86,574	126,593	3,730
Payables to related undertakings	1,904	—	175,325
	799,422	782,984	549,752

The carrying value of trade and other payables classified as financial liabilities measured at amortised cost approximates fair value.

19     Loans and borrowings

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
Current	34,953	30,000	30,000
Non-current	351,517	45,000	75,000
	386,470	75,000	105,000

The carrying value of loans and borrowings classified as financial liabilities measured at amortised cost approximates fair value.

The bank loans are secured by fixed charges over the Group’s freehold property and floating charges over the remaining assets of the Group.

Loans and borrowings consist of two bank loans. The first loan was drawn down in 2021, has an interest rate of 4.5% above the Bank of England’s base rate and expires in 2027. The second loan was drawn down in the fiscal year ended 31 August 2025, has an interest rate of 3.5% above the Bank of England’s base rate and expires in 2029.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

20     Deferred tax assets and liabilities

	31 August 2025	31 August 2024
	£	£
Asset/(Liability) at 1 September	8,430	(10,550)
(Charged)/credited to profit and loss	76,755	18,980
Asset at 31 August	85,185	8,430
	31 August 2025	31 August 2024	1 September 2023
	£	£	£
Consisting of:
Deferred tax assets	411,428	313,007	88,080
Deferred tax liabilities	(326,243)	(304,577)	(98,630)
	85,185	8,430	(10,550)

Deferred tax balances are made up as follows:
Accelerated capital allowances	(27,962)	(19,888)	(10,550)
Deferred tax asset on the lease liability	411,428	313,007	—
Accelerated capital allowances	(298,281)	(284,689)	—
	85,185	8,430	(10,550)

21     Provisions

	Leasehold dilapidations	Other provision	Total
	£	£	£
At 1 September 2023	—	—	—
Charged to profit or loss	—	89,265	89,265
Recognition on lease commencement	82,375	—	82,375
Unwinding of discount	1,509	—	1,509
At 31 August 2024	83,884	89,265	173,149
	Leasehold dilapidations	Other provisions	Total
	£	£	£
At 1 September 2024	83,884	89,265	173,149
Charged to profit or loss	—	289,553	289,553
Unwinding of discount	2,467	—	2,467
At 31 August 2025	86,351	378,818	465,169

Leasehold dilapidations relate to the estimated cost of returning a leasehold property to its original state at the end of the lease in accordance with the lease terms. Other provisions relate to the estimated cost of repairs to leasehold properties over the course of and in accordance with the lease terms. The main uncertainty relates to estimating the cost that will be incurred at for the repairs during the lease and returning the leasehold property to its original state at the end of the lease.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

22     Share Capital

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
Allotted, called up and fully paid
100 Ordinary shares at £1 each	100	100	100
	100	100	100

23     Reserves

Retained earnings

This reserve includes all the current and prior period retained profits and losses less amounts distributed to shareholders.

24     Pension commitments

The Group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The pension cost charge represents contributions payable by the Group to the fund and amounted to £44,629 (2024: £37,318). Contributions of £1,687 were payable to the fund at the statement of financial position date (2024: £13,628, 1 September 2023: £347).

25     Financial instruments

The Group is exposed to the following financial risks:

•        Credit risk

•        Liquidity risk

•        Interest rate risk

In common with other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing those risks and the methods used to measure them. The significant accounting policies regarding financial instruments are disclosed in note 2.

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks and methods used to measure them from previous periods.

a)      Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•        Trade and other receivables

•        Cash and cash equivalents

•        Trade and other payables

•        Interest bearing borrowings

•        Lease liabilities

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

25     Financial instruments (cont.)

b)      Financial instruments by category

Financial assets

	31 August 2025	31 August 2024	1 September 2023
	£	£	£
At amortised cost
Trade receivables	29,141	164,676	79,847
Other receivables	46,047	12,050	11,739
Amounts owed by related parties	191,083	203,069	152,388
Cash at bank	1,402,665	467,948	361,354
Total financial assets	1,668,936	847,743	605,328

At fair value through profit or loss
Investments	70,000	20	20
	70,000	20	20

The investments included above represent an investment in Edstart Schools Wigan Limited. The fair value of the investment is given to be cost of £20 and the investment’s subsequent selling price of £70,000 on 22 December 2025. Under IFRS 7 Financial instruments: Disclosures and IFRS 13 Fair Value Measurement this is classified under the fair value hierarchy as Level 2. This is the only financial asset that the Group carries at fair value.

Financial Liabilities

	31 August 2025	31 August 2024	01 September 2023
	£	£	£
At amortised cost
Trade payables	101,495	153,538	103,523
Other payables	368,453	320,393	150,962
Accruals	240,996	182,460	116,212
Payables to related parties	1,604	—	175,325
Loans and borrowings	386,470	75,000	105,000
Lease liabilities	1,180,529	1,080,391	264,364
	2,279,847	1,811,782	915,386

The Group did not have any financial liabilities measured at fair value in either year.

Trade and other receivables noted above excludes prepayments and tax balances.

Trade and other payables noted above excludes contract liabilities and tax balances.

c)      Financial risk management — general objectives, policies, and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce ongoing risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

25     Financial instruments (cont.)

Market and Credit risk

Interest rate risk

The Group has both interest-bearing assets and interest-bearing liabilities. Interest-bearing assets comprise cash and cash equivalents, earning interest at a variable rate. Interest-bearing liabilities include bank borrowings, which incur interest at a variable rate. The Group has not entered into any derivative transactions during the period under review.

The Group’s cash and cash equivalents earned interest at a rate of 1.56% during the year (2024: 1.56%).

Details of the terms of the Group’s borrowings are disclosed in note 19.

Liquidity risk

The Group monitors its levels of working capital to ensure that it can meet its debt repayments as they fall due.

The following table shows the contractual maturities of the Group’s financial liabilities (none of which are derivative financial liabilities), all of which are measured at amortised cost:

At 31 August 2025	Contractual cash flows
	Carrying amount	Less than 12 months	Between 1 and 5 years	More than 5 years	Total
Trade and other payables	712,848	712,848	—	—	712,848
Loans and borrowings	386,470	70,761	436,915	—	507,676
Leases	1,180,529	222,780	760,073	682,053	1,664,906
Total	2,279,847	1,006,389	1,196,988	682,053	2,885,430
At 31 August 2024	Contractual cash flows
	Carrying amount	Less than 12 months	Between 1 and 5 years	More than 5 years	Total
Trade and other payables	656,391	656,391	—	—	656,391
Loans and borrowings	75,000	37,590	56,035	—	93,625
Leases	1,080,391	187,018	673,603	712,128	1,572,749
Total	1,811,782	880,999	729,638	712,128	2,322,765
At 1 September 2023	Contractual cash flows
	Carrying amount	Less than 12 months	Between 1 and 5 years	More than 5 years	Total
Trade and other payables	546,022	546,022	—	—	546,022
Loans and borrowings	105,000	38,171	93,626	—	131,797
Leases	264,364	46,602	175,913	140,000	362,515
Total	915,386	630,795	269,539	140,000	1,040,334

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

26     Related party transactions

Balances due from and to Group companies are shown in notes 17 and 18 respectively.

The Group has a profit share arrangement with its investment. During the year, the Group received £101,948 from its investment (2024: £79,958). At 31 August 2025, the Group owed the investment £1,904 (2024: £30,378, 2023: £3,078).

During the year, the Group purchased services totalling £61,693 (2024: £121,020) from three companies controlled by key management personnel. At 31 August 2025, the Group was due £71,195 (2024: £108,303, 2023: £130,207).

At 31 August 2025, the amount due from directors was £117,188 (2024: £17,453, 2023: £175,425 payable).

27     Ultimate controlling party

The ultimate controlling party is Mr. James Lowe.

28     Capital risk management

The Group’s objectives in managing capital are to safeguard its ability to continue as a going concern, thereby providing returns for shareholders and maintaining an optimal structure to minimum the cost of capital.

The Group defines capital as share capital plus all reserves, totalling £1,255,051 as of 31 August 2025 (2024: £540,066). The Group is not subject to any externally imposed capital requirements.

29     Reconciliation of liabilities arising from financing activities

	At 1 September 2024	Cash changes	Non-cash changes			At 31 August 2025
			Interest	New leases	Disposal
	£	£	£	£	£	£
Lease liabilities	1,080,391	(216,891)	100,652	345,646	(129,269)	1,180,529
Loans and borrowings	75,000	287,262	24,208	—	—	386,470
	1,155,391	70,371	124,860	345,646	(129,269)	1,566,999
	At 1 September 2023	Cash changes	Non-cash changes			At 31 August 2024
			Interest	New leases	Disposal
	£	£	£	£	£	£
Lease liabilities	264,364	(157,767)	67,883	905,911	—	1,080,391
Loans and borrowings	105,000	(38,171)	8,171	—	—	75,000
	369,364	(195,938)	76,054	905,911	—	1,155,391

Further details regarding lease liabilities can be found in note 15 and further details regarding loans and borrowings can be found in note 19.

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

30     First time adoption of IFRS

The fiscal year ended 31 August 2025, is the first year the Group prepared and presented in accordance with IFRS. For periods up to and including the fiscal year ended 31 August 2024, the entities within the Group prepared and presented their financial statements in accordance with FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland (“FRS 102”).

Accordingly, the Group has prepared historical financial information that complies with IFRS applicable as at 31 August 2025, together with the comparative periods data for the fiscal year ended 31 August 2024, as described in the summary of significant accounting policies. In preparing the financial statements, the Group’s opening statement of financial position was prepared as at 1 September 2023, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its FRS 102 financial statements, including the statement of financial position as at 1 September 2023 and the financial statements as of, and for, the fiscal year ended 31 August 2024.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Group has applied the following exemptions:

•        The Group applied the IFRS 1 exemption for business combinations occurring before 1 September 2023, so FRS 102 carrying amounts of recognised assets and liabilities became their deemed cost at acquisition. Subsequent measurement follows IFRS, and items not eligible for recognition under IFRS were excluded — though no such adjustments were required. IFRS 1 requires goodwill to be carried over from FRS 102, subject only to impairment testing and adjustments for intangible assets. The Group tested goodwill at the transition date and identified no impairment at 1 September 2023

•        The Group assessed all contracts existing at 1 September 2023 to determine whether a contract contains a lease based upon the conditions in place as at 1 September 2023.

•        Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at 1 September 2023. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the statement of financial position immediately before 1 September 2023. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognised as an expense on either a straight-line basis over the lease term or another systematic basis. A single discount rate has been applied to a portfolio of leases with reasonably similar characteristics.

•        For completed revenue contracts, contracts have not been restated that being and end within the same annual reporting period or are completed contracts at the beginning of the earliest period presents.

Estimates

The estimates at 1 September 2023 and 31 August 2024 are consistent with those made for the same dates in accordance with FRS 102 (after adjustments to reflect any differences in accounting policies).

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

30     First time adoption of IFRS (cont.)

Reconciliation of equity at 1 September 2023

	FRS 102 01 September 2023	Reclassifications and remeasurements	IFRS 01 September 2023
	£	£	£
Fixed assets
Goodwill	654,589	—	654,589
Property, plant and equipment	42,204	—	42,204
Right-of-use assets	—	264,364	264,364
Non-current financial assets	20	—	20
Deferred tax assets	—	—	—
	696,813	264,364	961,177
Current assets
Trade and other receivables	275,862	—	275,862
Cash and cash equivalents	361,354	—	361,354
	637,216	—	637,216

Total assets	1,334,029	264,364	1,598,393

Current liabilities
Trade and other payables	549,752	—	549,752
Contract liabilities	—	—	—
Current tax liabilities	146,376	—	146,376
Lease liabilities	—	46,602	46,602
Bank loans	30,000	—	30,000
	726,128	46,602	772,730

Non-current liabilities
Lease liabilities	—	217,762	217,762
Bank loans	75,000	—	75,000
Deferred tax liabilities	10,550	—	10,550
Provisions	—	—	—
	85,550	217,762	303,312

Total liabilities	811,678	264,364	1,076,042

Net assets	522,351	—	522,351

Capital and reserves
Called up share capital	100	—	100
Retained earnings	522,251	—	522,251
	522,351	—	522,351

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

30     First time adoption of IFRS (cont.)

Reconciliation of equity at 31 August 2024

	FRS 102 31 August 2024	Reclassifications and remeasurements	IFRS 31 August 2024
	£	£	£
Fixed assets
Goodwill	555,778	98,811	654,589
Property, plant and equipment	79,554	—	79,554
Right-of-use assets	—	1,140,969	1,140,969
Investments	20	—	20
Deferred tax assets	—	8,430	8,430
	635,352	1,248,210	1,883,562
Current assets
Trade and other receivables	425,872	(9,945)	415,927
Cash and cash equivalents	467,948	—	467,948
	893,820	(9,945)	883,875

Total assets	1,529,172	1,238,265	2,767,437

Current liabilities
Trade and other payables	789,130	(6,146)	782,984
Current tax liabilities	115,847	—	115,847
Lease liabilities	—	187,018	187,018
Loans and borrowings	30,000	—	30,000
Total current liabilities	934,977	180,872	1,115,849

Non-current liabilities
Lease liabilities	—	893,373	893,373
Loans and borrowings	45,000	—	45,000
Deferred tax liabilities	19,888	(19,888)	—
Provisions	—	173,149	173,149
Total non-current liabilities	64,888	1,046,634	1,111,522

Total liabilities	999,865	1,227,506	2,227,371

Net assets	529,307	10,759	540,066

Capital and reserves
Called up share capital	100	—	100
Retained earnings	529,207	10,759	539,966
	529,307	10,759	540,066

GROLIFE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED 31 AUGUST 2025

30     First time adoption of IFRS (cont.)

Reconciliation of total comprehensive income for the fiscal year ended 31 August 2024

	FRS 102 31 August 2024	Reclassifications and remeasurements	IFRS 31 August 2024
	£	£	£
Turnover	4,505,055	(90,162)	4,414,893
Cost of sales	(2,723,993)	(36,788)	(2,760,781)
Gross profit	1,781,062	(126,950)	1,654,112
Administrative expenses	(1,546,314)	98,825	(1,447,489)
Other operating income	—	79,958	79,958
Operating profit	234,748	51,833	286,581
Finance costs	(8,164)	(69,392)	(77,556)
Finance income	3,272	—	3,272
Profit before tax	229,856	(17,559)	212,297
Income tax expense	(125,006)	28,318	(96,688)
Profit for year and total comprehensive income for the year	104,850	10,759	115,609

Notes to the reconciliation of equity as at 1 September 2023 and 31 August 2024 and total comprehensive income for the fiscal year ended 31 August 2024

Goodwill

The adoption of IFRS means that goodwill is no longer amortised. The goodwill carrying amount as at 1 September 2023 has been taken as its deemed cost and the amortisation of £98,811 recognised in the year ending 31 August 2024, has been reversed on transition.

Leases

Under FRS 102, a lease is classified as a finance lease or an operating lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term. Under IFRS, as explained in Note 15, a lessee applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets and recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the date of transition to IFRS, the Group applied the transitional provision and measured lease liabilities at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS. Right-of-use assets were measured at the amount equal to the lease liabilities adjusted by the amount of any prepaid or accrued lease payments. As a result, the Group recognised on 1 September 2023 an increase of £264,364 (31 August 2024: £1,080,391) of lease liabilities included under interest-bearing loans and borrowings and £264,364 (31 August 2024: £1,140,969) of right-of-use assets. The difference between lease liabilities and right-of-use assets has been recognised in retained earnings.

Revenue

The adoption of IFRS has changed the Group’s accounting for revenue by replacing previous accounting methodology under FRS 102 with a 5-step approach of identifying a contract, identifying performance obligations, calculating a total contract transaction price, allocation of the transaction price to performance obligations, and recognition of the revenue relating to a performance obligation dependent on whether the performance obligation is satisfied at a point in time or over time.

During the fiscal year ended 31 August 2024, a decrease of revenue was recorded as it was partially reclassified to other operating income and partially netted down against cost of sales.

4,000,000 Ordinary Shares

Preliminary Prospectus

ARC GROUP SECURITIES LLC	PRIME NUMBER CAPITAL LLC

Through and including             , 2026 (the 25th day after the date of the prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our articles of association provide that the directors and officers of us or any associated company shall be entitled to be indemnified against all losses or liabilities which they incur in execution of their duty in their respective offices, to the extent permitted by law. We have entered into deeds of indemnity with each of our executive officers and directors.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, our executive officers and directors (each a “Relevant Officer”) shall have the benefit of a deed of indemnity containing provisions that entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all charges, losses, liabilities and damages and all properly incurred costs and expenses incurred by them in relation thereto to the fullest extent permitted by law), provided that our articles of association do not authorize any such person to indemnification to the extent that it would be prohibited or rendered void under the Companies Act or other applicable law, in connection with any proven or alleged negligence, default, breach of duty or breach of trust or otherwise by them in relation to us or any of our associated companies (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to us or any of our associated companies; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by us or our associated companies in which judgment is given against the Relevant Officer; (v) any claim which our board of directors determines as arising from the Relevant Officer’s fraud or willful default or which a court has determined as arising from the Relevant Officer’s fraud, willful default, recklessness or gross negligence; and (vi) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer.

Subject to the provisions of the Companies Act, pursuant to a deed of indemnity, the company may provide any Relevant Officer with funds to meet reasonable costs and expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust or otherwise by them in relation to the company or an associated company thereof, or (ii) in connection with any application for relief under the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the company may prescribe or where the company has reserved the right to require repayment.

The underwriting agreement that the company will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the Relevant Officers of the company against certain liabilities arising in connection with this offering.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The following information is furnished with regard to all securities issued by the Registrant within the last three years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(a)(2) of Securities Act or under Rule 701 promulgated under the Securities Act.

No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Issuances of Share Capital

On May 9, 2023, the registrant issued 1,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Yang Meng in connection with our incorporation for aggregate consideration of £1,000.

On September 29, 2023, the registrant issued 279,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Jiayi International for aggregate consideration of £4,108,200.

On September 30, 2023, the registrant issued 220,000 ordinary shares (subsequently re-classified as Class A ordinary shares) to Asa Education for aggregate consideration of £3,227,900.

On December 20, 2023, the registrant issued 76,923 Class A ordinary shares to Full Harvest UK Limited, Jiayi International, Info Creative (HK) Limited and Chuang Capital EduTech London Limited for aggregate consideration of £2.0 million, consisting of £1.45 million in cash proceeds and the capitalization of £0.55 million of outstanding indebtedness through the issuance of equity.

On January 22, 2026, we issued 8,242 Class A ordinary shares at a subscription price of £64.55 per share to Jiayi International and SW Home Investment Ltd and 3,532 Class A ordinary shares at a subscription price of £63.13 per share to Homaster Co., Ltd in a private placement for aggregate consideration of £0.76 million. Of this amount, £0.28 million of the subscription price payable was applied toward settlement of a loan we owed to Jiayi International.

Share Option Grants

Since its incorporation, the registrant has issued options to purchase an aggregate of 1,424,000 ordinary shares, after giving effect to the Share Subdivision, under its Share Option Plan. Of these options:

•        options to purchase 272,000 ordinary shares have been canceled without being exercised; and

•        options to purchase a total of 1,152,000 ordinary shares are currently outstanding.

Item 8. Exhibits

(a)     The Exhibit Index below is hereby incorporated herein by reference.

(b)    Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Articles of Association of the Registrant to be adopted with effect upon the consummation of this offering.
5.1*	Opinion of Morgan, Lewis & Bockius UK LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent).
10.1*	Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant named therein dated December 19, 2025, as varied and amended.
10.2	Form of Deed of Indemnity.
10.3#	Share Option Plan dated October 12, 2026.
14.1*	Form of Code of Ethics and Business Conduct.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Enrome LLP, an independent registered public accounting firm.
23.2*	Consent of Morgan, Lewis & Bockius UK LLP (included in Exhibit 5.1).
23.3	Consent of Frost & Sullivan.
23.4*	Consent of Buzzacott Audit LLP, independent auditors.
24.1	Power of Attorney (included in signature page to Registration Statement).
99.1*	Representation pursuant to Instruction 2 to Item 8.A.4 of Form 20-F regarding the age of financial statements.
99.2	Consent of Robbie Ian Bell to be named as a director.
99.3	Consent of S. Ko-yung (Sarah) Lee to be named as a director.
99.4	Consent of Thomas James Minor to be named as a director.
99.5	Consent of Yang Meng to be named as a director.
99.6	Consent of Xiaobing Wang to be named as a director.
101	Interactive Data File.
107	Filing Fee Table.

____________

*        To be filed by amendment.

#        Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on October 19, 2026.

iStep Learning plc
By:	/s/ Chenyan Xu
Name: Chenyan Xu
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chenyan Xu and Jonathan Shaw and each of them, as his or her true and lawful attorneys-in-fact and agents, and each of them, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Chenyan Xu	Chief Executive Officer (principal executive officer)	October 19, 2026
Chenyan Xu
/s/ Jonathan Shaw	Chief Financial Officer (principal financial officer and principal accounting officer)	October 19, 2026
Jonathan Shaw
/s/ Xiaobing Wang	Chair of the Board of Directors	October 19, 2026
Xiaobing Wang
/s/ Yang Meng	Director	October 19, 2026
Yang Meng
/s/ Robbie Bell	Director	October 19, 2026
Robbie Bell
/s/ S. Ko-yung Lee	Director	October 19, 2026
S. Ko-yung Lee
/s/ Thomas Minor	Director	October 19, 2026
Thomas Minor

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of iStep Learning plc has signed this registration statement on October 19, 2026.

COGENCY GLOBAL INC.
By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.